Filed pursuant to Rule 424(b)(4)
Registration No. 333-142735

PROSPECTUS

1,979,761 Shares

Common Stock

Encore Bancshares, Inc. is a bank holding company headquartered in Houston, Texas. We are offering 1,904,761 shares of our common stock and two of our shareholders are offering 75,000 shares of our common stock. We will not receive any of the proceeds from shares sold by any selling shareholder. This is an initial public offering. The initial public offering price of our common stock is $21.00 per share.

Prior to this offering, there has been no public market for our common stock. See the section of this prospectus captioned “Underwriting” for a discussion of the factors that were considered in determining the initial public offering price. The market price of our shares after the offering may be higher or lower than the initial public offering price. Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “EBTX.”

Investing in our common stock involves risks. For additional information, see the section of this prospectus captioned “ Risk Factors” beginning on page 9 for a discussion of the factors you should consider before you make your decision to invest in our common stock.

	Per Share	Total
Initial public offering price of common stock	$21.00	$40,000,000
Underwriting discounts and commissions	$1.47	$2,800,000
Proceeds to us (before expenses) (1)	$19.53	$37,200,00
Proceeds to the selling shareholders	$19.53	$1,465,000

(1)	This amount is the total before deducting legal, accounting, printing and other offering expenses payable by us, which are estimated to be $1,020,000.

The underwriters may also purchase up to 285,714 additional shares of our common stock from us at the public offering price, less the underwriting discount and commissions, within 30 days following the date of this prospectus to cover over-allotments.

The underwriters expect to deliver the shares of our common stock against payment in New York, New York on or about July 23, 2007, subject to customary closing conditions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not deposits or savings accounts of a bank or savings association, and they are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Keefe, Bruyette & Woods

                        Sandler O’Neill + Partners, L.P.

SMH Capital

The date of this prospectus is July 17, 2007

ENCOREBANK

GREATER HOUSTON
The Woodlands
Tomball
Spring
Kingwood
Humble
Champions
Memorial
Tanglewood
Highland Village
River Oaks
Downtown
Greenway Plaza
West University
Medical Center
Sugar Land

SOUTHWEST FLORIDA
Ocala
Daytona Beach
Port Orange
Edgewater
Sumterville
Titusville
Winter Park
Orlando
Dade City
Kissimmee
St. Cloud
Cape Canaveral
Cocoa Beach
Clearwater
Belleair Bluffs
Haines City
Tampa
Lakeland
Palm Bay
St. Petersburg
Vero Beach
Bradenton
Sun City Center
Ft. Pierce
Sarasota
Port St. Lucie
Venice
Cape Coral
Ft. Myers
Naples
Boca Raton
Hialeah
Sweetwater
Miami
Coral Gables
South Miami
Homestead

Private Client Office of Encore Bank, N.A.

You should rely only on the information contained in this prospectus. Neither we, the selling shareholders nor any underwriter has authorized anyone to provide prospective investors with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock. Our business, financial condition, results of operations cash flows and/or prospects may have changed since that date. Information contained on, or accessible through, our website is not part of this prospectus.

In this prospectus we rely on and refer to information and statistics regarding the banking industry, demographics and populations and the Texas and Florida markets. We obtained this information from independent publications or other publicly available information.

i

PROSPECTUS SUMMARY

This summary highlights key aspects of the offering and does not contain all of the material information you should consider before investing in our common stock. You should read this prospectus carefully, including “Risk Factors” and our consolidated financial statements and the accompanying notes, before making an investment decision.

Unless we indicate otherwise, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares to cover over-allotments.

Overview

Encore Bancshares, Inc. is a bank holding company and wealth management organization that provides banking, investment management, financial planning and insurance services to professional firms, privately-owned businesses, investors and affluent individuals. We are headquartered in Houston, Texas and currently manage, through our primary subsidiary Encore Bank, N.A., 11 private client offices in the greater Houston market and six private client offices and two loan production offices in southwest Florida. We also operate five wealth management offices and three insurance offices in Texas. As of March 31, 2007, we reported, on a consolidated basis, total assets of $1.3 billion, total loans of $932.8 million, total deposits of $997.3 million, shareholders’ equity of $108.9 million and $2.6 billion of assets under management.

History and Franchise Transformation

In September 2000, our current Chief Executive Officer, James S. D’Agostino, Jr., led a group of primarily local Houston investors in our purchase of Guardian Savings and Loan Association. At the time of the acquisition, Guardian’s balance sheet was comprised of investment securities and purchased loans funded principally by certificates of deposit originated through 24 branch offices in Atlanta, Boston, Kansas City and St. Louis and one Houston location.

Starting in late 2000, our current management team took the following strategic actions to transform our franchise:

•	We recapitalized our company with $25.0 million at the time of the acquisition and raised an additional $23.7 million in common equity in three separate private placements through January 2005.

•

We changed the name of the bank to Encore Bank and initiated our strategy of providing superior customer service in a “private banking” environment to professional firms, privately-owned businesses, investors and affluent individuals. Consistent with this strategy, we refer to the locations of Encore Bank we opened in and after November 2000 as private client offices.

•

We sold all 24 branches located outside of our target markets in four separate transactions in the period from December 2001 to September 2003, disposing of approximately $674.9 million in deposits and approximately $50.8 million in real estate. For the years ended December 31, 2006, 2005, 2004, 2003 and 2002, we had non-recurring gains on the sale of branches and certain real estate of $370,000, $303,000, $3.9 million, $6.1 million and $8.4 million, respectively. We had $0 and $144,000 in non-recurring gains for the three months ended March 31, 2007 and 2006, respectively.

•	We completed the opening of nine de novo private client offices in Houston and southwest Florida by December 2003. We now have 17 private client offices in our target markets.

•	We rolled out a full line of deposit and cash management products, which enabled us to replace higher cost brokered deposits with lower cost core deposits.

•	We built a loan platform and recruited 20 experienced loan officers, which enabled us to replace lower yielding purchased loans and securities with traditional bank loans.

•

We completed and successfully integrated four acquisitions between April 2004 and August 2005 that included an investment management and financial planning firm, a trust company and two insurance agencies.

Business Strengths and Growth Strategies

We have now built a platform designed to continue to grow loans and deposits and improve profitability, which we intend to accomplish utilizing the following strengths and strategies:

Optimize our deposit mix. Increasing personal and business checking (noninterest and interest checking, or transaction deposits) is key to our strategy of decreasing our funding costs and continuing to increase our net interest margin from 2.55% for the three months ended March 31, 2007. We have had considerable success in building business demand deposits, which has resulted largely from our continued growth in lending to privately-owned businesses and professional firms, and our offering of cash management services. We have increased our transaction deposits to $287.2 million, or 28.8% of total deposits, as of March 31, 2007 from $189.8 million, or 25.1% of total deposits, as of December 31, 2002, a compounded annual growth rate of 10.2%. Also contributing to the reduction in our funding costs is the increase in our core deposits, which consist of transaction deposits, money market and savings accounts and time deposits less than $100,000. As of March 31, 2007, core deposits represented 79.6% of total deposits. Our ability to generate deposits is reflected in the growth of total deposits in Houston and southwest Florida, as our total deposits have grown at a 26.3% compounded annual growth rate since 2002.

Continue to increase loan originations. We believe our seasoned team of commercial lenders can continue to grow commercial loans organically to replace lower yielding securities as they mature and purchased mortgages as they are paid down. From 2002 through March 31, 2007, we have increased our total originated loans by $688.1 million, a compounded annual growth rate of 62.4%, and our total commercial loans by $418.9 million, a compounded annual growth rate of 75.1%.

Expand wealth management and insurance businesses. We believe that our ability to offer sophisticated wealth management products and services within a high-touch community bank framework gives us a competitive advantage and an avenue for growth. In addition, the expected demographic shift should generate more wealth management requirements as baby boomers reach retirement age and inherit additional investment assets. As such, we believe that our wealth management franchise is well positioned to increase its assets under management, which have increased from $2.2 billion as of December 31, 2005 to $2.6 billion as of March 31, 2007. Revenues from our wealth management group comprised 50.2% of our first quarter 2007 noninterest income, while our insurance group contributed 20.3% of our noninterest income. Our ratio of noninterest income to total revenue for the three months ended March 31, 2007 was 52.40%. Net earnings from our wealth management group for the first quarter 2007 comprised $823,000, or 46.4%, of our consolidated net earnings and net earnings from our insurance group for the same period comprised $489,000, or 27.5%, of our consolidated net earnings. The remainder of our consolidated net earnings were derived from our banking operations.

Leverage our infrastructure. Over the past several years, we have made significant investments in our private client offices, people and technology. Since most of our offices are relatively new, we have not maximized their potential and we believe the platform is in place for significant growth with minimal additional expense. In fact, seven of our 17 private client offices were opened in the last three years. Increasing deposits per office and loans per officer should enable us to improve our efficiency ratio from 75.25% for the three months ended March 31, 2007, as well as enhance other profitability ratios.

Acquire compatible banks and financial services companies. Having successfully integrated our recent wealth management and insurance acquisitions, we plan to pursue select acquisitions related to expanding our banking, wealth management and insurance capabilities. We will focus on targets within our existing footprint or other attractive markets with significant core deposits and/or a potential client base compatible with our operating philosophy.

Continue to leverage our experienced management team and board. Our executive management team has a wealth and depth of experience in the financial services industry, which we believe better positions us to take advantage of future growth opportunities. Our Chief Executive Officer, James S. D’Agostino, Jr., was Chairman, President and Chief Executive Officer of American General Life and Accident Insurance Company (Nashville, TN) from 1993 to 1997 and was Vice Chairman of its parent company, American General Corporation (Houston, TX), until 1999. Prior to these roles, Mr. D’Agostino spent 18 years in commercial banking. Our Chief Financial Officer, L. Anderson Creel, has 30 years of banking and accounting experience, including eight years as Chief Financial Officer of Prime Bancshares, Inc., a publicly traded bank holding company. Before joining us in 2002, Robert Mrlik spent over 13 years at American General, prior to which he worked at several commercial banks. J. Harold Williams brings to us from Linscomb & Williams over 30 years of wealth management experience. Thomas Ray, who runs our Florida operation, has over 26 years of banking experience, mostly in that state. The management team’s operating strategy is guided by our board of directors, which is composed of well-regarded professionals and entrepreneurs with collective depth and experience in wealth management, financial planning, real estate development, private equity investments and commercial banking. We currently expect that one of our directors will purchase approximately 36,538 shares of our common stock in this offering.

Markets

We operate in what we believe are two of the most attractive banking and wealth management markets in the United States—the greater Houston area and southwest Florida. The Houston economy is strong, diverse and growing, and benefits from large energy and healthcare industries. Houston is also the home to more than 76,000 small businesses. Southwest Florida continues its rapid economic growth supported by a strong increase in population and expanded service-related and healthcare industries. Both markets have a large population of the professional and affluent clients that we target.

Houston Market. We have 11 private client offices in the greater Houston area, which includes high growth areas in Fort Bend, Montgomery and Harris counties. The Houston-Sugar Land-Baytown Metropolitan Statistical Area (MSA) had a population of approximately 5.6 million people in 2006 and ranked 6th in the nation in terms of size. The Houston-Sugar Land-Baytown MSA had a median household income of approximately $56,000 in 2006, which was 8% higher than the national median. The MSA also has access to approximately $98 billion in deposits. Often called the world’s energy capital, Houston is also home to one of the world’s largest healthcare complexes, the nation’s largest port in volume of foreign tonnage and 24 companies on the 2006 Fortune 500 list. In addition, Houston boasts a significant and growing number of legal and accounting professionals.

Southwest Florida Market. We have expanded our presence to include six private client offices in southwest Florida. The Naples-Marco Island MSA had a population of approximately 325,000 in 2006 and continues to grow rapidly. The Naples-Marco Island MSA is one of the wealthiest in the nation, having a median household income of approximately $59,000 in 2006, which was 15% higher than the national median. The Naples-Marco Island MSA has approximately $11 billion in deposits. We also have private client offices in the Tampa-St. Petersburg-Clearwater and Cape Coral-Ft. Myers MSAs with populations of 2.7 million and 588,000, respectively, in 2006. The Tampa-St. Petersburg-Clearwater MSA and the Cape Coral-Ft. Myers MSA have approximately $55 billion and $11 billion in deposits, respectively. Commercial real estate, residential property and leisure activities have provided stimulus to southwest Florida to service the growing retired population.

Within our target markets, our strategy is to selectively place our private client offices in convenient, high-traffic locations in high net worth areas. For example, in the greater Houston area, we have identified several affluent sub-markets where we operate at major intersections or other highly visible areas. The median household income within our Houston branch zip codes is approximately $91,000, 64% higher than the MSA as a whole, and the comparable figure for our Naples branch zip codes is approximately $75,000, 27% higher than the MSA as a whole. However, by being selective in where we place our offices within each zip code, we believe the household income levels within our sub-markets are higher.

Operating Philosophy

Since our transformation is largely completed, we believe that we are now positioned to become the premier provider in our target markets of banking, wealth management and insurance products and services to professional firms, privately-owned businesses, investors and affluent individuals. Our individual clients generally have a net worth of between $500,000 and $20 million. We believe that these clients constitute an underserved market as most wealth management specialists at large commercial banks and other financial services firms typically focus on clients at the upper end of our target range. We offer a broad array of products and services tailored to the objectives of our target clients, ranging from checking accounts to state-of-the-art cash management to real estate loans to sophisticated financial and estate planning, all within a high-touch community bank framework. We believe we are the only community bank within our target markets that focuses on privately-owned businesses and wealth management with such a high level of professional expertise and abundant product offering.

Our clients are served by a private banker or relationship manager who understands each client’s financial needs and offers products and services designed to meet those needs. We believe that our clients and prospects prefer this type of highly personalized service, often referred to as “private banking,” and that our way of building client relationships, while potentially more costly in the short term, yields high returns over the course of the entire relationship. Our private bankers and relationship managers are able to offer traditional banking services and to collaborate with investment management, financial planning, trust and insurance specialists in our subsidiaries to meet our clients’ financial needs. By providing services in this collaborative manner, we believe we are able to diminish the possibility of disintermediation by other financial services providers.

We believe that the quality of our people is the backbone of our organization-wide commitment to superior client service. Our ability to recruit and retain experienced and motivated financial professionals results from our size, minimal bureaucracy, high growth, abundant product offering and performance-based incentive programs. The continuing high level of merger and acquisition activity in the Texas and southwest Florida financial markets has also enhanced our recruitment efforts. We actively seek to identify and employ quality employees who become available as a result of this activity. Our low level of employee turnover has provided a continuity of service that fosters long-term client relationships.

Corporate Information

Our principal executive office is located at Nine Greenway Plaza, Suite 1000, Houston, Texas 77046, and our telephone number is (713) 787-3100. Our corporate website address is www.encorebank.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on, or accessible through, our website as part of this prospectus.

The Offering

Common stock offered by us	1,904,761 shares (1)

Common stock offered by the selling shareholders	75,000 shares

Total common stock offered	1,979,761 shares

Common stock to be outstanding immediately after this offering	9,801,626 shares (1)(2)

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $36.2 million based on the initial offering price of $21.00, after deducting underwriting discounts and commissions and expenses payable by us. We intend to use these net proceeds to support anticipated balance sheet growth, which may include, among other things, contributions to the capital of Encore Bank, for possible future acquisitions and for general corporate purposes. See the section of this prospectus captioned “Use of Proceeds” for further details.

We will not receive any of the proceeds from the sale of shares of our common stock offered by any selling shareholder.

Dividend policy	We have not historically declared or paid dividends on our common stock and we do not expect to do so in the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our board of directors. See the section of this prospectus captioned “Our Dividend Policy” for further details.

Risk factors	See the section of this prospectus captioned “Risk Factors,” beginning on page 9 and other information included in this prospectus for a discussion of certain factors that you should carefully consider before making a decision to invest in our common stock.

NASDAQ Global Market symbol	Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “EBTX.”

(1)

Assumes that the underwriters will not exercise their option to purchase up to an additional 285,714 shares of our common stock to cover over-allotments, if any. If the underwriters exercise this option in full,

10,087,340 shares of our common stock will be outstanding immediately after this offering. See the section of this prospectus captioned “Underwriting.”

(2)	The number of shares of common stock outstanding immediately after this offering is based on the number of shares outstanding as of March 31, 2007 and does not include:

•	1,089,750 shares of common stock that we may issue upon the exercise of stock options outstanding as of March 31, 2007 at a weighted average exercise price of $9.84 per share;

•	53,817 shares of common stock reserved for issuance pursuant to future grants under our 2000 Stock Incentive Plan; and

•

A number of shares of our common stock that may be issued to the former shareholders of Linscomb & Williams no later than March 31, 2010 depending on the after-tax net earnings of Linscomb & Williams from the date of acquisition through December 31, 2009, subject to certain limitations, which, based on the after-tax net earnings of Linscomb & Williams for the period from the date of acquisition through March 31, 2007 and the initial public offering price of $21.00, would be 123,270 shares.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table summarizes our historical consolidated financial data for the periods and at the dates indicated. You should read this information in conjunction with our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected historical consolidated financial data as of December 31, 2006 and 2005 and for the three years ended December 31, 2006 is derived from our audited consolidated financial statements and related notes included in this prospectus. The historical consolidated financial data as of December 31, 2004, 2003 and 2002 and for the two years ended December 31, 2003 has been derived from our audited consolidated financial statements not included in this prospectus. The selected historical consolidated financial data as of March 31, 2007 and 2006 and for the three-month periods then ended are derived from our unaudited interim consolidated financial statements. Management believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations and financial condition as of the dates and for the periods indicated. You should not assume the results of operations for past periods indicate results for any future period.

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(unaudited)
	(dollars in thousands, except per share data)
Income Statement Data:
Interest income	$19,480	$17,820	$75,810	$64,653	$58,470	$62,689	$71,633
Interest expense	11,800	10,309	45,637	38,400	34,456	43,836	51,169

Net interest income	7,680	7,511	30,173	26,253	24,014	18,853	20,464
Provision for loan losses	900	705	3,491	3,198	3,159	3,900	2,940

Net interest income after provision for loan losses	6,780	6,806	26,682	23,055	20,855	14,953	17,524
Noninterest income (1)	8,455	9,713	35,083	29,334	21,822	28,872	18,595
Noninterest expense	12,462	13,057	50,338	45,502	32,547	30,662	20,508

Net earnings before income taxes	2,773	3,462	11,427	6,887	10,130	13,163	15,611
Income tax expense	998	1,196	3,949	2,098	3,267	4,553	4,417

Net earnings	$1,775	$2,266	$7,478	$4,789	$6,863	$8,610	$11,194

Common Share Data:
Basic earnings per share	$0.23	$0.30	$1.00	$0.70	$1.15	$1.46	$2.13
Diluted earnings per share	0.22	0.29	0.94	0.66	1.11	1.41	2.11
Book value per share	13.80	12.96	13.57	12.68	11.83	10.63	10.48
Tangible book value per share	9.33	8.37	9.01	8.07	11.01	10.63	10.48
Weighted average shares outstanding (basic)	7,554,893	7,495,859	7,501,131	6,824,712	5,986,274	5,910,383	5,254,531
Weighted average shares outstanding (diluted)	8,131,379	7,860,835	7,925,685	7,288,499	6,175,819	6,094,618	5,298,580
Shares outstanding at end of period	7,896,865	7,703,559	7,786,315	7,691,559	6,173,832	6,023,349	5,648,603

Period-End Balance Sheet Data:
Total assets	$1,294,987	$1,330,593	$1,336,843	$1,316,565	$1,273,071	$1,326,467	$1,374,553
Investment securities	207,911	305,273	256,256	323,074	480,143	582,596	702,267
Loans receivable	932,793	819,406	908,368	808,204	660,694	617,781	546,342
Allowance for loan losses	9,790	8,991	9,056	8,719	7,658	5,604	4,668
Goodwill and other intangible assets	35,302	35,341	35,487	35,442	5,080	—	—
Deposits	997,298	832,519	1,030,811	815,074	729,328	743,134	754,760
Shareholders’ equity (2)	108,944	99,808	105,677	97,513	73,051	64,045	59,191
Junior subordinated debentures	20,619	20,619	20,619	20,619	20,619	20,619	15,464

Average Balance Sheet Data:
Total assets	$1,313,328	$1,305,732	$1,316,572	$1,293,781	$1,261,970	$1,356,361	$1,308,883
Investment securities	232,154	315,311	288,082	385,502	506,800	690,790	616,235
Loans receivable	916,523	809,487	840,330	747,079	626,225	541,647	579,679
Deposits	998,645	800,985	882,581	767,358	739,126	843,051	748,543
Shareholders’ equity (3)	107,719	97,954	100,827	87,358	67,160	61,089	39,792

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(unaudited)
	(dollars in thousands, except per share data)
Selected Performance Ratios:
Return on average assets	0.55%	0.70%	0.57%	0.37%	0.54%	0.63%	0.86%
Return on average equity (4)	6.68	9.38	7.42	5.48	10.22	14.09	28.13
Return on average tangible equity (4)	9.96	14.73	11.40	7.37	10.70	14.09	28.13
Net interest margin (5)	2.55	2.50	2.46	2.14	1.96	1.42	1.63
Efficiency ratio (1)(6)	75.25	74.40	75.68	80.42	69.87	63.09	60.43
Noninterest income to total revenue	52.40	56.39	53.76	52.77	47.61	60.50	47.61

Asset Quality Ratios (7):
Nonperforming assets to total loans and investment in real estate	1.11%	0.27%	1.07%	0.56%	0.92%	1.40%	1.24%
Net charge-offs to average loans	0.07	0.22	0.38	0.29	0.18	0.55	0.22
Allowance for loan losses to period-end loans	1.05	1.10	1.00	1.08	1.16	0.91	0.85
Allowance for loan losses to nonperforming loans (8)	114.56	522.41	95.26	250.26	179.77	200.57	141.37

Capital Ratios:
Leverage ratio (9)	7.23%	6.38%	6.90%	6.23%	6.63%	6.16%	5.95%
Tier 1 risk-based capital ratio (9)	10.07	10.06	10.17	9.89	12.63	12.78	13.32
Total risk-based capital ratio (9)	11.14	11.15	11.19	10.97	13.78	13.66	14.08
Tangible common equity to tangible assets (10)	5.85	4.18	5.39	4.85	5.36	4.83	4.31

(1)	For the years ended December 31, 2006, 2005, 2004, 2003 and 2002, noninterest income included nonrecurring gains on the sale of branches and certain real estate of $370,000, $303,000, $3.9 million, $6.1 million and $8.4 million, respectively. For the three months ended March 31, 2007 and 2006, noninterest income included nonrecurring gains of $0 and $144,000, respectively.
(2)	Shareholders’ equity as of March 31, 2006 and December 31, 2006 and 2005 includes $10.3 million in puttable common stock. The put agreement to which the stock was subject was terminated on March 30, 2007. For a discussion of the puttable common stock, see the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—For the Three Months Ended March 31, 2007 and 2006—Financial Condition—Shareholders’ Equity and Puttable Common Stock.”

(3)	Average shareholders’ equity for the three months ended March 31, 2007 and 2006 and the years ended December 31, 2006 and 2005 includes $10.0 million, $10.3 million, $10.3 million and $3.4 million, respectively, in puttable common stock.

(4)	The ratios for the three months ended March 31, 2007 and 2006 and the years ended December 31, 2006 and 2005 include puttable common stock as a part of shareholders’ equity.

(5)	Net interest margin is calculated by dividing net interest income by average earning assets.

(6)	Calculated by dividing total noninterest expense, less amortization of intangibles, by the sum of net interest income plus noninterest income, excluding gains and losses on sales of securities.

(7)	At period end, except net charge-offs to average loans, which is for periods ended at such dates.

(8)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more, restructured loans and any other loan management deems to be nonperforming.

(9)	The regulatory capital ratios included in the table are the capital ratios of Encore Bank. On March 30, 2007, we became a bank holding company and Encore Bank became a national bank. For all periods prior to March 30, 2007, the capital ratios are calculated in accordance with Office of Thrift Supervision regulations and as of March 31, 2007, the capital ratios are calculated in accordance with Office of the Comptroller of the Currency regulations. We were not required to monitor consolidated capital ratios as a thrift holding company, but we are required to do so as a bank holding company. As of March 31, 2007, our consolidated leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio were 7.40%, 10.28% and 11.35%, respectively. See the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—For the Three Months Ended March 31, 2007 and 2006—Financial Condition—Regulatory Capital” for details relating to our regulatory capital ratios.

(10)	At period end. Tangible common equity includes $10.3 million of puttable common stock as of March 31, 2006 and December 31, 2006 and 2005.

R ISK FACTORS

An investment in our common stock involves risks. You should carefully read and consider the following risks and all other information contained in this prospectus, including the financial statements and the notes to those financial statements before making an investment decision. The realization of any of the risks described below could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects. The trading price of our common stock could decline due to any of these risks, and you could lose part or all of your investment. The order of these risk factors does not reflect the likelihood of their occurrence.

Risks Associated With Our Business

If we are unable to continue to transform our balance sheet by originating loans and growing core deposits and if our strategic decision to open a number of new private client offices and offer wealth management services and insurance products does not continue to generate new business, our business and earnings may be negatively affected.

We have transformed our balance sheet by replacing lower yielding investment securities and purchased mortgage loans with our own higher yielding originated loans. We have also rolled out a full line of deposit and cash management products, which has enabled us to replace brokered deposits with core deposits. In connection with this transformation, we have disposed of our out-of-market locations and expanded the number of private client offices we operate in attractive markets in Texas and southwest Florida. Additionally, we have made strategic acquisitions enabling us to offer wealth management services and insurance products to our clients. Our ability to continue the growth of originated loans and core deposits depends, in part, upon our ability to leverage our current offices and infrastructure, successfully attract core deposits, identify attractive commercial lending opportunities and retain experienced lending officers. Our ability to continue to successfully execute our business plan requires effective planning and management implementation, which may be affected by factors outside of our control. If we are not able to attract significant business from our target markets, our business and earnings may be negatively affected.

Our dependence on loans secured by real estate subjects us to risks relating to fluctuations in the real estate market and related interest rates and legislation that could result in significant additional costs and capital requirements that could adversely affect our financial condition and results of operations.

Approximately 81.3% of our loan portfolio as of March 31, 2007 was comprised of loans collateralized by real estate. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A weakening of the real estate market in our primary market areas could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing the loans and the value of real estate owned by us. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses, which could adversely affect our financial condition and results of operations.

As of March 31, 2007, we had $134.8 million, or 14.5%, of our total loans in real estate construction loans. Of this amount, $35.3 million were made to finance residential construction with an identified purchaser and $34.3 million were made to finance residential construction with no identified purchaser. Substantially all of these loans are located in the Houston area. Further, $65.2 million of real estate construction loans were made to finance commercial construction, with the majority of these loans made to finance construction projects located in southwest Florida. Construction loans are subject to risks during the construction phase that are not present in standard residential real estate and commercial real estate loans. These risks include:

•	the viability of the contractor;

•	the contractor’s ability to complete the project, to meet deadlines and time schedules and to stay within cost estimates; and

•	concentrations of such loans with a single contractor and its affiliates.

Real estate construction loans also present risks of default in the event of declines in property values or volatility in the real estate market during the construction phase. If any of these risks were to occur, it could adversely affect our financial condition and results of operations.

In December 2006, banking regulators issued guidance regarding high concentrations of commercial and real estate construction loans within bank loan portfolios. The guidance requires institutions that exceed certain levels of real estate lending to maintain higher capital ratios than institutions with lower concentrations if they do not have appropriate risk management policies and practices in place. If there is any deterioration in our commercial real estate portfolio or if our regulators conclude that we have not implemented appropriate risk management policies and practices, it could adversely affect our business and result in a requirement of increased capital levels, and such capital may not be available at that time.

If we are unable to continue to originate residential real estate loans and sell them into the secondary market for a profit, our earnings could decrease.

We derive a portion of our noninterest income from the origination of residential real estate loans and the subsequent sale of such loans into the secondary market. For the three months ended March 31, 2007, we originated $92.5 million in residential real estate loans, sold $69.4 million in such loans and recognized $2.0 million in gains on such sales. For the year ended December 31, 2006, we originated $458.3 million in residential real estate loans, sold $381.4 million in such loans and recognized $9.6 million in gains on such sales. The amount of gains recognized for the three months ended March 31, 2007 and the year ended December 31, 2006 were less than the gains recognized in the same period of the prior year. If this trend continues and we are unable to continue to originate and sell residential real estate loans at historical or greater levels, our residential real estate loan volume would decrease, which could decrease our earnings. A rising interest rate environment, general economic conditions or other factors beyond our control could adversely affect our ability to originate residential real estate loans. Additionally, we sell a large portion of our residential real estate loans to third party investors, and rising interest rates could negatively affect our ability to generate suitable profits on the sale of such loans. If interest rates increase after we originate the loans, our ability to market those loans is impaired as the profitability on the loans decreases. These fluctuations can have an adverse effect on the revenue we generate from residential real estate loans and in certain instances, could result in a loss on the sale of the loans.

As a consequence of our efforts to transform our balance sheet over the last five years by originating new loans, in certain circumstances there is limited repayment history against which we can fully assess the adequacy of our allowance for loan losses. If our allowance for loan losses is not adequate to cover actual loan losses, our earnings will decrease.

As a consequence of our efforts to transform our balance sheet over the last five years, many of our loans have been made recently, and in those circumstances, there is limited repayment history against which we can fully assess the adequacy of our allowance for loan losses. Over $784.0 million, or 84.1%, of our loan portfolio as of March 31, 2007 represents loans originated since 2002 and $144.3 million, or 15.5%, of our loan portfolio represents purchased loans. As a lender, we are exposed to the risk that our loan clients may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of the borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses to cover any loan losses inherent in the loan portfolio. In determining the size of the allowance, we rely on a periodic analysis of our loan portfolio, our historical loss experience and our evaluation of general economic conditions. If our assumptions prove to be incorrect or if we experience significant loan losses, our current allowance may not be sufficient to cover actual loan losses and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. A material addition to the allowance for loan losses could cause our earnings to decrease. Due to the relatively unseasoned nature of our loan portfolio, we cannot assure you that we will not experience an increase in delinquencies and losses as these loans continue to mature.

In addition, federal regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further charge-offs, based on judgments different than those of our management. Any significant increase in our allowance for loan losses or charge-offs required by these regulatory agencies could have a material adverse effect on our results of operations and financial condition.

Our profitability depends significantly on local economic conditions in the areas where our operations and loans are concentrated.

Our profitability depends on the general economic conditions in our primary markets in Texas and southwest Florida. Unlike larger banks that are more geographically diversified, we provide banking and financial services to clients primarily in the greater Houston area, including Harris, Ft. Bend and Montgomery counties, and southwest Florida, including Lee, Collier, Pinellas and Hillsborough counties. As of March 31, 2007, $383.0 million, or 56.3%, of our commercial real estate, real estate construction and residential real estate loans were made to borrowers in Texas and $159.7 million, or 23.5%, of such loans (which includes $41.0 million in purchased loans) were made to borrowers in Florida. The local economic conditions in these areas have a significant impact on our commercial, real estate and construction and consumer loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. In addition, if the population or income growth in either of these regions is slower than projected, income levels, deposits and housing starts could be adversely affected and could result in the curtailment of our expansion, growth and profitability. If either of these regions experiences a downturn or a recession for a prolonged period of time, we would likely experience significant increases in nonperforming loans, which could lead to operating losses, impaired liquidity and eroding capital.

Moreover, a significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond our control could impact these local economic conditions and could negatively affect the financial results of our banking operations.

The properties that we own and our foreclosed real estate assets could subject us to environmental risks and associated costs.

There is a risk that hazardous substances or wastes, contaminants, pollutants or other environmentally restricted substances could be discovered on our properties or our foreclosed assets (particularly in the case of real estate loans). In this event, we might be required to remove the substances from the affected properties or to engage in abatement procedures at our sole cost and expense. Besides being liable under applicable federal and state statutes for our own conduct, we may also be held liable under certain circumstances for actions of borrowers or other third parties with respect to property that collateralizes one or more of our loans or property that we own. Potential environmental liability could include the cost of remediation and also damages for any injuries caused to third-parties. We cannot assure you that the cost of removal or abatement will not substantially exceed the value of the affected properties or the loans secured by those properties, that we would have adequate remedies against prior owners or other responsible parties or that we would be able to resell the affected properties either prior to or following completion of any such removal or abatement procedures. If material environmental problems are discovered prior to foreclosure, we generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect us from environmental liability. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced and, as a result, we may suffer a loss upon collection of the loan.

The small to medium-sized businesses we lend to may have fewer resources to weather a downturn in the economy, which may impair a borrower’s ability to repay a loan to us, and such impairment could materially harm our operating results.

We make loans to professional firms and privately-owned businesses that are considered to be small to medium-sized businesses. Small to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small to medium-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay our loan. Economic downturns and other events that negatively impact our target market could cause us to incur substantial credit losses that could materially harm our operating results.

Our banking business is subject to interest rate risk and fluctuations in interest rates may adversely affect our results of operations and financial condition.

The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income, which is the difference between interest earned from interest-earning assets, such as loans and investment securities, and interest paid on interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will negatively impact our earnings. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply, and international disorder and instability in domestic and foreign financial markets.

As of March 31, 2007, we were liability sensitive, meaning that our interest-bearing liabilities reprice more quickly than our interest-earning assets, so in the event of a sharp increase in interest rates, our net interest income will be affected negatively. Although our asset liability management strategy is designed to control our risk from changes in market interest rates, it may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition.

The wealth management fees we receive may decrease as a result of poor investment performance, in either relative or absolute terms, which could decrease our revenues and net earnings.

For the three months ended March 31, 2007 and the year ended December 31, 2006, we received $4.2 million and $17.3 million, respectively, in fees from our wealth management business, which represented 50.2% and 49.4%, respectively, of our total noninterest income. We derive our revenues from this business primarily from investment management fees based on assets under management and, to a lesser extent, fee-based financial planning services. Our ability to maintain or increase assets under management is subject to a number of factors, including investors’ perception of our past performance, in either relative or absolute terms, market and economic conditions, and competition from investment management companies. Financial markets are affected by many factors, all of which are beyond our control, including general economic conditions; securities market conditions; the level and volatility of interest rates and equity prices; competitive conditions; liquidity of global markets; international and regional political conditions; regulatory and legislative developments; monetary and fiscal policy; investor sentiment; availability and cost of capital; technological changes and events; outcome of legal proceedings; changes in currency values; inflation; credit ratings; and the size, volume and timing of transactions. A decline in the fair value of the assets under management caused by a decline in general economic conditions would decrease our wealth management fee income.

Investment performance is one of the most important factors in retaining existing clients and competing for new wealth management clients. Poor investment performance could reduce our revenues and impair our growth in the following ways:

•	existing clients may withdraw funds from our wealth management business in favor of better performing products;

•	asset-based management fees could decline from a decrease in assets under management;

•	our ability to attract funds from existing and new clients might diminish; and

•	our wealth managers and investment advisors may depart, to join a competitor or otherwise.

Even when market conditions are generally favorable, our investment performance may be adversely affected by the investment style of our wealth management and investment advisors and the particular investments that they make. To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of our wealth management business will likely be reduced and our ability to attract new clients will likely be impaired. As such, fluctuations in the equity and debt markets can have a direct impact upon our net earnings.

Linscomb & Williams’ investment advisory contracts are subject to termination on short notice, and termination of a significant number of investment advisory contracts could have a material adverse impact on our revenues.

Linscomb & Williams derived 91.7% of its revenue for the three months ended March 31, 2007 from investment advisory contracts with its clients. These contracts are typically terminable by clients without penalty upon relatively short notice (generally not more than 60 days). Our wealth management clients can terminate their relationships with us, reduce their aggregate assets under management, or shift their funds to other types of accounts with different rate structures for any number of reasons, including investment performance, changes in prevailing interest rates, inflation, changes in investment preferences of clients, changes in our reputation in the marketplace, changes in management or control of clients, loss of key investment management personnel and financial market performance. We cannot be certain that Linscomb & Williams’ management will be able to retain all of their clients. If its clients terminate their investment advisory contracts, Linscomb & Williams, and consequently we, could lose a substantial portion of our revenues.

Our insurance agency’s commission revenues are based on premiums set by insurers and any decreases in these premium rates could adversely affect our operations and revenues.

Our insurance agency subsidiary, Town & Country, is engaged in insurance agency and brokerage activities. For the three months ended March 31, 2007 and the year ended December 31, 2006, we received $1.7 million and $5.5 million, respectively, in fees from Town & Country, which represented 20.3% and 15.7%, respectively, of our total noninterest income. Town & Country derives revenues primarily from commissions paid by the insurance underwriters on the sale of insurance products to clients. These commissions are highly dependent on the premiums charged by insurance underwriters, which historically have been cyclical in nature, vary by region and display a high degree of volatility based on the prevailing economic and competitive factors that affect insurance underwriters. These factors, which are not within Town & Country’s control, include the capacity of insurance underwriters to place new business, non-underwriting profits of insurance underwriters, consumer demand for insurance products, the availability of comparable products from other insurance underwriters at a lower cost and the availability to consumers of alternative insurance products, such as government benefits and self-insurance plans.

Town & Country also receives contingent commissions, which are commissions paid by insurance underwriters based on profitability of the business, premium growth, total premium volume, or some combination of these factors. Town & Country generally receives these contingent commissions in the first and second quarters of each year. Due to the nature of these commissions, it is difficult for us to predict their payment. Increases in loss ratios experienced by insurance underwriters will result in a decreased profit to them and may result in decreases in the payment of contingent commissions to us.

Town & Country cannot predict the timing or extent of future changes in premiums and thus commissions. As a result, we cannot predict the effect that future premium rates will have on our operations. While increases in premium rates may result in revenue increases, decreases in premium rates may result in revenue decreases. These decreases may adversely affect our operations and revenues for the periods in which they occur.

Our business would be harmed if we lost the services of any of our senior management team and senior relationship bankers and are unable to recruit or retain suitable replacements.

We believe that our success to date and our prospects for future success in our banking, wealth management and insurance businesses depend significantly on the continued services and performance of our chief executive officer, James S. D’Agostino, Jr., and the other members of our senior management team. While we have granted restricted stock to, and have change in control agreements with, each of these persons, our ability to retain such officers may be hindered by the fact that we have not entered into employment or non-competition agreements with most of them. Therefore, they may terminate their employment with us at any time, and we could have difficulty replacing such officers with persons who are experienced in the specialized aspects of our business or who have ties to the communities within our primary market areas. The unexpected loss of services of any of these key officers could materially harm our business.

Our growth could be hindered unless we are able to recruit and retain qualified employees.

The markets in which we operate are experiencing a period of rapid growth, placing a premium on highly qualified employees in a number of industries, including the financial services industry. Our business plan includes, and is dependent upon, our hiring and retaining highly qualified and motivated executives and employees at every level and, in particular, experienced loan officers and relationship managers. We expect to experience substantial competition in our endeavor to identify, hire and retain the top-quality employees that we believe are key to our future success. If we are unable to hire and retain qualified employees, we may not be able to grow our franchise and successfully execute our business.

We operate in a highly regulated environment and, as a result, are subject to extensive regulation and supervision and changes in federal and local laws and regulations that could adversely affect our financial performance.

We and Encore Bank are subject to extensive regulation, supervision and examination by federal banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on us and Encore Bank and our respective operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect our powers, authority and operations or the powers, authority and operations of Encore Bank, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of this regulatory discretion and power may have a negative impact on us.

Our wealth management subsidiary, Linscomb & Williams, is registered with the Securities and Exchange Commission (SEC) under the Investment Advisers Act of 1940. The Investment Advisers Act imposes numerous obligations and fiduciary duties on registered investment advisers including record-keeping, operating and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. The failure of Linscomb & Williams to comply with the Investment Advisers Act and regulations promulgated thereunder could cause the SEC to institute proceedings and impose sanctions for violations of this act, including censure, termination of an investment adviser’s registration, or prohibition to serve as adviser to funds registered with the SEC and could lead to litigation by investors in those funds or harm to our reputation, any of which could adversely affect our financial performance.

In addition, our insurance subsidiary, Town & Country, is subject to regulation by the Texas Department of Insurance. State insurance regulators and the National Association of Insurance Commissioners continually re-examine existing laws and regulations, and such re-examination may result in the enactment of insurance-related laws and regulations, or the issuance of interpretations thereof, that adversely affect the financial performance of Town & Country, and hence, us.

We face strong competition with other financial institutions and financial service companies, which could adversely affect our results of operations and financial condition.

The banking, wealth management and insurance businesses are highly competitive, and our profitability depends heavily on our ability to compete in our markets with other financial institutions and financial service companies offering products and services at prices similar to those offered by us. In our banking business, we face vigorous competition from banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions. A number of these banks and other financial institutions have substantially greater resources and lending limits, larger branch systems and a wider array of banking services. We also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable financing than we can offer. Some of our nonbank competitors are not subject to the same extensive regulations that govern us. To the extent that we are forced to compete on the basis of price, we may not be able to maintain our current fee structure.

In our wealth management and insurance businesses, we compete with national and regional investment management and financial planning firms, broker-dealers, accounting firms, trust companies and law firms. Many of these companies are more geographically diversified and have greater resources than we do. This competition in all of our businesses may reduce or limit our margins on banking services, reduce our market share, reduce our noninterest income and adversely affect our results of operations and financial condition.

An interruption in or breach in security of our information systems may result in a loss of client business and have an adverse effect on our results of operations and financial condition.

We rely heavily on communications and information systems to conduct our business. Any failure or interruption or breach in security of these systems could result in failures or disruptions in our client relationship management, general ledger, deposits, servicing or loan origination systems. We cannot assure you that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us. The occurrence of any failures or interruptions could result in a loss of client business and have an adverse effect on our results of operations and financial condition.

If we are unable to accurately and favorably assess the effectiveness of our internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report in our assessment, our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act and beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2008, our management will be required to report on, and our independent auditors to attest to, the effectiveness of our internal controls over financial reporting as of December 31, 2008. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are complex, and require significant documentation, testing and possible remediation. In connection with this effort and the related requirements to file periodic reports with the SEC and maintain effective disclosure controls and procedures, we will likely incur increased expenses and diversion of management’s time and other internal resources. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting. In addition, in connection with the attestation process by our independent auditors, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, we could lose investor confidence and our stock price could be adversely affected.

Risks Associated With an Investment in Our Common Stock

After completion of the offering, our directors and executive officers will continue to own a significant number of shares of our common stock, allowing management further control over our corporate affairs.

After the completion of this offering, our directors and executive officers will beneficially own 28.21% of the outstanding shares of our common stock, and approximately 27.44% of such shares of our common stock if the underwriters’ over-allotment option is fully exercised. Accordingly, these directors and executive officers will be able to control, to a significant extent, the outcome of all matters required to be submitted to our shareholders for approval, including decisions relating to the election of directors, the determination of our day-to-day corporate and management policies and other significant corporate transactions. See the sections of this prospectus captioned “Management” and “Description of Our Capital Stock.”

Our corporate organizational documents and the provisions of Texas law to which we are subject may delay or prevent a change in control of our company that you may favor.

Our amended and restated articles of incorporation and amended and restated bylaws contain certain provisions which may delay, discourage or prevent an attempted acquisition or change of control of our company. These provisions include:

•

a provision that any special meeting of our shareholders may be called only by a majority of the board of directors, the Chairman of the Board, the President or the holders of at least 50% of our total number of shares of common stock entitled to vote at the meeting;

•

a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual or special meeting of shareholders; and

•	a provision that denies shareholders the right to amend our bylaws.

Our amended and restated articles of incorporation provide for noncumulative voting for directors and authorize our board of directors to issue shares of preferred stock, $1.00 par value per share, without shareholder approval and upon such terms as our board of directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in us. In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of our company. See the sections of this prospectus captioned “Description of Our Capital Stock—Preferred Stock,” and “— Certain Provisions of Texas Law and our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws Could Have an Anti-Takeover Effect.”

We cannot be sure that an active trading market will develop to provide liquidity for our investors.

Prior to the offering, there has been no public market for our common stock. As of March 31, 2007, there were approximately 265 holders of record of our common stock. Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “EBTX.” However, there can be no assurance that an established and liquid market for our common stock will develop on NASDAQ, or that a market will continue if one does develop. One of the requirements for trading on the NASDAQ Global Market is that there be at least three registered market makers in our common stock before trading can commence. The underwriters have each advised us that they intend to make a market in our common stock as long as the volume of trading activity in our common stock and certain other market making conditions justify doing so. Nonetheless, none of the underwriters nor any other market maker is obligated to make a market in our common stock, and any such market making may be discontinued at any time in the sole discretion of each market maker. Making a market involves maintaining bid and asked quotations for our common stock and being available as principal to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors over which neither we nor any market maker has any control.

Purchasers of our common stock will experience immediate dilution.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of approximately 46.7% in your investment, in that our tangible book value after the offering will be approximately $11.20 per share compared with the initial public offering price of $21.00 per share. See the section of this prospectus captioned “Dilution.”

Your share ownership may be diluted by the issuance of additional shares of our common stock in the future.

Your share ownership may be diluted by the issuance of additional shares of our common stock or securities convertible into common stock in the future. As of March 31, 2007, a total of 1,089,750 shares of our common stock were issuable under options granted under our current 2000 Stock Incentive Plan and 53,817 shares of our common stock are reserved for future issuance to directors, employees and other individuals under our 2000 Stock Incentive Plan.

It is probable that options to purchase our common stock will be exercised during their respective terms if the market value of our common stock exceeds the exercise price of the particular option. Our 2000 Stock Incentive Plan also provides that all issued options automatically and fully vest upon a change in control of our company. If the stock options are exercised, your share ownership will be diluted.

Further, pursuant to our acquisition agreement with Linscomb & Williams, we are required to issue an additional number of shares of our common stock to the former shareholders of Linscomb & Williams no later than March 31, 2010 depending on the after-tax net earnings of Linscomb & Williams from the date of acquisition through December 31, 2009, subject to certain limitations. Based on the after-tax net earnings of Linscomb & Williams for the period from the date of acquisition through March 31, 2007 and the initial public offering price of $21.00, we would be required to issue approximately 123,270 shares.

In addition, our amended and restated articles of incorporation authorize the issuance of up to 50,000,000 shares of common stock, but do not provide for preemptive rights to the holders of our common stock. Any authorized but unissued shares following the offering will be available for issuance by our board of directors. Therefore, persons who subscribe for shares in the offering will not automatically have the right to subscribe for additional shares of common stock issued at any time in the future. As a result, if we issue additional shares of common stock to raise additional capital or for other corporate purposes, you may be unable to maintain your pro rata ownership in us.

Future sales of our common stock could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of our common stock to decline or limit our future ability to raise capital through an offering of equity securities.

After completion of this offering, there will be 9,801,626 shares of our common stock outstanding. All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our “affiliates” within the meaning of Rule 144 under the

Securities Act, which shares will be subject to the resale limitations of Rule 144, or shares purchased under the directed share program, which shares will be subject to a 180-day lock-up period. Our directors, executive officers, selling shareholders and certain other shareholders have agreed to enter into lock-up agreements (and purchasers of shares of our common stock under the directed share program will agree to restrictions) generally providing, subject to limited exceptions, that they will not, without the prior written consent of Keefe, Bruyette & Woods, Inc., directly or indirectly, during the period ending 180 days after the date of this prospectus, offer to sell, or otherwise dispose of any shares of our common stock.

Following the completion of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering the 1,489,000 shares of our common stock reserved for issuance under our 2000 Stock Incentive Plan. Accordingly, subject to the exercise of options, which may be subject to certain vesting requirements, shares registered under that registration statement will be available for sale in the open market immediately by persons other than our executive officers and directors and immediately after the lock-up agreements expire by our executive officers and directors.

Our determination of the offering price of our common stock may not be indicative of its market price after this offering and our market price may decline.

There has been no active market for our common stock before this offering. The initial public offering price for our common stock in this offering was determined by negotiations between us and the underwriters and may not necessarily bear any relationship to our book value, past operating results, financial condition or other established criteria of value and may not be indicative of the price at which our common stock will trade after this offering. Among the factors considered in determining the offering price of our common stock, in addition to prevailing market conditions, were our results of operations in recent periods; expectations regarding our future results of operations; possible third-party claims against us; possible changes in law and regulations; future sales of our common stock and the consideration of the above factors in relation to the market value of companies in our industry. You may not be able to resell your shares at or above the initial public offering price.

We will retain broad discretion in using the net proceeds from this offering, and may not use the net proceeds effectively, which could have an adverse effect on our business, financial condition and results of operations.

Although we expect to use the net proceeds from this offering as capital for operations and expansion of our business, we have not designated the amount we will use for any particular purpose. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the net proceeds for corporate purposes that may not increase our market value or make us profitable. In addition, it may take us some time to deploy the proceeds from this offering effectively in accordance with our intended uses. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively affected. Management’s failure to utilize the proceeds effectively could have an adverse effect on our business, financial condition and results of operations.

We currently do not intend to pay dividends on our common stock. In addition, our future ability to pay dividends is subject to restrictions.

We have not paid any dividends to our holders of common stock in the past and we currently do not intend to pay any dividends on our common stock in the foreseeable future. In the event that we decide to pay dividends, there are a number of restrictions on our ability to pay dividends. It is the policy of the Federal Reserve that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries.

Our principal source of funds to pay dividends on our common stock will be cash dividends that we receive from Encore Bank. The payment of dividends by Encore Bank to us is subject to certain restrictions imposed by federal banking laws, regulations and authorities. The federal banking statutes prohibit federally insured banks from making any capital distributions (including a dividend payment) if, after making the distribution, the institution would be “under-capitalized” as defined by statute. In addition, the relevant federal regulatory agencies have authority to prohibit an insured bank from engaging in an unsafe or unsound practice, as determined by the agency, in conducting an activity. The payment of dividends could be deemed to constitute such an unsafe or unsound practice, depending on the financial condition of Encore Bank. Regulatory authorities could impose administratively stricter limitations on the ability of Encore Bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements.

The holders of our junior subordinated debentures have rights that are senior to those of our shareholders.

We have two issues of junior subordinated debentures outstanding, with an aggregate liquidation amount totaling $20.6 million related to the issuance of trust preferred securities by our non-consolidated subsidiary trusts, which are treated as capital for regulatory ratio compliance purposes. Although these securities are viewed as capital for regulatory purposes, they are debt securities and have provisions which, in the event of noncompliance, could have an adverse effect on our operations. For example, these securities permit us to defer the periodic payment of interest for various periods, but if such payments are deferred, we would be prohibited from paying cash dividends on our common stock during deferral periods and until deferred interest is paid. Future payment of interest depends upon the earnings of Encore Bank and its subsidiaries and dividends from Encore Bank to us, which may be inadequate to service the obligations.

Your shares of common stock will not be an insured deposit.

Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements about future expectations, activities and events that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. The words “believe,” “may,” “should,” “anticipate,” “estimate,” “expect,” “intend,” “continue,” “would,” “could,” “hope,” “might,” “assume,” “objective,” “seek,” “plan,” “strive” or similar words, or the negatives of these words, identify forward-looking statements.

Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements. In addition to the other factors discussed in the “Risk Factors” section of this prospectus, factors that could contribute to those differences include, but are not limited to:

•

general business or economic conditions, either nationally, regionally or in the local markets we serve, may be less favorable than expected, resulting in, among other things, a deterioration of credit quality or a reduced demand for credit or a decline in wealth management fees;

•

changes in the interest rate environment, which may reduce our margins or impact the value of changes in market rates and prices may impact the value of securities, loans, deposits and other financial instruments;

•	legislative or regulatory developments including changes in laws concerning taxes, banking, securities, investment advisory, trust, insurance and other aspects of the financial securities industry;

•	the continued service of key management personnel;

•	our ability to attract, motivate and retain key employees;

•	factors that increase competitive pressure among financial services organizations, including product and pricing pressures;

•

our ability to expand and grow our business and operations, including the establishment of additional private client offices and acquisition of additional banks, and our ability to realize the cost savings and revenue enhancements we expect from such activities; and

•	fiscal and governmental policies of the United States federal government.

For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in forward-looking statements, see the section of this prospectus captioned “Risk Factors.”

Forward-looking statements are not guarantees of performance or results. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. We caution you, however, that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. These statements speak only as of the date of this prospectus (or an earlier date to the extent applicable). Except as required by applicable law, we undertake no obligation to update publicly these statements in light of new information or future events.

Neither we, the selling shareholders nor any underwriter is making an offer of these securities in any jurisdiction where the offer is not permitted. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to our common stock if the person making the offer or solicitation is not qualified to do so, or it is unlawful for you to receive such an offer or solicitation.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession or distribution of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

USE OF PROCEEDS

In this offering of our common stock, we are offering 1,904,761 shares and the selling shareholders are offering 75,000 shares. We estimate that our net proceeds from our sale of 1,904,761 shares of our common stock in this offering (at the initial public offering price of $21.00 per share) will be approximately $36.2 million, after deducting offering expenses estimated to be $1,020,000 and underwriting discounts and commissions. We will not receive any proceeds from the sale of shares of common stock offered by any selling shareholder. If the underwriters exercise the over-allotment option in full, we anticipate that the net proceeds from the sale of our common stock will be approximately $41.8 million after deducting offering expenses and underwriting discounts and commissions.

We plan to use the net proceeds from this offering as follows:

•	to support anticipated balance sheet growth, including contributions to the capital of Encore Bank;

•	for possible future acquisitions; and

•	for general corporate purposes.

We have not specifically allocated the amount of net proceeds that will be used for these purposes. We are conducting this offering at this time because we believe that it will allow us to better execute our growth strategies. We believe that as a public company we will have greater visibility with prospective clients and industry peers, increased access to capital and additional currency with which to explore strategic opportunities as they arise.

From time to time in the ordinary course of our business, we evaluate potential acquisition opportunities, some of which may be material. At the present time, we do not have any plans, arrangements or understandings relating to any material acquisition.

The precise amounts and timing of the application of the net proceeds from this offering depend upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short- and long-term investments, including, but not limited to treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds, repurchase agreements and other similar investments.

OUR DIVIDEND POLICY

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. We have not paid any dividends to our holders of common stock in the past and we currently do not intend to pay dividends on our common stock in the foreseeable future. In the event that we decide to pay dividends, there are a number of restrictions on our ability to do so.

For a foreseeable period of time, our principal source of cash revenues will be dividends paid by Encore Bank with respect to its capital stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. See the sections of this prospectus captioned “Supervision and Regulation—Encore Bancshares, Inc. —Regulatory Restrictions on Dividends; Source of Strength” and “Supervision and Regulation—Encore Bank— Restrictions on Distribution of Subsidiary Bank Dividends and Assets.”

The declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our board of directors. Regulatory authorities could impose administratively stricter limitations on the ability of Encore Bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements. In addition, the terms of our junior subordinated debentures may limit our ability to pay dividends on our common stock.

DILUTION

If you invest in our common stock, you will suffer dilution to the extent that the initial public offering price per share of our common stock exceeds the tangible book value per share of our common stock immediately after the offering. The tangible book value of our common stock as of March 31, 2007 was approximately $73.6 million, or $9.33 per share. Tangible book value represents shareholders’ equity less intangible assets and goodwill, divided by the number of shares of common stock outstanding.

Dilution in tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma tangible book value per share of our common stock immediately after the offering. After giving effect to our issuance and sale of 1,904,761 shares of common stock in this offering at the initial public offering price of $21.00 per share, not including the possible issuance of an additional 285,714 shares pursuant to the underwriters’ over-allotment, and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma tangible book value as of March 31, 2007 would have been $109.8 million, or $11.20 per share. This represents an immediate increase in tangible book value per share of $1.87 to existing shareholders and an immediate dilution of $9.80 per share to purchasers of our common stock in this offering.

The following table illustrates the per share dilution to new investors as of March 31, 2007:

Initial public offering price per share	$21.00
Tangible book value per share as of March 31, 2007	9.33
Increase per share attributable to new investors	1.87
Pro forma tangible book value per share after the offering	11.20
Dilution per share to new investors	$9.80

The following table summarizes, as of March 31, 2007, the total number of shares of common stock purchased or issued from us, and the total consideration paid to us by existing shareholders and new investors for our common stock, before deducting underwriting discounts and commissions and estimated offering expenses, and the average price per share paid by existing shareholders and by new investors who purchase shares of common stock in this offering at the initial public offering price of $21.00 per share. The shares of common stock outstanding exclude shares of common stock (1) reserved for issuance under our 2000 Stock Incentive Plan, of which 1,089,750 shares were subject to outstanding options as of March 31, 2007 and (2) that may be issued to the former shareholders of Linscomb & Williams no later than March 31, 2010 depending on the after-tax net earnings of Linscomb & Williams from the date of acquisition through December 31, 2009, subject to certain limitations, which, based on the after-tax net earnings of Linscomb & Williams for the period from the date of acquisition through March 31, 2007 and the initial public offering price of $21.00, would equal 123,270 shares. To the extent that options are exercised or other share awards are made under our 2000 Stock Incentive Plan or the number of shares issuable to the former shareholders of Linscomb & Williams increases, there will be further dilution to new investors.

	Shares Purchased/Issued		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Shareholders existing as of March 31, 2007	7,896,865	80.6%	$72,562,973	64.5%	$9.19

New investors for this offering	1,904,761	19.4	39,999,981	35.5	21.00

Total	9,801,626	100.0%	$112,562,954	100.0%	$11.48

PRICE RANGE OF OUR COMMON STOCK

Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although our shares have been infrequently traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of March 31, 2007, there were approximately 265 holders of record of our common stock.

We anticipate that this offering and the listing of our common stock on the NASDAQ Global Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See the section of this prospectus captioned “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization as of March 31, 2007:

•	on an actual basis; and

•

on an “as adjusted” basis to give effect to the issuance and sale of 1,904,761 shares of common stock in this offering, assuming that the underwriter’s over-allotment is not exercised, at the initial public offering price per share of $21.00, net of underwriting discounts and commissions and other estimated offering expenses.

The following data should be read in conjunction with the financial information included in this prospectus, including our historical consolidated financial statements and related notes.

	As of March 31, 2007
	Actual	As adjusted for the offering
	(dollars in thousands)
	(unaudited)
Long-term debt:
Junior subordinated debentures	$20,619	$20,619

Shareholders’ equity:
Preferred stock, $1 par value, 20,000,000 shares authorized, no shares issued and outstanding and no shares outstanding, as adjusted	—	—
Common stock, $1 par value, 50,000,000 shares authorized, 7,900,865 shares issued and 7,896,865 shares outstanding; 9,805,626 shares issued and 9,801,626 shares outstanding, as adjusted	7,901	9,806
Additional paid-in capital	67,670	101,945
Retained earnings	34,154	34,154
Treasury stock, at cost (4,000 shares as of March 31, 2007)	(69)	(69)
Accumulated other comprehensive loss	(712)	(712)

Total shareholders’ equity	108,944	145,124

Total capitalization	$129,563	$165,743

Consolidated capital ratios (1):
Leverage ratio (2)	7.40%	10.24%
Tier 1 risk-based capital ratio	10.28	14.22
Total risk-based capital ratio	11.35	15.29
Tangible common equity to tangible assets (3)	5.85	8.47

(1)	These ratios are explained in the section of the prospectus captioned “Supervision and Regulation—Encore Bancshares, Inc.” As of March 31, 2007, $20.0 million of our junior subordinated debentures associated with trust preferred securities counted as Tier 1 capital under current Federal Reserve guidelines.

(2)	The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting goodwill, intangible assets and net deferred assets in excess of regulatory maximum limits.

(3)	At period end.

BUSINESS

General

We were organized as a Texas corporation in March of 2000 to serve as a vehicle to acquire Encore Bank, formerly named Guardian Savings and Loan Association. We completed this acquisition on September 30, 2000 and became a registered thrift holding company. On March 30, 2007, we completed the conversion of Encore Bank into a national banking association and became a registered bank holding company. We are headquartered in Houston, Texas, and offer a broad range of banking, wealth management and insurance services primarily through our main subsidiary, Encore Bank, included in which is a trust division referred to as Encore Trust, and two subsidiaries of Encore Bank: Linscomb & Williams, Inc. and Town & Country Insurance Agency, Inc. As of March 31, 2007, we had, on a consolidated basis, total assets of $1.3 billion, total loans of $932.8 million, total deposits of $997.3 million and shareholders’ equity of $108.9 million. We also had $2.6 billion in assets under management in our wealth management operation.

History and Franchise Transformation

Encore Bank was founded as Guardian Savings and Loan of Dallas in 1928. In September 2000, our current Chief Executive Officer, James S. D’Agostino, Jr., led a group of primarily local Houston investors in our acquisition of Guardian for $8.0 million. At the closing of the acquisition, we recapitalized our company with $25.0 million. At the time of the acquisition, Guardian’s balance sheet was comprised primarily of investment securities and purchased loans funded principally by borrowings and certificates of deposit originated through 24 branch offices in Atlanta, Boston, Kansas City and St. Louis, and one Houston location.

Starting in September 2000, our new management team took action to transform the bank by aligning its assets and liabilities with our business strategies. We changed the name of the bank to Encore Bank in September 2001. We targeted professional firms, privately-owned businesses, investors and affluent individuals as clients, and initiated our strategy of providing them with superior service in a “private banking” environment. In four separate transactions in the period from December 2001 to September 2003, we sold all 24 branches located outside our target markets, disposing of $674.9 million in deposits and $50.8 million in real estate. While divesting these branches, we established new private client offices in our target markets. By December 2003, we had opened nine new private client offices in Texas and southwest Florida. We also recruited new lending officers and began changing our asset mix, replacing lower yielding investment securities and purchased mortgage loans with our own higher yielding originated loans. On the liability side, we actively solicited deposits, replacing brokered deposits with core deposits. We now have 17 private client offices in our target markets. As of March 31, 2007, originated loans constituted 84.5% of our loan portfolio and core deposits constituted 79.6% of our total deposits.

In addition to building out our core banking platform, we have also completed and integrated the following series of acquisitions to add wealth management and insurance services to our product offering:

Insurance. On April 30, 2004, we acquired the Town & Country Insurance Agency. The agency, with offices in Houston and Galveston and over 9,000 clients, sells property and casualty insurance and is one of the largest independent agencies in the Houston area and has a clientele that matches our target demographic. On January 1, 2005, Town & Country purchased certain assets and assumed certain liabilities of the Bumstead Insurance Agency, further enhancing the agency’s penetration of affluent households.

Trust. On March 31, 2005, we acquired National Fiduciary Services, N.A. and renamed the entity Encore Trust Company, N.A. Encore Trust Company became a division of Encore Bank on June 30, 2007. Encore Trust provides personal trust services in the greater Houston metropolitan area, Dallas and Austin, Texas. As of March 31, 2007, Encore Trust had $831.0 million in assets under management.

Investment Management and Financial Planning. On August 31, 2005, we acquired Linscomb & Williams, Inc., an investment management and financial planning firm based in Houston. With over 30 years of experience,

Linscomb & Williams is, in the opinion of management, one of Houston’s largest and most respected financial planning firms. As of March 31, 2007, Linscomb & Williams had $1.8 billion in assets under management.

Business Strengths and Growth Strategies

We have now built a platform designed to continue to grow loans and deposits and improve profitability, which we intend to accomplish utilizing the following strengths and strategies:

Optimize our deposit mix. Increasing personal and business checking (noninterest and interest checking, or transaction deposits) is key to our strategy of decreasing our funding costs and continuing to increase our net interest margin from 2.55% for the three months ended March 31, 2007. We have had considerable success in building business demand deposits, which has resulted largely from our continued growth in lending to privately-owned businesses and professional firms and our offering of cash management services. We have increased our transaction deposits to $287.2 million, or 28.8% of total deposits, as of March 31, 2007 from $189.8 million, or 25.1% of total deposits, as of December 31, 2002, a compounded annual growth rate of 10.2%. Also contributing to the reduction in our funding costs is the increase in our core deposits, which consist of transaction deposits, money market and savings accounts and time deposits less than $100,000. As of March 31, 2007, core deposits represented 79.6% of total deposits. Our ability to generate deposits is reflected in the growth of total deposits in Houston and southwest Florida, as our total deposits have grown at a 26.3% compounded annual growth rate since 2002.

Continue to increase loan originations. We believe our seasoned team of commercial lenders can continue to grow commercial loans organically to replace lower yielding securities as they mature and purchased mortgages as they are paid down. From 2002 through March 31, 2007, we have increased our total originated loans by $688.1 million, a compounded annual growth rate of 62.4%, and our total commercial loans by $418.9 million, a compounded annual growth rate of 75.1%.

Expand wealth management and insurance businesses. We believe that our ability to offer sophisticated wealth management products and services within a high-touch community bank framework gives us a competitive advantage and an avenue for growth. In addition, the expected demographic shift should generate more wealth management requirements as baby boomers reach retirement age and inherit additional investment assets. As such, we believe that our wealth management franchise is well positioned to increase its assets under management which have increased from $2.2 billion as of December 31, 2005 to $2.6 billion as of March 31, 2007. Revenues from our wealth management group comprised 50.2% of our first quarter 2007 noninterest income while our insurance group contributed 20.3% of our noninterest income. Our ratio of noninterest income to total revenue for the three months ended March 31, 2007 was 52.40%.

Leverage our infrastructure. Over the past several years, we have made significant investments in our private client offices, people and technology. Since most of our offices are relatively new, we have not maximized their potential and we believe the platform is in place for significant growth with minimal additional expense. In fact, seven of our 17 private client offices were opened in the last three years. Increasing deposits per office and loans per officer should enable us to improve our efficiency ratio from 75.25% for the three months ended March 31, 2007, as well as enhance other profitability ratios.

Acquire compatible banks and financial services companies. Having successfully integrated our recent wealth management and insurance acquisitions, we plan to pursue select acquisitions related to expanding our banking, wealth management and insurance capabilities. We will focus on targets within our existing footprint or other attractive markets with significant core deposits and/or a potential client base compatible with our operating philosophy.

Continue to leverage our experienced management team and board. Our executive management team has a wealth and depth of experience in the financial services industry, which we believe better positions us to take advantage of future growth opportunities. Our Chief Executive Officer, James S. D’Agostino, Jr., was Chairman, President and Chief Executive Officer of American General Life and Accident Insurance Company (Nashville, TN) from 1993 to 1997 and was Vice Chairman of its parent company, American General Corporation (Houston, TX), until 1999. Prior to these roles, Mr. D’Agostino spent 18 years in commercial banking. Our Chief Financial Officer, L. Anderson Creel, has 30 years of banking and accounting experience, including eight years as Chief Financial Officer of Prime Bancshares, Inc., a publicly traded bank holding company. Before joining us in 2002, Robert Mrlik spent over 13 years at American General, prior to which he worked at several commercial banks. J. Harold Williams brings to us from Linscomb & Williams over 30 years of wealth management experience. Thomas Ray, who runs our Florida operation, has over 26 years of banking experience, mostly in that state. The management team’s operating strategy is guided by our board of directors, which is composed of well-regarded professionals and entrepreneurs with collective depth and experience in wealth management, financial planning, real estate development, private equity investments and commercial banking.

Markets

We operate in what we believe are two of the most attractive banking and wealth management markets in the United States—the greater Houston area and southwest Florida. The Houston economy is strong, diverse and growing, and benefits from large energy and healthcare industries. Houston is also the home to more than 76,000 small businesses. Southwest Florida continues its rapid economic growth supported by a strong increase in population and expanded service-related and healthcare industries. Both markets have a large population of the professional and affluent clients that we target.

Houston Market. We have 11 private client offices in the greater Houston area, which includes high growth areas in Fort Bend, Montgomery and Harris counties. The Houston-Sugar Land-Baytown MSA had a population of approximately 5.6 million people in 2006 and ranked 6th in the nation in terms of size. The Houston-Sugar Land-Baytown MSA had a median household income of approximately $56,000 in 2006, which was 8% higher than the national median. The MSA also has access to approximately $98 billion in deposits. Often called the world’s energy capital, Houston is also home to one of the world’s largest healthcare complexes, the nation’s largest port in volume of foreign tonnage and 24 companies on the 2006 Fortune 500 list. In addition, Houston boasts a significant and growing number of legal and accounting professionals.

Southwest Florida Market. We have expanded our presence to include six private client offices in southwest Florida. The Naples-Marco Island MSA had a population of approximately 325,000 in 2006 and continues to grow rapidly. The Naples-Marco Island MSA is one of the wealthiest in the nation, having a median household income of approximately $59,000 in 2006, which was 15% higher than the national median. The Naples-Marco Island MSA has approximately $11 billion in deposits. We also have private client offices in the Tampa-St. Petersburg-Clearwater and Cape Coral-Ft. Myers MSAs with populations of 2.7 million and 588,000, respectively, in 2006. The Tampa-St. Petersburg-Clearwater MSA and the Cape Coral-Ft. Myers MSA have approximately $55 billion and $11 billion in deposits, respectively. Commercial real estate, residential property and leisure activities have provided stimulus to southwest Florida to service the growing retired population.

Within our target markets, our strategy is to selectively place our attractive private client offices in convenient, high-traffic locations in high net worth areas. For example, in the greater Houston area, we have identified several affluent sub-markets where we operate at major intersections or other highly visible areas. The median household income within our Houston branch zip codes is approximately $91,000, 64% higher than the MSA as a whole, and the comparable figure for our Naples branch zip codes is approximately $75,000, 27% higher than the MSA as a whole. However, by being selective in where we place our offices within each zip code, we believe the household income levels within our sub-markets are higher.

Operating Philosophy

Since our transformation is largely completed, we believe that we are now positioned to become the premier provider in our target markets of banking, wealth management and insurance products and services to professional firms, privately-owned businesses, investors and affluent individuals. These clients include attorneys, doctors and other professionals, real estate developers, executives, entrepreneurs, high net worth families, and their business interests. Our individual clients generally have a net worth of between $500,000 and $20 million. We believe that these clients constitute an underserved market as most wealth management specialists at large commercial banks and other financial services firms typically focus on clients at the upper end of our target range. We offer a broad array of products and services tailored to the objectives of our target clients, ranging from checking accounts to state-of-the-art cash management to real estate loans to sophisticated financial and estate planning, all within a high-touch community bank framework. We believe we are the only community bank within our target markets that focuses on privately-owned businesses and wealth management with such a high level of professional expertise and abundant product offering.

Our clients are served by a private banker or relationship manager who understands each client’s financial needs and offers products and services designed to meet those needs. We believe that our clients and prospects prefer this type of highly personalized service, often referred to as “private banking,” and that our way of building client relationships, while potentially more costly in the short term, yields high returns over the course of the entire relationship. Our private bankers and relationship managers are able to offer traditional banking services and to collaborate with investment management, financial planning, trust and insurance specialists in our subsidiaries to meet our clients’ financial needs. By providing services in this collaborative manner, we believe we are able to diminish the possibility of disintermediation by other financial services providers.

Our private client offices are designed to have the look and feel of a comfortable living room or study and are furnished with a personal computer with internet access, a large screen television tuned to financial news, leather chairs, a library of financial information and a refreshment center.

We believe that the quality of our people is the backbone of our organization-wide commitment to superior client service. Our ability to recruit and retain experienced and motivated financial professionals results from our size, minimal bureaucracy, high growth, abundant product offering and performance-based incentive programs. The continuing high level of merger and acquisition activity in the Texas and southwest Florida financial markets has also enhanced our recruitment efforts. We actively seek to identify and employ quality employees who become available as a result of this activity. We believe that top performers are attracted to us because they can make a significant contribution to our growth and performance while better serving their clients. Our low level of employee turnover has provided a continuity of service that fosters long-term client relationships.

Arnold Palmer has served as our spokesperson since 2001. We are the only financial services organization represented by Mr. Palmer in the United States of America. We believe that using Arnold Palmer as our spokesperson has enhanced the public’s perception of our organization as a significant and trustworthy institution.

Banking Services

Lending Activities

We specialize in lending to professional firms, privately-owned businesses, investors and affluent individuals. The types of loans we make to businesses include commercial loans, commercial real estate loans, real estate construction loans, revolving lines of credit, working capital loans, equipment financing and letters of credit. We focus our lending efforts on commercial-related loans because they are generally higher yielding and often generate a deposit relationship. These loans are primarily originated in our target markets. The types of loans we make to individuals include residential mortgage loans and mortgage loans on investment and vacation properties, unsecured and secured personal lines of credit, home equity lines of credit and overdraft protection.

In connection with our transformation, we purchased residential real estate loans and consumer loans in order to build our loan portfolio and leverage our capital. During the last several years, we have been replacing these purchased loans with our own originated loans. The following table sets forth, as of the dates indicated, the balance of loans we originated and purchased:

	As of March 31, 2007	As of December 31,
		2006	2005	2004	2003	2002
	(dollars in thousands)
Originated loans	$788,489	$751,802	$606,907	$388,798	$231,446	$100,377
Purchased loans	144,304	156,566	201,297	271,896	386,335	445,965

Total loans	$932,793	$908,368	$808,204	$660,694	$617,781	$546,342

Originated loans to total loans	84.5%	82.8%	75.1%	58.8%	37.5%	18.4%

The following is a discussion of our major types of lending:

Commercial Loans

Our commercial loans are primarily made within our market areas and are underwritten on the basis of the borrower’s ability to service the debt from income. As a general practice, we take as collateral a lien on any available real estate, equipment, or other assets owned by the borrower and obtain the personal guaranty of the business owner. In general, commercial loans involve more credit risk than residential mortgage loans and commercial mortgage loans and, therefore, usually yield a higher return. The increased risk derives from the expectation that commercial loans generally will be serviced principally from the operation of the business, which may not be successful, and from the type of collateral securing these loans. Generally, historical trends have shown these types of loans to have higher delinquencies than loans collateralized by real estate. As a result of these additional complexities, variables and risks, commercial loans require more thorough underwriting and servicing than other types of loans.

Underwriting commercial loans focuses on an analysis of cash flow, including primary and secondary sources of repayment, and the stability of the underlying business which provides the cash flow stream for debt service. Coupled with this analysis is an assessment of the financial strength of the guarantor, the borrower’s liquidity and leverage, management experience of the owners or principals, economic conditions, industry trends and the collateral securing the loan. We require a first lien position in all collateral and the loan to value ratio of commercial loans varies based on the collateral securing the loan. Generally, loans collateralized by accounts receivable are financed at 50% to 80% of accounts receivable less than 90 days past due. Loans collateralized by inventory will be made at 50% to 80% of the inventory value. Commercial loans generally have amortization periods from 10 to 25 years, with five year balloon payments, and have fixed or floating interest rates. As of March 31, 2007, we had $115.9 million in commercial loans, which represented 12.4% of our total loans.

Included in commercial loans as of March 31, 2007 are $45.8 million in loans to law firms which are generally made to fund case expenses and which are collateralized by the anticipated fees to be received in pending cases. We require that the amount of anticipated fees be several times greater than the amount of the loan. We also require personal guarantees of the principals of the law firm. These loans represent 39.5% of total commercial loans and 4.9% of total loans, and are our largest concentration within our commercial loans.

Commercial Real Estate Loans

In addition to commercial loans, we originate commercial real estate mortgage loans to finance the purchase of real property, which generally consists of real estate with completed structures. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. As a general practice, we require our commercial real estate loans to be secured by well-managed income producing property with adequate margins and to be guaranteed by responsible parties. We look for opportunities where cash flow from the collateral provides adequate debt service coverage and the guarantor’s net worth is centered on assets other than the project we are financing.

Our commercial real estate loans are generally secured by first liens on real estate and, if rental property, an assignment of the lease, have fixed or floating interest rates and amortize over a 10 to 20-year period with balloon payments due at the end of one to ten years. Payments on loans secured by such properties are often dependent on the successful operation or management of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans.

In underwriting commercial real estate loans, we seek to minimize the risks in a variety of ways, including giving careful consideration to the property’s operating history, future operating projections, current and projected occupancy, location and physical condition. Our underwriting analysis also includes credit checks, reviews of appraisals and environmental hazards or EPA reports, the borrower’s liquidity and leverage, management experience of the owners or principals, economic conditions and industry trends. Our policies require us to visit properties on an annual basis, but our practice is to conduct more frequent visits of properties if possible. Generally, we will originate commercial real estate loans in an amount up to 85% of the value of improved property, up to 65% of the value of raw land and up to 75% of the value of land to be acquired and developed. As of March 31, 2007, we had $211.0 million in commercial real estate loans, which represented 22.6% of our total loans.

Residential Real Estate Loans

Our lending activities also include the origination of first and second lien residential real estate loans that we consider to be predominately prime, collateralized by residential real estate that is located primarily in our market areas. We offer a variety of mortgage loan products which generally are amortized over 15 to 30 years. We originate second mortgage loans through a network of brokers, primarily in the Houston, Dallas and Austin, Texas markets and, to a lesser extent, the Denver, Colorado market. These loans, which are included on our balance sheet as mortgages held for sale, have fixed rates and are generally sold within 60 days of production.

Our first lien residential real estate loans are collateralized by 1-4 family residential real estate and generally have been originated in amounts of no more than 90% of appraised value, with most being jumbo adjustable rate mortgages. We sell most of our first lien residential real estate loans, although we generally elect to keep for our own account loans that are nonconforming with an adjustable rate that adjusts within a period of not more than five years and made to a client who has a relationship with us or the potential for a relationship. We retain a valid lien on real estate and obtain a title insurance policy that insures that the property is free of encumbrances. We also require hazard insurance in the amount of the loan and, if the property is in a flood plain as designated by the Department of Housing and Urban Development, we require flood insurance. We offer the option to borrowers to advance funds on a monthly basis from which we make disbursements for items such as real estate taxes, private mortgage insurance and hazard insurance.

For the three months ended March 31, 2007, we originated $96.3 million in residential real estate loans, sold $69.4 million in such loans and recognized $2.0 million in gains on such sales and for the year ended December 31, 2006, we originated $458.3 million in residential real estate loans, sold $381.4 million in such loans and recognized $9.6 million in gains on such sales.

From 2000 to 2006, we purchased residential mortgage loans serviced by others in order to build our loan portfolio and leverage our capital. We have not purchased any loans with evidence of deterioration of credit quality for which it was probable, at acquisition date, that we would be unable to collect all contractually required payments. Other than in certain circumstances, including to meet certain regulatory requirements, we do not intend to purchase such loans in the future, as it is inconsistent with our goal of developing client relationships. As of March 31, 2007, we had $141.7 million in purchased residential real estate loans, which represented 42.4% of our residential real estate loans.

As of March 31, 2007, our residential real estate loan portfolio was $334.2 million, which represented 35.8% of our total loans. Of this amount, $45.6 million is repriceable in one year or less and an additional $170.2 million is repriceable in greater than one year to five years.

Real Estate Construction Loans

We make loans to finance the construction of residential properties to clients with a relationship with us or the potential of a relationship. We also make construction loans to custom high-end home builders who operate in the markets where our clients are located, and to a limited extent, to finance commercial properties. Substantially all of our residential construction loans are originated in our Houston market. Real estate construction loans generally are secured by first liens on real estate and have floating interest rates. We employ a third party construction inspector to make regular inspections prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above under Commercial Real Estate Loans are also used in our construction lending activities. Real estate construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the value of the project is typically dependent on its successful completion. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time.

As of March 31, 2007, real estate construction loans totaled $134.8 million, which represented 14.5% of our total loans. Of this total, $35.3 million in real estate construction loans were to finance residential construction with an identified purchaser, $34.3 million were to finance residential construction with no identified purchaser and $65.2 million were to finance commercial construction.

Consumer Loans

Substantially all of our consumer loan origination function exists to support client relationships. We provide a variety of consumer loans, including automobile loans, personal loans and lines of credit (secured and unsecured) and deposit account collateralized loans. The terms of these loans typically range from 12 to 120 months and vary based upon the nature of the collateral and size of the loan.

Generally, consumer loans entail greater risk than do real estate secured loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans. As of March 31, 2007, we had $19.3 million in other consumer loans, which represented 2.1% of our total loans.

From 2002 through 2005, we originated indirect automobile and boat loans. We eliminated this lending function in the third quarter of 2005, as this type of lending was not consistent with our goal of developing client relationships. As of March 31, 2007, we had $39.2 million in consumer installment-indirect loans, which represented 4.2% of our total loans.

Underwriting Strategy

While Encore Bank’s legal lending limit for loans to one borrower as of March 31, 2007 was $13.8 million, we generally operate within an internal lending guideline equal to less than half of our legal lending limit.

Lending officers are assigned various levels of loan approval authority based upon their respective levels of experience and expertise. Loans with relationships over the lending authority of the account officer up to $2.5 million that conform to policy must be approved by a regional loan committee in Houston or Florida chaired by the respective head of the regional banking group. Loans that either have a total relationship exceeding $2.5 million or do not conform to policy must be approved by the senior loan committee, which includes our Chief Executive Officer, Chief Financial Officer and Chief Credit Officer, and loans with a total relationship exceeding $7.5 million must be approved by the board of directors of Encore Bank.

Loan decisions are documented as to the borrower’s business, purpose of the loan, evaluation of the repayment source and the associated risks, evaluation of collateral, covenants and monitoring requirements, and the risk rating rationale. When making consumer loans, we use standard credit scoring systems to assess the credit risk of consumers. Our loan committees generally meet three times weekly to evaluate applications for new and renewed loans, or modifications to loans, in which the loan relationship is above an individual loan officer’s approval authority. Our strategy for approving or disapproving loans is to follow conservative loan policies and consistent underwriting practices which include:

•	knowing our clients;

•	granting loans on sound and collectible basis;

•	ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan;

•	developing and maintaining our targeted levels of diversification for our loan portfolio as a whole and for loans within each category; and

•	ensuring that each loan is properly documented and that any insurance coverage requirements are satisfied.

Managing credit risk is a company-wide process. Our strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria, and ongoing risk monitoring and review processes for all commercial and consumer credit exposures. The strategy also emphasizes regular credit examinations and management reviews of loans exhibiting deterioration in credit quality. While each business unit has the primary responsibility for managing its own credit risk, our Chief Credit Officer provides bank-wide credit oversight and periodically reviews all credit risk portfolios to ensure that the risk identification processes are functioning properly and that our credit standards are followed. In addition, a third party loan review is performed approximately three times annually to identify problem assets. We strive to identify potential problem loans early in an effort to aggressively seek resolution of these situations before the loans become a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses inherent in the loan portfolio. Our Chief Credit Officer provides a quarterly review to Encore Bank’s asset classification committee, which reviews credit concerns and reports to the board of directors.

Deposit Products and Other Sources of Funds

Our primary sources of funds for use in our lending and investing activities consist of deposits, maturities and principal and interest payments on loans and securities and other borrowings. We closely monitor rates and terms of competing sources of funds and utilize those sources we believe to be most cost effective and consistent with our asset and liability management policies.

Deposits

Deposits are our principal source of funds for use in lending and for other general business purposes. We provide checking, savings, money market accounts, time deposits ranging from 90 days to five years and individual retirement accounts. For businesses, we provide a range of cash management products and services. As of March 31, 2007, core deposits (which consist of noninterest-bearing deposits, interest checking, money markets, savings and time deposits less than $100,000) were $793.4 million, or 79.6% of total deposits, while time deposits $100,000 and greater and brokered deposits made up 20.4% of total deposits.

An important balance sheet component impacting our net interest margin is the composition of our deposit base. We believe that we can improve our net interest margin by growing our core deposits, as we believe they are less sensitive to our competitors’ interest rates. We attempt to price our deposit products in order to promote core deposit growth and maintain our liquidity requirements in order to satisfy client needs.

In connection with our transformation, we disposed of deposits and branches outside our target markets and actively solicited deposits within our target markets, replacing brokered deposits with core deposits. The following table sets forth, as of the dates indicated, the amount of our deposits held by clients located inside and outside our market areas:

	As of March 31, 2007	As of December 31,
		2006	2005	2004	2003	2002
	(dollars in thousands)
Houston and Florida deposits	$986,776	$1,021,844	$806,412	$678,502	$566,797	$365,624
Other deposits (1)	10,522	8,967	8,662	50,826	176,337	389,136

Total deposits	$997,298	$1,030,811	$815,074	$729,328	$743,134	$754,760

Houston and Florida deposits to total deposits	98.9%	99.1%	98.9%	93.0%	76.3%	48.4%

(1)	Includes brokered certificates of deposit and deposits in branches previously disposed.

We intend to continue our efforts to attract deposits from our business lending relationships in order to reduce our cost of funds and improve our net interest margin. We believe that we have the ability to attract sufficient additional deposits by repricing the yields on our certificates of deposit in order to meet loan demand during times that growth in core deposits lags growth in loan demand.

We have a relatively new branch network, as seven of our private client offices were added within the last three years. We believe that our offices still have significant growth potential and, thus, we have ample deposit growth potential without significantly increasing our number of offices. Further, our insurance and wealth management businesses, which we acquired in 2004 and 2005 have large client bases that we expect will provide additional deposit growth and cross-selling opportunities.

Borrowings, Repurchase Agreements and Junior Subordinated Debentures

We borrow from the Federal Home Loan Bank (FHLB) pursuant to a blanket lien based on the value of our loans and securities. These borrowings provide a cost effective alternative in a competitive deposit market. As of March 31, 2007, we had $35.0 million in long-term borrowings with remaining maturity of greater than one year and $67.0 million in short-term borrowings with remaining maturity of one year or less from the FHLB.

We also obtain other overnight borrowed funds under arrangements with certain clients and investment banks whereby investment securities are sold under an agreement to repurchase the next business day. These borrowing arrangements are collateralized by pledging applicable investment securities. The borrowing costs of these arrangements are priced lower than the daily Federal funds rate. As of March 31, 2007, we had $55.1 million in repurchase agreements.

In addition, we have raised additional regulatory capital through the issuance of junior subordinated debentures in connection with trust preferred securities issuances by separate non-consolidated statutory trust subsidiaries in April 2002 (which were redeemed and replaced with a new issue of junior subordinated debentures in April 2007) and September 2003.

Wealth Management Services

We provide a wide variety of wealth management services to our clients through our subsidiary, Linscomb & Williams, Inc., and the trust division of Encore Bank, Encore Trust, which we manage as one segment. As of March 31, 2007, we had $2.6 billion in assets under management in our wealth management group.

Linscomb & Williams, Inc.

Linscomb & Williams is an investment management and financial planning firm that operates primarily in the Houston market. Linscomb & Williams provides fee-based financial planning services for clients and investment management services for a quarterly management fee based on the value of assets in the account. The majority of Linscomb & Williams’ fees originate from investment management services. Linscomb & Williams has been in Houston for over 30 years and all of the senior staff from the firm have remained with our company after we acquired it in August 2005. As of March 31, 2007, Linscomb & Williams had $1.8 billion in assets under management.

Through Linscomb & Williams, we offer personal financial planning based on a comprehensive review and coordination of a client’s financial situation and objectives that may include asset preservation/protection, employee benefits, estate planning, investments and asset allocation, retirement planning, risk management and insurance and tax planning. We also assist our clients in preparing for special situations by offering financial planning tailored to specific situations such as charitable giving, death of a spouse, divorce, education funding, executive benefits/stock options, inheritance, legal settlements, long-term care, retirement plan distributions and wealth transfer. Additionally, we provide financial services for businesses through financial counseling for employees, financial planning for executives and financial workshops for employees.

Our investment management services include comprehensive investment planning and implementation for individual and business clients including understanding client objectives and risk tolerance, developing appropriate asset allocation, selecting and implementing specific investments, regular reviewing and monitoring of client portfolios and providing regular market comments, comprehensive quarterly reports and attentive servicing of each client’s needs. For discretionary investment management services, we charge a quarterly management fee in arrears, which is generally determined on a sliding scale based on the portfolio value.

We also provide investment consulting services to individuals, companies and qualified retirement plans, which may include assistance in developing a written statement of investment policy to provide guidance on asset allocation, asset allocation studies, assistance with money manager searches and/or mutual fund selection, manager and/or mutual fund performance measurement and/or portfolio monitoring, review of portfolio allocation and construction and assistance with programs of employee investment education for firms sponsoring participant-directed retirement plans.

Encore Bank’s Trust Division

Encore Trust became a division of Encore Bank as of June 30, 2007 in connection with the merger of Encore Bank with Encore Trust Company. Prior to this merger, Encore Trust Company was a subsidiary of Encore Bank. Encore Trust provides trust services primarily to individuals in Houston, Austin and Dallas. The personal trust business focuses primarily on the Houston market to service the needs of individuals. We also administer court-appointed trusts on behalf of individuals in Houston, Austin and Dallas who receive monetary awards. As of March 31, 2007, Encore Trust had $831.0 million in assets under management.

We deliver trust services to individuals under the supervision of trust professionals. Our level of involvement—from full management to specific assistance—is based on our client’s needs, the type of trust established and the responsibilities assigned in the trust agreement. Our trust officers possess an average of 25 years of trust experience, which enables them to provide prudent and efficient management of trust assets in administering complex financial holdings. We administer personal trusts, assist with estate trust administration, handle charitable trust and foundation needs and manage employee retirement assets in retirement programs, such as profit sharing plans, defined benefit plans, money purchase plans, individual retirement plans and non-qualified retirement trusts for employee benefit trusts.

We also provide management of judgment or settlement awards for minors or incapacitated persons. We handle Section 142 Trusts, Section 867 Trusts, Special Needs Trusts, 468b Qualified Settlement Fund Trusts and U.S. Government Periodic Payment Trusts, which offer alternatives to registries of the court, annuities and guardianships. While the company we acquired and made a division of Encore Bank known as Encore Trust has been in business for over 50 years, approximately ten years ago the company created a special team to focus specifically on court trust business. Court-created trusts benefit clients by providing the flexibility to adapt the administration of the trust to the needs of our clients, as those needs change, protecting assets to balance near and long-term needs, allowing distributions without court expense, providing professional money management, creating a competitive return on investment, safeguarding against inflation, providing accurate trust accounting, allowing the ability to adjust to market conditions, avoiding liability and malpractice issues and having the balance of principal returned at the trust end, unlike the payout system of annuities.

Insurance

We offer a wide variety of personal and commercial property and casualty insurance products through our insurance agency, Town & Country Insurance Agency, Inc. With offices in Houston, Galveston and, most recently, Fort Worth, Town & Country has been providing personal and commercial insurance for almost 40 years. As of March 31, 2007, we had over 9,000 insurance clients and were one of the largest independent insurance brokerage companies in the Houston metropolitan area. Town & Country provides commercial, personal, and life and health insurance for businesses and individuals through a staff of 32 licensed and experienced insurance professionals. Our independent insurance professionals can help clients select the coverage and price best suited to their particular needs. In addition to home, auto, business and life insurance, we also offer condominium and renters insurance, fine art coverage, personal umbrella policies and boat insurance. Our business coverages include medical and legal professional liability, director and officer, fleet, worker compensation, property, liability and energy policies. Our insurance partners include AIG, Chubb Group of Insurance Companies, Fidelity National Financial, Hanover Insurance, Progressive, Texas Mutual Insurance Company, Travelers, The Hartford and Zurich Insurance and have access to London and Bermuda markets through third party partners.

Competition

The banking, wealth management and insurance businesses are highly competitive, and our profitability depends principally on our ability to compete in the market areas in which we are located. In our banking business, we experience substantial competition in attracting and retaining deposits and in making loans. The primary factors we encounter in competing for deposits are convenient office locations and rates offered. Direct competition for deposits comes from other commercial banks and thrift institutions, money market mutual funds and corporate and government securities which may offer more attractive rates than insured depository institutions are willing to pay. The primary factors we encounter in competing for loans include, among other things, the interest rate, loan origination fees and the range of services offered. Competition for commercial real estate loans normally comes from other commercial banks, thrift institutions, mortgage bankers and mortgage brokers, and insurance companies. We believe that we have been able to compete effectively with other financial institutions by emphasizing client service, by establishing long-term relationships and building client loyalty, and by providing products and services designed to address the specific needs of our clients.

Our senior management reviews rate surveys weekly to ensure that we are consistently offering competitive rates. The financial institutions included in the surveys are located in our market areas and were selected based on their asset size, branch network and their consistent advertisement of similar products. We also survey the top ten mortgage lenders in each market to ensure that our rates are competitive. In addition, newspapers we advertise in are monitored weekly to review the competition’s advertising for both deposit and loan products.

Our loan and deposit rates are set by region, which enables us to respond timely to the local market conditions. We closely monitor competitor responses regarding our rates and product types to ensure that we are emphasizing the most effective products and utilizing the most efficient rates in each market. Ultimately, we seek to balance the rate levels in each region to achieve the appropriate overall target cost of funds.

In providing wealth management services, we compete with a wide variety of firms including national and regional investment management and financial planning firms, broker-dealers, accounting firms, trust companies and law firms. Many of these companies have greater resources and may already have relationships with our clients in related product areas. We believe that our ability to compete effectively with other firms is dependent upon the quality and level of service, personal relationships, price and investment performance. These factors are also the basis for competition in the insurance industry. With respect to our insurance business, some of Town & Country’s competitors are larger and have greater resources than we do and operate on an international scale. We are also in competition with insurance companies that write insurance directly for their customers as well as companies that provide self-insurance and other employer-sponsored programs.

Properties

We operate 17 private client offices through Encore Bank. We also operate four offices of Encore Trust, three offices of Town & Country Insurance and one office of Linscomb & Williams. We lease all of our locations, except with respect to our private client offices located at 6330 San Felipe, 5815 Kirby, 3754 Westheimer, 5548 FM 1960 and 4647 Sweetwater Blvd., where in each location we own the building and lease the underlying land. Our principal office is located at Nine Greenway Plaza, Suite 1000, Houston, Texas, 77046. The following table sets forth our banking, wealth management and insurance office locations, the date we opened or acquired them, the square footage and, with respect to our private client offices, the amount of deposits:

Type of Office	Date Opened/ Acquired	Square Footage	Deposits as of March 31, 2007 (1)
			(dollars in thousands)
Private Client Offices—Houston Market
Houston, Texas
12520 Memorial Drive	11/01/2000	2,886	$116,253
2049 West Gray	8/01/2002	2,000	111,461
6330 San Felipe	3/17/2003	4,750	77,895
909 Fannin, Suite 1350	8/04/2003	5,563	71,189
6411 Fannin, Suite 222 (2)	2/15/2007	4,102	10,406
5815 Kirby	1/20/2004	2,720	43,410
3754 Westheimer	1/05/2004	3,200	38,001
5548 FM 1960 West	7/14/2003	3,895	51,959
Nine Greenway Plaza, Suite 1000 (2)	3/21/2005	70,071	196,166	(3)
Sugar Land, Texas
4647 Sweetwater Blvd., Suite A.	5/30/2006	3,500	14,603
The Woodlands, Texas
9595 Six Pines Drive, Suite 1500	9/07/2004	3,800	16,207

Private Client Offices—Florida Market
Sun City Center
1653 Sun City Plaza, Suite 1001 (2)	9/04/2001	2,092	69,303
Ft. Myers
7091 College Parkway, Suite 16	10/16/2001	2,511	37,936
Clearwater
2566 McCullen Booth Road, Suite G	3/25/2002	2,000	42,359
Belleair Bluffs
2973/2975 West Bay Drive	4/08/2002	2,100	55,055
Naples
10600 Tamiami Trail N., Suite 604	4/19/2004	4,240	43,055
3003 Tamiami Trail, Suite 100	1/03/2007	5,651	2,040

Loan Production Offices—Florida Market
Ft. Myers
2627 McCormick, #102	6/01/2005	2,200	N/A
Clearwater
8200 College Parkway, Suite 202	6/01/2005	1,452	N/A

Type of Office	Date Opened/ Acquired	Square Footage	Deposits as of March 31, 2007
			(dollars in thousands)
Encore Trust Offices
Houston, Texas
10411 Westheimer, 2nd Fl.	3/31/2005	17,199	N/A
Nine Greenway Plaza, Suite 1000	3/31/2005	4,800	N/A
Dallas, Texas
5956 Sherry Lane Place, Suite 630	3/31/2005	2,079	N/A
Austin, Texas
100 Congress Ave.	3/31/2005	400	N/A

Town & Country Offices
Houston, Texas
10575 Katy Freeway, Suite 150	4/30/2004	6,653	N/A
Galveston, Texas
1605 Tremont	4/30/2004	2,400	N/A
Ft. Worth, Texas
307 W. 7th Street, Suite 1800	4/01/2006	260	N/A

Linscomb & Williams Office
Houston, Texas
1400 Post Oak Blvd., Suite 1000	8/31/2005	8,891	N/A

(1)	The deposits as of March 31, 2007 are shown on a pro forma basis to give effect to the merger of Encore Bank and Encore Trust Company which was consummated as of June 30, 2007. In connection with the merger, the main office of Encore Bank was relocated from our private client office at 10600 Tamiami Trail N., Naples, Florida, to our private client office at Nine Greenway Plaza, Houston, Texas. The merger did not impact the amount of deposits at any private client office, except as indicated in footnote 3.

(2)	These private client offices also offer wealth management services.

(3)	Includes $149.5 million in corporate deposits which are related to commercial accounts and generally associated with Encore Bank’s main office. These deposits were relocated to the Nine Greenway Plaza private client office upon consummation of the merger of Encore Bank and Encore Trust Company as of June 30, 2007.

Employees

As of March 31, 2007, we had 318 full-time employees. Management considers our relations with employees to be good. Neither we nor Encore Bank or any of its subsidiaries are a party to any collective bargaining agreement.

Legal Proceedings

We and Encore Bank and its subsidiaries from time to time will be party to or otherwise involved in legal proceedings arising in the normal course of business. Management does not believe that there is any pending or threatened legal proceeding against us or Encore Bank or its subsidiaries which, if determined adversely, would have a material adverse effect on our or Encore Bank’s financial condition, results of operations or cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our consolidated balance sheets and consolidated statements of earnings. This section should be read in conjunction with our audited consolidated financial statements and related notes as of December 31, 2006 and 2005 and for each of the three years ended December 31, 2006 and our unaudited interim consolidated financial statements and related notes as of March 31, 2007 and for the three months ended March 31, 2007 and 2006, which are included in this prospectus. In addition to the historical information provided below, we have made certain estimates and forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these estimates and in the forward-looking statements as a result of certain factors, including those discussed in the section of this prospectus captioned “Risk Factors,” and elsewhere in this prospectus.

General

We generate our revenue from net interest income and noninterest income. Net interest income is the difference between interest income on interest-earning assets such as loans and securities and interest expense on interest-bearing liabilities such as client deposits and other borrowings that are used to fund those assets. Net interest income is a significant contributor to net earnings. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.

During the past two years we have generated the largest portion of our noninterest income through trust and investment management fees and mortgage banking income. We also have an insurance agency that generates commissions on sales of insurance. Trust and investment management fees, mortgage banking income, insurance commissions and gain or loss on the sale of securities are reported in our consolidated statement of earnings under “noninterest income.” Offsetting these earnings are operating expenses referred to as “noninterest expense.” Because banking is a labor intensive business, our largest operating expense is employee compensation.

While Encore Bank has been in existence since 1928, October 1, 2000 marked the beginning of our existing business strategy as our current ownership and management team formed our company and assumed control of Encore Bank. Since that date, we have transformed from a mortgage loan, security and wholesale deposit strategy into a more relationship driven loan and deposit strategy. In the process of this transformation, we sold a significant amount of assets, including investment securities and real estate, sold interest rate caps and made significant investments in building a loan platform which would allow us to originate higher yielding commercial loans. We also made significant changes to our branch network by selling our branches in St. Louis, Kansas City, Atlanta and Boston and opening new private client offices in Houston and southwest Florida. As a result of the sale of those branches and certain real estate, we recognized non-recurring gains of $370,000, $303,000, $3.9 million, $6.1 million and $8.4 million for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively. We recognized non-recurring gains of $0 and $144,000 for the three months ended March 31, 2007 and 2006, respectively. In addition, we added the insurance and wealth management lines of business which have significantly diversified our noninterest income.

Effective March 30, 2007, Encore Bank converted from a federal savings association to a national banking association subject to supervision and regulation by the Office of the Comptroller of the Currency. In connection with the conversion, we became a bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System. When we acquired Encore Bank, it was primarily a mortgage lender, and the rules and regulations governing thrifts and regulation by the Office of Thrift Supervision were more suitable for an entity engaging in that activity. As we have transformed our business by increasing commercial loans, we believe that operation as a national bank regulated by the OCC is consistent with our business plan to better serve the financial needs of our target market. Although we are continuing our transformation process, we believe that we have put in place the primary infrastructure to enable us to realize our vision of becoming the premier provider of banking, wealth management and insurance products and services to professional firms, privately-owned businesses, investors and affluent individuals in the markets we serve.

Throughout this building process, lower yielding purchased mortgage loans and securities have paid down or matured and been replaced with our own originated loans. Consequently, while our total assets have not increased significantly, our net interest margin and other profitability measures have improved primarily due to the higher yielding mix of earning assets.

Our core products have grown significantly from 2004 to 2006:

•	Average loans grew by 34.2% (up 93.4% excluding residential mortgage loans)

•	Average core deposits grew by 26.3%

•	Assets managed and administered totaled $2.5 billion

Recent Developments

Trust Preferred Securities Issuance. On April 19, 2007, we issued $15.5 million of junior subordinated debentures to Encore Capital Trust III. The junior subordinated debentures, which mature on April 19, 2037, bear a fixed rate of 6.85% until April 19, 2012, at which date we may call the junior subordinated debentures, and a floating rate equal to 3 month LIBOR + 1.75% thereafter. With the proceeds of these junior subordinated debentures, on April 23, 2007 we redeemed an aggregate of $15.5 million of junior subordinated debentures we had issued on April 10, 2002 at a floating rate equal to 6 month LIBOR + 3.70%.

Merger of Encore Bank and Encore Trust Company. As part of a corporate reorganization following the conversion of Encore Bank to a national banking association, on June 1, 2007, Encore Bank and Encore Trust Company entered into an Agreement and Plan of Merger pursuant to which Encore Bank was merged with and into Encore Trust Company as of June 30, 2007. The resulting bank, which was renamed Encore Bank, N.A., operates as a national banking association with its main office in Houston, Texas. Following the merger, the business of Encore Trust Company is being conducted as a division of Encore Bank.

Critical Accounting Policies

The accounting principles we follow and the methods of applying these principles conform with generally accepted accounting principles in the United States of America (GAAP) and with general practices within the banking industry. Our critical accounting policies relate to (1) the allowance for loan losses, (2) income taxes, (3) goodwill and intangible assets and (4) stock-based compensation. These critical accounting policies require the use of estimates, assumptions and judgments which are based on information available as of the date of the relevant financial statement. Accordingly, as this information changes, future financial statements could reflect the use of different estimates, assumptions and judgments. Certain determinations inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported.

Allowance for Loan Losses. We maintain an allowance for loan losses sufficient to absorb probable losses inherent in the loan portfolio, and Encore Bank’s asset classification committee and board of directors evaluates the adequacy of the allowance for loan losses on a quarterly basis. We estimate the adequacy of the allowance using, among other things, historical loan loss experience, the growth, composition and diversification of our loan portfolio, current delinquency levels, adverse situations that may affect the borrower’s ability to repay, estimated value of the underlying collateral, the results of recent regulatory examinations and general economic conditions. While we estimate the allowance for loan losses, in part, based on historical losses within each loan category, estimates for losses within the commercial portfolio are more dependent upon credit analysis and recent payment performance. Allocation of the allowance may be made for specific loans or loan categories, but the entire allowance is available for any loan that, in our judgment, should be charged off.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are individually classified as impaired. The general component covers non-classified and classified loans without a specific allowance and is based on the factors discussed in the preceding paragraph. We increase the amount of the allowance allocated to commercial and consumer loans in response to the growth of the commercial and consumer loan portfolios and recognition of the higher risks and loan losses in these lending areas. Allowance estimates are considered a prudent measurement of the risk in the loan portfolio and are applied to individual loans based on loan type. If the mix and amount of future charge-off percentages differ significantly from those assumptions used by us in making our determination, the adequacy of our allowance for loan losses could be materially affected.

Income Taxes. The calculation of our income tax provision is complex and requires the use of estimates and judgment in its determination. We are subject to the income tax laws of the various jurisdictions where we conduct business, and we estimate income tax expense based on amounts expected to be owed to these various tax jurisdictions. On a quarterly basis, we evaluate the reasonableness of our effective tax rate based upon our current net earnings and the applicable statutory tax rates expected for the full year. The estimated income tax expense is reported in our consolidated statement of earnings. We assess the appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other pertinent information, and we maintain tax accruals consistent with our evaluation. Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations by the taxing authorities, and newly enacted statutory, judicial, and regulatory guidance that could impact the relative merits of the tax positions. These changes, when they occur, impact accrued taxes and can materially affect our operating results. For additional information, see Note J, “Income Taxes,” to our consolidated financial statements included in this prospectus.

Goodwill and Intangible Assets. Goodwill and intangible assets that have indefinite useful lives are subject to an impairment test at least annually and more frequently if circumstances indicate their value may not be recoverable. Goodwill is tested for impairment using a two-step process that begins with an estimation of the fair value of each of our reporting units compared to its carrying value. If a reporting unit’s carrying value exceeds its fair value, a second test is completed comparing the implied fair value of the reporting unit’s goodwill to its carrying value to measure the amount of impairment. Other identifiable intangible assets that are subject to amortization are amortized on an accelerated basis over their estimated useful lives, ranging from two to 20 years. These amortizable intangible assets are reviewed for impairment if circumstances indicate their value may not be recoverable. Based on our most recent annual goodwill impairment test, management does not believe any of our goodwill is impaired as of December 31, 2006.

Stock-Based Compensation. Effective January 1, 2006, we adopted Statement No. 123R which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. SFAS No. 123R is being applied on the modified prospective basis. Prior to the adoption of SFAS No. 123R, we applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for our fixed-plan stock options and followed the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. Under the intrinsic value-based method, compensation expense was recognized only to the extent that the current market price of the underlying stock on the date of grant exceeded the exercise price. Because, historically, we have granted stock options with an exercise price equal to the current market price of the underlying stock, we had not recognized any compensation expense related to stock options granted to employees. Historically we have, however, recognized compensation expense related to stock options granted to non-employees and restricted stock awards.

Among other things, SFAS No. 123R eliminates the ability to account for stock-based compensation using the intrinsic value-based method of accounting and requires that such transactions be recognized as compensation expense in the consolidated statement of earnings based on their fair values on the date of the grant. SFAS No. 123R requires that management make assumptions including stock price volatility and employee turnover that are utilized to measure compensation expense. The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, which are set forth in Note L to our consolidated financial statements included in this prospectus.

Accounting Policies Recently Adopted and Pending Accounting Pronouncements

On January 1, 2007, we adopted the following new accounting pronouncements:

FIN 48—Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109; and

FAS 155—Statement of Financial Accounting Standards 155, Accounting for Certain Hybrid Financial Instruments, and amendment of FASB Statements 133 and 140.

The adoption of FAS 155 did not have any effect on our consolidated financial statements at the date of adoption. The adoption of FIN 48 resulted in a cumulative adjustment of $150,000 that decreased retained earnings as discussed in Note D, “Income Taxes,” to our interim consolidated financial statements included in this prospectus.

Recently issued and pending accounting pronouncements are disclosed in Note A, “Summary of Significant Accounting Policies,” to our consolidated financial statements included in this prospectus.

Acquisitions

During the three months ended March 31, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004, our earnings performance was impacted by the following acquisitions:

On April 30, 2004, we acquired Town & Country Insurance Agency, Inc., a Houston-based insurance agency with offices on the west side of Houston and in Galveston, Texas. The consideration for the acquisition was $3.8 million in cash and $926,000 in notes payable. As a result of the transaction, we recorded $3.0 million in goodwill. On January 1, 2005, Town & Country purchased certain assets and assumed certain liabilities of the Bumstead Insurance Agency, a Houston-based insurance agency, for $750,000 in cash.

On March 31, 2005, we acquired National Fiduciary Services, N.A., a Houston-based trust company. National Fiduciary Services, renamed Encore Trust Company, N.A., and subsequently made a division of Encore Bank as of June 30, 2007, had $735.6 million in assets under management as of the acquisition date, excluding trust related assets subsequently sold. The consideration for the acquisition was $15.5 million, which consisted of $13.5 million in cash and $2.0 million (170,164 shares) in our common stock. As a result of the transaction, we recorded $11.1 million in goodwill.

On August 31, 2005, we acquired Linscomb & Williams, Inc., a Houston-based investment management and financial planning business. Linscomb & Williams had $1.3 billion in assets under management as of the acquisition date. The consideration for the acquisition was $16.3 million, which consisted of $6.0 million in cash and $10.3 million (773,616 shares) in our common stock, plus a contingent payment that may be made on March 31, 2010 depending on the amount of after-tax net earnings of Linscomb & Williams from the acquisition date through December 31, 2009, subject to certain limitations. As a result of the transaction, we recorded $13.8 million in goodwill. Linscomb & Williams and Encore Trust, now a division of Encore Bank, comprise our wealth management group.

For the Three Months Ended March 31, 2007 and 2006

Key Financial Measures

Our net earnings decreased $491,000, or 21.7%, to $1.8 million for the three months ended March 31, 2007 compared with $2.3 million for the three months ended March 31, 2006. Our diluted earnings per common share were $0.22 for the three months ended March 31, 2007 compared with $0.29 for the same period in 2006, a decrease of 24.1%. Our net earnings and diluted earnings per common share decreased primarily due to a reduction in mortgage banking income in the first quarter of 2007, which resulted from a slowdown in the housing market and lower premiums on sales of residential real estate loans due primarily to changes in the market for mortgage loans.

Our return on average assets was 0.55% for the three months ended March 31, 2007 compared with 0.70% for the three months ended March 31, 2006. Our return on average equity was 6.68% for the quarter ended March 31, 2007 compared with 9.38% for the same period in 2006. The decrease in both ratios was due primarily to the aforementioned reduction in mortgage banking income. Our return on average equity for the three months ended March 31, 2007 and 2006 includes $10.0 million and $10.3 million, respectively, in puttable common stock associated with the Linscomb & Williams acquisition. See the section of this prospectus captioned “—Financial Condition—Shareholders’ Equity and Puttable Common Stock” for a detailed discussion of the puttable common stock.

Our net interest margin was 2.55% for the three months ended March 31, 2007 compared with 2.50% for the three months ended March 31, 2006. Our net interest margin continued to improve due to our more favorable mix of earning assets, as originated loans continued to replace lower yielding purchased mortgage loans and securities.

Our efficiency ratio (calculated by dividing total noninterest expense, less amortization of intangibles, by the sum of net interest income plus noninterest income, excluding gain and losses on sales of securities) was 75.25% for the three months ended March 31, 2007 compared with 74.40% for the same period in 2006. The efficiency ratio is a supplemental financial measure utilized in management’s internal evaluation of our performance and is not defined under GAAP. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same dollar amount of income, while a decrease indicates a more efficient allocation of resources. The increase in our efficiency ratio in the first quarter of 2007 compared with the first quarter of 2006 was due primarily to revenue decreasing more than expenses. Revenue, defined as net interest income plus noninterest income, decreased 6.3% in the three months ended March 31, 2007 compared with the same period in 2006, due primarily to a decline in mortgage banking income.

Our total assets decreased $41.9 million, or 3.1%, to $1.3 billion as of March 31, 2007 compared with total assets of $1.3 billion as of December 31, 2006 primarily as the result of our sale in the first quarter 2007 of $41.0 million in lower yielding securities to improve the overall mix of our balance sheet. Our loan portfolio grew $24.4 million, or 2.7%, to $932.8 million as of March 31, 2007 compared with loans as of December 31, 2006. Shareholders’ equity increased $3.3 million, or 3.1%, to $108.9 million as of March 31, 2007 compared with shareholders’ equity and puttable common stock of $105.7 million as of December 31, 2006. The puttable common stock was reclassified to shareholders’ equity on March 30, 2007 as a result of the termination of the put agreement to which the shares were subject.

Results of Operations

Net Interest Income

Our operating results are significantly impacted by net interest income, which represents the amount by which interest income on interest-earning assets, including securities and loans, exceeds interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is a key source of our earnings. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income. Net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as “volume changes.” It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as “rate changes.”

Net interest income increased $169,000, or 2.3%, to $7.7 million for the three months ended March 31, 2007 compared with $7.5 million for the comparable period in 2006. Because average interest-earning assets remained relatively unchanged in the first quarter of 2007 compared with the first quarter of 2006, the increase in net interest income was primarily due to a 5 basis point increase in our net interest margin to 2.55%. This increase resulted primarily from an improvement in our asset composition, as average loans in the first quarter of 2007 increased $107.0 million, or 13.2%, compared with the first quarter of 2006. The increase in average loans was primarily in commercial loan categories, which consisted generally of higher yielding, floating rate loans, which benefited from an increase in short-term rates in the first half of 2006. Consistent with our strategy, this increase in loans was complemented by a $83.2 million, or 26.4%, reduction in lower yielding securities. As a result of this shift, average loans increased to 75.1% of average earning assets for the first quarter of 2007 compared with 66.5% for the first quarter of 2006. The yield on average earning assets increased 53 basis points and our average loan yield rose 44 basis points in the first quarter of 2007 compared with the same quarter of 2006. Our net interest margin further benefited from a $28.8 million, or 37.3%, increase in demand deposit balances. Average deposits rose $197.7 million, or 24.7%, which allowed us to decrease average borrowings by $201.6 million, or 53.9%. The shift from borrowings to deposits improved our net interest margin because wholesale borrowings are generally more expensive than deposits.

The following table sets forth for the periods indicated an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities, the average amounts outstanding, the interest earned or paid on such amounts and the average rate earned or paid. The table also sets forth the average rate earned on total interest-earning assets, the average rate paid on total interest-bearing liabilities and the net interest margin for the same periods. All balances are daily average balances and nonaccrual loans were included in average loans with a zero yield for the purpose of calculating the rate earned on total loans. We have no tax-exempt securities and an insignificant amount of tax-exempt loans, and no tax equivalent adjustments have been made with respect to these loans.

	For the Three Months Ended March 31,
	2007			2006
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
	(dollars in thousands)
Assets:
Interest-earning assets:
Loans	$916,523	$15,808	6.99%	$809,487	$13,079	6.55%
Mortgages held for sale	52,273	1,121	8.70	67,485	1,403	8.43
Securities	232,154	2,273	3.97	315,311	3,073	3.95
Federal funds sold and other	19,412	278	5.81	24,639	265	4.36

Total interest-earning assets	1,220,362	19,480	6.47	1,216,922	17,820	5.94
Less: Allowance for loan losses	(9,268)			(8,775)
Noninterest-earning assets	102,234			97,585

Total assets	$1,313,328			$1,305,732

Liabilities, shareholders’ equity and puttable common stock:
Interest-bearing liabilities:
Interest checking	$183,335	$1,301	2.88%	$163,172	$842	2.09%
Money market and savings	334,971	3,619	4.38	214,753	1,620	3.06
Time deposits	374,389	4,536	4.91	345,875	3,407	3.99

Total interest-bearing deposits	892,695	9,456	4.30	723,800	5,869	3.29
Borrowings and repurchase agreements	172,660	1,889	4.44	374,260	4,031	4.37
Junior subordinated debentures	20,619	455	8.95	20,619	409	8.04

Total interest-bearing liabilities	1,085,974	11,800	4.41	1,118,679	10,309	3.74

Noninterest-bearing liabilities:
Noninterest-bearing deposits	105,950			77,185
Other liabilities	13,685			11,914

Total liabilities	1,205,609			1,207,778
Shareholders’ equity and puttable common stock	107,719			97,954

Total liabilities, shareholders’ equity and puttable common stock	$1,313,328			$1,305,732

Net interest income		$7,680			$7,511

Net interest spread (1)			2.06%			2.20%
Net interest margin (2)			2.55%			2.50%

(1)	Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(2)	Represents net interest income as a percentage of average interest-earning assets.

The following table presents information regarding changes in interest income and interest expense for the periods indicated for each major category of interest-earning assets and interest-bearing liabilities, which distinguishes between the changes attributable to (1) changes in volume (changes in volume multiplied by old rate), (2) changes in rates (changes in rates multiplied by old volume) and (3) changes in rate-volume (changes in rate multiplied by change in volume). Changes in rate-volume are proportionately allocated between rate and volume variances.

	For the Three Months Ended March 31,
	2007 vs. 2006
	Increase (Decrease) Due To Change In
	Volume	Rate	Total
	(dollars in thousands)
Interest-earning assets:
Loans (net of unearned income)	$1,807	$922	$2,729
Mortgages held for sale	(325)	43	(282)
Securities	(814)	14	(800)
Federal funds sold and other	(63)	76	13

Total increase in interest income	$605	$1,055	$1,660

Interest-bearing liabilities:
Interest checking	$114	$345	$459
Money market and savings	1,128	871	1,999
Time deposits	298	831	1,129
Borrowings and repurchase agreements	(2,205)	63	(2,142)
Junior subordinated debentures	—	46	46

Total (decrease) increase in interest expense	(665)	2,156	1,491

Total increase (decrease) in net interest income	$1,270	$(1,101)	$169

Provision for Loan Losses

We assess the adequacy of our allowance for loan losses by applying the provisions of Statement of Financial Accounting Standards No. 5 and No. 114. We determine specific allocations for loans considered to be impaired and assign loss factors to the remainder of the loan portfolio to determine an appropriate level of allowance for loan losses. The allowance is increased, as necessary, by making a provision for loan losses. The specific allocations for impaired loans are assigned based on an estimated net realizable value after a thorough review of the credit relationship. The potential loss factors associated with the remainder of the loan portfolio are based on our internal net loss experience, as well as our review of historical loss experience in peer financial institutions.

Generally, commercial, commercial real estate and real estate construction loans are assigned a risk grade at origination. These loans are then reviewed on a regular basis. The periodic reviews generally include loan payment and collateral status, the borrower’s financial data, and key ratios such as cash flows, operating income, liquidity and leverage. A material change in the borrower’s credit risk profile can result in an increase or decrease in the loan’s assigned risk grade. Aggregate dollar volume by risk grade is monitored on an ongoing basis. Consumer loans, including residential real estate, are evaluated periodically based on their repayment status.

The provision for loan losses represents our determination of the amount necessary to be charged against the current period’s earnings to maintain the allowance for loan losses at a level that is considered adequate in relation to the estimated losses inherent in the loan portfolio. The provision was $900,000 and $705,000 for the three months ended March 31, 2007 and 2006, respectively. The increase in the provision for the first quarter of 2007 compared with the same period in 2006 primarily reflects the provision we consider necessary as a result of the growth in the commercial, commercial real estate and real estate construction loan portfolios.

Noninterest Income

Noninterest income represented 52.40% and 56.39% of total revenue for the three months ended March 31, 2007 and 2006, respectively. Noninterest income decreased $1.3 million, or 13.0%, to $8.5 million for the three months ended March 31, 2007 compared with $9.7 million for the three months ended March 31, 2006. The decrease was due primarily to a $348,000, or 7.6%, decrease in trust and investment management fees and a $716,000, or 24.6%, decrease in mortgage banking fees. The decrease in trust and investment management fees was due to the sale of certain trust related assets in 2006, which reduced the amount of fee generating assets. On June 30, 2006, Encore Trust Company sold the certain trust related assets to a third party financial institution.

Excluding the sale of those trust related assets, trust and investment management fee income grew $464,000, or 12.3%, due to a combination of pricing increases for trust customers and an increase in assets under management. Assets under management grew 13.7% to $2.6 billion as of March 31, 2007 compared with $2.3 billion as of March 31, 2006.

The decease in mortgage banking fees was due to a combination of a lower dollar volume of loans sold and lower pricing, which resulted from a slowdown in the housing market and changes in the market for mortgage loans. The majority of the reduction in mortgage banking fees was related to second mortgages.

The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Three Months Ended March 31,
	2007	2006
	(dollars in thousands)
Trust and investment management fees	$4,244	$4,592
Mortgage banking	2,192	2,908
Insurance commissions and fees	1,713	1,728
Real estate operations, including net gain on sales	18	159
Net (loss) gain on sale of available-for-sale securities	(149)	—
Other	437	326

Total noninterest income	$8,455	$9,713

Noninterest Expense

Noninterest expense decreased $595,000, or 4.6%, to $12.5 million for the three months ended March 31, 2007 compared with $13.1 million for the same three months in 2006, due primarily to a reduction in administrative costs related to certain trust related assets sold in June 2006. Excluding the sale of these trust related assets, noninterest expense increased $217,000, or 1.8%.

More specifically, compensation expense decreased $538,000, or 6.4%, for the three months ended March 31, 2007 compared with the same three months in 2006, due primarily to the termination of the employees associated with the trust related assets. Excluding the reduction in compensation expense resulting from the sale of these trust related assets, compensation expense rose $67,000, or 0.9%. This increase in compensation expense was primarily due to the opening of two new private client offices, one in Houston, Texas, and one in Naples, Florida. This increase was partially offset by a decrease in commissions paid with respect to the mortgage origination business. Occupancy expense rose $129,000, or 10.2%, due primarily to the addition of the two new private client offices. Data processing expense increased $73,000, or 9.9%, due primarily to growth in new accounts and the expense related to a more comprehensive disaster recovery program. Professional fees decreased $74,000, or 15.9%, primarily due to the higher fees in 2006 related to the sale of certain trust related assets.

The following table presents, for the periods indicated, the major categories of noninterest expense:

	Three Months Ended March 31,
	2007	2006
	(dollars in thousands)
Compensation	$7,863	$8,401
Non-staff expenses:
Occupancy	1,399	1,270
Equipment	520	530
Advertising and promotion	196	234
Outside data processing	808	735
Professional fees	390	464
Intangible amortization	209	243
Other	1,077	1,180

Total noninterest expense	$12,462	$13,057

We expect our noninterest expense to increase as a result of our becoming a publicly-traded company. Specifically, we expect increases in audit fees, legal fees associated with public reporting, printing costs, proxy solicitation costs, additional directors and officers insurance cost and other expenses generally associated with publicly-traded companies.

Income Tax Expense

The provision for income taxes decreased $198,000, or 16.6%, to $998,000 for the three months ended March 31, 2007, compared with $1.2 million for the same three months in 2006. The change in income tax expense primarily reflects the decrease in earnings before income tax expense. The effective tax rate for the three months ended March 31, 2007 and 2006 was 36.0% and 34.5%, respectively.

Results of Segment Operations

We manage our company along three operating segments: banking, wealth management and insurance. The column identified as “Other” includes the parent company and the elimination of transactions between segments. The accounting policies of the individual operating segments are the same as our accounting policies described in Note A to our consolidated financial statements included in this prospectus. The following table presents the net earnings and total assets for each of our operating segments as of and for the periods indicated:

	Banking	Wealth Management	Insurance	Other	Consolidated
	(dollars in thousands)
As of and for the three months ended March 31,

2007
Net interest income (expense)	$8,035	$73	$27	$(455)	$7,680
Provision for loan losses	900	—	—	—	900
Noninterest income	2,481	4,244	1,716	14	8,455
Noninterest expense	8,453	3,027	982	—	12,462

Earnings (loss) before income taxes	1,163	1,290	761	(441)	2,773
Income tax expense (benefit)	396	467	272	(137)	998

Net earnings (loss)	$767	$823	$489	$(304)	$1,775

Total assets as of March 31,	$1,301,562	$43,935	$9,278	$(59,788)	$1,294,987

2006
Net interest income (expense)	$7,878	$35	$7	$(409)	$7,511
Provision for loan losses	705	—	—	—	705
Noninterest income	3,381	4,592	1,730	10	9,713
Noninterest expense	8,400	3,680	977	—	13,057

Earnings (loss) before income taxes	2,154	947	760	(399)	3,462
Income tax expense (benefit)	639	381	259	(83)	1,196

Net earnings (loss)	$1,515	$566	$501	$(316)	$2,266

Total assets as of March 31,	$1,331,811	$40,852	$8,318	$(50,388)	$1,330,593

Banking. Net earnings for the three months ended March 31, 2007 decreased $748,000, or 49.4%, compared with the same period in 2006. Net interest income increased $157,000, or 2.0%, but was offset by an increase in the provision for loan losses of $195,000, or 27.7%, and a decrease in noninterest income of $900,000, or 26.6%.

Net interest income for the three months ended March 31, 2007 increased $157,000, or 2.0%, compared with the same period of 2006. The increase resulted primarily from an improvement in the net interest margin, as the volume of average interest-earning assets remained approximately the same year over year. The net interest margin improved as a result of a more optimal mix of earning assets. See the analysis of net interest income included in the section of this prospectus captioned “—Net Interest Income.”

The provision for loan losses for the three months ended March 31, 2007 totaled $900,000 compared with $705,000 for the same period of 2006. See analysis of the provision for loan losses included in the section of this prospectus captioned “—Provision for Loan Losses.”

Noninterest income for the three months ended March 31, 2007 decreased $900,000, or 26.6%, compared with the same period in 2006. The decrease was due primarily to lower mortgage banking income as a result of a combination of lower dollar volume and price of loans sold. In addition, during the first quarter of 2007, we sold securities resulting in a loss of $149,000.

Noninterest expense for the three months ended March 31, 2007 was essentially unchanged from the same period of 2006. Although we incurred additional expenses in connection with the addition of two new private client offices, these expenses were mostly offset by decreased commissions and other expenses from our mortgage banking activities.

Wealth Management. Net earnings for the three months ended March 31, 2007 increased $257,000, or 45.4%, compared with the same period in 2006. The increase in earnings was due primarily to an increase in assets under management and an increase in fees. Assets under management were $2.6 billion as of March 31, 2007 compared with $2.3 billion as of March 31, 2006, a 13.7% increase.

Noninterest income for the three months ended March 31, 2007 decreased $348,000, or 7.6%, compared with the same period of 2006, due primarily to the sale of certain trust related assets in June 2006. Excluding this sale, noninterest income rose $464,000, or 12.3%, due to the aforementioned increase in assets under management and the fee increase.

Noninterest expense for the three months ended March 31, 2007 decreased $653,000, or 17.7%, due primarily to the sale of certain trust related assets. Excluding this sale, noninterest expense rose $162,000, or 5.7%, due primarily to higher compensation expense due to hiring of additional staff and merit increases.

Insurance. Net earnings for the three months ended March 31, 2007 decreased slightly from the same period of 2006, due primarily to lower contingency commissions.

Noninterest income for the three months ended March 31, 2007 decreased $14,000, or 0.8%, from the same period in 2006 due primarily to lower contingent commissions and a declining premium environment. Noninterest expense for the three months ended March 31, 2007 was essentially unchanged from the prior year period.

Other. “Other” consists of interest expense on our junior subordinated debentures, which is not allocated to the business segments. Interest expense on these floating rate borrowings increased as interest rates rose from the first quarter of 2006 to the first quarter of 2007, contributing to the decline in net earnings.

Financial Condition

Our total assets decreased $41.9 million, or 3.1%, to $1.3 billion as of March 31, 2007 compared with total assets of $1.3 billion as of December 31, 2006. Our loan portfolio grew $24.4 million, or 2.7%, to $932.8 million as of March 31, 2007. Our securities portfolio decreased $48.3 million, or 18.9%, to $207.9 million compared with $256.3 million as of December 31, 2006. During the first quarter of 2007, we sold $41.0 million of lower yielding securities to improve the asset mix of our balance sheet. Shareholders’ equity increased $3.3 million, or 3.1%, to $108.9 million compared with shareholders’ equity and puttable common stock of $105.7 million as of December 31, 2006. The puttable common stock was reclassified to shareholders’ equity on March 30, 2007 as a result of the termination of the put agreement to which the shares were subject.

Loan Portfolio

Our primary lending focus is to professional firms, privately-owned businesses, investors and affluent individuals. To these customers we make commercial, commercial real estate, real estate construction, residential real estate and consumer loans. Total commercial loans, which consist of commercial, commercial real estate and real estate construction loans, accounted for 49.5% of our portfolio as of March 31, 2007. Total consumer loans, which consist of residential real estate, home equity lines of credit, consumer installment-indirect and other consumer loans, made up 50.5% of our loan portfolio as of March 31, 2007.

Total loans were $932.8 million as of March 31, 2007, an increase of $24.4 million, or 2.7%, compared with loans of $908.4 million as of December 31, 2006. The majority of loan growth occurred in commercial real estate, which increased $20.4 million, or 10.7%, to $211.0 million, and construction, which increased $12.9 million, or 10.6%. This growth was due primarily to increased commercial activity in the Houston market.

The following table summarizes our loan portfolio by type of loan as of the dates indicated:

	As of March 31, 2007		As of December 31, 2006
	Amount	Percent	Amount	Percent
	(dollars in thousands)
Commercial:
Commercial	$115,896	12.4%	$113,526	12.5%
Commercial real estate	210,992	22.6	190,550	21.0
Real estate construction	134,781	14.5	121,848	13.4

Total commercial	461,669	49.5	425,924	46.9

Consumer:
Residential real estate (1)	334,156	35.8	336,077	37.0
Home equity lines	78,430	8.4	78,158	8.6
Consumer installment—indirect	39,204	4.2	44,360	4.9
Consumer other	19,334	2.1	23,849	2.6

Total consumer	471,124	50.5	482,444	53.1

Total loans receivable	$932,793	100.0%	$908,368	100.0%

(1)	Includes $141.7 million and $152.6 million of purchased loans as of March 31, 2007 and December 31, 2006, respectively.

The contractual maturity ranges of our commercial and consumer loan portfolios and the amount of such loans with predetermined and adjustable interest rates in each maturity range as of the date indicated are summarized in the following table:

	As of March 31, 2007
	One Year or Less	After One Through Five Years	After Five Years	Total
	(dollars in thousands)
Commercial:
Commercial	$89,080	$23,854	$2,962	$115,896
Commercial real estate	40,297	148,955	21,740	210,992
Real estate construction	83,798	36,303	14,680	134,781

Total commercial	213,175	209,112	39,382	461,669

Consumer:
Residential real estate	2,446	8,170	323,540	334,156
Home equity lines	1,286	166	76,978	78,430
Consumer installment—indirect	1,523	24,776	12,905	39,204
Consumer other	15,492	3,687	155	19,334

Total consumer	20,747	36,799	413,578	471,124

Total loans receivable	$233,922	$245,911	$452,960	$932,793

Loans with a predetermined interest rate	$43,550	$185,681	$129,965	$359,196
Loans with an adjustable interest rate	190,372	60,230	322,995	573,597

Total loans receivable	$233,922	$245,911	$452,960	$932,793

As of March 31, 2007, 38.5% of our total loan portfolio carried fixed interest rates and 61.5% of our loan portfolio had adjustable interest rates. Scheduled contractual principal repayments do not reflect the actual maturities of loans. The average maturity of our loans is substantially less than their average contractual term because of prepayments. The average life of mortgage loans tends to increase when the current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan rates are substantially lower than rates on existing mortgages due primarily to refinancings of adjustable rate and fixed rate loans at lower rates.

Real Estate Loan Portfolio Concentrations

Loan concentrations may exist when borrowers are engaged in similar activities or types of loans extended to a diverse group of borrowers that could cause those borrowers or loans to be similarly impacted by economic or other conditions. We have a geographic concentration in our residential real estate and home equity lines portfolios in Texas, Florida, Colorado and California.

As of March 31, 2007, the geographic concentrations of residential mortgage and home equity lines of credit by state were as follows:

	As of March 31, 2007
	Residential Mortgage- Originated	Residential Mortgage- Purchased	Home Equity Lines	Total	Percent of Total Loans
	(dollars in thousands)
Texas	$167,561	$5,587	$19,520	$192,668	20.7%
Florida	6,007	41,034	10,378	57,419	6.1
Colorado	4,194	7,501	40,463	52,158	5.6
California	1,683	30,964	3,586	36,233	3.9
Other (1)	13,031	56,594	4,483	74,108	7.9

Total	$192,476	$141,680	$78,430	$412,586	44.2%

(1)	Loans in any other individual state do not exceed 1.1% of total loans.

Changes in real estate values and underlying economic or market conditions in these areas are monitored regularly. As of March 31, 2007, approximately 8.1% of our total loans consisted of residential real estate loans that include an interest only feature as one of the loan terms. We consider the credit quality of substantially all of these loans to be prime.

We originate commercial real estate and real estate construction loans primarily to clients in our market areas in Texas and southwest Florida, and a significant portion of the property collateralizing our commercial real estate and real estate construction loans is located in these areas. Approximately 30% of commercial real estate loans and real estate construction loans are loans to owner occupants. In certain circumstances, these loans may be collateralized by property outside of Texas or Florida.

The following tables set forth, as of March 31, 2007, our commercial real estate loans and real estate construction loans based on the state where the property is located and based on the type of property collateralizing such loans:

	As of March 31, 2007
	Commercial Real Estate	Real Estate Construction	Total	Percent of Total Loans
	(dollars in thousands)
Texas	$123,313	$86,542	$209,855	22.5%
Florida	71,310	41,315	112,625	12.1
Other (1)	16,369	6,924	23,293	2.5

Total	$210,992	$134,781	$345,773	37.1%

(1)	Loans in any other individual state do not exceed 1.2% of total loans.

	As of March 31, 2007
	Commercial Real Estate	Real Estate Construction	Total	Percent of Total Loans
	(dollars in thousands)
1-4 family structures	$36	$80,755	$80,791	8.7%
Retail	51,253	20,761	72,014	7.7
Office building	43,176	13,360	56,536	6.1
Land	43,465	1,084	44,549	4.8
Industrial and warehouse	26,768	7,011	33,779	3.6
1-4 family land	19,519	57	19,576	2.1
Condominium	—	11,753	11,753	1.3
Multi-family	7,735	—	7,735	0.8
Other	19,040	—	19,040	2.0

Total	$210,992	$134,781	$345,773	37.1%

Delinquent and Nonperforming Assets

We have several procedures in place to assist in maintaining the overall quality of our loan portfolio. We have established underwriting guidelines to be followed by our management and delinquency levels are monitored by Encore Bank’s asset classification committee and reviewed by Encore Bank’s board of directors for any negative or adverse trends. There can be no assurance, however, that our loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

Trends in delinquency ratios represent an indicator, among other considerations, of credit risk within the loan portfolio. The entire balance of an account is considered delinquent if the minimum payment contractually required to be made is not received by the specified date. Loans 90 days past due totaled $8.4 million as of March 31, 2007, compared with $2.8 million as of December 31, 2006. The ratio of 90 days delinquent loans to total loans was 0.90% as of March 31, 2007 compared with 0.31% as of December 31, 2006. The increase in loans 90 days delinquent was primarily due to one loan to a law firm in the amount of $6.3 million. Although this loan was not delinquent as of December 31, 2006, it was, however, on nonaccrual status as of such date.

We generally place a loan on nonaccrual status and cease to accrue interest when the loan becomes 90 days past due or when loan payment performance is deemed uncertain, unless the loan is both well secured and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection. We are sometimes required to revise the interest rate or repayment terms in a troubled debt restructuring. If interest on nonaccrual loans as of March 31, 2007 had been accrued under the original loan terms, approximately $159,000 would have been recorded as income during the first three months of 2007, compared with interest payments of $3,000 actually recorded during the first three months of 2007.

We obtain appraisals on loans secured by real estate with principal amounts in excess of $250,000 and may update such appraisals for loans categorized as nonperforming loans and potential problem loans. In instances where updated appraisals reflect reduced collateral values, an evaluation of the borrower’s overall financial condition is made to determine the need, if any, for possible writedowns or appropriate additions to the allowance for loan losses. We record real estate acquired through foreclosure at fair value at the time of acquisition, less estimated costs to sell the property.

The following table presents information regarding nonperforming assets as of the dates indicated:

	As of March 31, 2007	As of December 31, 2006
	(dollars in thousands)
Nonaccrual loans	$8,446	$9,411
Accruing loans past due 90 days or more	100	96
Restructured loans	—	—

Total nonperforming loans	8,546	9,507

Investment in real estate	1,785	235

Total nonperforming assets	$10,331	$9,742

Nonperforming assets to total loans and investment in real estate	1.11%	1.07%

Nonperforming assets were $10.3 million and $9.7 million as of March 31, 2007 and December 31, 2006, respectively. Our ratio of nonperforming assets to total loans and investment in real estate was 1.11% and 1.07% as of March 31, 2007 and December 31, 2006, respectively. The increase in nonperforming assets was attributable primarily to the reclassification to investment in real estate of a property in the amount of $1.1 million, which we originally purchased for a new private client office location and carried in premises and equipment. Because we no longer intend to open a private client office at that location, such property is currently held for sale and included in investment in real estate. Excluding this reclassification, which was unrelated to credit issues, our ratio of nonperforming assets to total loans and investment in real estate as of March 31, 2007 would have been 0.99%.

We follow a loan review program designed to evaluate the credit risk in our loan portfolio. Through this loan review process, we maintain an internally classified watch list which helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans included on the watch list that are not otherwise classified show warning elements where the present status portrays one or more deficiencies that require attention in the short term or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements compared with those of a satisfactory credit.

In establishing the appropriate classification for specific assets, we consider, among other factors, the estimated value of the underlying collateral, the borrower’s ability to repay, the borrower’s repayment history and the current delinquent status. As a result of this process, loans are classified as substandard, doubtful or loss.

Loans classified as “substandard” are those loans with clear and defined weaknesses such as a highly leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize the repayment of the debt as contractually agreed. They are characterized by the distinct possibility that we will sustain some losses if the deficiencies are not corrected. Loans classified as “doubtful” are those loans which have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable. Loans classified as “loss” are those loans that are in the process of being charged off. Once a loan is deemed uncollectible as contractually agreed, the loan is charged off either partially or in-full against the allowance for loan losses.

As of March 31, 2007, we had $504,000 of loans classified as substandard, $6.9 million classified as doubtful and none classified as loss. As of March 31, 2007, we had specific allocations of $5.0 million in the allowance for loan losses related to these classified loans. We recently renegotiated an $8.8 million line of credit to an energy-related construction company and a $2.0 million portion of the new facility was classified as substandard as of June 30, 2007. We believe these facilities are well-secured by equipment and receivables and have been guaranteed by the owner of the borrower.

Allowance for Loan Losses

Our allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. The allowance for loan losses is maintained at a level which we believe is adequate to absorb all probable losses on loans inherent in the loan portfolio. The amount of the allowance is affected by loan charge-offs, which decrease the allowance; recoveries on loans previously charged off, which increase the allowance; and the provision for loan losses charged to earnings, which increases the allowance. In determining the provision for loan losses, we monitor fluctuations in the allowance resulting from actual charge-offs and recoveries and periodically review the size and composition of the loan portfolio in light of current and anticipated economic conditions. If actual losses exceed the amount of the allowance for loan losses, our earnings could be adversely affected.

The allowance for loan losses represents management’s estimate of the amount necessary to provide for losses inherent in the loan portfolio in the normal course of business. Due to the uncertainty of risks in the loan portfolio, management’s judgment of the amount of the allowance necessary to absorb loan losses is approximate. The allowance for loan losses is also subject to regulatory examinations and determination by the regulatory agencies as to its adequacy in comparison with peer institutions.

The allowance for loan losses is comprised of three components: specific reserves, general reserves and unallocated reserves. Generally, all loans that have been identified as impaired are reviewed on a quarterly basis in order to determine whether a specific reserve is required. A loan is considered impaired when, based on current information, it is probable that we will not receive all amounts due in accordance with the contractual terms of the loan agreement. Once a loan has been identified as impaired, management measures impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, Accounting By Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral-dependent. When management’s measured value of the impaired loan is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve. These specific reserves are determined on an individual loan basis based on our current evaluation of our loss exposure for each credit, given the payment status, financial condition of the borrower and value of any underlying collateral. Loans for which specific reserves are provided are excluded from the general reserve and unallocated reserve calculations described below. Changes in specific reserves from period to period are the result in changes in the circumstances of individual loans such as charge-offs, pay-offs, changes in collateral values or other factors.

We also maintain a general reserve for each loan type in the loan portfolio. In determining the amount of the general reserve portion of our allowance for loan losses, we consider factors such as our historical loan loss experience, the growth, composition and diversification of our loan portfolio, current delinquency levels, adverse situations that may affect the borrower’s ability to repay, estimated value of the underlying collateral, the results of recent regulatory examinations and general economic conditions. Our emphasis on continued growth of our loan portfolio through the origination of commercial, commercial real estate and real estate construction loans has been one of the more significant factors we have taken into account in evaluating the general reserve. Based on these factors, we apply estimated percentages to the various categories of loans, not including any loan that has a specific reserve allocated to it, based on our historical experience, portfolio trends and economic and industry trends. We use this information to set the general reserve portion of the allowance for loan losses at a level we deem prudent.

Because there are additional risks of losses that cannot be quantified precisely or attributed to particular loans or types of loans, including general economic and business conditions and credit quality trends, we have established an unallocated portion of the allowance for loan losses based on our evaluation of these risks. The unallocated portion of our allowance is determined based on various factors including, but not limited to, general economic conditions of our market area, the growth, composition and diversification of our loan portfolio, types of collateral securing our loans, the experience level of our lending officers and staff, the quality of our credit risk management and the results of independent third party reviews of our classification of credits. As of March 31, 2007, the unallocated portion of the allowance for loan losses was $97,000, or 1.0% of the total allowance, compared with an unallocated portion of $209,000, or 2.3% of the total allowance, as of December 31, 2006. The decline reflected our reclassification of certain risk factors formerly considered in the unallocated allowance to the allocated allowance associated with commercial real estate loans.

Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to Encore Bank’s asset classification committee and our board of directors, indicating any change in the allowance for loan losses since the last review and any recommendations as to adjustments in the allowance for loan losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as events change. We used the same methodology and generally similar assumptions in assessing the allowance for both comparison periods. The allowance for loan losses was $9.8 million as of March 31, 2007 compared with $9.1 million as of December 31, 2006. This increase primarily reflects the growth in the loan portfolio.

The following table summarizes the activity in our allowance for loan losses as of and for the periods indicated:

	As of and for the Three Months Ended March 31, 2007	As of and for the Year Ended December 31, 2006
	(dollars in thousands)
Average loans outstanding	$916,523	$840,330

Total loans outstanding at end of period	$932,793	$908,368

Allowance for loan losses at beginning of period	$9,056	$8,719
Charge-offs:
Commercial:	—	—
Commercial	—	(1,488)
Commercial real estate	—	—
Real estate construction	—	—

Total commercial	—	(1,488)

Consumer:
Residential real estate	(84)	(210)
Home equity lines	(10)	(236)
Consumer installment—indirect	(80)	(1,362)
Consumer other	(144)	(558)

Total consumer	(318)	(2,366)

Total charge-offs	(318)	(3,854)

Recoveries:
Commercial:
Commercial	—	—
Commercial real estate	—	—
Real estate construction	—	—

Total commercial	—	—

Consumer:
Residential real estate	26	187
Home equity lines	43	1
Consumer installment—indirect	64	405
Consumer other	19	107

Total consumer	152	700

Total recoveries	152	700

Net charge-offs	(166)	(3,154)

Provision for loan losses	900	3,491

Allowance for loan losses at end of period	$9,790	$9,056

Ratio of net charge-offs to average loans	0.07%	0.38%
Ratio of allowance for loan losses to period end loans	1.05%	1.00%
Ratio of allowance for loan losses to nonperforming loans	114.56%	95.26%

Allocated Allowance for Loan Losses. We use a risk rating and specific reserve methodology in the calculation and allocation of our allowance for loan losses. The following table describes the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

	As of March 31, 2007		As of December 31, 2006
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(dollars in thousands)
Commercial:
Commercial	$6,471	12.4%	$6,486	12.5%
Commercial real estate	1,126	22.6	368	21.0
Real estate construction	661	14.5	312	13.4

Total commercial	8,258	49.5	7,166	46.9
Consumer:
Residential real estate	235	35.8	250	37.0
Home equity lines	103	8.4	104	8.6
Consumer installment—indirect	749	4.2	864	4.9
Consumer other	348	2.1	463	2.6

Total consumer	1,435	50.5	1,681	53.1
Unallocated	97	—	209	—

Total loans receivable	$9,790	100.0%	$9,056	100.0%

Management believes that the allowance for loan losses as of March 31, 2007 is adequate to cover losses inherent in the portfolio as of such date. The estimate of losses represented by the allowance is subject to change as more information becomes known. Future losses, which could vary greatly in amount, will be recognized through future loan loss provisions in the period in which such losses are determined.

Investment Securities

The securities portfolio serves as a source of liquidity and earnings and is used to manage interest rate risk and to ensure collateral is available for pledging requirements. Securities within the portfolio are classified as held-to-maturity, available-for-sale or trading based on the intent and objective of the investment and the ability to hold to maturity. As of March 31, 2007, we had no securities classified as trading. Fair values of securities are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities.

Securities available-for-sale are carried at fair value with unrealized holding gains and losses reported as a separate component of shareholders’ equity called other comprehensive income. Securities that are held as available-for-sale are used as a part of our asset/liability management strategy. Securities may be sold in response to interest rate changes, changes in prepayment risk or changes to underlying bank funding. Available-for-sale securities were $51.4 million as of March 31, 2007 compared with $83.7 million as of December 31, 2006. The decrease was primarily due to normal pay downs and sales of securities. Available-for-sale securities with a carrying value of $33.5 million were sold in the three months ended March 31, 2007. As of March 31, 2007, $39.8 million, or 77.5%, of the available-for-sale securities were invested in mortgage-backed securities, compared with $75.2 million, or 89.8%, as of December 31, 2006. The remainder of the available-for-sale portfolio was invested primarily in securities to support our community reinvestment obligations.

Securities held-to-maturity are carried at amortized historical cost. Securities that we have the intent and ability to hold until maturity or on a long-term basis are classified as held-to maturity. Held-to-maturity securities decreased to $156.5 million as of March 31, 2007 compared with $172.6 million as of December 31, 2006 due primarily to sales and pay downs of such securities. Held-to-maturity securities that were sold had a carrying value of $7.4 million and less than 15% of the original principal amount at acquisition remaining. All of the securities in the held-to-maturity category were mortgage-backed securities.

The following table summarizes the amortized cost of securities classified as available-for-sale and held-to-maturity and their approximate fair values as of the dates shown:

	As of March 31, 2007				As of December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Available-for-sale:
Mortgage-backed securities	$40,039	$—	$(194)	$39,845	$76,904	$95	$(1,814)	$75,185
Other securities	11,599	46	(51)	11,594	8,547	36	(67)	8,516

Total	$51,638	$46	$(245)	$51,439	$85,451	$131	$(1,881)	$83,701

Held-to-maturity:
Mortgage-backed securities	$156,472	$—	$(4,052)	$152,420	$172,555	$36	$(5,202)	$167,389

Certain investment securities are valued at less than their historical cost. We believe these declines resulted primarily from increases in market interest rates. Because the declines in market value are due to changes in interest rates and not credit quality, and because we have the ability and intent to hold these securities until a recovery in fair value, management believes the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net earnings in the period the other than temporary impairment is identified.

As of March 31, 2007, we had net unrealized losses of $4.3 million in the securities portfolio compared with net unrealized losses of $6.9 million as of December 31, 2006. The $2.7 million decrease in net unrealized losses is primarily attributable to the decreased size and reduced time to maturity of the portfolio and the fluctuation in market interest rates from December 31, 2006 to March 31, 2007.

Mortgage-backed securities (MBSs) are securities that have been developed by pooling a number of real estate mortgages and are principally issued by “quasi-federal” agencies such as Fannie Mae and Freddie Mac. These securities are deemed to have high credit ratings, and the minimum monthly cash flows of principal and interest are guaranteed by the issuing agencies. Investors generally assume that the Federal government will support these agencies, although it is under no obligation to do so. Other MBSs are issued by Ginnie Mae, which is a Federal agency, and are guaranteed by the U.S. government.

Unlike U.S. government securities, which have a lump sum payment at maturity, MBSs provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. MBSs which are purchased at a premium will generally suffer decreasing net yields as interest rates drop because homeowners tend to refinance their mortgages. Thus, the premium paid must be amortized over a shorter period. Conversely, MBSs purchased at a discount will obtain higher net yields in a decreasing interest rate environment. As interest rates rise, the opposite will generally be true. During a period of increasing interest rates, fixed rate MBSs do not tend to experience heavy prepayments of principal, and consequently the average life of this security will be lengthened. If interest rates begin to fall, prepayments will increase, thereby shortening the estimated lives of these securities.

The following table summarizes the contractual maturities of investment securities on an amortized cost basis and their weighted average yields as of March 31, 2007. This table shows the contractual maturities of the related investment securities and not the estimated average lives of the securities. The contractual maturity of an MBS is the date at which the last underlying mortgage matures. In the case of a 15-year pool of loans or a 30-year pool of loans, the maturity date of the security will be the date the last payment is due on the underlying mortgages.

	As of March 31, 2007
	Due Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Amount	Yield
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)
Available-for-sale:
Mortgage-backed securities	$—	—%	$—		$—	—%	$40,039	4.05%	$40,039	4.05%
Other securities	—	—	3,721	2.17	—	—	813	7.81	4,534	3.18
Held-to-maturity:
Mortgage-backed securities	—	—	114,104	3.58	—	—	42,368	4.36	156,472	3.79

Total	$—	—%	$117,825	3.54%	$—	—%	$83,220	4.24%	201,045	3.83

Equity securities									7,065	—

Total securities									$208,110	3.70%

Contractual maturity of an MBS is not a reliable indicator of its expected life because borrowers have the right to prepay their obligations at any time. A third party analysis of our mortgage-backed securities as of March 31, 2007 shows the estimated average lives for fixed MBSs to be 2.47 years and for adjustable MBSs to be 4.05 years. The estimated average life will change if interest rates change. The average life of the total securities portfolio was 3.08 years as of March 31, 2007.

Goodwill and Other Intangibles

SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addressed the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 also addresses the accounting for goodwill and other intangible assets subsequent to their acquisition and provides that intangible assets with finite useful lives should continue to be amortized and that goodwill and intangible assets with indefinite lives should no longer be amortized, but rather, they should be tested annually for impairment.

The change in our carrying amount of goodwill for the three months ended March 31, 2007 and the year ended December 31, 2006 is as follows:

	For the Three Months Ended March 31, 2007	For the Year Ended December 31, 2006
	(dollars in thousands)
Balance, beginning	$27,869	$26,873
Goodwill from acquisitions	25	996

Balance, ending	$27,894	$27,869

Deposits

Deposits are our primary source of funds and we rely on our private client offices to attract and retain those deposits. We offer a variety of products, which consist of noninterest-bearing and interest-bearing checking accounts, money market and savings accounts and certificates of deposit. Deposits are gathered from individuals, partnerships and corporations in our market areas. From time to time, we also purchase brokered deposits. Our deposits averaged $998.6 million for the three months ended March 31, 2007 and $882.6 million for the year ended December 31, 2006.

The interest rates we pay are based on the competitive environments in each of our markets. We manage our interest expense through weekly deposit pricing reviews that compare our deposit rates with the competition and wholesale alternatives. The rising cost of our deposits over the past few years reflects the impact of the increase in the Federal Funds rate from 2004 through 2006. In addition, we have at times offered special products or attractive rates so that our deposits will keep up with our loan growth. The average cost of deposits, including noninterest-bearing deposits, for the three months ended March 31, 2007 was 3.84% compared with 3.46% for the year ended December 31, 2006. The increase in average cost of deposits was primarily due to the rise in short-term interest rates.

As of March 31, 2007, core deposits (which consist of noninterest-bearing deposits, interest checking, money markets and savings and time deposits less than $100,000) were $793.4 million, or 79.6%, of total deposits, while time deposits $100,000 and greater and brokered deposits made up 20.4% of total deposits. As of March 31, 2007, total deposits decreased to $997.3 million from $1.0 billion as of December 31, 2006, a decrease of $33.5 million, or 3.3%. During this time period, noninterest-bearing deposits decreased $18.9 million to $112.6 million, or 14.4%, primarily due to seasonal fluctuations. Additionally, interest checking, money market and savings and time deposits decreased $14.6 million, or 1.6%, to $884.7 million.

The following table presents the daily average balances and weighted average rates paid on deposits for the periods indicated:

	Three Months Ended March 31, 2007		Year Ended December 31, 2006
	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Noninterest-bearing deposits	$105,950	—%	$87,788	—%
Interest checking	183,335	2.88	168,881	2.50
Money market and savings	334,971	4.38	264,219	3.96
Time deposits less than $100,000	175,380	4.82	171,390	4.23

Core deposits	799,636	3.55	692,278	3.17

Time deposits $100,000 and greater	189,220	5.02	176,461	4.49
Brokered deposits	9,789	4.56	13,842	4.80

Total deposits	$998,645	3.84%	$882,581	3.46%

The following table sets forth the amount of our time deposits as of March 31, 2007 that are $100,000 and greater by time remaining until maturity:

As of March 31, 2007
(dollars in thousands)
Three months or less	$62,721
Over three months through six months	46,047
Over six months through one year	61,823
Over one year	25,302

Total	$195,893

While a majority of the time deposits in amounts of $100,000 and greater will mature within one year, we expect that a significant portion of these deposits will be renewed as the rates we offer on time deposits are competitive in the market. If a significant portion of the time deposits are not renewed, it would have an adverse effect on our liquidity. We monitor maturities and have other available funding sources such as FHLB advances to mitigate this effect.

Borrowings, Repurchase Agreements and Junior Subordinated Debentures

We utilize borrowings to supplement deposits in funding our lending and investing activities. These borrowings are typically advances from the FHLB, which have terms ranging from overnight to several years. All borrowings from the FHLB are collateralized by investment securities or first mortgage loans. Additionally, we borrow from other financial institutions using investment securities as collateral and have issued junior subordinated debentures to subsidiary trusts.

Our borrowings and repurchase agreements were $157.5 million as of March 31, 2007. The outstanding balance as of March 31, 2007 includes $67.0 million in short-term FHLB advances, $35.0 million in long-term FHLB advances, $25.8 million in repurchase agreements with brokerage firms and $29.3 million in repurchase agreements with clients. Additionally, as of March 31, 2007 we had $386,000 in notes payable related to the acquisition of Town & Country.

We decreased our borrowing and repurchase agreements $14.2 million, or 8.3%, to $157.5 million as of March 31, 2007 from $171.7 million as of December 31, 2006. The decrease was primarily due to reduced funding requirements resulting from our securities sales.

The following table summarizes our outstanding borrowings and repurchase agreements as of the dates indicated:

	As of and for the Three Months Ended March 31, 2007	As of and for the Year Ended December 31, 2006
	(dollars in thousands)
Ending balance	$157,505	$171,732
Average balance for the period	172,660	298,907
Maximum month-end balance during the period	167,414	378,323

Average interest rate for the period	4.44%	4.48%
Weighted average interest rate at the end of the period	4.59%	4.27%

In addition to the borrowings and repurchase agreements discussed above, as of March 31, 2007, we had two issues of junior subordinated debentures outstanding totaling $20.6 million as follows:

Description	Issuance and Call Dates (1)	Trust Preferred Securities Outstanding	Interest Rate as of March 31, 2007	Fixed/ Adjustable	Interest Rate Basis	Junior Subordinated Debt Owed to Trusts	Final Maturity Date
	(dollars in thousands)

Encore Capital Trust I (2)	4/10/2002	$15,000	9.09%	Adjustable semi-annually	6 month LIBOR + 3.70%	$15,464	4/22/2032

Encore Statutory Trust II	9/17/2003	5,000	8.30	Adjustable quarterly	3 month LIBOR + 2.95%	5,155	9/24/2033

(1)	Each issue of junior subordinated debentures is callable by us after five years from the issuance date.

(2)	On April 19, 2007, we issued $15.5 million of junior subordinated debentures to Encore Capital Trust III. The junior subordinated debentures mature on April 19, 2037, bear a fixed rate of 6.85% until April 19, 2012, at which date we may call the junior subordinated debentures, and a floating rate of 3 month LIBOR + 1.75% thereafter. With the proceeds of these junior subordinated debentures, on April 23, 2007, we redeemed an aggregate of $15.5 million of junior subordinated debentures issued by us on April 10, 2002 at a floating rate of 6 month LIBOR + 3.70%.

Each of the trusts is a capital or statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds in our junior subordinated debentures. The trust preferred securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payments of the junior subordinated debentures held by the trust. The common securities of each trust are wholly-owned by us. Each trust’s ability to pay amounts due on the trust preferred securities is solely dependent upon our making payment on the related junior subordinated debentures. The debentures, which are the only assets of each trust, are subordinate and junior in right of payment to all of our present and future senior indebtedness. We have fully and unconditionally guaranteed each trust’s obligations under the trust securities issued by such trust to the extent not paid or made by each trust, provided that such trust has funds available for such obligations.

Under the provisions of each issue of the junior subordinated debentures, we have the right to defer payment of interest on the debentures at any time, or from time to time, for periods not exceeding five years. If interest payments on either issue of the junior subordinated debentures are deferred, the distributions on the applicable trust preferred securities will also be deferred. However, the interest due would continue to accrue during any such interest payment deferral period.

The trust preferred securities issued by the trusts are currently included in our Tier 1 capital for regulatory purposes. On March 1, 2005, the Federal Reserve adopted final rules that would continue to allow trust preferred securities to be included in Tier 1 capital, subject to stricter quantitative and qualitative limits. Currently, trust preferred securities and qualifying perpetual preferred stock are limited in the aggregate to no more than 25% of a bank holding company’s core capital elements. The new rule amends the existing limit by providing that restricted core capital elements (including trust preferred securities and qualifying perpetual preferred stock) can be no more than 25% of core capital, net of goodwill and associated deferred tax liability. Because the 25% limit currently is calculated without deducting goodwill, the final rule reduces the amount of trust preferred securities that we can include in Tier 1 capital. The amount of such excess trust preferred securities are includable in Tier 2 capital. The new quantitative limits will be fully effective on March 31, 2009. As of March 31, 2007, the new rules would not have effected the amount of trust preferred securities that we may include in our Tier 1 capital.

Each of the trusts issuing the trust preferred securities holds junior subordinated debentures we issued with a 30-year maturity. The final rules provide that in the last five years before the junior subordinated debentures mature, the associated trust preferred securities will be excluded from Tier 1 capital and included in Tier 2 capital, subject (together with subordinated debt and certain other investments) to an aggregate limit of 50% of Tier 1 capital. In addition, under the regulations, the trust preferred securities during this five-year period would be amortized out of Tier 2 capital by one-fifth each year and excluded from Tier 2 capital completely during the year prior to maturity of the debentures.

Liquidity and Funding

Our liquidity represents our ability to meet cash demands as they arise. Such needs can develop from loan demand, deposit withdrawals or acquisition opportunities. Potential obligations resulting from the issuance of standby letters of credit and commitments to fund future borrowings to our loan customers also affect our liquidity needs. Many of these obligations and commitments are expected to expire without being drawn upon; therefore the total commitment amounts do not necessarily represent future cash requirements affecting our liquidity position.

Liquidity needs of a financial institution can be met from either assets or liabilities. On the asset side, our primary sources of liquidity are cash and due from banks, federal funds sold, maturities of securities and scheduled repayments and maturities of loans. On the liability side, our principal sources of liquidity are deposits, borrowed funds and the accessibility to money and capital markets. Client deposits are our largest source of funds. As of March 31, 2007 and December 31, 2006, our average deposits were $998.6 million, or 76.0% of average total assets, and $882.6 million, or 67.0% of average total assets, respectively.

In addition, we have raised capital through the issuance of junior subordinated debentures in connection with trust preferred securities issuances by various non-consolidated statutory trust subsidiaries in April 2002 (which were redeemed and replaced with the same amount of junior subordinated debentures in April 2007) and September 2003. Further, in March 2002, we issued 1,111,112 shares of our common stock, in December 2002, we issued 500,000 shares of our common stock and in January 2005, we issued 450,000 shares of our common stock in private placement transactions. The net proceeds of these private placements, an aggregate of $15.9 million in 2002 and $7.8 million in 2005, were used for general corporate purposes and to fund a portion of our acquisition of National Fiduciary Services.

Funds are also available from borrowings from the FHLB pursuant to an existing commitment based on the value of the collateral pledged (either loans or securities) and repurchase agreements. As of March 31, 2007, we had $180.0 million in available credit from the FHLB.

The primary source of our parent company funding has been dividends from our subsidiary bank, the payment of which is subject to bank regulatory limitations. Accordingly, consolidated cash flows as presented in the consolidated statements of cash flows may not represent cash immediately available to us.

Shareholders’ Equity and Puttable Common Stock

Shareholders’ equity increased $3.3 million, or 3.1%, to $108.9 million as of March 31, 2007 compared with shareholders’ equity and puttable common stock $105.7 million as of December 31, 2006, primarily due to net earnings and lower unrealized loss on the available-for-sale securities portfolio. Our ratio of average shareholders’ equity and puttable common stock to average assets increased to 8.20% as of March 31, 2007 compared with a ratio of 7.66% as of December 31, 2006.

The acquisition agreement and related put agreement pursuant to which we issued cash and shares of our common stock in exchange for all of the shares of Linscomb & Williams gave the shareholders of Linscomb & Williams a non-transferable right to put such stock back to us on August 31, 2009 in exchange for all of the shares of Linscomb & Williams if such put right was not otherwise extinguished pursuant to the terms of the agreement. The put option was extinguishable at any time if our common stock became listed for trading on the New York Stock Exchange, the NASDAQ National Market (now known as the NASDAQ Global Market) or the

American Stock Exchange, or we were acquired by another company in a transaction in which our shareholders received securities, cash or a combination thereof, issued by a publicly traded company on or before August 31, 2009. The put agreement was terminated on March 30, 2007.

As of December 31, 2006 and 2005, we classified the puttable common stock outside of shareholders’ equity on the consolidated balance sheet as the ability to extinguish the put was not considered to be completely within our control. As the puttable common stock was not redeemable as of these dates and it was probable that the put would not be exercised, we did not adjust the puttable common stock to its redemption amount.

Regulatory Capital

We actively manage our capital. Our potential sources of capital are earnings and common or preferred equity. From time to time, we have issued trust preferred securities through a subsidiary trust either to fund organic growth or to support an acquisition. Trust preferred securities can be eligible for treatment as Tier 1 regulatory capital provided such securities comprise less than 25% of Tier 1 regulatory capital. Any amount above this limit can be eligible for treatment as Tier 2 capital. We currently have the capacity to issue additional trust preferred securities that would be treated as Tier 1 capital.

Each of the federal bank regulatory agencies has established minimum capital adequacy and leverage capital requirements for banking organizations. Since the conversion of Encore Bank to a national bank on March 30, 2007, Encore Bank is subject to the capital adequacy requirements of the Office of the Comptroller of the Currency (OCC) and we, as a bank holding company, are subject to the capital adequacy requirements of the Federal Reserve. As of March 31, 2007, Encore Bank was categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized “well capitalized,” Encore Bank must maintain minimum Tier 1 core, Tier 1 risked based capital, and total risked based capital ratios as set forth in the table below. There are no conditions or events since that notification that we believe have changed Encore Bank’s capital position. We intend that Encore Bank will maintain a capital position that meets or exceeds the “well capitalized” requirements as defined by the OCC.

The following table presents capital amounts and ratios for us and Encore Bank as of March 31, 2007:

	Actual		For Capital Adequacy Purposes		To Be Categorized as Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(dollars in thousands)
Encore Bancshares, Inc.
Leverage	$94,354	7.40%	$51,014	4.00%	$	N/A	N/A
Tier 1 risk-based	94,354	10.28	36,675	4.00		N/A	N/A
Total risk-based	104,144	11.35	73,350	8.00		N/A	N/A

Encore Bank, N.A.
Leverage (1)	$92,211	7.23%	$51,008	4.00%		$63,760	5.00%
Tier 1 risk-based	92,211	10.07	36,592	4.00		54,888	6.00
Total risk-based	102,001	11.14	73,185	8.00		91,481	10.00

(1)	As part of Encore Bank’s conversion to a national bank, the OCC required that Encore Bank have a leverage ratio of at least 7.28% as of December 31, 2007 and at least 7.75% as of December 31, 2008. Assuming the offering was completed prior to March 31, 2007, Encore Bank’s leverage ratio would have been 7.95% as of March 31, 2007.

The risk-based capital requirements of the Federal Reserve and the OCC define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The risk-based capital standards issued by the Federal Reserve require all bank holding companies to have Tier 1 capital of at least 4.0% to be “adequately capitalized” and at least 6.0% to be “well capitalized” and total risk-based capital (Tier 1 and Tier 2) of at least 8.0% of total risk-weighted assets to be “adequately capitalized” and at least 10.0% to be “well capitalized.” Tier 1 capital generally includes common shareholders’ equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deductions for goodwill and various other intangibles. Tier 2 capital may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is total risk-based capital.

The Federal Reserve has also adopted guidelines which supplement the risk-based capital standards with a minimum ratio of Tier 1 capital to average total consolidated assets (leverage ratio) of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0% in order to be categorized as “adequately capitalized” and at least 5.0% to be categorized as “well capitalized.” These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

Encore Bank is subject to capital adequacy guidelines of the OCC that are substantially similar to the Federal Reserve’s guidelines. As part of Encore Bank’s conversion to a national bank, the OCC required that Encore Bank meet certain additional capital requirements. Specifically, as of December 31, 2007, Encore Bank is required to have a leverage ratio of at least 7.28% and as of December 31, 2008, Encore Bank is required to have a leverage ratio of at least 7.75%. As of March 31, 2007, Encore Bank’s leverage ratio was 7.23%. Assuming the offering was completed prior to March 31, 2007, Encore Bank’s leverage ratio would have been 7.95% as of March 31, 2007.

Asset/Liability Management

Our asset liability and funds management policy provides us with the necessary guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We seek to maintain a sensitivity position within established guidelines.

As a financial institution, the primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of the assets and liabilities, other than those which have a short term to maturity. Because of the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Interest rate risk is the potential of economic loss due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. We recognize that certain risks are inherent, and that the goal is to identify and understand the risks.

We actively manage our exposure to adverse changes in interest rates through asset and liability management activities within guidelines established by our asset/liability management committee (ALCO). The ALCO, which is composed primarily of senior officers of Encore Bank, has the responsibility for ensuring compliance with asset/liability management policies. Interest rate risk is the exposure to adverse changes in net interest income as a result of market fluctuations in interest rates. On a regular basis, the ALCO monitors interest rate and liquidity risk in order to implement appropriate funding and balance sheet strategies.

We utilize a net interest income simulation model to analyze net interest income sensitivity. Potential changes in market interest rates and their subsequent effects on net interest income are then evaluated. The model projects the effect of instantaneous movements in interest rates of both 100 and 200 basis points. Assumptions based on the historical behavior of our deposit rates and balances in relation to changes in interest rates are also incorporated into the model. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

Our interest sensitivity profile was liability sensitive as of March 31, 2007. Given an instantaneous 100 basis point increase in rates that was sustained for 12 months, our base net interest income would decrease by an estimated 3.0% for the three months ended March 31, 2007. Given a 100 basis point decrease in interest rates for the same period, our base net interest income would increase by an estimated 2.4% for the three months ended March 31, 2007.

The following table sets forth the net interest income simulation analysis as of March 31, 2007:

Interest Rate Scenario	% Change in Net Interest Income
+200 basis points	(6.1)%
+100 basis points	(3.0)%
Base	—
–100 basis points	2.4%
–200 basis points	3.7%

We also manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. An important measure of interest rate risk is the relationship of the repricing period of earning assets and interest-bearing liabilities. The more closely the repricing periods are correlated, the less interest rate risk we have. From time to time, we may use instruments such as leveraged derivatives, structured notes, interest rate swaps, caps, floors, financial options, financial futures contracts, or forward delivery contracts to reduce interest rate risk. As of March 31, 2007, we had hedging instruments in the notional amount of $40.0 million and with a fair value of a $9,000 net liability.

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. A measurement of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time (gap). Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. An institution is considered to be asset sensitive, or having a positive gap, when the amount of its interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, an institution is considered to be liability sensitive, or having a negative gap, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-earning assets also maturing or repricing within that time period. During a period of rising interest rates, a negative gap would tend to affect net interest income adversely, while a positive gap would tend to increase net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely.

The following table sets forth our interest rate sensitivity analysis as of March 31, 2007:

	Volumes Subject to Repricing Within
	0-30 Days	31-90 Days	91-180 Days	181-365 Days	1-2 Years	2-5 Years	Over 5 Years	Non-Rate Sensitive	Total Balance
	(dollars in thousands)
Earning assets:
Mortgages held-for-sale	$—	$45,954	$—	$—	$—	$—	$—	$—	$45,954
Loans	374,586	17,179	22,903	80,497	164,104	209,828	53,753	9,943	932,793
Securities	23,602	2,151	17,048	18,147	49,208	95,414	3,443	(1,102)	207,911
Other interest-earning assets	14,621	—	—	—	—	—	—	—	14,621

Total earning assets	412,809	65,284	39,951	98,644	213,312	305,242	57,196	8,841	1,201,279
Interest-bearing liabilities:
Interest checking, money markets and savings	504,014	—	—	—	—	—	—	—	504,014
Time deposits	53,737	54,713	88,964	117,724	27,973	37,588	—	—	380,699
FHLB advances	67,000	—	—	25,000	—	10,000	—	—	102,000
Borrowings and repurchase agreements	29,276	25,843	—	—	—	386	—	—	55,505
Junior subordinated debentures	15,464	5,155	—	—	—	—	—	—	20,619

Total interest-bearing liabilities	669,491	85,711	88,964	142,724	27,973	47,974	—	—	1,062,837

Interest rate sensitivity gap	$(256,682)	$(20,427)	$(49,013)	$(44,080)	$185,339	$257,268	$57,196	$8,841	$138,442

Cumulative interest rate sensitivity gap	$(256,682)	(277,109)	(326,122)	(370,202)	(184,863)	$72,405	$129,601

Cumulative interest rate sensitive assets to rate sensitive liabilities	61.7%	63.3%	61.4%	62.5%	81.8%	106.8%	112.2%
Cumulative gap as a percent of total earning assets	(21.4%)	(23.1%)	(27.1%)	(30.8%)	(15.4%)	6.0%	10.8%

Certain shortcomings are inherent in the method of analysis presented in the gap table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. More importantly, changes in interest rates, prepayments and early withdrawal levels may deviate significantly from those assumed in the calculations in the table. As a result of these shortcomings, we focus more on a net interest income simulation model than on gap analysis. Although the gap analysis reflects a ratio of cumulative gap to total earning assets within acceptable limits, the net interest income simulation model is considered by management to be more informative in forecasting future income at risk.

We face the risk that borrowers might repay their loans sooner than the contractual maturity. If interest rates fall, the borrower might repay their loan, forcing us to reinvest in a potentially lower yielding asset. This prepayment would have the effect of lowering the overall portfolio yield which may result in lower net interest income. We have assumed that these loans will prepay, if the borrower has sufficient incentive to do so, using prepayment tables provided by third party consultants. In addition, some of our assets, such as mortgage-backed securities or purchased loans, are held at a premium, and if these assets prepaid, we would have to write down the premium, which would temporarily reduce the yield. Conversely, as interest rates rise, our borrowers might prepay their loans more slowly, which would leave us with higher yielding assets as interest rates rise.

Impact of Inflation and Changing Prices

Our financial statements and related notes included in this prospectus have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

We have an asset and liability structure that is essentially monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Periods of high inflation are often accompanied by relatively higher interest rates, and periods of low inflation are accompanied by relatively lower interest rates. As market interest rates rise or fall in relation to the rates earned on our loans and investments, the value of these assets decreases or increases respectively.

For the Years Ended December 31, 2006, 2005 and 2004

Key Financial Measures

Our net earnings increased $2.7 million, or 56.2%, to $7.5 million for the year ended December 31, 2006, compared with $4.8 million for 2005. Our diluted earnings per common share were $0.94 for 2006 compared with $0.66 for 2005, an increase of 42.4%. Our net earnings decreased $2.1 million, or 30.2%, to $4.8 million for the year ended December 31, 2005, compared with $6.9 million for 2004 due primarily to a one time gain on the sale of real estate in 2004 and no such gain in 2005. For the same reason, our diluted earnings per common share decreased to $0.66 for 2005 compared with $1.11 for 2004, a 40.5% decline.

Our return on average assets was 0.57% for the year ended December 31, 2006, compared with 0.37% for 2005. Our return on average equity was 7.42% for the year ended December 31, 2006, compared with 5.48% for 2005. The increase in both ratios was due primarily to greater net interest income and additional earnings resulting from our first full year of net revenue from our wealth management business. Our return on average assets was 0.37% for the year ended December 31, 2005, compared with 0.54% for 2004. Our return on average equity was 5.48% for the year ended December 31, 2005, compared with 10.22% for 2004. The decrease in both ratios was due primarily to the aforementioned one time gain on the sale of real estate in 2004. The return on average equity for 2006 and 2005 includes $10.3 million in puttable common stock associated with the Linscomb & Williams acquisition. See the section of this prospectus captioned “—Financial Condition—Shareholders’ Equity and Puttable Common Stock” for a detailed discussion of the puttable common stock.

Our net interest margin was 2.46% for the year ended December 31, 2006, compared with 2.14% for 2005, and 1.96% in 2004. Our net interest margin continued to improve due to our more favorable mix of earning assets, as originated loans replaced lower yielding purchased mortgage loans and securities.

Our efficiency ratio was 75.68% for the year ended December 31, 2006, compared with 80.42% for 2005 and 69.87% in 2004. The improvement in our efficiency ratio in 2006 was due primarily to revenue increasing more than expenses. Revenue, defined as net interest income plus noninterest income, increased 17.4% in 2006 and 21.3% in 2005. The unfavorable change in our efficiency ratio in 2005 was primarily due to the one time gain on the sale of real estate in 2004.

Our total assets increased $20.3 million, or 1.5%, to $1.3 billion as of December 31, 2006, compared with total assets as of December 31, 2005. Total assets increased $43.5 million, or 3.4%, to $1.3 billion as of December 31, 2005. Our loan portfolio grew $100.2 million, or 12.4%, to $908.4 million as of December 31, 2006. Our loan portfolio grew $147.5 million, or 22.3%, to $808.2 million as of December 31, 2005. Shareholders’ equity and puttable common stock increased $8.2 million, or 8.4%, to $105.7 million as of December 31, 2006. Shareholders’ equity and puttable common stock increased $24.5 million, or 33.5%, to $97.5 million as of December 31, 2005.

Results of Operations

Net Interest Income

2006 vs. 2005. Net interest income increased $3.9 million, or 14.9%, to $30.2 million for the year ended December 31, 2006 compared with $26.3 million for 2005. Because average interest-earning assets remained approximately the same, year over year, the increase in net interest income was primarily due to a 32 basis point increase in our net interest margin to 2.46% in 2006. This increase resulted primarily from an improvement in our asset composition, as average loans in 2006 increased $93.3 million, or 12.5%, compared with 2005. The increase in average loans was primarily in commercial loan categories, which consisted generally of higher yielding, floating rate loans and which benefited from an increase in short-term interest rates in 2005 and 2006. Consistent with our strategy, this increase in average loans was offset by a $97.4 million reduction in lower yielding securities. As a result of this shift, average loans increased to 68.6% of average earning assets for 2006 compared with 60.9% for 2005. The yield on average earning assets increased 92 basis points in 2006 to 6.19%, as the average loan yield was approximately 285 basis points higher than the average securities yield. Our net interest margin further benefited from an increase in average deposits of $115.2 million, or 15.0%, in 2006. The increase in average deposits was impacted by an increase of $30.7 million, or 53.9%, in average noninterest-bearing deposits. The increase in deposits allowed us to decrease average borrowings, which are generally more expensive than deposits, by $111.5 million, or 27.2%.

2005 vs. 2004. Net interest income increased $2.2 million, or 9.3%, to $26.3 million for the year ended December 31, 2005 compared with $24.0 million for 2004. Average interest-earning assets remained approximately the same, year over year, and the increase in net interest income was primarily due to an 18 basis point increase in the net interest margin to 2.14% in 2005. This increase resulted primarily from an improvement in our asset composition, as average loans in 2005 rose $120.9 million, or 19.3%, versus 2004. The increase in average loans resulted primarily from growth in commercial loan categories. The increase in average loans was offset by a reduction in average securities of $121.3 million. Average loans represented 60.9% of average earning assets for 2005 compared with 51.0% in 2004. The yield on average earning assets grew 51 basis points in 2005 to 5.27%, as the average loan yield was 224 basis points higher than the average securities yield. During 2005, average deposit balances increased $28.2 million, which was due primarily to an increase of $29.7 million, or 108.6% in average noninterest-bearing deposits. Average borrowings decreased in 2005 by $15.0 million or 3.5%.

The following table sets forth for the periods indicated an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities, the average amounts outstanding, the interest earned or paid on such amounts and the average rate earned or paid. The table also sets forth the average rate earned on total interest-earning assets, the average rate paid on total interest-bearing liabilities and the net interest margin for the same periods. All balances are daily average balances and nonaccrual loans were included in average loans with a zero yield for the purpose of calculating the rate earned on total loans. We have no tax-exempt securities and an insignificant amount of tax-exempt loans, and no tax equivalent adjustments have been made with respect to these loans.

	For the Years Ended December 31,
	2006			2005			2004
	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate
	(dollars in thousands)
Assets:
Interest-earning assets:
Loans	$840,330	$56,753	6.75%	$747,079	$44,362	5.94%	$626,225	$34,876	5.57%
Mortgages held for sale	72,977	6,546	8.97	64,066	4,958	7.74	66,629	4,798	7.20
Securities	288,082	11,239	3.90	385,502	14,273	3.70	506,800	18,326	3.62
Federal funds sold and other	24,127	1,272	5.27	30,069	1,060	3.53	27,420	470	1.71

Total interest-earning assets	1,225,516	75,810	6.19	1,226,716	64,653	5.27	1,227,074	58,470	4.76
Less: Allowance for loan losses	(9,442)			(7,900)			(6,605)
Noninterest-earning assets	100,498			74,965			41,501

Total assets	$1,316,572			$1,293,781			$1,261,970

Liabilities, shareholders’ equity and puttable common stock:
Interest-bearing liabilities:
Interest checking	$168,881	$4,220	2.50%	$146,457	$2,513	1.72%	$107,672	$1,400	1.30%
Money market and savings	264,219	10,457	3.96	230,632	5,863	2.54	263,931	5,120	1.94
Time deposits	361,693	15,843	4.38	333,224	11,880	3.57	340,174	10,720	3.15

Total interest-bearing deposits	794,793	30,520	3.84	710,313	20,256	2.85	711,777	17,240	2.42
Borrowings and repurchase agreements	298,907	13,378	4.48	410,378	16,765	4.09	425,344	16,200	3.81
Junior subordinated debentures	20,619	1,739	8.43	20,619	1,379	6.69	20,619	1,016	4.93

Total interest-bearing liabilities	1,114,319	45,637	4.10	1,141,310	38,400	3.36	1,157,740	34,456	2.98

Noninterest-bearing liabilities:
Noninterest-bearing deposits	87,788			57,045			27,349
Other liabilities	13,638			8,068			9,721

Total liabilities	1,215,745			1,206,423			1,194,810
Shareholders’ equity and puttable common stock	100,827			87,358			67,160

Total liabilities, shareholders’ equity and puttable common stock	$1,316,572			$1,293,781			$1,261,970

Net interest income		$30,173			$26,253			$24,014

Net interest spread (1)			2.09%			1.91%			1.78%
Net interest margin (2)			2.46%			2.14%			1.96%

(1)	Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(2)	Represents net interest income as a percentage of average interest-earning assets.

The following table presents information regarding changes in interest income and interest expense for the periods indicated for each major category of interest-earning assets and interest-bearing liabilities, which distinguishes between the changes attributable to (1) changes in volume (changes in volume multiplied by old rate), (2) changes in rates (changes in rates multiplied by old volume) and (3) changes in rate-volume (changes in rate multiplied by change in volume). Changes in rate-volume are proportionately allocated between rate and volume variances.

	For the Years Ended December 31,
	2006 vs. 2005			2005 vs. 2004
	Increase (Decrease) Due to Change In		Total	Increase (Decrease) Due to Change In		Total
	Volume	Rate		Volume	Rate
	(dollars in thousands)
Interest-earning assets:
Loans (net of unearned income)	$5,900	$6,491	$12,391	$7,062	$2,424	$9,486
Mortgages held for sale	741	847	1,588	(189)	349	160
Securities	(3,767)	733	(3,034)	(4,481)	428	(4,053)
Federal funds sold and other	(239)	451	212	49	541	590

Total increase in interest income	$2,635	$8,522	$11,157	$2,441	$3,742	$6,183

Interest-bearing liabilities:
Interest checking	$429	$1,278	$1,707	$590	$523	$1,113
Money market and savings	952	3,642	4,594	(704)	1,447	743
Time deposits	1,078	2,885	3,963	(223)	1,383	1,160
Borrowings and repurchase agreements	(4,876)	1,489	(3,387)	(583)	1,148	565
Junior subordinated debentures	—	360	360	—	363	363

Total increase (decrease) in interest expense	(2,417)	9,654	7,237	(920)	4,864	3,944

Total increase (decrease) in net interest income	$5,052	$(1,132)	$3,920	$3,361	$(1,122)	$2,239

Provision for Loan Losses

The provision for loan losses represents our determination of the amount necessary to be charged against the current period’s earnings to maintain the allowance for loan losses at a level that is considered adequate in relation to the estimated losses inherent in the loan portfolio. The provision was $3.5 million, $3.2 million and $3.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. The increase in the provision in 2006 compared with 2005 primarily reflects the growth in the commercial, commercial real estate and real estate construction loan portfolios.

Noninterest Income

Noninterest income represented 53.76%, 52.77% and 47.61% of total revenue for the years ended December 31, 2006, 2005, and 2004, respectively. Noninterest income increased $5.7 million, or 19.6%, to $35.1 million for the year ended December 31, 2006 compared with $29.3 million for the year ended December 31, 2005. The increase was primarily due to a $6.8 million, or 64.2%, increase in trust and investment management fees and an $838,000, or 18.2%, increase in insurance commissions. The increase in trust and investment management fees reflects a full year of revenue from our wealth management business in 2006 compared with nine months of fees for the trust company and four months of fees for the investment management and financial planning business in 2005. Assets under management grew 13.6% to $2.5 billion as of December 31, 2006 from $2.2 billion as of December 31, 2005. The increase in insurance commissions and fees was primarily due to higher commissions and fees in the commercial lines of business and greater contingency commissions received, which are primarily based on sales volume and loss experience. These increases were partially offset by a $1.7 million, or 13.8%, decrease in mortgage banking income due primarily to lower prices received on mortgage loans sold as a result of rising short-term interest rates and a flattening yield curve. The majority of the reduction in gains was related to sales of second mortgages.

Noninterest income increased $7.5 million, or 34.4%, to $29.3 million for the year ended December 31, 2005 compared with $21.8 million for the year ended December 31, 2004. The increase was primarily due to a $10.5 million increase in trust and investment management fees due to the acquisitions of the trust company on March 31, 2005 and the investment management and financial planning business on August 31, 2005, and a $1.9 million, or 67.3%, increase in insurance commissions and fees that reflects a full year of revenue for the insurance agency, which we acquired in the second quarter of 2004. These increases were partially offset by a $1.3 million, or 9.7%, decrease in mortgage banking income primarily due to lower prices received on loans sold, resulting from rising short-term interest rates and a flattening yield curve, and a $3.4 million, or 90.4%, decrease in real estate operations primarily due to a gain on the sale of several properties in 2004. The real estate sold consisted of land held for future branch sites or repossessed real estate.

The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Years Ended December 31,
	2006	2005	2004
	(dollars in thousands)
Trust and investment management fees	$17,315	$10,548	$—
Mortgage banking	10,661	12,373	13,707
Insurance commissions and fees	5,456	4,618	2,760
Real estate operations, including net gain on sales	334	362	3,758
Net gain on sale of available-for-sale securities	—	243	753
Other	1,317	1,190	844

Total noninterest income	$35,083	$29,334	$21,822

Noninterest Expense

Noninterest expense increased $4.8 million, or 10.6%, to $50.3 million for the year ended December 31, 2006 compared with $45.5 million for 2005, primarily due to a full year of expenses for the wealth management business. Excluding the increase due to the wealth management business, noninterest expense increased $1.3 million, or 2.9%.

More specifically, compensation expense increased $3.6 million, or 13.3%, for the year ended December 31, 2006 compared with 2005 primarily due to the full year effect of the wealth management business, the addition of the Sugar Land private client office, implementation of SFAS No. 123R and normal merit pay raises. Data processing expense increased $724,000, or 28.6%, due primarily to the full year impact of the wealth management business and increases associated with an increased number of accounts and new services such as data management and anti-fraud software. Intangible amortization increased $212,000, or 28.5%, also due to the full year impact of the wealth management business. These increases were partially offset by a $205,000, or 10.2%, decrease in professional fees resulting from the higher fees related to the acquisitions incurred in 2005, and a $253,000 decrease in loss on early debt extinguishment, as no early extinguishment occurred during 2006.

Noninterest expense increased $13.0 million, or 39.8%, to $45.5 million for the year ended December 31, 2005 compared with $32.5 million for 2004. Of this increase, $8.7 million was due to the acquisitions of the trust company on March 31, 2005 and the investment management and financial planning business on August 31, 2005 and $1.4 million was associated with a full year of expenses at the insurance agency.

During the year ended December 31, 2005, compensation expense increased $9.2 million, or 50.8%, versus 2004, primarily due to the addition of the wealth management business, a full year of the insurance agency, the addition of lenders for the Florida operation and normal salary increases. The $1.2 million, or 29.0%, increase in occupancy expense was due primarily to the addition of the wealth management business, as well as the move of our home office within Houston and payoff of the rent related to our prior home office. The $1.4 million, or 120.7%, increase in data processing was due primarily to the addition of the wealth management business, expenses related to servicing more accounts and the addition of cash management services. The $683,000, or 73.0%, decrease in debt extinguishment expense resulted from our early extinguishment of $65.0 million in repurchase agreements in 2004 compared with the early extinguishment of $25.0 million in borrowings from the FHLB in 2005.

The following table presents, for the periods indicated, the major categories of noninterest expense:

	Years Ended December 31,
	2006	2005	2004
	(dollars in thousands)
Compensation	$31,047	$27,404	$18,167
Non-staff expenses:
Occupancy	5,465	5,376	4,168
Equipment	2,050	1,796	1,331
Advertising and promotion	1,092	985	1,678
Outside data processing	3,253	2,529	1,146
Professional fees	1,809	2,014	1,454
Intangible amortization	955	743	112
Loss on early debt extinguishment	—	253	936
Other	4,667	4,402	3,555

Total noninterest expense	$50,338	$45,502	$32,547

We expect our noninterest expense to increase as a result of our becoming a publicly-traded company. Specifically, we expect increases in audit fees, legal fees associated with public reporting, printing costs, proxy solicitation costs, additional directors and officers insurance cost and other expenses generally associated with publicly-traded companies.

Income Tax Expense

The provision for income taxes increased $1.8 million, or 88.2%, to $3.9 million for the year ended December 31, 2006, compared with $2.1 million for 2005. The provision for income taxes decreased $1.2 million, or 35.8%, to $2.1 million for the year ended December 31, 2005, compared with $3.3 million for 2004. The change in income tax expense primarily reflects the increase or decrease in earnings before income tax expense. The effective tax rate for the years 2006, 2005 and 2004 was 34.6%, 30.5% and 32.3%, respectively. The decline in the effective tax rate for the year 2005 reflects a refund of state income taxes determined by the state taxing authority.

Results of Segment Operations

We manage the company along three operating segments: banking, wealth management and insurance. The column identified as “Other” includes the parent company and the elimination of transactions between segments. The accounting policies of the individual operating segments are the same as our accounting policies described in Note A to our consolidated financial statements included in this prospectus. The following table presents the net earnings and total assets for each of our operating segments as of and for the periods indicated:

	Banking	Wealth Management	Insurance	Other	Consolidated
	(dollars in thousands)
As of and for the year ended December 31,

2006
Net interest income (expense)	$31,622	$218	$72	$(1,739)	$30,173
Provision for loan losses	3,491	—	—	—	3,491
Noninterest income	12,226	17,315	5,542	—	35,083
Noninterest expense	33,226	13,232	3,880	—	50,338

Earnings (loss) before income taxes	7,131	4,301	1,734	(1,739)	11,427
Income tax expense (benefit)	2,194	1,639	719	(603)	3,949

Net earnings (loss)	$4,937	$2,662	$1,015	$(1,136)	$7,478

Total assets as of December 31,	$1,342,446	$42,684	$8,231	$(56,518)	$1,336,843

2005
Net interest income (expense)	$27,546	$64	$22	$(1,379)	$26,253
Provision for loan losses	3,198	—	—	—	3,198
Noninterest income	14,085	10,548	4,699	2	29,334
Noninterest expense	33,093	8,750	3,658	1	45,502

Earnings (loss) before income taxes	5,340	1,862	1,063	(1,378)	6,887
Income tax expense (benefit)	1,592	615	387	(496)	2,098

Net earnings (loss)	$3,748	$1,247	$676	$(882)	$4,789

Total assets as of December 31,	$1,317,759	$40,545	$6,772	$(48,511)	$1,316,565

2004
Net interest income (expense)	$25,040	$—	$(10)	$(1,016)	$24,014
Provision for loan losses	3,159	—	—	—	3,159
Noninterest income	19,031	—	2,794	(3)	21,822
Noninterest expense	30,335	—	2,212	—	32,547

Earnings (loss) before income taxes	10,577	—	572	(1,019)	10,130
Income tax expense (benefit)	3,364	—	222	(319)	3,267

Net earnings (loss)	$7,213	$—	$350	$(700)	$6,863

Total assets as of December 31,	$1,272,203	$—	$5,768	$(4,900)	$1,273,071

Banking. Net earnings for the year ended December 31, 2006 increased $1.2 million, or 31.7%, compared with 2005. Net interest income increased $4.1 million, or 14.8%, but was offset by a decrease in noninterest income of $1.9 million, or 13.2%, and an increase in the loan loss provision of $293,000, or 9.2%. Net earnings for the year ended December 31, 2005 decreased $3.5 million, or 48.0%, compared with 2004 primarily resulting from a decline in noninterest income of $4.9 million, or 26.0%, and an increase in noninterest expense of $2.8 million, or 9.1%. These items more than offset the increase in net interest income of $2.5 million.

Net interest income for the year ended December 31, 2006 increased $4.1 million, or 14.8%, compared with 2005, while net interest income for 2005 increased $2.5 million, or 10.0% compared with 2004. The increases resulted primarily from an improvement in the net interest margin while earning assets remained relatively unchanged over the three years. The net interest margin improved as a result of a more optimal mix of earning assets and funding liabilities. See the analysis of net interest income included in the section of this prospectus captioned “—Net Interest Income.”

The provision for loan losses for the year ended December 31, 2006 totaled $3.5 million compared with $3.2 million in 2005 and $3.2 million in 2004. See the analysis of the provision for loan losses included in the section of this prospectus captioned “—Provision for Loan Losses.”

Noninterest income for the year ended December 31, 2006 decreased $1.9 million, or 13.2%, compared with 2005. The decrease was due primarily to lower mortgage banking income as a result of lower prices received on mortgage loans sold. Noninterest income for the year ended December 31, 2005 decreased $4.9 million, or 26.0%, compared with 2004. This decrease was due primarily to a $1.3 million decline in mortgage banking income and a $3.4 million decrease in gain on sale of real estate. We recognized a significant gain on properties sold in 2004.

Noninterest expense for the year ended December 31, 2006 was essentially unchanged from 2005. Expense increases in 2006, such as implementation of SFAS No. 123R, salary increases and the new Sugar Land private client office, were eclipsed by one time expenses in 2005 such as the acquisitions of our wealth management business and the relocation of our home office. Noninterest expense for the year ended December 31, 2005 increased $2.8 million, or 9.1%, compared with 2004, primarily due to the previously mentioned one time expenses in 2005 and the initiation of new products, such as a commercial treasury management system.

Wealth Management. Net earnings for the year ended December 31, 2006 increased $1.4 million, or 113.5%, compared with 2005. The rise in net earnings was due primarily to the first full year of operation of our wealth management business. Net earnings were $1.2 million for the year ended December 31, 2005, which was the year we acquired our wealth management business. Assets under management were $2.5 billion as of December 31, 2006 and $2.2 billion as of December 31, 2005.

Noninterest income for the year ended December 31, 2006 increased $6.8 million, or 64.2%, compared with 2005. The increase was due primarily to the first full year of operation of our wealth management business. Noninterest income for the year ended December 31, 2005 was $10.5 million, which was the year the business was acquired.

Noninterest expense for the year ended December 31, 2006 increased $4.5 million, or 51.2%, compared with 2005. The increase was due to the first full year of operation of our wealth management business. Noninterest expense for the year ended December 31, 2005 was $8.8 million, which was the year the business was acquired.

Insurance. Net earnings for the year ended December 31, 2006 increased $339,000, or 50.1%, compared with 2005. The increase was due primarily to higher commissions on commercial lines of business, and higher contingency commissions. Net earnings for the year ended December 31, 2005 increased $326,000, or 93.1%, compared with 2004, as 2005 represented the first full year of operation for the insurance agency.

Noninterest income for the year ended December 31, 2006 increased $843,000, or 17.9%, compared with 2005. The increase was due primarily to higher contingency fees and higher commissions on commercial lines. Noninterest income for the year ended December 31, 2005 increased $1.9 million, or 68.2%, compared with 2004. Fiscal 2005 was the first full year of operations for the insurance agency.

Noninterest expense for the year ended December 31, 2006 increased $222,000, or 6.1%, compared with 2005, which was due primarily to increased commission expense related to new commercial business.

Noninterest expense for the year ended December 31, 2005 increased $1.4 million, or 65.4%, compared with 2004, due to the first full year of operation for the insurance agency after its acquisition.

Other. Other consists primarily of interest expense on our junior subordinated debentures, which is not allocated to the business segments. Interest expense on these floating rate borrowings increased as interest rates rose from 2004 through 2006, resulting in a decline in net earnings for both 2006 and 2005.

Financial Condition

Total assets increased $20.3 million, or 1.5%, to $1.3 billion as of December 31, 2006, compared with $1.3 billion as of December 31, 2005. Our loan portfolio increased $100.2 million, or 12.4%, to $908.4 million as of December 31, 2006 compared with $808.2 million as of December 31, 2005. Our securities portfolio decreased $66.8 million, or 20.7%, to $256.3 million as of December 31, 2006 compared with $323.1 million as of December 31, 2005. As the securities portfolio has paid down, our strategy has been to replace it with originated loans. Shareholders’ equity and puttable common stock increased $8.2 million, or 8.4%, to $105.7 million as of December 31, 2006.

Total assets increased $43.5 million, or 3.4% to $1.3 billion as of December 31, 2005, compared with $1.3 billion as of December 31, 2004. Our loan portfolio grew $147.5 million, or 22.3%, to $808.2 million as of December 31, 2005. Our securities decreased $157.1 million, or 32.7%, to $323.1 million during the same period. Shareholders’ equity and puttable common stock increased $24.5 million, or 33.5%, to $97.5 million as of December 31, 2005, primarily due to issuance of common stock as a part of the purchase price for the acquisition of the wealth management business, and net earnings for the year.

Loan Portfolio

Total commercial loans, which consists of commercial, commercial real estate and real estate construction loans, accounted for 46.9% of our portfolio as of December 31, 2006. Total consumer loans, which consist of residential real estate, home equity lines of credit, consumer installment-indirect and other consumer loans, made up 53.1% of our loan portfolio as of December 31, 2006.

Total loans were $908.4 million as of December 31, 2006, an increase of $100.2 million, or 12.4%, compared with loans of $808.2 million as of December 31, 2005. The majority of loan growth occurred in real estate construction, which increased $56.8 million to $121.8 million, and in commercial real estate, which increased $54.6 million to $190.6 million as of December 31, 2006 due primarily to continued housing growth in Houston and commercial real estate opportunities in both Houston and southwest Florida. Consumer installment-indirect loans and other consumer loans were the only categories of loans that decreased during 2006. Beginning in 2005, we stopped originating indirect automobile and boat loans. We do not actively seek to originate consumer loans, and most of our other consumer loans are made due to requests from clients who have a relationship with us or the potential to have a relationship.

Total loans increased $147.5 million, or 22.3%, to $808.2 million as of December 31, 2005 from $660.7 million as of December 31, 2004. The majority of loan growth occurred in commercial real estate, which increased $59.4 million to $135.9 million, home equity lines of credit, which increased $57.4 million to $69.1 million and real estate construction, which increased $28.4 million to $65.1 million. As of December 31, 2006, 2005, and 2004, loans comprised 68.0%, 61.4% and 51.9%, respectively, of total assets.

The following tables summarize our loan portfolio by type of loan as of the dates indicated:

	As of December 31,
	2006		2005
	Amount	Percent	Amount	Percent
	(dollars in thousands)
Commercial:
Commercial	$113,526	12.5%	$98,712	12.2%
Commercial real estate	190,550	21.0	135,920	16.8
Real estate construction	121,848	13.4	65,055	8.1

Total commercial	425,924	46.9	299,687	37.1
Consumer:
Residential real estate (1)	336,077	37.0	332,439	41.1
Home equity lines	78,158	8.6	69,092	8.6
Consumer installment—indirect	44,360	4.9	74,314	9.2
Consumer other	23,849	2.6	32,672	4.0

Total consumer	482,444	53.1	508,517	62.9

Total loans receivable	$908,368	100.0%	$808,204	100.0%

(1)	Includes $152.6 million and $189.1 million of purchased loans as of December 31, 2006 and 2005, respectively.

	As of December 31,
	2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Commercial:
Commercial	$72,479	11.0%	$53,192	8.6%	$2,296	0.4%
Commercial real estate	76,481	11.6	46,812	7.6	38,318	7.0
Real estate construction	36,651	5.5	16,993	2.7	2,117	0.4

Total commercial	185,611	28.1	116,997	18.9	42,731	7.8
Consumer:
Residential real estate (1)	344,056	52.1	388,439	62.9	396,906	72.6
Home equity lines	11,681	1.8	16	—	—	—
Consumer installment—indirect	77,067	11.6	51,080	8.3	14,111	2.6
Consumer other	42,279	6.4	61,249	9.9	92,594	17.0

Total consumer	475,083	71.9	500,784	81.1	503,611	92.2

Total loans receivable	$660,694	100.0%	$617,781	100.0%	$546,342	100.0%

(1)	Includes $243.7 million, $332.7 million and $353.5 million of purchased loans as of December 31, 2004, 2003 and 2002, respectively.

The contractual maturity ranges of our commercial and consumer loan portfolios and the amount of such loans with predetermined and adjustable interest rates in each maturity range as of dates indicated, are summarized in the following table:

	As of December 31, 2006
	One Year or Less	After One Through Five Years	After Five Years	Total
	(dollars in thousands)
Commercial:
Commercial	$90,496	$21,527	$1,503	$113,526
Commercial real estate	27,443	132,498	30,609	190,550
Real estate construction	65,584	42,893	13,371	121,848

Total commercial	183,523	196,918	45,483	425,924
Consumer:
Residential real estate	1,446	7,741	326,890	336,077
Home equity lines	1,881	158	76,119	78,158
Consumer installment—indirect	1,546	28,166	14,648	44,360
Consumer other	19,318	4,449	82	23,849

Total consumer	24,191	40,514	417,739	482,444

Total loans receivable	$207,714	$237,432	$463,222	$908,368

Loans with a predetermined interest rate	$27,080	$141,331	$130,178	$298,589
Loans with an adjustable interest rate	180,634	96,101	333,044	609,779

Total loans receivable	$207,714	$237,432	$463,222	$908,368

As of December 31, 2006, 32.9% of our total loan portfolio carried fixed interest rates and 67.1% of our loan portfolio had adjustable interest rates. Scheduled contractual principal repayments do not reflect the actual maturities of loans. The average maturity of our loans is substantially less than their average contractual term because of prepayments. The average life of mortgage loans tends to increase when the current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loans rates are substantially lower than rates on existing mortgages due primarily to refinancings of adjustable rate and fixed rate loans at lower rates.

Real Estate Loan Portfolio Concentrations

Loan concentrations may exist when there are borrowers engaged in similar activities or types of loans extended to a diverse group of borrowers that could cause those borrowers or loans to be similarly impacted by economic or other conditions. We have a geographic concentration in our residential real estate and home equity lines portfolio in Texas, Florida, Colorado and California.

As of December 31, 2006, the geographic concentrations of residential mortgage and home equity lines of credit by state were as follows:

	As of December 31, 2006
	Residential Mortgage- Originated	Residential Mortgage- Purchased	Home Equity Lines	Total	Percent of Total Loans
	(dollars in thousands)
Texas	$156,573	$8,092	$18,778	$183,443	20.2%
Florida	6,376	42,722	10,551	59,649	6.6
Colorado	7,676	7,529	41,194	56,399	6.2
California	899	32,354	3,627	36,880	4.0
Other (1)	11,906	61,950	4,008	77,864	8.6

Total	$183,430	$152,647	$78,158	$414,235	45.6%

(1)	Loans in any other individual state do not exceed 1.2% of total loans.

Changes in real estate values and underlying economic or market conditions for these areas are monitored regularly. As of December 31, 2006, approximately 8.7% of our total loans consisted of residential real estate loans that include an interest only feature as a part of the loan terms. The credit quality of substantially all of these loans are considered to be prime.

We originate commercial real estate and real estate construction loans primarily to clients in our market areas in Texas and southwest Florida, and a significant portion of the property collateralizing our commercial real estate and real estate construction loans is located in these areas. Approximately 30% of commercial real estate loans and real estate construction loans are loans to owner occupants. In certain circumstances, these loans may be collateralized by property outside of Texas or Florida.

The following tables set forth, as of December 31, 2006, our commercial real estate loans and real estate construction loans based on the state where the property is located and based on the type of property collateralizing such loans:

	As of December 31, 2006
	Commercial Real Estate	Real Estate Construction	Total	Percent of Total Loans
	(dollars in thousands)
Texas	$115,460	$80,055	$195,515	21.5%
Florida	58,579	33,524	92,103	10.2
Other (1)	16,511	8,269	24,780	2.7

Total	$190,550	$121,848	$312,398	34.4%

(1)	Loans in any other individual state do not exceed 1.2% of total loans.

	As of December 31, 2006
	Commercial Real Estate	Real Estate Construction	Total	Percent of Total Loans
	(dollars in thousands)
1-4 family structures	$—	$74,612	$74,612	8.2%
Retail	46,634	18,309	64,943	7.2
Office building	38,679	12,200	50,879	5.6
Land	40,785	—	40,785	4.5
Industrial and warehouse	26,203	6,446	32,649	3.6
1-4 family land	15,730	—	15,730	1.7
Condominium	—	10,281	10,281	1.1
Multi-family	9,786	—	9,786	1.1
Other	12,733	—	12,733	1.4

Total	$190,550	$121,848	$312,398	34.4%

Delinquent and Nonperforming Assets

Trends in delinquency ratios represent an indicator, among other considerations, of credit risk within the loan portfolio. The entire balance of an account is considered delinquent if the minimum payment contractually required to be made is not received by the specified date. Loans 90 days past due totaled $2.8 million as of December 31, 2006, compared with $3.2 million as of December 31, 2005, and $4.6 million as of December 31, 2004. The ratio of 90 days delinquent loans to total loans was 0.31% as of December 31, 2006, compared with 0.40% as of December 31, 2005, and 0.70% as of December 31, 2004.

The following table presents information regarding nonperforming assets as of the dates indicated:

	As of December 31,
	2006	2005	2004	2003	2002
	(dollars in thousands)
Nonaccrual loans	$9,411	$3,064	$2,760	$2,794	$411
Accruing loans past due 90 days or more	96	420	1,500	—	2,891
Restructured loans	—	—	—	—	—

Total nonperforming loans	9,507	3,484	4,260	2,794	3,302
Investment in real estate	235	1,084	1,852	5,963	3,506

Total nonperforming assets	$9,742	$4,568	$6,112	$8,757	$6,808

Nonperforming assets to total loans and investment in real estate	1.07%	0.56%	0.92%	1.40%	1.24%

Nonperforming assets were $9.7 million, $4.6 million and $6.1 million as of December 31, 2006, 2005 and 2004, respectively. If interest on nonaccrual loans as of December 31, 2006 had been accrued under the original loan terms, approximately $736,000 would have been recorded as income in 2006, compared with interest payments of $552,000 actually recorded in 2006. Our ratio of nonperforming assets to total loans and investment in real estate was 1.07% and 0.56% as of December 31, 2006 and 2005, respectively. The increase in nonperforming assets in 2006 was attributable primarily to one loan to a law firm in the amount of $6.3 million. The repayment of the loan depends primarily on the outcome of a lawsuit filed on behalf of clients seeking damages resulting from product defects. The outcome of the lawsuit is uncertain at this time. We have allocated $4.4 million of the allowance for loan losses to cover any potential loss resulting from such loan.

As of December 31, 2002 through December 31, 2006, investment in real estate was comprised primarily of branch locations that were purchased but not used and decreased during these periods as the result of sales of such locations.

As of December 31, 2006, we had $1.1 million of loans classified as substandard, $9.3 million classified as doubtful and none classified as loss. As of December 31, 2006, we had specific allocations of $5.0 million in the allowance for loan losses related to these classified loans.

Allowance for Loan Losses

The allowance for loan losses was $9.1 million as of December 31, 2006 compared with $8.7 million as of December 31, 2005 and $7.7 million as of December 31, 2004. This increase reflects the growth in the loan portfolio and the increase in net charge-offs. As of December 31, 2006, the unallocated portion of the allowance for loan losses was $209,000, or 2.3% of the total allowance, compared with no unallocated portion as of December 31, 2005 and 2004.

The following table summarizes the activity in our allowance for loan losses as of and for the periods indicated:

	As of and for the Years Ended December 31,
	2006	2005	2004	2003	2002
	(dollars in thousands)
Average loans outstanding	$840,330	$747,079	$626,225	$541,647	$579,679

Total loans outstanding at end of period	$908,368	$808,204	$660,694	$617,781	$546,342

Allowance for loan losses at beginning of period	$8,719	$7,658	$5,604	$4,668	$3,003
Charge-offs:
Commercial:	—	—	—	—	—
Commercial	(1,488)	—	—	—	—
Commercial real estate	—	—	—	—	—
Real estate construction	—	—	—	—	—

Total commercial	(1,488)	—	—	—	—
Consumer:
Residential real estate	(210)	(326)	(317)	(1,451)	(392)
Home equity lines	(236)	(12)	—	(70)	—
Consumer installment—indirect	(1,362)	(1,491)	(663)	(238)	—
Consumer other	(558)	(701)	(757)	(1,550)	(1,140)

Total consumer	(2,366)	(2,530)	(1,737)	(3,309)	(1,532)

Total charge-offs	(3,854)	(2,530)	(1,737)	(3,309)	(1,532)

Recoveries:
Commercial:
Commercial	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Real estate construction	—	—	—	—	—

Total commercial	—	—	—	—	—

Consumer:
Residential real estate	187	98	451	225	124
Home equity lines	1	1	—	—	—
Consumer installment—indirect	405	147	64	20	—
Consumer other	107	147	117	100	133

Total consumer	700	393	632	345	257

Total recoveries	700	393	632	345	257

Net charge-offs	(3,154)	(2,137)	(1,105)	(2,964)	(1,275)

Provision for loan losses	3,491	3,198	3,159	3,900	2,940

Allowance for loan losses at end of period	$9,056	$8,719	$7,658	$5,604	$4,668

Ratio of net charge-offs to average loans	0.38%	0.29%	0.18%	0.55%	0.22%
Ratio of allowance for loan losses to period end loans	1.00%	1.08%	1.16%	0.91%	0.85%
Ratio of allowance for loan losses to nonperforming loans	95.26%	250.26%	179.77%	200.57%	141.37%

For the past three years, many of our net charge-offs were related to consumer installment-indirect loans, a line of business that we discontinued in 2005, although we will continue to hold these types of loans until they are repaid. The higher level of charge-offs is reflected in the pricing of these loans. Excluding the net charge-offs related to consumer installment-indirect loans, our ratio of net charge-offs to average loans averaged 0.15% for the years ended December 31, 2006, 2005 and 2004, respectively. We began originating commercial loans in 2002, and until 2006, we did not have any charge-offs of such loans. The $1.5 million commercial loan charge-off in 2006 was primarily related to one loan to a law firm.

Allocated Allowance for Loan Losses. We use a risk rating and specific reserve methodology in the calculation and allocation of our allowance for loan losses. The following tables describe the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

	As of December 31,
	2006		2005
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(dollars in thousands)
Commercial:
Commercial	$6,486	12.5%	$4,588	12.2%
Commercial real estate	368	21.0	1,323	16.8
Real estate construction	312	13.4	285	8.1

Total commercial	7,166	46.9	6,196	37.1
Consumer:
Residential real estate	250	37.0	494	41.1
Home equity lines	104	8.6	86	8.6
Consumer installment—indirect	864	4.9	1,399	9.2
Consumer other	463	2.6	544	4.0

Total consumer	1,681	53.1	2,523	62.9
Unallocated	209	—	—	—

Total allowance for loan losses	$9,056	100.0%	$8,719	100.0%

	As of December 31,
	2004		2003		2002
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(dollars in thousands)
Commercial:
Commercial	$4,395	11.0%	$532	8.6%	$23	0.4%
Commercial real estate	757	11.6	459	7.6	854	7.0
Real estate construction	102	5.5	138	2.7	30	0.4

Total commercial	5,254	28.1	1,129	18.9	907	7.8
Consumer:
Residential real estate	544	52.1	1,832	62.9	1,970	72.7
Home equity lines	11	1.8	—	—	—	—
Consumer installment—indirect	1,087	11.6	727	8.3	183	2.6
Consumer other	762	6.4	1,517	9.9	1,459	16.9

Total consumer	2,404	71.9	4,076	81.1	3,612	92.2
Unallocated	—	—	399	—	149	—

Total allowance for loan losses	$7,658	100.0%	$5,604	100.0%	$4,668	100.0%

Investment Securities

Available-for-sale securities were $83.7 million as of December 31, 2006, compared with $108.8 million as of December 31, 2005 and $192.5 million as of December 31, 2004. As of December 31, 2006, $75.2 million, or 90.0%, of the available-for-sale securities were invested in mortgage-backed securities, compared with $97.8 million, or 89.8%, in the prior year. The remainder of the available-for-sale portfolio was invested primarily in securities to support our community reinvestment obligations.

Held-to-maturity securities were $172.6 million as of December 31, 2006, compared with $214.3 million as of December 31, 2005 and $287.7 million as of December 31, 2004. All of the securities in the held-to-maturity category were mortgage-backed securities.

The following tables summarize the amortized cost of securities classified as available-for-sale and held-to-maturity and their approximate fair values as of the dates shown:

	As of December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Available-for-sale:
Mortgage-backed securities	$76,904	$95	$(1,814)	$75,185
Other securities	8,547	36	(67)	8,516

Total	$85,451	$131	$(1,881)	$83,701

Held-to-maturity:
Mortgage-backed securities	$172,555	$36	$(5,202)	$167,389

	As of December 31, 2005				As of December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Available-for-sale:
Mortgage-backed securities	$98,366	$39	$(650)	$97,755	$159,567	$1,390	$(39)	$160,918
Other securities	11,101	63	(115)	11,049	31,476	145	(52)	31,569

Total	$109,467	$102	$(765)	$108,804	$191,043	$1,535	$(91)	$192,487

Held-to-maturity:
Mortgage-backed securities	$214,270	$18	$(5,057)	$209,231	$287,656	$242	$(1,142)	$286,756

As of December 31, 2006, we had net unrealized losses of $6.9 million in the securities portfolio compared with net unrealized losses of $5.7 million as of December 31, 2005. The $1.2 million increase in net unrealized losses is primarily attributable to changes in market interest rates from December 31, 2005 to December 31, 2006. As of December 31, 2005, we had net unrealized losses of $5.7 million compared with net unrealized gains of $544,000 as of December 31, 2004. The $6.2 million increase in net unrealized losses was primarily due to rising interest rates.

The following table summarizes the contractual maturities of investment securities on an amortized cost basis and their weighted average yields as of December 31, 2006. This table shows the contractual maturities of the related investment securities and not the estimated average lives of the securities. The contractual maturity of an MBS is the date at which the last underlying mortgage matures. In the case of a 15-year pool of loans or a 30-year pool of loans, the maturity date of the security will be the date the last payment is due on the underlying mortgages.

	As of December 31, 2006
	Due Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Amount	Yield
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)
Available-for-sale:
Mortgage-backed securities	$—	—%	$—	—%	$—	—%	$76,904	4.25%	$76,904	4.25%
Other securities	—	—	3,734	2.16	—	—	813	7.81	4,547	3.17
Held-to-maturity:
Mortgage-backed securities	—	—	119,739	3.58	—	—	52,816	4.54	172,555	3.87

Total	—	—	123,473	3.54	—	—	130,533	4.39	254,006	3.98
Equity securities	—	—	—	—	—	—	—	—	4,000	—

Total securities	$—	—%	$123,473	3.54%	$—	—%	$130,533	4.39%	$258,006	3.92%

Contractual maturity of an MBS is not a reliable indicator of its expected life because borrowers have the right to prepay their obligations at any time. A third party analysis of our mortgage-backed securities as of December 31, 2006 shows the estimated average lives for fixed MBSs to be 2.66 years and for adjustable MBSs to be 4.06 years. The estimated average life will change if interest rates change. The average life of the total securities portfolio is 3.33 years as of December 31, 2006.

Goodwill and Other Intangibles

The change in our carrying amount of goodwill for the years ended December 31, 2006 and 2005 is as follows:

	For the Years Ended December 31,
	2006	2005
	(dollars in thousands)
Balance, beginning	$26,873	$3,215
Goodwill from acquisitions	996	23,658

Balance, ending	$27,869	$26,873

Deposits

Deposits are our primary source of funds and we rely on our private client offices to attract and retain those deposits. Our deposits averaged $882.6 million for the year ended December 31, 2006, $767.4 million for 2005 and $739.1 million for 2004. The average cost of deposits, including noninterest-bearing deposits, for the year ended December 31, 2006 was 3.46% compared with 2.64% for the year ended December 31, 2005. The increase in average cost of deposits was primarily due to the rise in short-term interest rates.

As of December 31, 2006, core deposits were $834.0 million, or 80.9%, of total deposits, while time deposits $100,000 and greater and brokered deposits made up 19.1% of total deposits. As of December 31, 2006, total deposits increased to $1.0 billion from $815.1 million, an increase of $215.7 million, or 26.5%. During this time period, the mix of deposits improved as noninterest-bearing deposits increased $47.8 million to $131.5 million, or 12.8%, and interest checking, money market and savings and time deposits increased $167.9 million to $899.3 million, or 87.3%. The increase in noninterest-bearing deposits was primarily due to deposits associated with business generated by newly employed commercial loan officers and the increase in interest-bearing deposits was primarily due to new private client offices.

As of December 31, 2005, total deposits increased to $815.1 million from $729.3 million, an increase of $85.7 million, or 11.8%. The increase in deposits in 2005 was primarily due to growth in commercial deposits.

The following table presents the daily average balances and weighted average rates paid on deposits for the periods indicated:

	Years Ended December 31,
	2006		2005		2004
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Noninterest-bearing deposits	$87,788	—%	$57,045	—%	$27,349	—%
Interest checking	168,881	2.50	146,457	1.72	107,672	1.30
Money market and savings	264,219	3.96	230,632	2.54	263,931	1.94
Time deposits less than $100,000	171,390	4.23	154,892	3.64	148,982	3.56

Core deposits	692,278	3.17	589,026	2.38	547,934	2.16

Time deposits $100,000 and greater	176,461	4.49	140,013	3.69	92,174	3.62
Brokered deposits	13,842	4.80	38,319	2.80	99,018	2.10

Total deposits	$882,581	3.46%	$767,358	2.64%	$739,126	2.33%

The following table sets forth the amount of our time deposits as of December 31, 2006 that are $100,000 and greater by time remaining until maturity:

As of December 31, 2006
(dollars in thousands)
Three months or less	$49,067
Over three months through six months	45,133
Over six months through one year	64,823
Over one year	28,841

Total	$187,864

Borrowings and Repurchase Agreements

Our borrowings and repurchase agreements were $171.7 million as of December 31, 2006. The outstanding balance as of December 31, 2006 includes $80.0 million in short-term FHLB advances, $35.0 million in long-term FHLB advances, $25.8 million in repurchase agreements with brokerage firms and $30.5 million in repurchase agreements with clients. Additionally, as of December 31, 2006 we had $432,000 in notes payable related to the acquisition of the insurance agency.

We decreased our borrowing and repurchase agreements $204.0 million, or 54.3%, to $171.7 million as of December 31, 2006 from $375.8 million as of December 31, 2005. The decrease was primarily a result of rising deposits, which provided us with a less expensive and more stable funding source, than borrowings and repurchase agreements.

The following table summarizes our outstanding borrowings and repurchase agreements of the dates indicated:

	As of and for the Years Ended December 31,
	2006	2005	2004
	(dollars in thousands)
Ending balance	$171,732	$375,752	$444,645
Average balance for the period	298,907	410,378	425,344
Maximum month-end balance during the period	378,323	449,615	488,843

Average interest rate for the period	4.48%	4.09%	3.81%
Weighted average interest rate at the end of the period	4.27%	4.39%	3.51%

Shareholders’ Equity and Puttable Common Stock

Shareholders’ equity and puttable common stock increased $8.2 million, or 8.4%, to $105.7 million as of December 31, 2006, compared with $97.5 million as of December 31, 2005. Our ratio of average shareholders’ equity and puttable common stock to average assets increased to 7.66% as of December 31, 2006 compared with 6.75% as of December 31, 2005.

Shareholders’ equity and puttable common stock increased $24.5 million, or 33.5%, to $97.5 million as of December 31, 2005, compared with $73.1 million as of December 31, 2004. Our ratio of average shareholders’ equity and puttable common stock to average assets increased to 6.75% as of December 31, 2005 compared with 5.32% as of December 31, 2004.

The acquisition agreement and related put agreement pursuant to which we issued cash and shares of our common stock in exchange for all of the shares of Linscomb & Williams gave the shareholders of Linscomb & Williams a non-transferable right to put such stock back to us on August 31, 2009 in exchange for all of the shares of Linscomb & Williams if such a put right was not otherwise extinguished pursuant to the terms of the agreement. The put option was extinguishable at any time if our common shares became listed for trading on the

New York Stock Exchange, the NASDAQ National Market (now known as the NASDAQ Global Market) or the American Stock Exchange, or we were acquired by another company in a transaction in which our shareholders received securities, cash or a combination thereof, issued by a publicly traded company on or before August 31, 2009. The put agreement was terminated as of March 30, 2007.

We have classified the puttable common stock outside of shareholders’ equity on the consolidated balance sheet as the ability to extinguish the put was not considered to be completely within our control. As the puttable common stock is not redeemable currently and it is probable that the put will not be exercised, we have not adjusted the puttable common stock to its redemption amount.

Regulatory Capital

We actively manage our capital. Our potential sources of capital are earnings and common or preferred equity. From time to time, we have issued trust preferred securities through a subsidiary trust either to fund organic growth or to support an acquisition. Trust preferred securities can be eligible for treatment as Tier 1 regulatory capital provided such securities comprise less than 25% of Tier 1 regulatory capital. Any amount above this limit can be eligible for treatment as Tier 2 capital. We currently have the capacity to issue additional trust preferred securities that would be treated as Tier 1 capital.

Each of the federal bank regulatory agencies has established minimum leverage capital requirements for banking organizations. Encore Bank’s tangible capital ratio was 6.9% compared with the minimum ratio of 1.5% generally required by the Office of Thrift Supervision (OTS). As of and prior to December 31, 2006, Encore Bank, as a federal savings association, was subject to the risk-based capital requirements of the OTS which require minimum ratios of Tier 1 (core) and total risk-based capital of 4.0% and 8.0%, respectively. As a thrift holding company, we were not required to monitor consolidated capital ratios.

As of December 31, 2006, Encore Bank was categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized “well capitalized,” Encore Bank must maintain minimum Tier 1 core, Tier 1 risked based capital, and total risked based capital ratios as set forth in the table below. There are no conditions or events since that notification that we believe have changed Encore Bank’s capital position.

The following table presents capital amounts and ratios for Encore Bank based on the OTS requirements as of December 31, 2006 and 2005:

	Actual		For Capital Adequacy Purposes		To Be Categorized as Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
As of December 31, 2006
Total capital
Tangible	$89,741	6.90%	$19,540	1.50%	$26,053	2.00%
Tier 1 (core)	89,741	6.90	52,107	4.00	65,134	5.00
Tier 1 risk-based	89,741	10.17	N/A	N/A	53,055	6.00
Total risk-based	98,797	11.19	70,741	8.00	88,426	10.00

As of December 31, 2005
Total capital
Tangible	$79,898	6.23%	$19,224	1.50%	$25,633	2.00%
Tier 1 (core)	79,898	6.23	51,265	4.00	64,082	5.00
Tier 1 risk-based	79,898	9.89	N/A	N/A	48,474	6.00
Total risk-based	88,617	10.97	64,632	8.00	80,791	10.00

Contractual Obligations

The following table presents the payments due by period for our contractual obligations (other than deposit obligations) as of December 31, 2006:

	Payments due in:
	2007	Fiscal 2008- 2009	Fiscal 2010- 2011	Thereafter	Total
	(dollars in thousands)
Operating leases	$3,147	$5,812	$5,321	$8,616	$22,896
FHLB advances	80,000	25,000	—	10,000	115,000
Other borrowed funds	56,300	432	—	—	56,732
Junior subordinated debentures	—	—	—	20,619	20,619

Total	$139,447	$31,244	$5,321	$39,235	$215,247

Off-Balance Sheet Arrangements

In the normal course of business, we enter into various transactions to meet the financing needs of our clients which, in accordance with GAAP, are not included in our consolidated balance sheet. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

Our commitments associated with outstanding letters of credit and commitments to extend credit as of December 31, 2006 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

	Payments due in:
	2007	Fiscal 2008- 2009	Fiscal 2010- 2011	Thereafter	Total
	(dollars in thousands)
Standby letters of credit	$2,923	$347	$71	$—	$3,341
Commitments to extend credit	179,134	28,188	13,214	47,293	267,829

Total	$182,057	$28,535	$13,285	$47,293	$271,170

Standby Letters of Credit. Standby letters of credit are written conditional commitments we issue to guarantee the performance of a client to a third party. In the event the client does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the client.

Commitments to Extend Credit. We enter into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of our commitments to extend credit are contingent upon clients maintaining specific credit standards at the time of funding. We minimize our exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses.

MANAGEMENT

Directors and Executive Officers

Set forth below is the name, age, positions and a brief account of the business experience and education of each of our directors and executive officers:

Name	Age	Positions
G. Walter Christopherson	55	Director of the Company and Encore Bank; Executive Vice President of Linscomb & Williams

L. Anderson Creel	59	Executive Vice President, Chief Financial Officer and Treasurer of the Company and Encore Bank

James S. D’Agostino, Jr.	61	Chairman, President and Chief Executive Officer of the Company and Encore Bank

Charles W. Jenness	67	Director of the Company; Director and Chairman of the Executive Committee of Encore Bank

John Bryan King	36	Director of the Company and Encore Bank

Walter M. Mischer, Jr.	56	Director of the Company and Encore Bank

Robert D. Mrlik	48	Executive Vice President of the Company; Executive Vice President—Houston Banking of Encore Bank

Thomas N. Ray	49	Executive Vice President of the Company; Executive Vice President—Florida Banking of Encore Bank

Edwin E. Smith	75	Director of the Company and Encore Bank

Eugene H. Vaughan	73	Director of the Company and Encore Bank

David E. Warden	57	Director of the Company and Encore Bank

Steven A. Webster	54	Director of the Company and Encore Bank

J. Harold Williams	54	Executive Vice President of the Company; Executive Vice President of Linscomb & Williams

Randa Duncan Williams	44	Director of the Company and Encore Bank

G. Walter Christopherson. Mr. Christopherson has been a director of our company since April 2006 and a director of Encore Bank since August 2005. He has been with Linscomb & Williams since 1982, and currently serves as a director, Executive Vice President and member of the Investment Committee. Prior to that, he served as a tax supervisor at an international accounting firm where he authored the Investment and Income Tax Sections for the firm’s personal financial planning course. Subsequently, he served as senior financial planner for a regional brokerage firm. Mr. Christopherson has held memberships in the Phi Delta Phi Law Fraternity, State Bar of Texas, American Bar Association—Tax Section and Texas Society of Certified Public Accountants. He is a director of The Krist Samaritan Center and currently serves as President of its board. He received his B.A. from DePauw University, his M.A.R. from Yale University and his J.D. from the University of Kentucky.

L. Anderson Creel. Mr. Creel is an Executive Vice President, Chief Financial Officer and Treasurer of our company and Encore Bank and has been with the organization since April 2000. He also serves as a director of Linscomb & Williams and Town & Country. Mr. Creel has 30 years of banking experience, including eight years as Chief Financial Officer of Prime Bancshares, Inc., a publicly traded bank holding company, and previous financial positions with Founders Bank and Trust, First City National Bank, MCorp and United Savings Association. Mr. Creel received his B.S. in accounting from Louisiana Tech University, attended the Banking School of the South at Louisiana State University and is a Certified Public Accountant.

James S. D’Agostino, Jr. Mr. D’Agostino founded our company in March 2000 and has been Chairman of the Board of Encore Bank since November 1999. He is currently Chairman of the Board of our company and all subsidiaries and President and Chief Executive Officer of our company and Encore Bank. Mr. D’Agostino has served as a director of Basic Energy Services, Inc., an energy services company listed on the New York Stock Exchange, since 2004 and currently serves on its compensation and audit committees. From 1986 until 1999, he worked for American General Corporation in Houston, where he held the offices of Vice Chairman and Group Executive—Consumer Finance of American General Financial Group from 1998 until 1999, and President, Member of Office of Chairman and Director from 1997 until 1998. Prior to that, he was the Chairman, President and CEO of American General Life and Accident Insurance Company in Nashville, Tennessee from 1993 until 1997. From 1976 until 1986, he worked for Citigroup, where he established the first private banking office for Citibank outside of New York. Prior to that, he worked for Chase Manhattan Bank from 1974 until 1976 and Fidelity Union Trust Company from 1968 until 1974. Mr. D’Agostino holds a B.S. in economics from Villanova University and a J.D. from Seton Hall University School of Law, and has completed the Advanced Management Program at Harvard Business School.

Charles W. Jenness. Mr. Jenness has been a director of our company since September 2000 and a director of Encore Bank since November 1986. He has been employed by Encore Bank as Chairman of the Executive Committee since 2002. In 1989, he founded the Jenness Corporation, an investment firm, where he is currently the Chairman and CEO. Mr. Jenness has been Vice Chairman/Director of Coventry Investments Group since 1991. Since 1997, he has served as a corporate advisor for financial short-and long-range planning to Buffalo Marine Service, Inc. From 1989 to 1991, he was a partner in Centeq Companies, which ultimately became Camden Property Trust. Mr. Jenness served as Chairman of Allied Fairbanks Bank, Houston, Texas, from 1980 to 1989, founder and Chairman of the Board of Superior Derrick Services and past Chairman of Giddings Bancshares, Inc., Giddings, Texas. Mr. Jenness is a prior member and Chairman of the Texas Water Development Board and served under Texas Governors Mark White, Bill Clements, Ann Richards and George W. Bush. Mr. Jenness holds a B.S. from Indiana University in Bloomington, Indiana.

John Bryan King. Mr. King has been a director of our company since September 2000 and of Encore Bank since November 2000. In 1993, he began his investment career with Luther King Capital Management. Mr. King currently serves as a Partner and Portfolio Manager for Luther King Capital Management where he is the Managing Partner of LKCM Private Discipline, L.P. and LKCM Capital Group, the alternative asset discipline at LKCM. He is a partner of Bryan King and Mason King Livestock Partnership. Mr. King serves as Chairman or Managing Partner for LKCM Radio Group, Rawson L.P., BTWW Retail Group, as a director of Heads Up Technologies, and as a director and advisor for several other public and private businesses, as well as the Tarrant County Boys and Girls Club, Star Foundation/Children’s Scholarship Fund and Fort Worth Zoo. He is actively involved with his alma maters: Princeton University, Texas Christian University and Harvard Business School. He is a Chartered Financial Analyst.

Walter M. Mischer, Jr. Mr. Mischer has been a director of our company since September 2000 and of Encore Bank since November 2000. He currently serves as President of Mischer Healthcare Services. He co-founded Belmont Village Assisted Living, a seniors’ housing company, and RediClinic, L.L.C. He has been Managing Partner of Mischer Investments, L.P., a mixed-use real estate development company, for the past 25 years. His experience includes the construction or development of projects containing an aggregate of 18 million square feet of office space. During the past ten years, he has guided the strategic planning and development of healthcare facilities with an aggregate value of more than $580 million. Mr. Mischer is the past Chairman and CEO of Hermann Hospital and past Chairman of the Houston Branch of The Federal Reserve Bank, has served as Vice Chairman of the Texas Turnpike Authority and is presently on the board of directors of the Greater Houston Partnership. He received his B.B.A. in finance from the University of Texas.

Robert D. Mrlik. Mr. Mrlik is an Executive Vice President of our company and Executive Vice President–Houston Banking of Encore Bank. He has been with the organization since July 2002. From 1989 until 2002, he worked for American General Corporation in Houston, where he was Senior Vice President–Administration and

Chief Procurement Officer. During his career at American General, he held senior management positions in the company with responsibility for investor relations and corporate and media relations activities. Prior to that, he worked for various financial institutions including Swiss Bank Corporation, Bank of Nova Scotia, MBank and Crocker National Bank. Mr. Mrlik holds a B.A. from Tulane University.

Thomas N. Ray. Mr. Ray is an Executive Vice President of our company and Executive Vice President–Florida Banking of Encore Bank. He has been with the organization since September 2004. Mr. Ray was previously President of Orion Bank in Florida and has 26 years of experience in the banking industry, during which time he held senior executive and lending positions with First Union (Wachovia), Barnett Bank of SW Florida and First Florida Bank. Mr. Ray holds a B.A. in business administration and finance from Florida State University and an M.B.A. from the University of South Florida.

Edwin E. Smith. Mr. Smith has been a director of our company since September 2000 and of Encore Bank since November 2000. He is currently retired. Mr. Smith is currently a director and member of the audit committee of Enterprise GP Holdings L.P., which is publicly traded on the New York Stock Exchange. From 1989 to 1990, he served as Executive Vice President of Med Center Bank, where he was the Senior Commercial Lender and administered the commercial loan portfolio. Prior to that, he was Executive Vice President for First Interstate Bank (and Allied Bank of Texas prior to it being acquired by First Interstate Bancshares) from 1966 to 1989, where he was Senior Commercial Lender for Allied Bank and served as a member of the bank’s senior loan approval committee. From 1959 to 1966, Mr. Smith was a State Bank Examiner for the Texas Department of Banking.

Eugene H. Vaughan. Mr. Vaughan has been a director of our company since September 2000 and of Encore Bank since November 2000. He is founding Chairman of Vaughan Nelson Investment Management, L.P., which is an investment management firm that originated in Houston in 1970. Mr. Vaughan was also the founding Chairman and Governor of the Association for Investment Management and Research (now the CFA Institute) a past Chairman of the Institute of Chartered Financial Analysts and a past Chairman of the Financial Analysts Federation. Mr. Vaughan has been a Trustee of Vanderbilt University, Nashville since 1972. He is Founding Chairman of the Center for Houston’s Future. He is also Chairman of Dreyfus—Founders Mutual Fund Group, Denver. Mr. Vaughan holds a B.A. from Vanderbilt University and an M.B.A. from Harvard Business School.

David E. Warden. Mr. Warden has been a director of our company since September 2000 and of Encore Bank since November 2000. He is a founding partner of Yetter & Warden, L.L.P., a Houston-based law firm. He was admitted to the Texas State Bar in 1982 and is licensed to practice in all Texas state courts, the U.S. District Court of Texas (Southern & Western District), the U.S. Fifth Circuit Court of Appeals, the Federal Circuit Court of Appeals and the U.S. Supreme Court. He was formerly a partner at Baker Botts, L.L.P., Houston. He is currently a member of the State Bar of Texas, the Houston Bar Association and the International Bar Association. Mr. Warden is Board Certified with the Texas Board of Legal Specialization, Civil Trial Law, and has been admitted to practice before the U.S. Patent & Trademark Office. He received a Bachelor degree and Master degree in engineering from Purdue University and a J.D. from the University of Virginia School of Law.

Steven A. Webster. Mr. Webster has been a director of our company since September 2000 and of Encore Bank since November 2000. He is Managing Partner of Avista Capital Partners, a private equity investment business specializing in the energy, healthcare and media industries. He is also Chairman of Carrizo Oil and Gas, Inc., a domestic oil and gas exploration company listed on the NASDAQ Global Select Market, Basic Energy Services, an energy services company listed on the New York Stock Exchange, and Solitario Resources, a mining company listed on the American Stock Exchange. Mr. Webster serves as a Trust Manager of Camden Property Trust listed on the New York Stock Exchange, and a director of Grey Wolf, Inc. listed on the American Stock Exchange, SEACOR Holdings Inc. listed on the New York Stock Exchange, Geokinetics, Inc. traded on the OTC Bulletin Board Market, Hercules Offshore listed on the NASDAQ Global Select Market and various privately-held companies. From 2000 to 2005, Mr. Webster was Chairman of Global Energy Partners, a private equity investment business affiliated with Credit Suisse First Boston Private Equity. From 1998 to 1999, Mr. Webster

was President and CEO of R&B Falcon Corporation, an offshore drilling contractor. Mr. Webster was the founder of Falcon Drilling Company, where he was Chairman and CEO from 1988 to 1997. Since 1985, Mr. Webster has served as Managing General Partner of Cerrito Partners, a private equity investment partnership. In 1978, Mr. Webster was a co-founder of Jones, Loyd & Webster, Inc., an investment banking firm specializing in the energy industry. Mr. Webster serves on the Dean’s Advisory Board of Purdue’s Krannert School. He holds a B.S.I.M. from Purdue University and an M.B.A. from Harvard Business School.

J. Harold Williams. Mr. Williams is an Executive Vice President of our company and has been with the organization since August 2005. Mr. Williams is a director and Executive Vice President of Linscomb & Williams. Mr. Williams is also responsible for the management of the Encore Trust division of Encore Bank. He has been with Linscomb & Williams since 1976. Prior to that, Mr. Williams practiced accounting with J.K. Lasser & Co., CPAs. He received a B.B.A. from the University of Houston and holds the designation of Certified Public Accountant and is a Certified Financial Planner. Mr. Williams is not related to Ms. Williams.

Randa Duncan Williams. Ms. Williams has been a director of our company and Encore Bank since April 2006. She is President and CEO of EPCO, Inc., the majority owner of Enterprise Products Partners L.P. listed on the New York Stock Exchange. She is also President of DLD Family Investments LLC, a family asset management company. Ms. Williams is the Secretary and a director of the Albert and Margaret Alkek Foundation. She has been a member of the Board of Trustees of the Houston Museum of Natural Science since 1995 and previously served as its Chairman. She serves on the Development Board of the University of Texas Health Science Center, the Board of Visitors of MD Anderson Cancer Center and on the Board of Trustees of the Manned Space Flight Education Foundation and of the River Oaks Baptist School. Previously, Ms. Williams practiced law with Butler & Binion, L.L.P. and Brown Sims, P.C. She received her B.A. from Rice University and her J.D. from the University of Houston Law Center.

Director Independence

NASDAQ Global Market listing standards require that a majority of the directors of NASDAQ-listed companies be “independent.” An “independent director” generally means a person other than an officer or employee of the listed company or its subsidiaries, or any other individual having a relationship which, in the opinion of the listed company’s board of directors, would interfere with the individual’s exercise of independent judgment in carrying out the responsibilities of a director. Certain categories of persons are deemed not to be independent under the NASDAQ rules, such as persons employed by the listed company within the last three years, and persons who have received (or whose immediate family members have received) payments exceeding a specified amount from the listed company within the last three years, excluding payments that are not of a disqualifying nature (such as compensation for board service, payments arising solely from investments in the listed company’s securities and benefits under a tax-qualified retirement plan). SEC and NASDAQ rules impose somewhat more stringent independence requirements on persons who serve as members of the audit committee of a listed company.

Of the 10 persons who serve on our board of directors, the board has determined that seven are “independent” as defined under applicable NASDAQ rules. Messrs. Christopherson, D’Agostino and Jenness are not considered independent because each is employed by us.

The independent directors hold executive sessions from time to time at the conclusion of regular meetings of the board of directors without the Chief Executive Officer or any other member of management present. Walter M. Mischer, Jr. serves as our lead director and presides at all of these executive sessions.

Code of Ethics

We are committed to having sound corporate governance principles. These principles are essential to running our business efficiently and to maintaining our integrity in the marketplace. We have adopted a code of ethics that applies to all of our directors, officers and employees. We believe the code of ethics is reasonably designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of conflicts of interest, full, fair and accurate disclosure in filings and other public communications made by us, compliance with applicable laws, prompt internal reporting of violations of the code of ethics, and accountability for adherence to the code. Our code of ethics will be posted on our website at www.encorebank.com under the Investor Relations page as soon as practicable.

Committees of the Board of Directors

Our board of directors has three committees: the Audit Committee, the Compensation Committee and the Corporate Governance/Nominating Committee, each of which is described below.

Audit Committee

The primary purpose of our Audit Committee is to provide independent and objective oversight with respect to our financial reports and other financial information provided to shareholders and others, our internal controls and our audit, accounting and financial reporting processes generally. The Audit Committee will report to the board of directors concerning these matters. The Audit Committee operates pursuant to a written charter which will be posted on our website at www.encorebank.com under the Investor Relations page as soon as practicable.

The duties of the Audit Committee include, among other things:

•	appointing, evaluating the qualifications and independence of and determining the compensation of our independent auditors;

•	reviewing and approving the scope of our annual audit, the audit fee and our financial statements;

•	reviewing disclosure controls and procedures, internal control over financial reporting, the internal audit function and corporate policies with respect to financial information;

•	reviewing critical accounting policies, any significant changes in accounting principles, policies, controls and procedures and the quality and appropriateness of our accounting principles;

•	reviewing other risks that may have a significant impact on our financial statements;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting and auditing matters; and

•	evaluating the Audit Committee charter annually.

The Audit Committee is comprised of David E. Warden (Chairman), Edwin E. Smith and John Bryan King, each of whom the board has determined is an independent director in accordance with the NASDAQ Global Market listing standards and Section 10A of the Securities Exchange Act of 1934. The board has also determined that Mr. King qualifies as an “audit committee financial expert” as that term is defined under the rules of the SEC, and that each member of the Audit Committee is able to read and understand fundamental financial statements and has substantial business experience and a level of experience and knowledge necessary to meet the requisite “financial sophistication” qualifications under the rules of the NASDAQ Global Market. Accordingly, the board has determined that the directors who serve on the Audit Committee have sufficient knowledge and experience to fulfill the duties and obligations of the Audit Committee.

Compensation Committee

The primary purpose of our Compensation Committee is to discharge the responsibilities of the board of directors relating to the compensation of our Chief Executive Officer and other named executive officers and certain other officers of Encore Bank and its subsidiaries, and is responsible for establishing policies dealing with various compensation and employee benefit matters. The Compensation Committee operates pursuant to a written charter which will be posted on our website at www.encorebank.com under the Investor Relations page as soon as practicable.

The duties of the Compensation Committee include, among other things:

•

evaluating the performance of our Chief Executive Office and, with the guidance of our Chief Executive Officer, the performance of our other named executive officers and the executive officers of Encore Bank and its subsidiaries;

•	overseeing the administration of our 2000 Stock Incentive Plan and making recommendations to the board of directors as to options and awards to eligible participants under our plan;

•	reviewing and approving, as appropriate, employment and/or change in control agreements, including any contractual commitments or agreements with employees;

•

evaluating, reviewing and discussing the Compensation Discussion and Analysis (CD&A) with management and determining whether to recommend to the board of directors to include the CD&A in our annual proxy statement;

•	preparing the Compensation Committee Report to be included or incorporated by reference in our annual proxy statement or annual report on Form 10-K; and

•	performing annual evaluations of the performance of the Compensation Committee and the adequacy of the Compensation Committee charter.

The Compensation Committee consists of Walter M. Mischer, Jr. (Chairman), John Bryan King, Eugene H. Vaughan and Randa Duncan Williams, each of whom the board has determined is an independent director in accordance with the NASDAQ Global Market listing standards.

Corporate Governance/Nominating Committee

The primary purpose of our Corporate Governance/Nominating Committee is to assist the board of directors in identifying qualified individuals to become directors and to maintain and update our various corporate governance guidelines and policies as necessary. The Corporate Governance/Nominating Committee operates pursuant to a written charter which will be posted on our website at www.encorebank.com under the Investor Relations page as soon as practicable.

The duties of the Corporate Governance/Nominating Committee include, among other things:

•	recommending to the board the slate of director nominees for election at the annual meeting of shareholders;

•	establishing criteria for selecting new directors;

•	assisting the board in making a determination of each outside director’s “independence” in accordance with the NASDAQ Global Market listing standards;

•	reviewing the backgrounds and qualifications of possible candidates for director positions;

•	formulating and recommending to the board of directors for adoption a policy regarding the consideration of nominees proposed by shareholders for election to our board of directors;

•

adopting procedures regarding the submission of shareholder nomination requests to the Corporate Governance/Nominating Committee, including requirements related to the timing, manner, form and substance of such recommendations;

•

formulating and overseeing procedures to facilitate shareholder communications with the board of directors, including requirements related to the timing, manner, substance, collection and response to such communications;

•	reviewing and recommending policies applicable to the board;

•	regularly reviewing issues and developments related to corporate governance and recommending corporate governance standards to the board;

•	soliciting input from the directors and, on an annual basis, conducting a review of the effectiveness of the operation of the board and its committees; and

•	performing annual evaluations of the performance of the Corporate Governance/Nominating Committee and the adequacy of the Corporate Governance/Nominating Committee charter.

The members of our Corporate Governance/Nominating Committee consist of Steven A. Webster (Chairman), Walter M. Mischer, Jr., David E. Warden and Randa Duncan Williams, each of whom the board has determined is an independent director in accordance with the NASDAQ Global Market listing standards

Compensation Committee Interlocks and Insider Participation

During 2006, none of our executive officers served as (1) a member of a compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers will serve on our Compensation Committee, (2) a director of another entity, one of whose executive officers will serve on our Compensation Committee or (3) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of our company. In addition, none of the members of the Compensation Committee will be an individual who (a) was an officer or employee of our company or any of our subsidiaries in 2006, (b) was formerly an officer or employee of our company or any of our subsidiaries or (c) had any relationship requiring disclosure, except Mr. Mischer, who serves as the indirect manager of an entity from which we lease a private client office. For further information, see the section of this prospectus captioned “Certain Relationships and Related Transactions.”

Director Compensation

During 2006, each non-employee director of the company received a fee of $1,000 for each meeting of the board of directors attended. In addition, members of each committee of our board of directors received $500 for each meeting attended, and the Chairman of each committee received a fee of $1,000 for each meeting attended. We reimburse directors for travel expenses incurred in connection with attending board, committee and shareholder meetings and for other business-related expenses. In addition, during 2006 each non-employee director was awarded 2,500 shares of restricted stock, which fully vest on the third anniversary of the grant date.

All of the members of our board are also members of the board of directors of Encore Bank and each non-employee director of Encore Bank received a fee of $1,200 for each meeting of the board attended prior to March 2006 and $2,000 for each meeting of the board attended thereafter. Encore Bank does not have any committees comprised of outside directors. Messrs. Christopherson, D’Agostino and Jenness are employed by us and do not receive any compensation for their service on the board of directors. Further, in connection with the acquisition of Linscomb & Williams, we entered into an employment agreement with G. Walter Christopherson, who serves as an Executive Vice President of Linscomb & Williams.

The following table provides certain summary information concerning compensation paid or accrued by us to or on behalf of our non-employee directors for the fiscal year ended December 31, 2006:

Director Compensation Table for the Fiscal Year Ended December 31, 2006

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Option Awards (3)	Total
John Bryan King	$8,500	$25,430	$12,525	$46,455
Walter M. Mischer, Jr.	6,000	25,430	12,525	43,955
Edwin E. Smith	8,500	25,430	12,525	46,455
Eugene H. Vaughan	5,500	25,430	12,525	43,455
David E. Warden	10,500	25,430	12,525	48,455
Steven A. Webster	5,500	25,430	12,525	43,455
Randa Duncan Williams	2,000	—	—	2,000

(1)	For the year ended December 31, 2006, no director received compensation in the form of perquisites or personal benefits.

(2)	Represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with Financial Accounting Standards Board Statement No. 123R of restricted stock awards granted pursuant to our 2000 Stock Incentive Plan and thus may include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of these amounts are included in Note L to our consolidated financial statements included in this prospectus. During the year ended December 31, 2006, each of Messrs. King, Mischer, Smith, Vaughan, Warden and Webster was awarded 2,500 shares of restricted stock with a full grant value of $32,400 based on an annual independent appraisal.

(3)	No stock options were granted to directors during 2006. The amounts in this column represent the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with Statement No. 123R of stock options granted pursuant to our 2000 Stock Incentive Plan and includes amounts from options granted prior to 2006. Assumptions used in the calculation of these amounts are included in Note L to our consolidated financial statements included in this prospectus.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee of the board of directors is responsible for developing and making recommendations to the board with respect to our executive compensation policies. This discussion and analysis describes the components of our compensation program for our named executive officers and describes the basis on which the 2006 compensation determinations were made by the Compensation Committee with respect to our Chief Executive Officer, Chief Financial Officer and our other executive officers and certain officers of Encore Bank. The Compensation Committee did not hire a compensation consultant in connection with its review of executive compensation.

Overview of Our Compensation Policies and Objectives

Our intent regarding compensation of executive officers is to provide salary levels and compensation incentives (1) that are competitive within the market in which positions are located, (2) that attract and retain individuals of outstanding ability in these key positions and (3) that are designed to align the executives’ incentives with our short- and long-term goals, including strong pay-for-performance recognition for both individual performance and our performance relative to the performance of other companies of comparable size, complexity and quality. In addition, the Compensation Committee considers the anticipated tax treatment of our executive compensation program.

Role of Executives and Board in Establishing Compensation

The Compensation Committee analyzes and makes all final decisions with respect to compensation of our named executive officers and reviews the compensation of the executive officers of our subsidiaries. The Chief Executive Officer provides input regarding the performance of the other named executive officers and makes recommendations to the Compensation Committee for compensation amounts payable to the executive officers of our subsidiaries, including the other named executive officers. The Chief Executive Officer is not involved with any aspect of determining his own pay. The Compensation Committee recommends all stock awards and option grants for the named executive officers to the full board of directors, which approves all restricted stock to be awarded and all options to be granted under our 2000 Stock Incentive Plan. The Compensation Committee, based on input from discussions with other persons and advisors as it deems appropriate, reviews the performance and compensation of the Chief Executive Officer and determines his level of compensation.

Setting Executive Compensation

In reviewing the 2006 compensation of each of our named executive officers, the Compensation Committee reviewed all components of their respective compensation, including base salary, bonus, long-term equity incentive compensation and the projected payout obligations that may be owed in certain circumstances under any existing change in control agreement. In addition, the Compensation Committee reviewed each executive officer’s compensation history and comparative performance information.

Selection of Elements to Provide Competitive Levels of Compensation

The Compensation Committee generally attempts to provide our senior executives with a total compensation package that is competitive with those of our peers, which we consider to be the parent companies of community banks based in Texas and Florida. During 2006, the Compensation Committee attempted to weight compensation generally toward long-term incentives, with base compensation at the median level of the compensation peer group. The Compensation Committee determined a competitive level of compensation for each executive based on information drawn from a variety of sources, including proxy statements of publicly-traded companies and surveys. Compensation norms for the group were adjusted for comparability of revenue size to us. This review was used by the Compensation Committee in establishing 2006 executive base salaries, the range for potential 2006 cash incentive bonuses and aggregate long-term equity incentive plan awards. While the targeted aggregate value of an executive’s compensation package may be competitive, its actual value may exceed or fall below market average levels depending on performance, as discussed below.

Elements of Compensation

During 2006, the executive compensation program for our named executive officers and other senior executives included four principal elements that, taken together, constitute a flexible and balanced method of establishing total compensation. These elements are:

•	base salary;

•	annual cash incentive bonuses;

•	long-term equity based incentive awards; and

•	401(k) plan.

Historically, we have set each of the annual cash incentive bonus element and the long-term equity based incentive award element within a range of 20% to 50% of the named executive officer’s base salary. Other than these incentive awards, the compensation program for our named executive officers during 2006 included only very limited perquisites not offered to employees generally.

Base Salary

Salaries provide executive officers with a base level of monthly income and help achieve the objectives outlined above by attracting and retaining strong talent. The Compensation Committee establishes base salary levels for each executive officer by comparison with competitive salary levels for the similar executive officer job functions at the bank holding companies in Texas and Florida as previously discussed. Generally, base salaries are not based on specific measures of corporate performance, but are determined by tenure of service, scope of the position, including current job responsibilities, relative salaries of our peers and the officer’s individual performance and contribution to our organization. Our base salaries approximate the median level of the competitive rates discussed above and are adjusted based on factors such as individual experience, individual performance, individual potential, cost of living considerations and specific issues particular to us as well as the Compensation Committee’s subjective judgment.

The Compensation Committee monitors the base salary levels and the various incentives of our named executive officers to ensure that overall compensation is consistent with our objectives and remains competitive within the area of our operations. In setting the goals and measuring an executive’s performance against those goals, we consider the performance of our competitors and general economic and market conditions. None of the factors included in our strategic and business goals are assigned a specific weight. Instead, the Compensation Committee recognizes that the relative importance of these factors may change in order to adapt our operations to specific business challenges and to reflect changing economic and marketplace conditions.

Annual Cash Incentive Bonus

The purpose of annual cash incentive bonuses is to provide motivation toward, and reward the accomplishment of, business unit and corporate annual objectives and to provide a competitive compensation package that will attract, reward and retain individuals of the highest quality. During 2006, our annual performance measures for officers, other than the Chief Executive Officer, were recommended by the Chief Executive Officer. Annual cash bonuses for fiscal 2006 were paid to each of our executive officers, with the exception of our Chief Executive Officer. While Mr. Creel’s annual cash bonus is entirely discretionary and recommended to the Compensation Committee by the Chief Executive Officer, the annual cash bonus paid to each of Messrs. Mrlik and Ray is based on the growth of loans and deposits and asset quality of the private client offices of Encore Bank within their respective markets and also includes a small discretionary component. Mr. Williams’ annual cash bonus is contingent upon attainment of certain thresholds of annual performance of Linscomb & Williams as provided for in his employment agreement. The Compensation Committee determines the amount of any annual cash bonus paid to our Chief Executive Officer. The Compensation Committee periodically monitors the performance measures to assure their competitiveness and that they are consistent with our compensation strategy for incentives and for total compensation.

During 2007, our Compensation Committee has discussed, but not yet formally adopted, a set of performance-based metrics for determining annual bonuses for our named executive officers based upon business unit and corporate profitability, which include:

•	loan and deposit production/growth;

•	asset/credit quality; and

•	assets under management growth.

The final weight and 2007 target bonus award levels for our executive officers, other than our Chief Executive Officer, will be established by senior management working with the Compensation Committee later in 2007. Target levels will represent the award level attainable when the plans are performed fully to expectations or plan and individual performance will be rated accordingly.

Long-Term Equity Based Incentive Compensation

The long-term incentive program is used to focus management’s attention on our performance over a period of time longer than one year in recognition of the long-term horizons for return on investments and strategic decisions in the financial services industry. The program is designed to motivate management to assist us in achieving a high level of long-term performance and serves to link this portion of executive compensation to long-term shareholder value. The Compensation Committee generally attempts to provide our named executive officers with a total compensation package that is competitive and reflective of the performance achieved by us compared with our peers, and is typically weighted toward long-term incentives. Aggregate stock or option holdings of the executive have no bearing on the size of a performance award.

We maintain the Encore Bancshares, Inc. 2000 Stock Incentive Plan, as amended, which provides for grants of equity awards to employees, directors and other individuals, in order to attract and retain key employees and enable those persons to participate in our long-term success. The 2000 Stock Incentive Plan, which was adopted by the board and approved by our shareholders, permits the granting of stock options, stock appreciation rights, restricted stock, performance awards and/or phantom stock. During 2006, the board of directors granted no stock options and awarded 92,450 shares of restricted stock, 8,340 shares of which were to our named executive officers. As of March 31, 2007, there were 1,089,750 options outstanding under the 2000 Stock Incentive Plan, 259,500 of which were held by our named executive officers and 345,433 shares of restricted stock outstanding, 94,590 of which were held by our named executive officers. The options granted and the restricted stock awarded under our 2000 Stock Incentive Plan were given based on performance, as well as agreed, contractual and director compensation.

401(k) Plan

We do not provide retirement benefits to our named executive officers other than through our contributory profit sharing plan established pursuant to Internal Revenue Code Section 401(k) covering substantially all employees. Under the 401(k) Plan, we may make matching contributions in our discretion. Currently, we match 100% of an employee’s contributions to the 401(k) Plan, including contributions by the named executive officers, up to 3% of base salary, not to exceed the annual IRS contribution limit, excluding catch up contributions.

Benefits upon a Change in Control Termination

In 2004, Messrs. D’Agostino, Creel, Mrlik and Ray each entered into a change in control agreement with us. The agreements have a five-year duration and provide for, among other things, a payment to each named executive officer of the sum of two times such officer’s base salary plus two times the average of all bonus, profit sharing and other incentive payments received by him for the last two fiscal years to be made upon termination of employment following a change in control. Mr. Williams has an employment agreement with us which is effective through December 31, 2009, and contains the severance benefits described above. Both the change in control agreements and the employment agreement will automatically renew for subsequent one-year periods unless notice of termination is properly given by us or the officer. We believe these severance benefits are reasonable and not uncommon for persons in the offices and rendering the level of services performed by these individuals.

For information regarding the change in control benefits to our named executive officers based on a hypothetical termination date of December 31, 2006, see the section of this prospectus captioned “Executive Compensation and Other Matters — Potential Payments upon Termination or Change in Control.”

Tax and Accounting Implications

Stock-Based Compensation. We account for stock-based compensation, including options and restricted stock awards granted pursuant to our 2000 Stock Incentive Plan, in accordance with the requirements of SFAS No. 123R, which we adopted effective January 1, 2006.

Deductibility of Executive Compensation. Under Section 162(m) of the Internal Revenue Code, a limitation was placed on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1.0 million in any taxable year, unless the compensation is performance-based. We have no individuals with non-performance based compensation paid in excess of the Internal Revenue Code Section 162(m) tax deduction limit.

Nonqualified Deferred Compensation. If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A of the Internal Revenue Code, and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, the recipient is subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income. While the final regulations have not yet become effective, we believe we are operating in compliance with the current provisions.

Summary Compensation Table

The following table provides certain summary information concerning compensation paid or accrued by us to or on behalf of our Chief Executive Officer, Chief Financial Officer and our other three most highly compensated executive officers (determined as of the end of the last fiscal year) (the “named executive officers”) for the fiscal year ended December 31, 2006:

Summary Compensation Table for the Fiscal Year Ended December 31, 2006

Name and Principal Position	Salary (1)	Bonus	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation	Total
James S. D’Agostino, Jr. Chief Executive Officer and President	$360,000	$—	$26,400	$10,521	$—	$396,921

L. Anderson Creel Chief Financial Officer, Executive Vice President and Treasurer	200,000	35,000	29,524	19,473	—	283,997

Robert D. Mrlik (4) Executive Vice President	225,000	—	89,390	45,341	62,500	422,231

Thomas N. Ray (4) Executive Vice President	200,004	—	52,860	13,774	50,000	316,638

J. Harold Williams (4) Executive Vice President	257,500	—	1,633	—	60,000	319,133

(1)	For the year ended December 31, 2006, no named executive officer received compensation in the form of perquisites or personal benefits which, per named executive officer, were greater than $10,000 in the aggregate.

(2)	Represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with Financial Accounting Standards Board Statement No. 123R of restricted stock awards granted pursuant to our 2000 Stock Incentive Plan and thus may include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of these amounts are included in Note L to our consolidated financial statements for the fiscal year ended December 31, 2006 included in this prospectus. During the year ended December 31, 2006, Messrs. Creel, Mrlik, Ray and Williams were awarded 2,500, 2,500, 2,500 and 840 shares of restricted stock, respectively, with a full grant value of $32,400, $32,400, $32,400 and $10,886, respectively, based on an annual independent appraisal.

(3)	No stock options were granted to named executive officers during 2006. The amounts in this column represent the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with Statement No. 123R of stock options granted pursuant to our 2000 Stock Incentive Plan and includes amounts from options granted prior to 2006. Assumptions used in the calculation of these amounts are included in Note L to our consolidated financial statements for the fiscal year ended December 31, 2006 included in this prospectus.

(4)	During the year ended December 31, 2006, we had only two executive officers, Messrs. D’Agostino and Creel. We appointed each of Messrs. Mrlik, Ray and Williams as an Executive Vice President in March 2007. Prior to that, Messrs. Mrlik, Ray and Williams served as Executive Vice President—Houston Banking of Encore Bank, Executive Vice President—Florida Banking of Encore Bank and Executive Vice President of Linscomb & Williams and Encore Trust Company (operated as a division of Encore Bank as of June 30, 2007), respectively, and each of them continues to serve in those capacities.

Employment Agreement

In connection with our acquisition of Linscomb & Williams, we entered into an employment agreement with J. Harold Williams effective as of September 1, 2005. The employment agreement expires on December 31, 2009, subject to automatic renewals for successive one-year periods until notice of termination is properly provided by Mr. Williams or us. The employment agreement provides for a minimum annual salary of $250,000, subject to annual review and adjustments at the discretion of our board of directors. The employment agreement also provides that Mr. Williams will be eligible for a bonus based on the annual performance of Linscomb & Williams. For further information about payments to be received by Mr. Williams upon termination or in connection with a change in control pursuant to his employment agreement, see the section of this prospectus captioned “—Potential Payments Upon Termination or Change in Control.” None of the other named executive officers has an employment agreement with us.

Grants of Plan-Based Awards

The following table contains information concerning each grant of an award made to each named executive officer under our 2000 Stock Incentive Plan during the fiscal year ended December 31, 2006:

Grants of Plan-Based Awards Table for the Fiscal Year Ended December 31, 2006

Name	Grant date	Restricted stock awards: number of shares of stock	Grant date fair value of stock awards (1)
James S. D’Agostino, Jr.	—	—	$—
L. Anderson Creel	4/1/2006	2,500	4,860
Robert D. Mrlik	4/1/2006	2,500	4,860
Thomas N. Ray	4/1/2006	2,500	4,860
J. Harold Williams	4/1/2006	840	1,633

(1)	Represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with Statement No. 123R and equals the financial statement compensation expense as reported in our consolidated statement of earnings for the 2006 fiscal year. Assumptions used in the calculation of these amounts are included in Note L to our consolidated financial statements for the fiscal year ended December 31, 2006 included in this prospectus.

2000 Stock Incentive Plan

The 2000 Stock Incentive Plan was adopted by the board to provide a means through which we and our subsidiaries could attract and retain employees and to provide employees, directors and other individuals with additional incentive and reward opportunities designed to enhance our profitable growth. As of March 31, 2007, options to purchase an aggregate of 1,089,750 shares of our common stock were outstanding, 345,433 shares of restricted stock have been granted and 53,817 shares remain available for issuance under the 2000 Stock Incentive Plan. We have not awarded stock appreciation rights, performance awards or phantom stock awards under the 2000 Stock Incentive Plan. The following summary of the material features of the 2000 Stock Incentive Plan is qualified in its entirety by reference to the copy of the plan which has been filed as an exhibit to the registration statement, of which this prospectus forms a part.

Administration. Our Compensation Committee, which is comprised of independent directors, administers the 2000 Stock Incentive Plan. The Compensation Committee recommends to the board of directors which employees, directors and other individuals shall receive grants of options and awards and has the authority to determine the vesting, restrictions and other terms of the agreements representing such options or awards, as the case may be. The Compensation Committee is also authorized to interpret the 2000 Stock Incentive Plan and the respective award agreements executed under the 2000 Stock Incentive Plan and to make all other determinations with respect to the 2000 Stock Incentive Plan.

Shares Available for Issuance. The 2000 Stock Incentive Plan permits the grant of awards covering an aggregate of 1,650,000 shares of our common stock in any combination of the following:

•	options to purchase shares of our common stock, which may be incentive stock options or non-qualified stock options,

•	stock appreciation rights;

•	restricted stock awards;

•	performance awards; and

•	phantom stock awards.

If an option or award expires or is terminated, the shares that were subject to the unexercised or unvested portion will be available for future awards granted under the 2000 Stock Incentive Plan. The number of shares covered by each outstanding option or award and the exercise price of outstanding options shall be proportionately adjusted for any increase or decrease in the number of our outstanding shares resulting from various changes in our capitalization, such as stock splits or stock dividends.

Types of Awards. The 2000 Stock Incentive Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, performance awards and phantom stock awards. A summary of each type of award is as follows:

Stock Options. A stock option confers upon the awardee the right to purchase a certain number of shares of our common stock at an established exercise price. The Compensation Committee may authorize the grant of options that are incentive stock options within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended, or options that do not constitute incentive stock options (nonqualified stock options). The exercise price of each incentive and nonqualified stock option granted under the 2000 Stock Incentive Plan is determined by our Compensation Committee, and the exercise price of an incentive stock option cannot be less than the fair market value of our common stock at the grant date. For each option, the Compensation Committee establishes (1) the term of the option, (2) the time or period of time in which the option will vest, (3) the form of payment due upon exercise of the option and (4) the treatment of the option upon the awardee’s termination of employment or service. At the time of a grant of stock options the Compensation Committee may also prescribe additional terms, conditions or restrictions relating to the options, including, but not limited to, provisions relating to tax matters (including provisions covering applicable withholding requirements) and any other matters not inconsistent with the 2000 Stock Incentive Plan. Each grant of stock options may have different terms and conditions.

Stock Appreciation Rights. A stock appreciation right (SAR) is the right to receive an amount equal to the excess, if any, of the fair market value of a share of our common stock on the date the right is exercised over the exercise price of the SAR as determined by our Compensation Committee as of the date of grant of the SAR, which shall not be less than the fair market value of one share of common stock on the date of grant. The Compensation Committee determines (1) the time or times at which an SAR may be exercised in whole or in part, (2) whether payment upon exercise will be made in cash, shares of common stock or a combination thereof and (3) the treatment of SARs upon the awardee’s termination of employment or service. At the time of an award of SARs, the Compensation Committee may prescribe additional terms, conditions or restrictions relating to the SAR, including, but not limited to, provisions relating to (a) vesting of SARs, (b) tax matters (including provisions covering applicable wage withholding requirements) and (c) any other matters not inconsistent with the 2000 Stock Incentive Plan. Each award of stock appreciation rights may have different terms and conditions.

Restricted Stock Awards. A grant of shares of restricted stock represents shares of our common stock that are subject to restrictions on disposition and the obligation of the awardee to forfeit and surrender the shares under certain circumstances (forfeiture restrictions). The Compensation Committee has sole discretion to determine the forfeiture restrictions and may provide that such forfeiture restrictions shall lapse upon (1) the attainment of targets established by the Compensation Committee that are based on (a) the price of a share of our common stock, (b) our earnings per share, (c) our revenue, (d) the revenue of one of our business units designated by the Compensation Committee, (e) our return on shareholders’ equity or (f) our pre-tax cash flow from operations, (2) the awardee’s continued employment or service with us for a specified period of time or (3) a combination of any two or more of the factors listed in clauses (1) and (2). Each award of restricted stock may have different forfeiture restrictions. Except to the extent restricted under the terms of the 2000 Stock Incentive Plan and any agreement relating to the award of restricted stock, an awardee granted restricted stock shall have all of the rights of a shareholder including, without limitation, the right to vote restricted stock or the right to receive dividends thereon.

At the time of the award of restricted stock, the Compensation Committee may prescribe additional terms, conditions or restrictions including, but not limited to, rules related to the (1) vesting of restricted stock awards, (2) termination of employment or service of the awardee prior to the lapse of the forfeiture restrictions, (3) the amount and form of any payment for shares of our common stock received pursuant to a restricted stock award (4) tax matters and (5) any other matters not inconsistent with the 2000 Stock Incentive Plan.

Performance Awards. A performance award represents the right to receive payment of an amount based on the achievement of certain performance measures for a performance period, each as determined by the Compensation Committee and as evidenced by a performance award agreement. The Compensation Committee determines (1) the performance measures applicable to a performance period, (2) whether payment upon the achievement of the performance measures for the performance period will be made in cash, shares of our common stock or a combination thereof and (3) the treatment of the performance award upon the awardee’s termination of employment or service.

Phantom Stock Awards. A phantom stock award is the right to receive shares of our common stock (or cash in an amount equal to the fair market value thereof), or an amount equal to any appreciation in the fair market value of our common stock over a specified period of time, which vest over a period of time or upon the occurrence of an event as established by the Compensation Committee, without payment of any amounts by the awardee (except to the extent required by law) or satisfaction of any performance criteria or objectives. Each phantom stock award has a maximum value established by the Compensation Committee at the time of the award grant. The Compensation Committee determines (1) the period over which, or the event upon which, the phantom stock award will vest, (2) whether payment upon vesting will be made in cash, shares of our common stock or a combination thereof and (3) the treatment of the phantom stock award upon the awardee’s termination of employment or service.

Amendment and Termination. Our board of directors may alter or amend the 2000 Stock Incentive Plan at any time, except that it may not make any amendment which would (1) impair any existing rights under an option or award, (2) increase the maximum number of shares which may be issued on exercise or surrender of an award, except as specifically provided in the 2000 Stock Incentive Plan, (3) change the price of options granted under the 2000 Stock Incentive Plan, (4) change the employees, directors or other individuals eligible to receive options and awards or materially increase the benefits accruing under the 2000 Stock Incentive Plan, (5) extend the maximum period during which options and awards may be granted under the 2000 Stock Incentive Plan, (6) materially modify the requirements as to eligibility for participation in the 2000 Stock Incentive Plan or (7) decrease any authority granted to the Compensation Committee in contravention of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended. With respect to any shares for which awards have not been granted, the board of directors may terminate the 2000 Stock Incentive Plan at any time.

Recapitalization or Change in Control. Upon a recapitalization, (1) in the event of an increase in the number of outstanding shares, the number of shares of common stock with respect to which an award may be exercised or satisfied, as applicable, shall be proportionately increased, and the purchase price per share shall be proportionately reduced, and (2) in the event of a reduction in the number of outstanding shares, the number of shares of common stock with respect to which an award may be exercised or satisfied, as applicable, shall be proportionately reduced, and the purchase price per share shall be proportionately increased.

In the event of a change in control, all outstanding options and awards under the 2000 Stock Incentive Plan shall immediately vest and become exercisable or satisfiable in full, whether or not exercisable at that time. The Compensation Committee, in its discretion, may make certain determinations with regard to the specific terms of each outstanding restricted stock award and option upon the occurrence of a change in control. If a change in control occurs, the Compensation Committee may determine that a restricted stock award, SAR, performance award or phantom stock award will terminate within a specified number of days, and the holders of such awards will receive an amount of cash per share subject to such award equal to the excess, if any, of the per share price offered to shareholders in such change in control or the fair market value per share of the shares into which the awards are exercisable, as determined by the Compensation Committee (change in control value) over the exercise price. With respect to options, in the event of a change in control, the Compensation Committee may direct that one of the following occurs: (1) determine a date after which all unexercised options shall terminate, (2) cancel the options of selected awardees in exchange for an amount of cash per share equal to the excess, if any, of the change of control value of the shares subject to the options over the exercise price for such shares, (3) adjust the outstanding options as the Compensation Committee deems necessary or (4) convert all outstanding options into options to acquire shares of the successor entity with the same terms as the options immediately prior to the merger or consolidation.

Outstanding Equity Awards

The following table contains information concerning unexercised options, stock that has not vested and other equity incentive plan awards for each named executive officer as of December 31, 2006:

Outstanding Equity Awards as of December 31, 2006

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options			Option Exercise Price	Option Expiration Date (1)	Number of Shares of Stock That Have Not Vested	Market Value of Shares of Stock That Have Not Vested (2)
	Exercisable	Unexercisable
James S. D’Agostino, Jr.	75,000 20,000 15,000	— — —		$8.00 9.00 12.00	1/2/2011 7/1/2012 6/1/2013	5,000 6,000 —	$75,500 90,600 —

L. Anderson Creel	13,000 13,500 10,000 8,000 10,000	— — — — —		8.00 9.00 9.00 12.00 12.00	1/2/2011 4/1/2012 7/1/2012 6/1/2013 2/1/2014	2,000 2,500 4,000 2,500 —	30,200 37,750 60,400 37,750 —

Robert D. Mrlik	35,000 35,000 15,000 — —	— — — — —		9.00 12.00 12.00 — —	6/1/2012 6/1/2013 2/1/2014 — —	30,000 2,500 3,000 5,000 2,500	453,000 37,750 45,300 75,500 37,750

Thomas N. Ray	— —	10,000 —	(3)	12.00 —	11/1/2014 —	20,000 2,500	302,000 37,750

J. Harold Williams	—	—		—	—	840	12,684

(1)	Options granted to each of the named executive officers listed above expire ten years from the date of the grant.

(2)	Determined using a value per share of our common stock of $15.10 as of December 31, 2006 based on an annual independent appraisal.

(3)	Options granted to each of the named executive officers listed above vest on the third anniversary of the date of the grant.

During the year ended December 31, 2006, none of our named executive officers exercised any stock options or had any shares of restricted stock vest.

Potential Payments Upon Termination or Change in Control

We consider the establishment and maintenance of a sound and vital management team to be essential to protecting and enhancing our best interests and those of our shareholders. In this regard, we recognize that the possibility of a change in control may exist and that such possibility, and the uncertainty and questions which it may raise among management, may result in the departure or distraction of management personnel to our detriment and that of our shareholders. Accordingly, our board of directors has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of our management, including our named executive officers, to their assigned duties without distraction in the face of the potentially disturbing circumstances arising from the possibility of a change in control. Accordingly, we entered into change in control agreements with each of Messrs. D’Agostino, Creel and Mrlik on April 1, 2004 and with Mr. Ray on September 22, 2004. In connection with our acquisition of Linscomb & Williams, we entered into an employment agreement with Mr. Williams effective as of September 1, 2005 that contains change in control provisions.

The table below reflects the amount of compensation payable to each of our named executive officers in the event such executive’s employment with us is terminated by us or our successor without cause or by the officer for good reason following a change in control. Mr. Williams’ employment agreement provides for change in control payments to be made if his employment is terminated as specified below within a period six months prior to, or two years after, the occurrence of a change in control. Upon a change in control, all outstanding stock options and restricted stock granted to each of the named executive officers pursuant to a stock option plan of the company will become vested and immediately exercisable. The amounts shown below assume that the termination occurred on December 31, 2006, and a price per share of our common stock equal to $15.10 based on an annual independent appraisal. These amounts are estimates of the amounts which would have been paid out to our named executive officer upon termination as of that date under the specified circumstances. The actual amounts to be paid out can only be determined at the time of such executive officer’s separation from us.

Name	Salary and Bonus (1)	Continuation of Benefits (2)	Acceleration and Continuation of Equity Awards (3)	Total Termination Benefits
James S. D’Agostino, Jr. (4)	$720,000	$20,985	$166,100	$907,085
L. Anderson Creel (4)	435,000	20,985	166,100	622,085
Robert D. Mrlik (4)	512,500	20,985	649,300	1,182,785
Thomas N. Ray (4)	490,008	20,985	370,750	881,743
J. Harold Williams	592,000	20,985	12,684	625,669

(1)	Reflects an amount equal to two times such named executive officer’s annual base salary as of December 31, 2006 plus an amount equal to two times the average of all bonus, profit sharing and other incentive payments made to the named executive officer in the two calendar years prior to the change in control.

(2)	Reflects the estimate of all future premiums which will be paid for two years from the date of termination for each life, health, accident, or disability benefit to which such named executive officer was entitled at the time of termination, using the premium rates in effect as of December 31, 2006.

(3)	Assumes a value per share of our common stock of $15.10 per share at December 31, 2006 based on an annual independent appraisal.

(4)	The payments to be made under the change in control agreements are subject to a limitation that the total amount of all payments to any executive that would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Internal Revenue Code) shall be reduced so that no portion of such payments to such executive would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, other than in the circumstances specified in the change in control agreements.

If we terminate any named executive officer for cause or if such officer resigns, such named executive officer will receive only any accrued but unpaid base salary and vacation pay through the date of termination and any benefits or awards which pursuant to their terms have been earned or become payable. While each of the change in control agreements contains a post-employment confidentiality provision, none of Messrs. D’Agostino, Creel, Mrlik or Ray is bound by a post-employment non-competition provision. Mr. Williams’ employment agreement does contain post-employment confidentiality provisions and a one year non-competition provision if his employment is terminated by us other than for disability and not for cause and not related to a change in control or if terminated by Mr. Williams for good reason. The term of the non-competition period increases to two years if Mr. Williams’ employment is terminated for any other reason.

If we terminate Mr. Williams’ employment not for cause and not in connection with a change in control, Mr. Williams is entitled to receive his full base salary and accrued vacation pay through the remainder of the term of his employment agreement plus any benefits or awards which pursuant to their terms have been earned or become payable. He is also entitled to continued participation in all life, medical, dental and prescription drug insurance plans until the expiration of the term of the agreement or until he begins full-time employment with a new employer. If terminated under these circumstances as of December 31, 2006 and not employed before the expiration of the employment agreement, Mr. Williams would be entitled to receive a payment of $848,139 from us. For further information about the employment agreement with Mr. Williams, see the section of this prospectus captioned “—Employment Agreement” following the Summary Compensation Table.

Pursuant to the employment agreement and change in control agreement described above, the terms change in control, good reason, and cause are defined as follows:

“Change in control” means the occurrence of any of the following events:

•	we are not the surviving entity in any merger, consolidation or other reorganization (or we survive only as a subsidiary of an entity other than a previously wholly-owned subsidiary);

•	Encore Bank is merged or consolidated into, or otherwise acquired by, an entity other than a wholly-owned subsidiary of ours;

•	we sell, lease or exchange all or substantially all of our assets to any other person or entity;

•	we are dissolved or liquidated;

•	any person, group or entity acquires or gains ownership or control of more than 50% of our outstanding shares; or

•	as a result of, or in connection with, a contested election of directors, the individuals who were our directors before the election cease to constitute a majority of the board of directors.

“Good reason” means the occurrence after a change in control of any of the events or conditions described below:

•

an adverse change in an executive’s position as in effect immediately prior to a change in control, including any adverse change in status or position as a result of a diminution in duties, a change in business location of more than 35 miles (50 miles in the case of Mr. Williams), the assignment of any duties or responsibilities which are inconsistent with such status or position(s) or a removal from or failure to reappointment or reelection to such position;

•

a reduction in the base salary as in effect immediately prior to a change in control for Messrs. D’Agostino, Creel, Mrlik or Ray or in the number of vacation days to which such executive is entitled under our vacation policy as in effect immediately prior to a change in control;

•

the taking of any action by us or our successor to (1) eliminate any material executive benefit plan in which the executive was participating at the time of a change in control, unless replaced with a plan providing substantially equivalent benefits, (2) reduce the awards under any executive benefit plan, program or practice in which the executive was participating at the time of a change in control or

(3) fail to replicate any executive benefit plan that by its terms is time limited and is of a type that it has been our practice to replace with a similar plan from time to time that would diminish, other than by a de minimis amount, the aggregate projected value of an executive’s awards under any bonus, stock option or other management incentive plans in which such executive was participating at the time of a change in control;

•

the taking of any action by us that would diminish, other than by a de minimis amount, the aggregate value of the benefits provided to an executive under our medical, health, dental, accident, disability, life or other insurance, stock purchase or retirement plans in which such executive was participating at the time of a change in control;

•	our failure to obtain the assumption and acknowledgement of the change in control agreement from any successor or assign; or

•	any purported termination of the executive’s employment that is not effected pursuant to a notice of termination as required by the change in control agreement.

Termination for “cause” means termination upon any of the following events:

•

the willful and continued failure by the executive to perform his duties (other than as a result of incapacity due to physical or mental illness) after a demand for substantial performance is delivered to such executive by the board, the Chairman of the Board or the President which specifically identifies the manner in which it is believed that the executive has not substantially performed his duties and a reasonable period of opportunity for such substantial performance is provided; or

•

the willful engagement by the executive in (1) illegal misconduct materially and demonstrably injurious to us in the case of Messrs. D’Agostino, Creel, Mrlik or Ray or (2) misconduct materially and demonstrably injurious to us or Linscomb & Williams in the case of Mr. Williams.

Notwithstanding the above, Messrs. D’Agostino, Creel, Mrlik and Ray will not be terminated for “cause” unless and until such executive has been delivered a copy of a resolution approved by at least three-fourths of the board stating that in the good faith opinion of the board, such executive was guilty of the conduct set forth above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Under Section 402 of the Sarbanes-Oxley Act of 2002, it is unlawful for any company subject thereto to extend, renew or arrange for the extension of credit in the form of a personal loan to or for any director or executive officer of that company. This prohibition does not apply to loans that were made on or prior to July 30, 2002, or certain types of loans described in Section 402 that are:

•	made available by the company in the ordinary course of the company’s consumer credit business;

•	of a type generally made available by such company to the public; and

•	made by the company on market terms, or terms that are no more favorable than those offered by the company to the general public.

Section 402 also does not apply to loans by an insured depository institution, if the loan is subject to the insider lending restrictions of Section 22(h) of the Federal Reserve Act or the Federal Reserve’s Regulation O, as is the case with us.

Some of our directors, executive officers and principal shareholders (i.e., those who own 10% or more of our capital stock) and directors and executive officers of Encore Bank and its subsidiaries and each of their associates, which include corporations, partnerships and other organizations in which they are officers or partners or in which they and their immediate families have at least a 5% interest, are clients of Encore Bank. As of March 31, 2007, all outstanding loans made by Encore Bank to some of these directors and executive officers and our principal shareholders and their associates, were made in the ordinary course of business and were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with our company and did not involve more than the normal risk of collectibility or present other unfavorable features. Therefore, we believe that all of these transactions comply with Section 402 of the Sarbanes-Oxley Act or have been made pursuant to a valid exception from Section 402 of the Sarbanes-Oxley Act. Loans to these directors and executive officers and our principal shareholders are subject to limitations contained in the Federal Reserve Act, the principal effect of which is to require that extensions of credit by Encore Bank to such persons satisfy the foregoing standards. As of March 31, 2007, all of such loans aggregated $8.8 million, which was approximately 9.3% of our Tier 1 capital.

Encore Bank expects to have such transactions or transactions on a similar basis with its directors and executive officers and with our directors, executive officers and principal shareholders and their associates in the future.

On February 15, 2007, we opened a private client office in the Memorial Hermann Medical Plaza in Houston, Texas. The space is leased pursuant to a lease agreement between Memorial Hermann Medical Plaza, L.P., a Texas limited partnership (Lessor), and Encore Bank. Walter M. Mischer, Jr., one of our directors, serves as manager of the sole general partner of Mischer Healthcare Services IV, L.P., the sole general partner of the Lessor. Pursuant to the lease agreement, Encore Bank will pay approximately $147,672 in rent annually to the Lessor (subject to an increase after five years). We conducted all lease negotiations in the ordinary course of business and all of the lease terms were substantially the same as those prevailing at the time for comparable transactions with persons unaffiliated with us.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY MANAGEMENT OF THE COMPANY AND PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2007 by (1) each shareholder known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) each of our directors and named executive officers and (3) all of our directors and named executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned and the address of each shareholder is the same as our address.

	Common Stock Beneficially Owned Before Offering (1)		Shares Being Offered	Common Stock Beneficially Owned After Offering (2)
	Shares	%		Shares	%
Principal Shareholders
Saleh A. Alesay (3)	506,651	6.42%	—	506,651	5.17%
Robert K. Moses, Jr. (4)	493,786	6.23	—	493,786	5.03
Fayez Sarofim (5)	430,876	5.46	—	430,876	4.40

Directors and Executive Officers
James S. D’Agostino, Jr. (6)	637,942	7.97	—	637,942	6.44
G. Walter Christopherson	179,556	2.27	25,000	154,556	1.58
L. Anderson Creel (7)	96,000	1.21	—	96,000	*
Charles W. Jenness (8)	168,000	2.11	—	168,000	1.70
John Bryan King (9)	68,076	*	—	68,076	*
Walter M. Mischer, Jr. (10)	243,481	3.07	—	243,481	2.48
Robert D. Mrlik (11)	165,469	2.07	—	165,469	1.67
Thomas N. Ray	27,000	*	—	27,000	*
Edwin E. Smith (12)	67,000	*	—	67,000	*
Eugene H. Vaughan (13)	70,576	*	—	70,576	*
David E. Warden (14)	129,334	1.63	—	129,334	1.32
Steven A. Webster (15)	465,374	5.88	—	465,374	4.74
J. Harold Williams	179,556	2.27	50,000	129,556	1.32
Randa Duncan Williams (16)	475,374	6.02	—	475,374	4.85

Directors and executive officers as a group (14 persons) (17)	2,972,738	35.52%	75,000	2,897,738	28.21%

*	Indicates ownership which does not exceed 1.0%.

(1)	The percentage of our common stock beneficially owned before the offering was calculated based on 7,896,865 shares of common stock issued and outstanding as of March 31, 2007. The percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of our common stock held by such shareholder or group and exercisable within 60 days of March 31, 2007.

(2)	The percentage of our common stock beneficially owned after the offering was calculated based on 7,896,865 shares of common stock issued and outstanding as of March 31, 2007 and assumes the issuance of 1,904,761 shares of our common stock in connection with this offering. The percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of our common stock held by such shareholder or group and exercisable within 60 days of March 31, 2007. The percentage does not account for any exercise of the underwriters’ over-allotment option.

(3)	The address for the shareholder is c/o Yetter & Warden, 909 Fannin, Suite 3600, Houston, Texas 77010.

(4)	The address for the shareholder is P.O. Box 27888, Houston, Texas 77027. The number of shares includes 24,000 shares which may be acquired within 60 days pursuant to the exercise of stock options.

(5)	The address for the shareholder is Two Houston Center, Suite 2907, Houston, Texas 77010. The number of shares includes 180,876 shares held of record by Sarofim International Management Company, of which Mr. Sarofim is the President.

(6)	Includes 515,942 shares held jointly by Mr. D’Agostino and his spouse and 110,000 shares which may be acquired within 60 days pursuant to the exercise of stock options.

(7)	Includes 6,250 shares held of record by an IRA account for the benefit of Mr. Creel and 54,500 shares which may be acquired within 60 days pursuant to the exercise of stock options.

(8)	Includes 54,000 shares which may be acquired within 60 days pursuant to the exercise of stock options.

(9)	Includes 24,000 shares which may be acquired within 60 days pursuant to the exercise of stock options.

(10)	Consists of 8,000 shares held directly; 21,110 shares held of record by the Duncan Mischer Watson 1983 Trust, of which Mr. Mischer is the trustee; 10,744 shares held of record by The Mary A. Mischer Management Trust, of which Mr. Mischer is the trustee; 10,744 shares held of record by The Mary A. Mischer Marital Trust, of which Mr. Mischer is the trustee; 168,883 shares held of record by Mischer Investments, L.P., of which Mr. Mischer is the managing partner, and 24,000 shares which may be acquired within 60 days pursuant to the exercise of stock options.

(11)	Includes 4,914 shares held of record by an IRA account for the benefit of Mr. Mrlik, 85,000 shares which may be acquired within 60 days pursuant to the exercise of stock options and 30,555 shares pledged as collateral for loans.

(12)	Includes 24,000 shares which may be acquired within 60 days pursuant to the exercise of stock options and 35,000 shares pledged as collateral for loans.

(13)	Includes 24,000 shares which may be acquired within 60 days pursuant to the exercise of stock options.

(14)	Includes 24,000 shares which may be acquired within 60 days pursuant to the exercise of stock options.

(15)	Consists of 8,000 shares held directly; 417,258 shares held of record by Kestrel Capital, L.P., of which Mr. Webster is the President of Kestrel Capital’s general partner; 16,116 shares held of record by Cerrito Partners, of which Mr. Webster is the managing partner, and 24,000 shares which may be acquired within 60 days pursuant to the exercise of stock options. Does not include approximately 36,538 shares expected to be purchased by Mr. Webster in this offering. If such shares were included, Mr. Webster would beneficially own 5.12% of our common stock after the offering.

(16)	Consists of 2,500 shares held directly and 472,874 shares held of record by DLD Family Investments LLC, of which Ms. Williams is the President.

(17)	Includes 471,500 shares which may be acquired within 60 days pursuant to the exercise of stock options.

SUPERVISION AND REGULATION

The following is a summary description of the relevant laws, rules and regulations governing banks and bank holding companies and our wealth management and trust subsidiaries. The descriptions of, and references to, the statutes and regulations below are brief summaries and do not purport to be complete. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

General

The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance fund of the FDIC and the banking system as a whole, and not for the protection of the bank holding company, shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks, including the power to impose substantial fines and other penalties for violations of laws and regulations.

Various legislation and proposals to overhaul the bank regulatory system and limit the investments that a depository institution may make with insured funds are introduced in Congress from time to time. Such legislation may change banking statutes and our operating environment and that of our banking subsidiary in substantial and unpredictable ways. In addition, the Texas state legislature from time to time considers legislation affecting insurance agencies operating in the state. We cannot determine the ultimate effect that any potential legislation, if enacted, or implemented regulations with respect thereto, would have upon the financial condition or results of operations of us or our subsidiaries.

Encore Bancshares, Inc.

On March 30, 2007, we converted from a thrift holding company to a bank holding company and registered with the Federal Reserve under the Bank Holding Company Act of 1956, as amended (BHCA). Our conversion was accomplished in connection with the conversion of Encore Bank from a federal savings association to a national bank. Accordingly, we are subject to supervision, regulation and examination by the Federal Reserve. The Gramm-Leach-Bliley Act, the BHCA and other federal laws subject financial and bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Regulatory Restrictions on Dividends; Source of Strength. We are regarded as a legal entity separate and distinct from Encore Bank. The principal source of our revenue is dividends received from Encore Bank. As described in more detail below, federal law places limitations on the amount that national banks may pay in dividends, which Encore Bank must adhere to when paying dividends to us. It is the policy of the Federal Reserve that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries.

Under Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

In the event of a bank holding company’s bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution. Any claim for breach of such obligation will generally have priority over most other unsecured claims.

Scope of Permissible Activities. Under the BHCA, bank holding companies generally may not acquire a direct or indirect interest in or control of more than 5% of the voting shares of any company that is not a bank or bank holding company or from engaging in activities other than those of banking, managing or controlling banks or furnishing services to or performing services for its subsidiaries, except that it may engage in, directly or indirectly, certain activities that the Federal Reserve has determined to be closely related to banking or managing and controlling banks as to be a proper incident thereto. These activities include, among other things, numerous services and functions performed in connection with lending, investing and financial counseling and tax planning. In approving acquisitions or the addition of activities, the Federal Reserve considers, among other things, whether the acquisition or the additional activities can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

The Gramm-Leach-Bliley Act, effective March 11, 2000, eliminated many of the historical barriers to affiliations among banks, securities firms, insurance companies and other financial service providers and permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve’s Regulation Y, for example, generally requires a holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the holding company’s consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1.0 million for each day the activity continues.

Anti-Tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

Capital Adequacy Requirements. The Federal Reserve has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a “risk-weighted” asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. As of March 31, 2007, our ratio of Tier 1 capital to total risk-weighted assets was 10.28% and our ratio of total capital to total risk-weighted assets was 11.35%.

In addition to the risk-based capital guidelines, the Federal Reserve uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies are required to maintain a leverage ratio of 4.0%. As of March 31, 2007, our leverage ratio was 7.40%.

The federal banking agencies’ risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take prompt corrective action to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes “undercapitalized,” it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be “adequately capitalized.” The bank regulators have greater power in situations where an institution becomes “significantly” or “critically” undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Acquisitions by Bank Holding Companies. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve is required to consider, among other things, the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, would, under the circumstances set forth in the presumption, constitute acquisition of control of our company.

In addition, any entity is required to obtain the approval of the Federal Reserve under the BHCA before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of our outstanding common stock, or otherwise obtaining control or a controlling influence over our company.

Encore Bank

On March 30, 2007, Encore Bank converted from a federal savings association to a national bank. As a national banking association, the deposits of Encore Bank are insured by the Deposit Insurance Fund of the FDIC. Encore Bank’s primary regulator is the OCC. By virtue of the insurance of its deposits, however, Encore Bank is also subject to supervision and regulation by the FDIC. In addition, because Encore Bank is also a member of the Federal Reserve System, it is subject to regulation pursuant to the Federal Reserve Act. Such supervision and regulation subjects Encore Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the OCC. Because the Federal Reserve regulates us as a holding company parent of Encore Bank, the Federal Reserve’s supervisory authority over us directly affects Encore Bank.

Financial Modernization. Under the Gramm-Leach-Bliley Act, a national bank may establish a financial subsidiary and engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development, real estate investment, annuity issuance and merchant banking activities. To do so, a bank must be well capitalized, well managed and have a Community Reinvestment Act (CRA) rating of satisfactory or better. National banks with financial subsidiaries must remain well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a bank may not acquire a company that is engaged in activities that are financial in nature unless that bank has a CRA rating of satisfactory or better. Currently, Encore Bank has a CRA rating of satisfactory.

Branching. The establishment of a branch must be approved by the OCC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

Restrictions on Transactions with Affiliates and Insiders. Transactions between Encore Bank and its non-banking affiliates, including us, are subject to Section 23A of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by, or is under common control with that bank. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by our securities or obligations of our non-banking subsidiaries.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between the bank and its affiliates be on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons. The Federal Reserve has also issued Regulation W, which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act, and interpretive guidance with respect to affiliate transactions.

The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as “insiders”) contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions and their subsidiaries. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution’s total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Restrictions on Distribution of Subsidiary Bank Dividends and Assets. Dividends paid by Encore Bank have provided a substantial part of our operating funds and for the foreseeable future it is anticipated that dividends paid by Encore Bank to us will continue to be our principal source of operating funds. Capital adequacy requirements serve to limit the amount of dividends that may be paid by Encore Bank. Until capital surplus equals or exceeds capital stock, a national bank must transfer to surplus 10% of its net income for the preceding four quarters in the case of an annual dividend or 10% of its net income for the preceding two quarters in the case of a quarterly or semiannual dividend. As of March 31, 2007, Encore Bank’s capital surplus exceeded its capital stock. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends, declared by that bank in any calendar year exceeds the total of that bank’s retained net income for the current year and retained net income for the preceding two years. Under federal law, Encore Bank cannot pay a dividend if, after paying the dividend, it will be “undercapitalized.” The OCC may declare a dividend payment to be unsafe and unsound even though Encore Bank would continue to meet its capital requirements after the dividend.

Because we are a legal entity separate and distinct from our subsidiaries, our right to participate in the distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, arising as a result of their status as shareholders, including any depository institution holding company (such as us) or any shareholder or creditor thereof.

Examinations. The OCC periodically examines and evaluates insured banks. Based upon such an evaluation, the OCC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets.

Audit Reports. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal regulators. In some instances, the audit report of the institution’s holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements, and reports of enforcement actions. For institutions with total assets of $1 billion or more, financial statements prepared in accordance with accounting principles generally accepted in the U.S., management’s certifications concerning responsibility for the financial statements, internal controls and compliance with legal requirements designated by the OCC, and an attestation by the auditor regarding the statements of management relating to the internal controls must be submitted. For institutions with total assets of $3 billion or more, independent auditors may be required to review quarterly financial statements. The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires that independent audit committees, consisting of outside directors only, be formed. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large clients.

Capital Adequacy Requirements. Similar to the Federal Reserve’s requirements for bank holding companies, the OCC has adopted regulations establishing minimum requirements for the capital adequacy of national banks. The OCC may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

The OCC’s risk-based capital guidelines generally require national banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% and a ratio of total capital to total risk-weighted assets of 8.0%. As of March 31, 2007, Encore Bank’s ratio of Tier 1 capital to total risk-weighted assets was 10.07% and its ratio of total capital to total risk-weighted assets would have been 11.14%.

The OCC’s leverage guidelines require national banks to maintain Tier 1 capital of no less than 4.0% of average total assets, except in the case of certain highly rated banks for which the requirement is 3.0% of average total assets unless a higher leverage capital ratio is warranted by the particular circumstances or risk profile of the depository institution. As of March 31, 2007, Encore Bank’s ratio of Tier 1 capital to average total assets (leverage ratio) was 7.23%. As part of Encore Bank’s conversion to a national bank, the OCC required that Encore Bank meet certain additional capital requirements. Specifically, as of December 31, 2007, Encore Bank is required to have a leverage ratio of at least 7.28% and as of December 31, 2008, Encore Bank is required to have a leverage ratio of at least 7.75%. Assuming the offering was completed prior to March 31, 2007, Encore Bank’s leverage ratio would have been 7.95% as of March 31, 2007.

Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take prompt corrective action with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are “well capitalized,” “adequately capitalized,” “under capitalized,” “significantly under capitalized” and “critically under capitalized.” A “well capitalized” bank has a total risk-based capital ratio of 10.0% or higher; a Tier 1 risk-based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An “adequately capitalized” bank has a total risk-based capital ratio of 8.0% or higher; a Tier 1 risk-based capital ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if that bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is “under capitalized” if it fails to meet any one of the ratios required to be adequately capitalized.

In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations authorize broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution’s capital decreases, the OCC’s enforcement powers increase. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The OCC has only limited discretion in dealing with a critically undercapitalized institution and is required to undertake stringent measures to protect the interests of deposits and the federal deposit insurance fund, which depending on the circumstances, could include the appointment of a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Deposit Insurance Assessments. Encore Bank must pay assessments to the FDIC for deposit insurance protection. Effective March 31, 2006, the Federal Deposit Insurance Reform Act of 2005 merged the Bank Insurance Fund (BIF) and the Savings Association Insurance Fund (SAIF) into a new fund, the Deposit Insurance Fund (DIF).

The FDIC maintains the DIF by designating a reserve ratio between a range of 1.15% to 1.50%. If the reserve ratio falls below 1.15%, the FDIC must adopt a restoration plan that provides that the DIF will return to 1.15% generally within 5 years. If the reserve ratio exceeds 1.35%, the FDIC must generally dividend to DIF members half of the amount above the amount necessary to maintain the DIF at 1.35%. The FDIC declares a 50 % dividend when the reserve ratio reaches 1.35% and a 100% dividend when the reserve ratio reaches above 1.50%. The designated reserve ratio is currently set at 1.25%. The FDIC has the discretion to price deposit insurance according to the risk for all insured institutions regardless of the level of the reserve ratio.

The DIF reserve ratio is maintained by assessing depository institutions an insurance premium based upon statutory factors that include the balance of insured deposits as well as the degree of risk the institution poses to the insurance fund. Under a risk-based assessment system required by the FDICIA, FDIC-insured depository institutions pay quarterly insurance premiums at rates based on their risk classification. Institutions assigned to higher-risk classifications (that is, institutions that pose a greater risk of loss to their respective deposit insurance funds) pay assessments at higher rates than institutions that pose a lower risk. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to regulators. An institution’s risk assignment includes assignment to Risk Category I, II, III, or IV, and, within Risk Category I, assignment to an assessment rate or rates.

Assessment rates range from 5 to 7 basis points for Risk Category I institutions, 10 basis points for Risk Category II institutions, 28 basis points for Risk Category III institutions, and 43 basis points for Risk Category IV institutions. Institutions with $1 billion or more in assets have its assessment base determined using average daily balances, as opposed to utilizing quarter-end balances. Institutions with less than $1 billion in assets have the option of continuing to use quarter-end balances to determine their assessment bases. Assessments are paid quarterly by all institutions and are based upon the assessment base that an institution reports at the end of that quarter. Risk assessments remain in effect for future assessment periods until changed by the FDIC.

Enforcement Powers. The FDIC and the other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject us or our banking subsidiaries, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. The appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan.

Brokered Deposit Restrictions. Adequately capitalized institutions (as defined for purposes of the prompt corrective action rules described above) cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

Cross-Guarantee Provisions. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) contains a cross-guarantee provision which generally makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.

Community Reinvestment Act. Under the Community Reinvestment Act as implemented by Congress in 1977, a financial institution has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires federal examiners, in connection with the examination of a financial institution, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. Encore Bank received a satisfactory rating in meeting community credit needs under the CRA in our most recent examination for CRA performance.

Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, Encore Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with clients when taking deposits or making loans to such clients. Encore Bank must comply with all applicable provisions of these consumer protection laws and regulations as part of its ongoing compliance and client relations programs.

Privacy. In addition to expanding the activities in which banks and bank holding companies may engage, the Gramm-Leach-Bliley Act imposes new requirements on financial institutions with respect to client privacy. The Gramm-Leach-Bliley Act generally prohibits disclosure of client information to non-affiliated third parties unless the client has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to clients annually. Financial institutions, however, will be required to comply with state law if it is more protective of client privacy than the Gramm-Leach-Bliley Act. The privacy provisions became effective on July 1, 2002. The Gramm-Leach-Bliley Act contains a variety of other provisions including a prohibition against ATM surcharges unless the client has first been provided notice of the imposition and amount of the fee.

Anti-Money Laundering and Anti-Terrorism Legislation. Congress enacted the Bank Secrecy Act of 1970 (BSA) to require financial institutions, including us and Encore Bank, to maintain certain records and to report certain transactions to prevent such institutions from being used to hide money derived from criminal activity and tax evasion. The BSA establishes, among other things, (1) record keeping requirements to assist government enforcement agencies in tracing financial transactions and flow of funds; (2) reporting requirements for Suspicious Activity Reports and Currency Transaction Reports to assist government enforcement agencies in detecting patterns of criminal activity; (3) enforcement provisions authorizing criminal and civil penalties for illegal activities and violations of the BSA and its implementing regulations; and (4) safe harbor provisions that protect financial institutions from civil liability for their cooperative efforts.

Title III of the Patriot Act (Patriot Act) amended the BSA and incorporates anti-terrorist financing provisions into the requirements of the BSA and its implementing regulations. Among other things, the Patriot Act requires all financial institutions, including us, Encore Bank and our nonbanking affiliates and subsidiaries, to institute and maintain a risk-based anti-money laundering compliance program that includes a customer identification program, provides for information sharing with law enforcement and between certain financial institutions by means of an exemption from the privacy provisions of the Gramm-Leach-Bliley Act, prohibits U.S. banks and broker-dealers from maintaining accounts with foreign “shell” banks, establishes due diligence and enhanced due diligence requirements for certain foreign correspondent banking and foreign private banking accounts and imposes additional record keeping requirements for certain correspondent banking arrangements. The Patriot Act also grants broad authority to the Secretary of the Treasury to take actions to combat money laundering, and federal bank regulators are required to evaluate the effectiveness of an applicant in combating money laundering in determining whether to approve any application submitted by a financial institution. We have adopted policies, procedures and controls designed to comply with the BSA and the Patriot Act.

The Department of the Treasury’s Office of Foreign Asset Control (OFAC) administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on U.S. foreign policy and national security goals. As a result, financial institutions, including us and Encore Bank and our nonbanking affiliates and subsidiaries, must scrutinize transactions to ensure that they do not represent obligations of, or ownership interests in, entities owned or controlled by sanctioned targets. In addition, we and Encore Bank and our nonbanking affiliates and subsidiaries restrict transactions with certain targeted countries except as permitted by OFAC.

Regulation of Nonbanking Subsidiaries

Linscomb & Williams, Inc. Linscomb & Williams, Inc. is a Texas corporation and an investment adviser that is registered with the SEC under the Investment Advisers Act of 1940. Under the Investment Advisers Act, an investment adviser is subject to supervision and inspection by the SEC. A significant element of supervision under the Investment Advisers Act is the requirement to make significant disclosures to the public under Part II of Form ADV of the adviser’s services and fees, the qualifications of its associated persons, financial difficulties and potential conflicts of interests. An investment adviser must keep extensive books and records, including all customer agreements, communications with clients, orders placed and proprietary trading by the adviser or any advisory representative.

Town & Country Insurance Agency, Inc. Town & Country Insurance Agency, Inc. is a Texas corporation licensed to sell insurance policies in the State of Texas by the Texas Department of Insurance. The Texas Insurance Code provides that licensed agents are subject to regulation requirements of the Texas Department of Insurance. The requirements include maintaining books and records and continuing education.

Expanding Enforcement Authority

One of the major additional burdens imposed on the banking industry by FDICIA is the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve and FDIC possess extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions. FDICIA, FIRREA and other laws have expanded the agencies’ authority in recent years, and the agencies have not yet fully tested the limits of their powers.

Effect on Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

Federal Reserve monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on our business and earnings of us and those of our subsidiaries cannot be predicted.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of the terms and provisions of our capital stock is qualified in its entirety by reference to our amended and restated articles of incorporation and amended and restated bylaws, copies of which are attached as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capital Stock

Our authorized capital stock consists of (1) 50,000,000 shares of common stock, $1.00 par value per share, of which 7,900,865 shares were issued and 7,896,865 shares were outstanding as of March 31, 2007 and (2) 20,000,000 shares of preferred stock, $1.00 par value per share, of which no shares were issued and outstanding as of March 31, 2007.

Common Stock

The holders of our common stock are entitled to one vote for each share of common stock owned on each matter submitted to a vote at a meeting of our shareholders. Holders of our common stock may not cumulate their votes in the election of directors. Holders of common stock do not have preemptive rights to acquire any of our additional, unissued or treasury shares, or securities convertible into or carrying a right to subscribe for or acquire shares. The common stock is not convertible into any other securities of our company.

Holders of common stock will be entitled to receive dividends out of funds legally available therefor, if and when properly declared by the board of directors.

On our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock are entitled to share pro rata in any distribution of the remaining assets of our company, if any, after all of our other indebtedness has been retired and all applicable payments made to the holders of our preferred stock.

Preferred Stock

We have authorized the issuance of 20,000,000 shares of preferred stock. The preferred stock will be available for issuance from time to time for various purposes as determined by our board of directors, including making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by our amended and restated articles, the preferred stock may be issued on such terms and conditions, and at such times and in such situations, as our board in its sole discretion determines to be appropriate, without any further approval or action by the shareholders, unless otherwise required by laws, rules, regulations or agreements applicable to us.

Moreover, except as otherwise limited by our amended and restated articles or applicable laws, rules or regulations, our board will have the sole authority to determine the relative rights and preferences of the preferred stock and any series thereof without shareholder approval. Our amended and restated articles of incorporation require that all shares of preferred stock be identical, except as to the following characteristics, which may vary between different series of preferred stock:

•	dividend rate, preference of dividend with respect to any other class or series of stock, and whether dividends are cumulative or non-cumulative;

•

redemption price, time and terms and conditions of the redemption, including, to the extent permitted by law, the manner in which shares are to be chosen for redemption if less than all the shares of a series are to be redeemed;

•	sinking fund provisions, if any, for the redemption or purchase of shares;

•	the rights of such shares in the event of voluntary or involuntary liquidation, dissolution or winding up or in the event of any merger, consolidation or sale of assets;

•	the terms and conditions, if any, on which shares may be converted or exchanged for shares of any other class or series; and

•	voting rights, if any, of any series or class.

Our board does not intend to seek shareholder approval prior to any issuance of preferred stock or any series thereof, unless otherwise required by law or the rules of any applicable securities exchange or quotation system. Under Texas law, shareholder approval prior to the issuance of shares of our common stock is required in connection with certain mergers. Frequently, opportunities arise that require prompt action, such as the possible acquisition of a property or business or the private sale of securities, and it is the belief of our board that the delay necessary for shareholder approval of a specific issuance could be to our detriment and the detriment of our shareholders.

The preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with our management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

The effects of the issuance of the preferred stock on the holders of common stock could include:

•	reduction of the amount otherwise available for payments of dividends on common stock if dividends are payable on the series of preferred stock;

•	restrictions on dividends on our common stock if dividends on the series of preferred stock are in arrears;

•	dilution of the voting power of our common stock if the series of preferred stock has voting rights, including a possible “veto” power if the series of preferred stock has class voting rights;

•	dilution of the equity interest of holders of our common stock if the series of preferred stock is convertible, and is converted, into our common stock; and

•

restrictions on the rights of holders of our common stock to share in our assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

Certain Provisions of Texas Law and our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws Could Have an Anti-Takeover Effect

Certain provisions of Texas law, our amended and restated articles of incorporation and our amended and restated bylaws could make the acquisition of us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with us.

We are subject to the provisions of the Texas Business Combination Law (Articles 13.01 through 13.08 of the Texas Business Corporation Act (TBCA)), which provides that a Texas corporation such as us may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “Affiliated Shareholder” (generally defined as the beneficial holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (1) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (2) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder.

The Texas Business Combination Law is not applicable to:

•	the business combination of a corporation:

(a)	where the corporation’s original articles or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law;

(b)	that adopted an amendment to its articles or bylaws before December 31, 1997, expressly electing not to be governed by the Texas Business Combination Law; or

(c)	that adopts an amendment to its articles or bylaws after December 31, 1997, by the affirmative vote of the holders, other than Affiliated Shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law;

•	a business combination of a corporation with an Affiliated Shareholder that became an Affiliated Shareholder inadvertently, if the Affiliated Shareholder:

(a)	as soon as practicable divests itself of enough shares to no longer be an Affiliated Shareholder and

(b)	would not at any time within the three-year period preceding the announcement of the business combination have been an Affiliated Shareholder but for the inadvertent acquisition;

•

a business combination with an Affiliated Shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996, and continuously until the announcement date of the business combination;

•

a business combination with an Affiliated Shareholder who became an Affiliated Shareholder through a transfer of shares of the corporation by will or intestate succession and continuously was such an Affiliated Shareholder until the announcement date of the business combination; or

•

a business combination of a corporation with a wholly-owned subsidiary if the subsidiary is not an affiliate or associate of the Affiliated Shareholder other than by reason of the Affiliated Shareholder’s beneficial ownership of the voting shares of the corporation.

Neither our amended and restated articles of incorporation nor our amended and restated bylaws contains any provision expressly providing that we will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving us, even if such event would be beneficial to our shareholders.

Advance Notice of Shareholder Proposals and Nominations. Our amended and restated bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or bring other business before any meeting of our shareholders (Shareholder Notice Procedure). The Shareholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the board, or by a shareholder who has given timely written notice to our Secretary prior to the meeting at which directors are to be elected, will be eligible for election as directors and that, at a shareholders’ meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the board of directors or by a shareholder who has given timely written notice to our Secretary of such shareholder’s intention to bring such business before such meeting.

Under the Shareholder Notice Procedure, any shareholder entitled to vote in the election of directors may recommend to the board of directors or our Nominating Committee one or more persons as a nominee for election as director or recommend that certain business be brought before any shareholder meeting. However, any such recommendations may only be made if such shareholder has given timely notice in proper written form of his or her intent to make such recommendations.

To be timely, a shareholder’s notice given in the context of an annual meeting of shareholders must be delivered to, or mailed and received, at our principal executive office not less than one hundred twenty (120) days in advance of the first anniversary of the date our proxy statement is released to shareholders in connection with the previous year’s annual meeting of shareholders; provided, however, that if no annual meeting was held in the previous year or if the date of the annual meeting of shareholders has been changed by more than thirty (30) days from the date contemplated at the time of the previous year’s proxy statement, the notice must be received by us at least eighty (80) days prior to the date we intend to distribute our proxy statement with respect to such meeting.

To be timely, a shareholder’s notice given in the context of a special meeting of shareholders must be delivered to, or mailed and received by, our Secretary at our principal executive office not later than the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement was first made of the date of the special meeting and, if applicable, of the nominees proposed by the board of directors to be elected at such special meeting.

A shareholder’s notice proposing to nominate a person for election as a director or proposing other business must contain certain information specified in our amended and restated bylaws, including (1) the name and address of the shareholder who intends to make the nomination or proposal and of the person or persons to be nominated, (2) a representation that the shareholder is a holder of record of our common stock entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (3) if applicable, a description of all arrangements or understandings between the shareholder and each proposed nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, (4) such other information regarding each proposed nominee that is required to be disclosed in solicitations of proxies for election of directors pursuant to applicable securities laws, (5) the nature of the proposed business with reasonable particularity, including the exact text of any proposal to be presented for adoption and any supporting statement, which proposal and supporting statement must not in the aggregate exceed 500 words, and his or her reasons for conducting such business at the meeting and (6) any material interest of the shareholder in such business.

The Shareholder Notice Procedure may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Special Meetings of Shareholders. Our amended and restated articles of incorporation provide that special meetings of shareholders can be called by a majority of the board of directors, the Chairman of the Board, the President or the holders of at least 50% of the outstanding shares of our stock entitled to vote at such meeting.

No Action by Written Consent Without Unanimous Written Consent. Under the TBCA, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders without the unanimous written consent of all shareholders unless the articles of incorporation specifically allow action by less than unanimous consent. Our amended and restated articles of incorporation do not contain such a provision.

Amendment of Bylaws. Our amended and restated bylaws provide that the bylaws may be amended only by the board of directors. Shareholders do not have the power to amend our bylaws.

Limitation of Liability and Indemnification Matters

The TBCA permits a Texas corporation to indemnify certain of its officers, directors, employees and agents. Our amended and restated articles of incorporation provide that we will indemnify, to the fullest extent permitted under Texas law, each of our officers and directors with respect to all liability and loss suffered and expenses incurred by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such party is or was one of our officers or directors. We are also obligated to pay the expenses of the directors and officers incurred in defending such proceedings, subject to reimbursement if it is subsequently determined that such person is not entitled to indemnification.

We have obtained an insurance policy under which our officers and directors will be insured, subject to the limits of the policy, against certain losses arising from claims made against such officers and directors by reason of any acts or omissions covered under such policy in their respective capacities as officers or directors.

Our amended and restated articles of incorporation include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the maximum extent provided by law. The TBCA currently prohibits the elimination of personal liability for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have an aggregate of 9,801,626 shares of common stock outstanding (plus any shares issued upon exercise of the underwriters’ over-allotment option) and 1,089,750 shares of common stock issuable upon the exercise of outstanding stock options. Further, pursuant to our acquisition agreement with Linscomb & Williams, we are required to issue an additional number of shares of our common stock to the former shareholders of Linscomb & Williams no later than March 31, 2010 depending on the after-tax net earnings of Linscomb & Williams from the date of acquisition through December 31, 2009, subject to certain limitations. Based on the after-tax net earnings of Linscomb & Williams for the period from the date of acquisition through March 31, 2007 and the initial public offering price of $21.00, we would be required to issue approximately 123,270 shares of common stock. Such shares, when issued to the former Linscomb & Williams’ shareholders, will constitute restricted securities.

Of these shares, all of the shares sold in this offering plus any shares issued upon exercise of the underwriters’ over-allotment option will be freely tradeable by persons without restriction or further registration under the Securities Act, unless the shares are purchased by our affiliates (as that term is defined in Rule 144 under the Securities Act), which generally include officers, directors or 10% or greater shareholders, which shares will be subject to the resale limitations of Rule 144, or are directed shares purchased by certain of our business associates and related persons, which shares will be subject to a 180-day lock-up period. Shares purchased by our executive officers and directors in this offering, if any, will be purchased for investment purposes only, and not for resale. After completion of this offering, the remaining outstanding shares of common stock held by existing shareholders, including the 284,112 shares collectively still owned by the two selling shareholders, will constitute “restricted securities” within the meaning of Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

Taking into account the lock-up agreements described below, and assuming Keefe, Bruyette & Woods, Inc. does not release any parties from these agreements, the following shares will be eligible for sale in the public market at the following times:

•

beginning on the effective date of this offering, only the 1,979,761 shares of common stock sold in this offering (but excluding any shares purchased under the directed share program) and the 3,563,314 shares of common stock not subject to lock-up agreements and eligible for resale under Rule 144(k) will be immediately available for sale in the public market;

•

beginning 90 days after the date of this prospectus, approximately 387,183 shares of common stock issued pursuant to Rule 701 prior to this offering and held by non-affiliates will be eligible for sale in the market, although approximately 340,933 of these shares will remain subject to vesting requirements; and

•

beginning 180 days after the date of this prospectus, the expiration date for the lock-up agreements, any directed shares purchased by our business associates and related persons and approximately 3,988,118 shares of common stock held by affiliates will be eligible for sale pursuant to Rule 144, including the volume restrictions described below.

Lock-Up Agreements

Our directors, executive officers, the selling shareholders and certain other shareholders (who collectively own 52.5% of our outstanding common stock immediately prior to the offering) have entered into lock-up agreements (and certain of our business associates and related persons who purchase directed shares of our common stock will agree to restrictions) generally providing, subject to limited exceptions, that they will not, without the prior written consent of Keefe, Bruyette & Woods, Inc., directly or indirectly, during the period ending 180 days after the date of this prospectus:

•

offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or hereafter acquired, owned directly (including holding as a custodian) or with respect to which such shareholder has beneficial ownership within the rules and regulations of the SEC, or file or cause to be filed any registration statement under the Securities Act with respect to the foregoing; or

•

engage in any hedging or other transaction that is designed to or that reasonably could be expected to lead to or result in a sale or disposition of any shares of our common stock, such prohibited hedging or other transactions to include any short sale or grant of any right (including without limitation any put or call option) with respect to any shares of our common stock or with respect to any security that includes, relates to, or derives any significant part of its value from such shares.

The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, 144(k) or 701, shares subject to lock-up agreements will not be eligible for sale until these agreements expire or are waived by Keefe, Bruyette & Woods, Inc. on behalf of the underwriters.

Rule 144

In general, under Rule 144 as currently in effect, and beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

one percent of the total number of our then outstanding shares of common stock (approximately 98,016 shares immediately after this offering), as shown by our most recent published report or statement at that time; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, such acquiring person’s holding period for purposes of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares (subject to the terms of any applicable lock-up agreements) 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

The SEC has stated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of those options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by “affiliates” under Rule 144 without compliance with its one year minimum holding period requirement.

Stock Options and Restricted Stock

As of March 31, 2007, 1,089,750 shares of our common stock were issuable under options granted under our 2000 Stock Incentive Plan, 1,048,000 of which were vested, and 345,433 shares of restricted stock were outstanding. As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock issuable under our 2000 Stock Incentive Plan. We expect this registration statement to become effective immediately upon filing with the SEC. Shares of common stock underlying these options and restricted stock will be freely tradable and eligible for sale in the public markets, subject to vesting provisions, terms of the lock-up agreements and, in the case of affiliates only, the restrictions of Rule 144 other than the holding period requirement.

UNDERWRITING

Subject to the terms and conditions of the purchase agreement among us, Encore Bank, the selling shareholders and Keefe, Bruyette & Woods, Inc., Sandler O’Neill & Partners, L.P., and SMH Capital Inc., as representatives (the Representatives), on behalf of the underwriters, the underwriters named below have severally agreed to purchase from us and the selling shareholders, and we and the selling shareholders have agreed to sell to the underwriters, severally, the following respective numbers of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Name	Number of Shares
Keefe, Bruyette & Woods, Inc.	1,286,844
Sandler O’Neill & Partners, L.P.	544,435
SMH Capital Inc.	148,482

Total	1,979,761

Under the terms and conditions of the purchase agreement, the underwriters are committed to accept and pay for all of the shares offered by this prospectus, if any are taken. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the purchase agreement may be terminated. The purchase agreement provides that the underwriters’ obligations are subject to approval of certain legal matters by their counsel, including, without limitation, the authorization and the validity of the shares, and to various other conditions customary in a firm commitment underwritten public offering, such as receipt by the underwriters of officers’ certificates, legal opinions and comfort letters.

The underwriters propose to offer our common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to selected securities dealers (who may include the underwriters) at that price less a concession not in excess of $0.882 per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the initial public offering, the offering price and other selling terms may be changed from time to time by the Representatives. The underwriters expect to deliver the shares of common stock on or about July 23, 2007.

At our request, the underwriters have reserved up to 95,238 shares of our common stock for sale, at the initial public offering price, to our directors, officers, employees and related persons. Any shares purchased under this directed share program will be subject to a 180-day lock-up period. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 285,714 additional shares solely to cover over-allotments, if any, at the same price per share to be paid by the underwriters for the other shares in this offering. If the underwriters purchase any additional shares under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion allocated to them in the table above.

The following table shows the per share and total underwriting discounts to be paid by us and the selling shareholders to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	By us without Over-allotment	By us with Over-allotment	By Selling Shareholders
Per Share	$1.47	$1.47	$1.47
Total	$2,800,000	$3,220,000	$110,250

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1,020,000.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “EBTX.” The initial public offering price for the common stock was determined by negotiations between us and the underwriters. The principal factors considered in determining the initial public offering price included the following:

•	prevailing market and general economic conditions;

•	the market capitalization, trading histories and stages of development of other publicly-traded companies that the underwriters believe to be comparable to us;

•	our results of operations in recent periods;

•	our current financial position;

•	an assessment of our management;

•	the present state of our development; and

•	the availability for sale in the market of a significant number of shares of our common stock.

We cannot assure you that an active trading market will develop for our common stock or that our common stock will trade in the market subsequent to the offering at or near the initial public offering price.

In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the market price of our common stock during and after the offering, such as the following:

•	the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them;

•	the underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option;

•	the underwriters may stabilize or maintain the price of the common stock by bidding; and

•

the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters and dealers may engage in passive market making transactions in the shares of our common stock in accordance with Rule 103 of Regulation M promulgated by the SEC. In general, a passive market maker may not bid for, or purchase, shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the NASDAQ electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

We, Encore Bank and the selling shareholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in connection with those liabilities.

We, our directors, officers, the selling shareholders and certain of our existing shareholders who collectively own approximately 52.5% of our outstanding common stock immediately prior to the offering have entered into lock-up agreements (and the purchasers of shares of our common stock under the directed share program will agree to restrictions) generally providing, subject to limited exceptions, that they will not, without the prior written consent of Keefe, Bruyette & Woods, Inc., directly or indirectly, during the period ending 180 days after the date of this prospectus:

•

offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, whether now owned or hereafter acquired, owned directly (including holding as a custodian) or with respect to which such shareholder has beneficial ownership within the rules and regulations of the SEC, or file or cause to be filed any registration statement under the Securities Act with respect to the foregoing; or

•

engage in any hedging or other transaction that is designed to or that reasonably could be expected to lead to or result in a sale or disposition of any shares of our common stock, such prohibited hedging or other transactions to include any short sale or grant of any right (including without limitation any put or call option) with respect to any shares of our common stock or with respect to any security that includes, relates to, or derives any significant part of its value from such shares.

The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

On April 23, 2007, we issued $15.0 million in trust preferred securities through a subsidiary trust. These trust preferred securities were placed by Sandler O’Neill & Partners, L.P. From time to time, in the ordinary course of business, Encore Bank enters into transactions for the purchase or sale of securities and the placement of brokered deposits with several broker-dealers and commercial banks in the United States including, but not limited to, Keefe, Bruyette & Woods, Inc., Sandler O’Neill & Partners, L.P. and SMH Capital Inc.

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of our common stock offered by this prospectus will be passed upon for by us by Bracewell & Giuliani LLP, Houston, Texas. Certain legal matters with respect to this offering will be passed upon for the underwriters by Hunton & Williams LLP, Austin, Texas.

EXPERTS

Our consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are included in this prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 we filed with the SEC. This prospectus does not contain all of the information contained in the registration statement and all of its exhibits and schedules. For further information about us and the common stock being offered by this prospectus, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of these documents.

You may read and copy our registration statement and all of its exhibits and schedules at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC, 20549. You may obtain information regarding the operation of the public reference facilities maintained by calling 1-800-SEC-0330. The registration statement is also available from the SEC’s Internet website at www.sec.gov.

After this offering, we intend to provide annual reports to our shareholders that include audited financial information examined and reported on by an independent registered public accounting firm.

ENCORE BANCSHARES, INC.

Encore Bancshares, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share amounts)

	March 31, 2007	December 31, 2006
	(Unaudited)
ASSETS
Cash and due from banks	$23,912	$27,428
Interest-bearing deposits in banks	7,122	2,904
Federal funds sold	888	8,764

Cash and cash equivalents	31,922	39,096
Securities available-for-sale, at estimated fair value	51,439	83,701
Securities held-to-maturity, at amortized cost	156,472	172,555
Mortgages held-for-sale	45,954	57,769
Loans receivable	932,793	908,368
Allowance for loan losses	(9,790)	(9,056)

Net loans receivable	923,003	899,312
Federal Home Loan Bank of Dallas stock, at cost	6,611	7,719
Investments in real estate	1,785	235
Premises and equipment, net	13,051	12,639
Goodwill	27,894	27,869
Other intangible assets, net	7,408	7,618
Cash surrender value of life insurance policies	13,684	13,551
Accrued interest receivable and other assets	15,764	14,779

	$1,294,987	$1,336,843

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Noninterest-bearing	$112,585	$131,476
Interest-bearing	884,713	899,335

Total deposits	997,298	1,030,811
Borrowings and repurchase agreements	157,505	171,732
Junior subordinated debentures	20,619	20,619
Accrued interest payable and other liabilities	10,621	8,004

Total liabilities	1,186,043	1,231,166
Commitments and contingencies	—	—
Puttable common stock, $1 par value, 773,616 shares issued and outstanding at December 31, 2006	—	774
Puttable common stock in excess of par	—	9,492

Total puttable common stock	—	10,266
Shareholders’ equity:
Preferred stock, $1 par value, 20,000,000 shares authorized; none issued	—	—
Common stock, $1 par value, 50,000,000 shares authorized; 7,900,865 shares at March 31, 2007 and 7,016,699 shares at December 31, 2006 issued	7,901	7,016
Additional paid-in capital	67,670	57,585
Retained earnings	34,154	32,529
Common stock in treasury, at cost (4,000 shares at March 31, 2007 and December 31, 2006)	(69)	(69)
Accumulated other comprehensive loss	(712)	(1,650)

Total shareholders’ equity	108,944	95,411

	$1,294,987	$1,336,843

The accompanying notes are an integral part of these statements.

Encore Bancshares, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS

For the Three Months Ended March 31, 2007 and 2006 (Unaudited)

(Dollars in thousands, except per share amounts)

	2007	2006
Interest income:
Loans, including fees	$15,808	$13,079
Mortgages held-for-sale	1,121	1,403
Securities	2,273	3,073
Federal funds sold and other	278	265

Total interest income	19,480	17,820
Interest expense:
Deposits	9,456	5,869
Borrowings and repurchase agreements	1,889	4,031
Junior subordinated debentures	455	409

Total interest expense	11,800	10,309

Net interest income	7,680	7,511
Provision for loan losses	900	705

Net interest income after provision for loan losses	6,780	6,806
Noninterest income:
Trust and investment management fees	4,244	4,592
Mortgage banking	2,192	2,908
Insurance commissions and fees	1,713	1,728
Real estate operations, including net gain on sales	18	159
Net loss on sale of available-for-sale securities	(149)	—
Other	437	326

Total noninterest income	8,455	9,713
Noninterest expense:
Compensation	7,863	8,401
Occupancy	1,399	1,270
Equipment	520	530
Advertising and promotion	196	234
Outside data processing	808	735
Professional fees	390	464
Intangible amortization	209	243
Other	1,077	1,180

Total noninterest expense	12,462	13,057

Net earnings before income taxes	2,773	3,462
Income tax expense	998	1,196

NET EARNINGS	$1,775	$2,266

Earnings Per Common Share:
Basic	$0.23	$0.30
Diluted	0.22	0.29
Average common shares outstanding	7,554,893	7,495,859
Diluted average common shares outstanding	8,131,379	7,860,835

The accompanying notes are an integral part of these statements.

Encore Bancshares, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Three Months Ended March 31, 2007 (Unaudited)

(Dollars in thousands, except per share amounts)

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total shareholders’ equity
	Shares	Amount
Balance at December 31, 2006	7,016,699	$7,016	$57,585	$32,529	$(1,650)	$(69)	$95,411
Reclassification of puttable common stock	773,616	774	9,492				10,266
Adoption of FIN 48	—	—	—	(150)	—	—	(150)
Stock-based compensation cost recognized in earnings	—	—	252	—	—	—	252
Issuance of common shares	48,500	49	376	—	—	—	425
Issuance of restricted stock	64,350	64	(64)	—	—	—	—
Forfeitures of restricted stock	(2,300)	(2)	2	—	—	—	—
Excess tax benefit from stock-based compensation	—	—	27	—	—	—	27
Comprehensive income:
Net earnings	—	—	—	1,775	—	—	1,775
Change in net unrealized gain on securities available-for-sale, net of deferred tax expense of $528 and reclassification adjustment	—	—	—	—	938	—	938

Total comprehensive income							2,713

Balance at March 31, 2007	7,900,865	$7,901	$67,670	$34,154	$(712)	$(69)	$108,944

The accompanying notes are an integral part of this statement.

Encore Bancshares, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2007 and 2006 (Unaudited)

(Dollars in thousands, except per share amounts)

	2007	2006
Cash flows from operating activities:
Net earnings	$1,775	$2,266
Adjustments to reconcile net earnings to net cash provided by operating activities, net of effects of business combinations:
Provision for loan losses	900	705
Amortization of premiums and discounts, net	423	460
Stock-based compensation	252	366
Depreciation	596	573
Gain on sale of mortgage loans	(2,038)	(2,655)
Gain on sale of foreclosed real estate	(13)	(144)
Realized loss on sales of available-for-sale securities, net	149	—
Increase in mortgage loans held-for-sale	(57,612)	(101,344)
Proceeds from sale of mortgage loans	71,465	104,225
Federal Home Loan Bank of Dallas stock dividends	(105)	(173)
Excess tax benefit from stock-based compensation	(27)	—
Decrease (increase) in accrued interest receivable	518	(123)
Increase in other assets	(1,140)	(843)
Increase (decrease) in accrued interest payable	101	(115)
Increase in other liabilities	1,369	1,743

Net cash provided by operating activities	16,613	4,941

Cash flows from investing activities:
Purchases of available-for-sale securities	(3,065)	—
Principal collected on available-for-sale securities	3,329	7,093
Proceeds from sales of available-for-sale securities	33,401	—
Principal collected on held-to-maturity securities	8,370	9,789
Proceeds from sales of held-to-maturity securities	7,414	—
Proceeds from sales of foreclosed real estate	51	757
Cash paid for acquisition, net of cash acquired	(25)	(142)
Loan originations and principal collections, net	(25,049)	(11,635)
Purchases of Federal Home Loan Bank stock	(432)	(506)
Redemption of Federal Home Loan Bank stock	1,645	1,882
Purchases of premises and equipment	(2,138)	(366)

Net cash provided by investing activities	23,501	6,872

Cash flows from financing activities:
Net (decrease) increase in deposits	(33,513)	17,445
Increase in short term Federal Home Loan Bank of Dallas borrowings	12,000	97,000
Repayment of long term Federal Home Loan Bank of Dallas borrowings	(25,000)	(100,000)
Decrease in repurchase agreements	(1,181)	(5,022)
Payment on notes payable	(46)	(46)
Excess tax benefit from stock-based compensation	27	—
Proceeds from issuance of common stock, net	425	130

Net cash (used) provided by financing activities	(47,288)	9,507

Net (decrease) increase in cash and cash equivalents	(7,174)	21,320
Cash and cash equivalents at beginning of quarter	39,096	36,154

Cash and cash equivalents at end of quarter	$31,922	$57,474

Supplementary cash flows information:
Interest paid on deposits and borrowed funds	$11,594	$10,333
Income taxes paid	—	—
Noncash operating, investing and financing activities:
Real estate acquired in satisfaction of loans	458	—

The accompanying notes are an integral part of these statements.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007 and 2006

(Unaudited, dollars in thousands, except per share amounts)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Encore Bancshares, Inc. (the Company) is a holding company that was formed on March 28, 2000 as Guardian Holdings, Inc. and had no operations until it acquired GSF Holding, Inc., whose name was changed to Encore Holdings, Inc. (Encore Holdings) effective November 19, 2001 and its wholly-owned subsidiary, Guardian Savings and Loan Association effective September 30, 2000. Guardian Savings and Loan Association, a federally chartered savings institution, changed its name to Guardian Savings Bank effective September 28, 2000 and then to Encore Bank (the Bank) effective September 1, 2001. The Bank converted from a federal savings association to a national banking association effective March 30, 2007 and changed its name to Encore Bank, National Association. In connection with the conversion, the Company became a bank holding company and Encore Holdings was merged into the Company.

Principles of Consolidation

The accompanying unaudited consolidated financial statements include the accounts of the Company, the Bank, and the Bank’s wholly-owned subsidiaries, Town and Country Insurance Agency, Inc., Encore Trust Company, N.A., and Linscomb & Williams, Inc. We have made all adjustments that, in our opinion, are necessary for a fair presentation of results of the interim periods, and all such adjustments are of a normal recurring nature. All significant intercompany balances and transactions have been eliminated. The unaudited consolidated financial statements should be read in conjunction with our annual audited consolidated financial statements and related notes. The consolidated balance sheet at December 31, 2006 was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (US GAAP).

We must make estimates and assumptions that affect amounts reported in our financial statements and in disclosures of contingent assets and liabilities. Ultimate results could differ from these estimates.

Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007 or any other period.

Nature of Operations

We are primarily in the business of attracting deposits and investing these funds in loans and mortgage-backed securities, as well as providing trust and investment management services and property and casualty insurance products.

We provide a variety of financial services through our seventeen private client offices located in Houston and southwest Florida, our two loan production offices in southwest Florida and five wealth management offices and three insurance offices in Texas. Our product offerings, places of business and service delivery are positioned to best meet the needs of affluent individuals, professionals, entrepreneurs and their business interests.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

March 31, 2007 and 2006

(Unaudited, dollars in thousands, except per share amounts)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Adoption of New Accounting Pronouncements

On January 1, 2007, we adopted the following new accounting pronouncements:

FIN 48 – Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109; and

FAS 155 – Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.

The adoption of FAS 155 did not have any effect on our consolidated financial statements at the date of adoption. The adoption of FIN 48 resulted in a cumulative adjustment of $150 that decreased retained earnings as discussed in Note D (Income Taxes).

Descriptions of our significant accounting policies are included in Note A to our consolidated financial statements as of and for the year ended December 31, 2006 included in this prospectus. There have been no significant changes to these policies, except as discussed below for income taxes, based on adoption of the new pronouncements.

Income Taxes

We file a consolidated federal income tax return. We account for income taxes in accordance with FAS 109, Accounting for Income Taxes, as interpreted by FIN 48, resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. We determine deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to our judgment that realization is more likely than not. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties are recognized as a component of income tax expense.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net earnings, are components of comprehensive income.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

March 31, 2007 and 2006

(Unaudited, dollars in thousands, except per share amounts)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

The changes in the components of other comprehensive income (loss) are as follows:

	For the quarter ended March 31,
	2007	2006
Unrealized holding gains (losses) on available-for-sale securities:	$1,615	$(691)
Reclassification adjustment for gains (losses) realized in income	(149)	—

Net unrealized gain (losses)	1,466	(691)
Tax (expense) benefit	(528)	249

Net-of-tax amount	$938	$(442)

Recent Accounting Pronouncements

SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements. For calendar year companies, the Statement is effective beginning January 1, 2008. We are currently evaluating what impact, if any, this Statement will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We have not completed our evaluation of the impact of this Statement; however, we do not expect it to be material to our consolidated financial statements.

NOTE B – SECURITIES AVAILABLE-FOR-SALE AND SECURITIES HELD-TO-MATURITY

The amortized cost and fair values for the major categories of securities available-for-sale and held-to-maturity were as follows:

	March 31, 2007		December 31, 2006
	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-Sale:
Mortgage-backed securities	$40,039	$39,845	$76,904	$75,185
Other	7,599	7,563	4,547	4,491

Total	47,638	47,408	81,451	79,676
Marketable equity securities	4,000	4,031	4,000	4,025

Total available-for-sale securities	$51,638	$51,439	$85,451	$83,701

Held-to-Maturity:
Mortgage-backed securities	$156,472	$152,420	$172,555	$167,389

Encore Bancshares, Inc. and Subsidiaries

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

March 31, 2007 and 2006

(Unaudited, dollars in thousands, except per share amounts)

NOTE B – SECURITIES AVAILABLE-FOR-SALE AND SECURITIES HELD-TO-MATURITY—Continued

Mortgage-backed securities classified as held-to-maturity with a carrying amount of $7,426 were sold during the quarter ended March 31, 2007 at a net realized loss of $12. These securities had less than 15% of the original principal amount at acquisition remaining.

NOTE C – LOANS RECEIVABLE

A summary of the major categories of loans outstanding is shown in the following table:

	March 31, 2007	December 31, 2006
Commercial Loans:
Commercial	$115,896	$113,526
Commercial real estate	210,992	190,550
Real estate construction	134,781	121,848

Total commercial loans	461,669	425,924

Consumer Loans:
Residential real estate	334,156	336,077
Home equity lines	78,430	78,158
Consumer installment—indirect	39,204	44,360
Consumer other	19,334	23,849

Total consumer loans	471,124	482,444

Total loans receivable	$932,793	$908,368

Included in loans receivable is $ 2,770 and $2,867 of net deferred loan origination costs at March 31, 2007 and December 31, 2006, respectively.

Changes in the allowance for loan losses were as follows:

	Quarter ended March 31,
	2007	2006
Balance at beginning of period	$9,056	$8,719
Provision for loan losses	900	705
Loans charged-off	(318)	(674)
Recoveries of loans previously charged-off	152	241

Balance at end of period	$9,790	$8,991

Encore Bancshares, Inc. and Subsidiaries

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

March 31, 2007 and 2006

(Unaudited, dollars in thousands, except per share amounts)

NOTE C – LOANS RECEIVABLE—Continued

The following is a summary of information pertaining to impaired and non-accrual loans:

	March 31, 2007	December 31, 2006
Impaired loans without a valuation allowance	$—	$—
Impaired loans on non-accrual with a valuation allowance	6,900	6,955

Total impaired loans	$6,900	$6,955

Valuation allowance related to impaired loans	$4,967	$5,022

Total non-accrual loans	$8,446	$9,411

Total loans past due ninety days or more and still accruing	$100	$96

NOTE D – INCOME TAXES

On January 1, 2007 we adopted FIN 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. As a result of the implementation of FIN 48, the Company reclassified from deferred tax liabilities, $1,023 of unrecognized tax benefits related to the treatment of sales of bank securities. The Company recorded a cumulative effect adjustment to retained earnings of $150 related to interest and penalties.

At January 1, 2007, the total amount of unrecognized tax benefits was $1,023, none of which was related to tax benefits that, if recognized, would affect the annual effective tax rate. We estimate that the full amount of these unrecognized tax benefits will be recognized within the next twelve months when the Company files for an application for an accounting method change with the IRS prior to year end.

The Company and its subsidiaries file income tax returns in U.S. federal and various state and local taxing jurisdictions. In general, the Company is no longer subject to income tax examinations for years prior to 2003. The Company has elected to recognize both interest and penalties as a component of income tax expense.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

March 31, 2007 and 2006

(Unaudited, dollars in thousands, except per share amounts)

NOTE E – REGULATORY MATTERS

Since the conversion of the Bank to a national bank on March 30, 2007, the Company and the Bank are subject to various regulatory capital adequacy requirements administered by the Federal Reserve Board (FRB) and the Office of the Comptroller of the Currency (OCC). Actual and minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as of March 31, 2007 are set forth in the following table:

	Actual		For capital adequacy purposes		To be categorized as well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of March 31, 2007
Tier 1 capital (to average assets)
Tier 1 (leverage)
Encore Bancshares, Inc.	$94,354	7.4%	$51,014	4.0%	N/A	N/A
Encore Bank, N.A.	92,211	7.2	51,008	4.0	$63,760	5.0%

Tier 1 capital (to risk-based assets)
Encore Bancshares, Inc.	$94,354	10.3%	$36,675	4.0%	N/A	N/A
Encore Bank, N.A.	92,211	10.1	36,592	4.0	$54,888	6.0%

Total capital (to risk-based assets)
Encore Bancshares, Inc.	$104,144	11.3%	$73,350	8.0%	N/A	N/A
Encore Bank, N.A.	102,001	11.1	73,185	8.0	$91,481	10.0%

As part of the Bank’s conversion to a national bank, the OCC required that the Bank meet certain additional capital requirements. Specifically, as of December 31, 2007, the Bank is required to have a leverage ratio of at least 7.28% and as of December 31, 2008, the Bank is required to have a leverage ratio of at least 7.75%.

NOTE F – STOCK-BASED COMPENSATION

Our shareholders approved a stock incentive plan in 2000 (the 2000 Stock Incentive Plan) which authorizes the issuance of up to 1,650,000 shares of common stock under “incentive stock” and “nonqualified stock” options, stock appreciation rights, restricted stock awards, performance awards and phantom stock awards. The general terms of awards under the 2000 Stock Incentive Plan shall be specified by the Compensation Committee of the Board of Directors at the date of grant.

No stock options were issued during the three months ended March 31, 2007. We also grant shares of restricted stock pursuant to our stock incentive plan. These shares of restricted stock vest over a period of three to five years. We account for restricted stock grants by recording the fair value of the grant to compensation expense over the vesting period.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

March 31, 2007 and 2006

(Unaudited, dollars in thousands, except per share amounts)

NOTE F – STOCK-BASED COMPENSATION—Continued

A summary of the status of our nonvested shares of restricted stock as of March 31, 2007, and changes during the quarter then ended is as follows:

Nonvested Shares	Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2006	283,383	$13.54
Granted	64,350	15.10
Vested	—	—
Forfeited	(2,300)	14.96

Outstanding at March 31, 2007	345,433	13.82

Total stock-based compensation cost recognized in the accompanying consolidated statements of earnings was $252 and $366 for the three months ended March 31, 2007 and 2006.

NOTE G – COMMITMENTS AND CONTINGENCIES

We are a defendant in legal actions arising from transactions conducted in the ordinary course of business. We believe, after consultation with legal counsel, that the ultimate liability, if any, arising from such actions will not have a material adverse effect on our consolidated financial statements.

NOTE H – PUTTABLE COMMON STOCK

The acquisition agreement and related put agreement, pursuant to which we issued cash and 773,616 shares of common stock in exchange for all of the shares of Linscomb & Williams, Inc. (“L&W”), gave the shareholders of L&W a non-transferable right to put such stock back to us on August 31, 2009 in exchange for all of the shares of L&W if such put right was not otherwise extinguished pursuant to the terms of the agreement. The put option was extinguishable at any time if our common stock became listed for trading on the New York Stock Exchange, the NASDAQ National Market (now known as the NASDAQ Global Market) or the American Stock Exchange, or we were acquired by another company in a transaction in which our shareholders receive securities, cash or a combination thereof, issued by a publicly traded company on or before August 31, 2009.

At December 31, 2006, we classified the puttable common stock outside of shareholders’ equity as the ability to extinguish the put was not considered to be completely within our control. The put agreement was terminated on March 30, 2007. As a result, the puttable common stock was reclassified and included in shareholders’ equity as of March 31, 2007.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

March 31, 2007 and 2006

(Unaudited, dollars in thousands, except per share amounts)

NOTE I – EARNINGS PER COMMON SHARE

The factors used in the earnings per common share computation follow:

	Quarter ended March 31,
	2007	2006
Basic:
Net earnings	$1,775	$2,266
Average common shares outstanding, net of nonvested restricted stock	7,554,893	7,495,859
Per Share	$0.23	$0.30
Diluted:
Average common shares outstanding	7,554,893	7,495,859
Add: Net effect of nonvested restricted stock and the assumed exercise of stock options	451,521	322,956
Contingent share-based consideration	124,965	42,020
Diluted average common shares outstanding	8,131,379	7,860,835
Per Share	$0.22	$0.29

The 773,616 shares of puttable common stock (see Note H) have been considered outstanding for all periods since issuance on August 31, 2005 and prior to March 31, 2007 for purposes of computing basic and diluted earnings per share. These shares are included in shareholders’ equity as outstanding common stock as of March 31, 2007.

NOTE J – DERIVATIVES AND HEDGING ACTIVITIES

Periodically we use forward interest rate locks to hedge the risk of changes in the fair value of new mortgages held-for-sale. Net losses of $9 and net gains of $410 for the first quarter of 2007 and 2006 from these activities are included in the consolidated statement of earnings in “Mortgage banking.” The fair value of these derivatives was a net liability of $9 at March 31, 2007 and a zero balance at December 31, 2006.

NOTE K – SEGMENT INFORMATION

We have three lines of business which are banking, wealth management, and insurance, that are delineated by the products and services that each segment offers. The segments are managed separately with different clients, employees, systems, risks and marketing strategies. Banking includes our commercial and private client banking services. Wealth management provides personal wealth management services through Encore Trust Company, N.A. and Linscomb & Williams, Inc. and insurance includes the selling of property and casualty insurance products by Town & Country Insurance Agency.

The accounting policies of each line of business are the same as those described in the summary of significant accounting policies included in Note A to our consolidated financial statements as of and for the year ended December 31, 2006. Revenues, expenses, and assets are recorded by each line of business, and we review separately financial information. In addition to direct expenses, each line of business was allocated certain general corporate expenses such as executive administration, accounting, internal audit, and human resources based on the average asset level of the operating segment. Activities that are not directly attributable to the reportable operating segments, including the elimination of intercompany transactions, are presented under other.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

March 31, 2007 and 2006

(Unaudited, dollars in thousands, except per share amounts)

NOTE K – SEGMENT INFORMATION—Continued

Financial results by operating segment were as follows:

	Banking	Wealth Management	Insurance	Other	Consolidated
For the three months ended March 31, 2007
Net interest income (expense)	$8,035	$73	$27	$(455)	$7,680
Provision for loan losses	900	—	—	—	900
Noninterest income	2,481	4,244	1,716	14	8,455
Noninterest expense	8,453	3,027	982	—	12,462

Earnings (loss) before income taxes	1,163	1,290	761	(441)	2,773
Income tax expense (benefit)	396	467	272	(137)	998

Net earnings (loss)	$767	$823	$489	$(304)	$1,775

Total assets at March 31, 2007	$1,301,562	$43,935	$9,278	$(59,788)	$1,294,987

For the three months ended March 31, 2006
Net interest income (expense)	$7,878	$35	$7	$(409)	$7,511
Provision for loan losses	705	—	—	—	705
Noninterest income	3,381	4,592	1,730	10	9,713
Noninterest expense	8,400	3,680	977	—	13,057

Earnings (loss) before income taxes	2,154	947	760	(399)	3,462
Income tax expense (benefit)	639	381	259	(83)	1,196

Net earnings (loss)	$1,515	$566	$501	$(316)	$2,266

Total assets at March 31, 2006	$1,331,811	$40,852	$8,318	$(50,388)	$1,330,593

NOTE L – SUBSEQUENT EVENT

In April 2007, we formed Encore Capital Trust III (Trust III), a statutory business trust, and purchased all the common securities of Trust III for $464. Trust III issued $15,000 of preferred securities. The sole assets of Trust III are our junior subordinated debentures with an aggregate principal amount of $15,464, which are due April 19, 2037. The junior subordinated debentures bear a fixed rate of 6.85% until April 19, 2012, at which date we may call the debentures, and a floating rate equal to 3 month LIBOR + 1.75% thereafter. Cash distributions on the common and preferred securities are made in the same amount and to the extent interest on the junior subordinated debentures is received by Trust III. With the proceeds of these junior subordinated debentures, we redeemed the $15,464 in junior subordinated debentures originally issued on April 23, 2002 at a floating rate equal to 6 month LIBOR + 3.70%.

As part of a corporate reorganization following the conversion of the Bank to a national banking association, on June 1, 2007, the Bank and Encore Trust Company entered into an Agreement and Plan of Merger pursuant to which the Bank was merged with and into Encore Trust Company as of June 30, 2007. The resulting bank, which was renamed Encore Bank, N.A., operates as a national banking association with its main office in Houston, Texas. Following the merger, the business of Encore Trust Company is being conducted as a division of the Bank.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Encore Bancshares, Inc.

We have audited the consolidated balance sheets of Encore Bancshares, Inc. (a Texas corporation) and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of earnings, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Encore Bancshares, Inc. and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R) “Share Based Payment” on January 1, 2006.

/s/    Grant Thornton LLP

Houston, Texas

April 2, 2007

Encore Bancshares, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

December 31,

(Dollars in thousands, except per share amounts)

	2006	2005
ASSETS
Cash and due from banks	$27,428	$23,379
Interest-bearing deposits in banks	2,904	12,775
Federal funds sold	8,764	—

Cash and cash equivalents	39,096	36,154
Securities available-for-sale, at estimated fair value	83,701	108,804
Securities held-to-maturity, at amortized cost	172,555	214,270
Mortgages held-for-sale	57,769	64,488
Loans receivable	908,368	808,204
Allowance for loan losses	(9,056)	(8,719)

Net loans receivable	899,312	799,485
Federal Home Loan Bank of Dallas stock, at cost	7,719	16,862
Investments in real estate	235	1,084
Premises and equipment, net	12,639	13,114
Goodwill	27,869	26,873
Other intangible assets, net	7,618	8,569
Cash surrender value of life insurance policies	13,551	13,068
Accrued interest receivable and other assets	14,779	13,794

	$1,336,843	$1,316,565

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$131,476	$83,662
Interest-bearing	899,335	731,412

Total deposits	1,030,811	815,074
Borrowings and repurchase agreements	171,732	375,752
Junior subordinated debentures	20,619	20,619
Accrued interest payable and other liabilities	8,004	7,607

Total liabilities	1,231,166	1,219,052

Commitments and contingencies	—	—
Puttable common stock, $1 par value, 773,616 shares issued and outstanding at December 31, 2006 and 2005	774	774
Puttable common stock in excess of par	9,492	9,492

Total puttable common stock	10,266	10,266
Shareholders’ equity:
Preferred stock, $1 par value, 20,000,000 shares authorized; none issued	—	—
Common stock, $1 par value, 50,000,000 shares authorized; 7,016,699 shares at December 31, 2006 and 6,924,943 shares at December 31, 2005 issued	7,016	6,925
Additional paid-in capital	57,585	58,518
Deferred compensation	—	(2,176)
Retained earnings	32,529	25,051
Common stock in treasury, at cost (4,000 shares at December 31, 2006 and 7,000 shares at December 31, 2005)	(69)	(121)
Accumulated other comprehensive loss	(1,650)	(950)

Total shareholders’ equity	95,411	87,247

	$1,336,843	$1,316,565

The accompanying notes are an integral part of these statements.

Encore Bancshares, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31,

(Dollars in thousands, except per share amounts)

	2006	2005	2004
Interest income:
Loans, including fees	$56,753	$44,362	$34,876
Mortgages held-for-sale	6,546	4,958	4,798
Securities	11,239	14,273	18,326
Federal funds sold and other	1,272	1,060	470

Total interest income	75,810	64,653	58,470
Interest expense:
Deposits	30,520	20,256	17,240
Borrowings and repurchase agreements	13,378	16,765	16,200
Junior subordinated debentures	1,739	1,379	1,016

Total interest expense	45,637	38,400	34,456

Net interest income	30,173	26,253	24,014
Provision for loan losses	3,491	3,198	3,159

Net interest income after provision for loan losses	26,682	23,055	20,855
Noninterest income:
Trust and investment management fees	17,315	10,548	—
Mortgage banking	10,661	12,373	13,707
Insurance commissions and fees	5,456	4,618	2,760
Real estate operations, including net gain on sales	334	362	3,758
Net gain on sale of available-for-sale securities	—	243	753
Other	1,317	1,190	844

Total noninterest income	35,083	29,334	21,822
Noninterest expense:
Compensation	31,047	27,404	18,167
Occupancy	5,465	5,376	4,168
Equipment	2,050	1,796	1,331
Advertising and promotion	1,092	985	1,678
Outside data processing	3,253	2,529	1,146
Professional fees	1,809	2,014	1,454
Intangible amortization	955	743	112
Loss on early debt extinguishment	—	253	936
Other	4,667	4,402	3,555

Total noninterest expense	50,338	45,502	32,547

Net earnings before income taxes	11,427	6,887	10,130
Income tax expense	3,949	2,098	3,267

NET EARNINGS	$7,478	$4,789	$6,863

Earnings Per Common Share:
Basic	$1.00	$0.70	$1.15
Diluted	0.94	0.66	1.11
Average common shares outstanding	7,501,131	6,824,712	5,986,274
Diluted average common shares outstanding	7,925,685	7,288,499	6,175,819

The accompanying notes are an integral part of these statements.

Encore Bancshares, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2004, 2005 and 2006

(Dollars in thousands, except per share amounts)

	Common stock		Additional paid-in capital	Deferred compensation	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total shareholders’ equity
	Shares	Amount
Balance at January 1, 2004	6,023,349	$6,023	$45,803	$(382)	$13,399	$(798)	$—	$64,045
Compensation cost related to stock options	—	—	59	—	—	—	—	59
Issuance of common shares	80,500	81	590	—	—	—	—	671
Issuance of restricted stock	69,983	70	770	(840)	—	—	—	—
Compensation cost related to restricted stock	—	—	—	145	—	—	—	145
Comprehensive income:
Net earnings	—	—	—	—	6,863	—	—	6,863
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax expense of $745 and reclassification adjustment	—	—	—	—	—	1,268	—	1,268

Total comprehensive income								8,131

Balance at December 31, 2004	6,173,832	6,174	47,222	(1,077)	20,262	470	—	73,051
Compensation cost related to stock options	—	—	33	—	—	—	—	33
Issuance of common shares	490,397	490	7,914	—	—	—	—	8,404
Issuance of common shares for acquisitions	170,164	170	1,865	—	—	—	—	2,035
Issuance of restricted stock	94,100	94	1,536	(1,630)	—	—	—	—
Compensation cost related to restricted stock	—	—	—	476	—	—	—	476
Forfeitures of restricted stock	(3,550)	(3)	(52)	55	—	—	—	—
Purchase of treasury stock (7,000 shares)	—	—	—	—	—	—	(121)	(121)
Comprehensive income:
Net earnings	—	—	—	—	4,789	—	—	4,789
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax benefit of $834 and reclassification adjustment	—	—	—	—	—	(1,420)	—	(1,420)

Total comprehensive income								3,369

Balance at December 31, 2005	6,924,943	6,925	58,518	(2,176)	25,051	(950)	(121)	87,247
Adoption of FAS 123R	—	—	(2,176)	2,176	—	—	—	—
Stock-based compensation cost recognized in earnings	—	—	1,325	—	—	—	—	1,325
Issuance of common shares	14,406	14	105	—	—	—	52	171
Issuance of restricted stock	92,450	92	(92)	—	—	—	—	—
Forfeitures of restricted stock	(15,100)	(15)	15	—	—	—	—	—
Tax effect related to stock-based compensation	—	—	(110)	—	—	—	—	(110)
Comprehensive income:
Net earnings	—	—	—	—	7,478	—	—	7,478
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax benefit of $394 and reclassification adjustment	—	—	—	—	—	(700)	—	(700)

Total comprehensive income								6,778

Balance at December 31, 2006	7,016,699	$7,016	$57,585	$—	$32,529	$(1,650)	$(69)	$95,411

The accompanying notes are an integral part of this statement.

Encore Bancshares, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,

(Dollars in thousands, except per share amounts)

	2006	2005	2004
Cash flows from operating activities:
Net earnings	$7,478	$4,789	$6,863
Adjustments to reconcile net earnings to net cash used by operating activities, net of effects of business combinations:
Provision for loan losses	3,491	3,198	3,159
Provision for foreclosed asset losses	—	—	175
Amortization of premiums and discounts, net	1,889	2,228	2,639
Stock-based compensation	1,391	608	204
Depreciation	2,369	1,932	1,561
Gain on sale of mortgage loans	(9,571)	(11,454)	(13,032)
Gain on sale of foreclosed real estate	(111)	(69)	(3,436)
Realized gain on sales of available-for-sale securities, net	—	(243)	(753)
Loss on early debt extinguishment	—	253	936
Loss on sale of premises and equipment	112	—	—
Increase in mortgage loans held-for-sale	(395,193)	(374,904)	(329,639)
Proceeds from sale of mortgage loans	391,031	375,579	345,058
Federal Home Loan Bank of Dallas stock dividends	(690)	(738)	(349)
Increase in value of life insurance policies	(483)	(486)	(82)
Deferred income tax benefit	(1,095)	(467)	(378)
(Increase) decrease in accrued interest receivable	(766)	(387)	361
(Increase) decrease in other assets	1,517	(81)	(737)
Decrease in accrued interest payable	(431)	(1,556)	(1,888)
(Decrease) increase in other liabilities	73	1,115	(15,777)

Net cash provided (used) by operating activities	1,011	(683)	(5,115)

Cash flows from investing activities:
Purchases of available-for-sale securities	—	(3,804)	(210,640)
Principal collected on available-for-sale securities	23,936	26,879	46,733
Proceeds from sales of available-for-sale securities	—	58,549	187,790
Principal collected on held-to-maturity securities	40,877	71,937	78,831
Proceeds from sales of foreclosed real estate	1,193	965	6,073
Purchase bank-owned life insurance	—	—	(12,500)
Cash paid for acquisition, net of cash acquired	(601)	(17,548)	(3,102)
Loan purchases	(15,621)	(28,338)	(68,503)
Proceeds from sales of loans receivable	10,649	—	30,534
Loan originations and principal collections, net	(78,127)	(121,868)	(6,432)
Purchases of Federal Home Loan Bank stock	(1,824)	(1,023)	(4,463)
Redemption of Federal Home Loan Bank stock	11,657	4,856	4,000
Purchases of premises and equipment	(1,986)	(4,501)	(3,583)

Net cash (used) provided by investing activities	(9,847)	(13,896)	44,738

Cash flows from financing activities:
Net increase (decrease) in deposits	215,737	85,746	(13,806)
Decrease in short term Federal Home Loan Bank of Dallas borrowings	(95,000)	(43,000)	(15,000)
Proceeds from long term Federal Home Loan Bank of Dallas borrowings	10,000	—	50,000
Repayment of long term Federal Home Loan Bank of Dallas borrowings	(125,000)	(50,253)	—
Increase (decrease) in repurchase agreements	6,165	24,292	(65,936)
Payments on notes payable	(185)	(1,425)	(353)
Tax effect on incentive stock options	(110)	—	—
Proceeds from issuance of common stock, net	171	8,283	671

Net cash provided (used) by financing activities	11,778	23,643	(44,424)

Net increase (decrease) in cash and cash equivalents	2,942	9,064	(4,801)
Cash and cash equivalents at beginning of year	36,154	27,090	31,891

Cash and cash equivalents at end of year	$39,096	$36,154	$27,090

Supplementary cash flows information:
Interest paid on deposits and borrowed funds	$44,619	$39,977	$35,328
Income taxes paid	5,168	2,438	3,700
Noncash operating, investing and financing activities:
Real estate acquired in satisfaction of loans	233	559	409
Loans originated related to sales of real estate	—	—	1,253
Stock issued in connection with acquisitions	—	12,301	—

The accompanying notes are an integral part of these statements.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of our significant accounting policies applied in the preparation of the accompanying financial statements follows. Our accounting principles and the methods of applying them are in conformity with both accounting principles generally accepted in the United States of America (US GAAP) and prevailing practices of the banking industry.

Basis of Presentation

Encore Bancshares, Inc. (the Company) is a holding company that was formed on March 28, 2000 as Guardian Holdings, Inc. and had no operations until it acquired GSF Holding, Inc., whose name was changed to Encore Holdings, Inc. (Encore Holdings) effective November 19, 2001 and its wholly-owned subsidiary, Guardian Savings and Loan Association effective September 30, 2000. Guardian Savings and Loan Association, a federally chartered savings institution, changed its name to Guardian Savings Bank effective September 28, 2000 and then to Encore Bank (the Bank) effective September 1, 2001. The Bank converted from a federal savings association to a national banking association effective March 30, 2007 and changed its name to Encore Bank, National Association. In connection with the conversion, the Company became a bank holding company and Encore Holdings was merged into the Company.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, Encore Holdings, the Bank, and the Bank’s wholly-owned subsidiaries, Town and Country Insurance Agency, Inc., Encore Trust Company, N.A., Linscomb & Williams, Inc., and Encore Financial Services, Inc. Encore Financial Services was dissolved effective March 29, 2007. All significant intercompany balances and transactions have been eliminated.

Nature of Operations

We are primarily in the business of attracting deposits and investing these funds in loans and mortgage-backed securities, as well as providing trust and investment management services and property and casualty insurance products.

We provide a variety of financial services through our seventeen private banking offices located in Houston and southwest Florida. Our product offerings, places of business and service delivery are positioned to best meet the needs of affluent individuals, professionals, entrepreneurs and their business interests.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates. Material estimates that we consider particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred tax assets, and the accrual of asset administration fees.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Cash and Cash Equivalents

Cash and cash equivalents include cash, demand deposits at other financial institutions, federal funds sold and certificates of deposit that have an initial maturity when purchased of three months or less.

Securities

Securities are classified among two categories at the time the securities are purchased: held-to-maturity and available-for-sale. We reassess these classifications periodically. We do not hold trading securities.

Debt securities that we have the positive intent and ability to hold to maturity are classified as “held-to-maturity” and recorded at amortized cost. Debt securities that we might not hold until maturity and marketable equity securities are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses, after applicable taxes, excluded from earnings and reported in other comprehensive income.

We recognize purchase premiums and discounts on securities in interest income on the interest method over the contractual lives, adjusted for actual prepayments. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, we consider (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) our intent and ability to retain investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Receivable

Loans that we have the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans. We accrue interest income on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. Discounts and premiums on loans purchased are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for prepayments. We have not purchased loans with evidence of deterioration of credit quality for which it was probable, at acquisition, that we will be unable to collect all contractually required payments receivable.

Loans outstanding longer than the contractual payment terms are considered past due. We place loans on non-accrual status when they are 90 days past due and uncollectible interest on loans that are 90 days past due is charged off against interest income based on our periodic evaluation. Subsequently, we recognize income only to the extent cash payments are received until, in our judgment, the borrower’s ability to make periodic interest and principal payments are reasonably assured, in which case the loan is returned to accrual status. We typically charge off loans no later than 120 days past due unless the loan is well secured and in process of collection. However, we charge off all loans when the loan principal and interest is deemed not collectible.

Allowance for Loan Losses

We consider a loan impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

the loan agreement. We generally consider a period of delay in payment to include delinquency up to 90 days. We measure impaired loans and related allowance for loan losses based on the present value of expected future cash flows discounted at the loan’s effective interest rate or based on the fair value of the collateral if the loan is collateral dependent. Smaller-balance homogeneous loans consisting of residential mortgages and consumer loans are collectively evaluated for impairment based on historical loss experience.

We charge the provision for losses on loans to operations based on our periodic evaluation of the adequacy of the allowance for loan losses. Our evaluation is based on past loan loss experience, known and inherent risks in the loan portfolio, the borrower’s ability to repay, the estimated value of collateral, and current economic conditions. We may ultimately incur losses different from our current estimates. We report adjustments to the allowance for loan losses in the period such adjustments become known or can be reasonably estimated.

Mortgages Held-for-Sale

We carry mortgages held-for-sale at the lower of cost or estimated fair value in the aggregate. Fair value is determined by current investor yield requirements. Gains and losses on sales are recorded in noninterest income and determined on a specific identification basis.

Insurance Commissions and Fees

We recognize commission revenue as of the effective date of the insurance policy or the date the customer is billed, whichever is later. We also receive contingent commissions from insurance companies as additional incentive for achieving specified premium volume goals and/or the loss experience of the insurance placed by the Company. We recognize contingent commissions from insurance companies when determinable, which is generally when such commissions are received or when we receive data from the insurance companies that allows the reasonable estimation of these amounts. We record commission adjustments, including policy cancellations and override commissions, when the adjustments become reasonably estimable, which is generally in the period in which they occur.

Assets Under Administration and Asset Management Fees

We do not include assets held in fiduciary or agency capacities in the consolidated balance sheets, since such items are not our assets.

We record fees from asset management activities on the accrual basis, over the period in which the service is provided. Our fees are a function of the market value of assets administered and managed, the volume of transactions, and fees for other services rendered, as set forth in the underlying client agreement. This revenue recognition involves the use of estimates and assumptions, including components that are calculated based on estimated asset valuations and transaction volumes.

Off-Balance-Sheet Credit Related Financial Instruments

In the ordinary course of business, we have entered into commitments to extend credit, including commitments under commercial lines of credit and letters of credit. We record these financial instruments when they are funded.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Investments in Real Estate

We initially record real estate acquired in settlement of loans at fair value at the date of foreclosure establishing a new cost basis. Fair value is defined as the amount of cash or cash equivalent value of other consideration that a real estate parcel would yield in a current sale between a willing buyer and a willing seller—that is, in other than a forced or liquidation sale, less selling costs. Subsequent to foreclosure, we perform periodic valuations and the real estate is carried at the lower of its carrying amount or fair value less selling costs. Any further declines in value are charged to real estate operations. Required development costs associated with foreclosed property under construction are capitalized. Operating expenses, net of related income, and gains and losses on disposition are included in real estate operations. Recognition of gain on sale of real estate is dependent upon the transaction meeting certain criteria relating to the nature of the property sold and the terms of the sale. Under certain circumstances, the gain, or a portion thereof, is deferred until the necessary criteria are met. We carry other real estate assets held-for-sale at the lower of cost or estimated fair value less selling costs.

Federal Home Loan Bank of Dallas Stock

Federal Home Loan Bank (FHLB) stock is a restricted investment security, carried at cost, and evaluated for impairment. Both cash and stock dividends received on FHLB stock are reported as income.

Premises and Equipment

Land is carried at cost. We record leasehold improvements and equipment at cost and we depreciate using the straight-line method over the estimated useful lives of the assets ranging from 1.5 to 20 years. Leasehold improvements are depreciated over the shorter of the estimated life of the asset or the lease term plus option periods where failure to renew results in an economic penalty. Capitalized costs, including interest, related to the construction of facilities are depreciated over the shorter of the estimated life of the asset or the lease term of the facility. Maintenance and repairs are charged to appropriate expense accounts in the period incurred. Material improvements are capitalized and depreciated over their estimated useful lives. The cost and accumulated depreciation relating to assets retired or otherwise disposed of are eliminated from the accounts, and any resulting gains or losses are credited or charged to income.

We record premises and equipment to be disposed of at the lower of the carrying amount or estimated fair value less selling costs. Any loss due to the writedown of assets is recognized currently in the consolidated statements of earnings.

Goodwill

Goodwill is recorded when the purchase price is higher than the fair value of net assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment at least annually.

Other Intangible Assets

Intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

its own or in combination with a related contract, asset, or liability. Our intangible assets relate to client relationships. Other intangibles are amortized using accelerated methods over their estimated useful lives, ranging from 2 to 20 years.

Advertising Costs

We expense advertising costs the first time the advertising takes place.

Derivatives and Hedging Activities

We may enter into derivative contracts in order to hedge the risk of market interest rate changes on certain assets and liabilities and other firm commitments. On the date a derivative contract is entered into, it is designated a fair-value hedge, a cash-flow hedge or does not receive a hedging designation in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” A fair value hedge hedges exposure to changes in the fair value of an asset, liability or firm commitment due to their fixed rate terms. Changes in the fair value of the hedging instrument are included in current earnings and are offset by changes in the fair value of the hedged item. The net effect resulting from the ineffective portion of a hedging instrument is reflected in earnings. A cash flow hedge, hedges exposure to the variability in cash flows associated with an existing asset or liability or a forecasted transaction due to their variable terms. The effective portion of changes in the fair value of the hedging instrument is included in accumulated other comprehensive income and is subsequently reclassified into earnings as the hedged item impacts earnings. Any ineffective portion is recognized in current earnings. If the derivative contract is not given a hedging designation, the change in fair value of the contract is recognized currently in earnings. At December 31, 2006, we had no derivative instruments outstanding.

Income Taxes

We determine deferred income tax assets and liabilities using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Encore Holdings and the Bank are included in the consolidated federal income tax return of the Company. Under a tax sharing policy, federal income tax expense is allocated to individual subsidiaries as if the tax was calculated on a separate return basis. Federal income tax benefits are allocated to individual subsidiaries to the extent the deductions are utilized in the consolidated return.

Stock Compensation Plan

Effective January 1, 2006, we adopted Statement No. 123R (“SFAS 123R”) which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. SFAS 123R is being applied on the modified prospective basis. Prior to the adoption of SFAS 123R, we applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for fixed-plan stock options and followed the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. Under the intrinsic-value-based method, compensation expense was recognized only to the extent that the current market price of the underlying stock on the date of grant exceeded the exercise price. Historically, we have granted stock options with an exercise price equal to the current market price of the underlying stock, therefore, we had not recognized any compensation expense related to stock options granted to employees.

Under the modified prospective approach, SFAS 123R applies to new awards and to awards that were outstanding on January 1, 2006 that are subsequently modified, repurchased or cancelled. Under the modified prospective approach, compensation cost recognized for 2006 includes compensation for all stock-based payments granted prior to, but not yet vested on January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123, and compensation cost for the stock-based payment granted subsequent to January 1, 2006, based on the grant-date fair value estimated with the provisions of SFAS 123R. Prior periods are not required to be restated to reflect the impact of adopting the new standard.

The following table illustrates the effect on net earnings and net earnings per share had we accounted for stock-based compensation in accordance with SFAS 123 for the years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005	2004
Net earnings, as reported	$4,789	$6,863
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(679)	(878)

Pro forma net earnings	$4,110	$5,985

Earnings per share:
Basic-as reported	$0.70	$1.15
Basic-pro forma	0.60	1.00
Diluted-as reported	0.66	1.11
Diluted-pro forma	0.56	0.97

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net earnings, are components of comprehensive income.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

The changes in the components of other comprehensive income (loss) are as follows:

	2006	2005	2004
Unrealized holding gains (losses) on available-for-sale securities:	$(1,094)	$(2,497)	$1,260
Reclassification adjustment for gains (losses) realized in income	—	243	753

Net unrealized gain (losses)	(1,094)	(2,254)	2,013
Tax (expense) benefit	394	834	(745)

Net-of-tax amount	$(700)	$(1,420)	$1,268

Fair Values of Financial Instruments

We estimate the fair value of financial instruments using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of bench marks for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales when we surrender control over the assets. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the company, (ii) the transferee obtains the right to pledge or exchange the transferred assets, and (iii) we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Basic and Diluted Earnings Per Common Share

We calculate basic earnings per common share on net earnings divided by the weighted average of common shares outstanding during the period excluding non-vested stock. Diluted earnings per common share include the diluted effect of stock options and non-vested stock awards granted using the treasury stock method.

Loss Contingencies

We record loss contingencies, including claims and legal actions arising in the ordinary course of business, as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Reclassifications

We have made certain reclassifications in the financial statements to conform to the rules and regulations of the Securities and Exchange Commission.

Recent Accounting Pronouncements

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). This Statement amends

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and resolves issues addressed in SFAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” This Statement: (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (c) establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (e) eliminates restrictions on a qualifying special-purpose entity’s ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. The standard also requires presentation within the financial statements that identifies those hybrid financial instruments for which the fair value election has been applied and information on the income statement impact of the changes in fair value of those instruments. We are required to apply SFAS 155 to all financial instruments acquired, issued or subject to a remeasurement event beginning January 1, 2007 although early adoption is permitted as of the beginning of an entity’s fiscal year. The provisions of SFAS 155 are not expected to have an impact recorded at adoption; however, the standard could affect the future income recognition for securitized financial assets because there may be more embedded derivatives identified with changes in fair value recognized in net income.

SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140.” SFAS 156, issued in March 2006 specifies under what situations servicing assets and servicing liabilities must be recognized. It requires these assets and liabilities to be initially measured at fair value and specifies acceptable measurement methods subsequent to their recognition. Separate presentation in the financial statements and additional disclosures are also required. For calendar year companies, the Statement is effective beginning January 1, 2007. We do not expect that adoption of the Statement will have a material effect on our consolidated financial statements.

In June 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” which prescribes the recognition threshold and measurement attributes necessary for recognition in the financial statements of a tax position taken, or expected to be taken, in a tax return. Under FIN 48, an income tax position will be recognized if it is more likely than not that it will be sustained upon IRS examination, based upon its technical merits. Once that status is met, the amount recorded will be the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. It also provides guidance on derecognition, classification, interest and penalties, interim period accounting, disclosure, and transition requirements. For calendar year companies, this Interpretation is effective January 1, 2007. We are in the process of evaluating the effect of adoption of the Statement on our consolidated financial statements.

SFAS No. 157 “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. It does not require any new fair value measurements. For calendar year companies, the Statement is effective beginning January 1, 2008. We are currently evaluating what impact, if any, this Statement will have on our consolidated financial statements.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

In September 2006, the Emerging Issues Task Force Issue 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”, was ratified. This EITF Issue addresses accounting for separate agreements which split life insurance policy benefits between an employer and employee. The Issue requires the employer to recognize a liability for future benefits payable to the employee under these agreements. The effects of applying this Issue must be recognized through either a change in accounting principle through an adjustment to equity or through the retrospective application to all prior periods. For calendar year companies, the Issue is effective beginning January 1, 2008. We do not expect the adoption of the Issue to have a material effect on our consolidated financial statements.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We have not completed our evaluation of the impact of this standard; however, we do not expect it to be material to our consolidated financial statements.

NOTE B – BUSINESS COMBINATIONS

On August 31, 2005, we acquired 100 percent of the outstanding common shares of Linscomb & Williams, Inc. (“L&W”), a financial planning and asset management company headquartered in Houston, Texas. The results of L&W’s operations have been included in the consolidated financial statements since that date. The acquisition of L&W further enhances our ability to deliver value-added financial products and services in our target markets. The aggregate purchase price was $16,266, consisting of $6,000 in cash and Company common stock valued at $10,266 (see Note Q). The value of the 773,616 common shares issued was determined based on a third party appraisal of our common shares as of August 31, 2005. Additionally, the selling shareholders of L&W are eligible to receive shares of our common stock based on the earnings performance of the L&W business unit over the next four years (see Note Q).

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date of August 31, 2005:

Current assets	$1,326
Intangible assets	4,620
Goodwill	13,794

Total assets acquired	19,740
Liabilities assumed	(3,474)

Net assets acquired	$16,266

The $4,620 of acquired intangible assets was assigned to the customer list with a weighted-average useful life of approximately 20 years. The $13,794 of goodwill was assigned to the L&W operating subsidiary, none of which is expected to be deductible for tax purposes.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE B – BUSINESS COMBINATIONS—Continued

On March 31, 2005, we acquired 100 percent of the outstanding common and preferred shares of National Fiduciary Services, N.A. and renamed it Encore Trust Company, N.A. (“Trust”). The results of Trust’s operations have been included in the consolidated financial statements since that date. Encore Trust Company, N.A. is a trust company headquartered in Houston, Texas offering trust and investment management services. The acquisition of Trust further enhances our ability to deliver value-added financial products and services in our target markets. The aggregate purchase price was $15,535, consisting of $13,500 in cash and Company common stock valued at $2,035. The value of the 170,164 common shares issued was determined based on a third party appraisal of our common shares as of December 31, 2004.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date of March 31, 2005:

Current assets	$7,317
Intangible assets	2,030
Goodwill	10,178

Total assets acquired	19,525
Liabilities assumed	(3,990)

Net assets acquired	$15,535

The $2,030 of acquired intangible assets was assigned to the customer list with a weighted-average useful life of approximately 15 years. The $10,178 of goodwill was assigned to the Trust operating subsidiary, none of which is expected to be deductible for tax purposes.

On January 1, 2005, our subsidiary Town & Country Insurance Agency, Inc., (“T&C”) acquired the assets and assumed certain liabilities of John A Bumstead & Associates, Inc. (“Bumstead”), an insurance agency that offered property and casualty insurance products from its sole office in Houston, Texas. The results of Bumstead’s operations have been included in the consolidated financial statements since that date. T&C paid $750 in cash for all of the assets of Bumstead. In addition, during 2005, 2006 and 2007, certain Bumstead principals are entitled certain commission income payable with respect to policies renewed with Travelers’ Insurance during 2005 by existing customers. As these payments occur, we will record them as customer list intangible assets. These payments were $4 and $48 during 2006 and 2005 respectively. The full amount of the purchase price was allocated to the customer list with a weighted-average useful life of approximately 15 years.

On April 30, 2004, we acquired 100 percent of the outstanding common and preferred shares of Town & Country Insurance Agency, Inc (“Town & Country”). The results of Town & Country’s operations have been included in the consolidated financial statements since that date. Town & Country is an insurance agency, in business for approximately 40 years, offering a full range of retail personal and small commercial line property and casualty insurance products in the Houston and Galveston areas of Texas. The acquisition of Town & Country further enhances our ability to deliver value-added financial products and services in our target markets.

The aggregate purchase price was $4,678, consisting of $3,752 in cash and notes payable valued at $926.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE B – BUSINESS COMBINATIONS—Continued

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date of April 30, 2004:

Current assets	$1,012
Intangible assets	1,967
Goodwill	2,964

Total assets acquired	5,943
Liabilities assumed	(1,265)

Net assets acquired	$4,678

Of the $1,967 of acquired intangible assets, $1,917 was assigned to the customer list with a weighted-average useful life of approximately 15 years. The remaining $50 of intangible assets was assigned to covenants not to compete each with a life of 2 years. The $2,964 of goodwill was assigned to the Town & Country operating subsidiary. Of that total amount, $1,040 is expected to be deductible for tax purposes.

We will make contingent payments to the sellers of Town & Country through April of 2008 based on the net commissions earned by Town & Country for business generated by certain customers. As these payments occur, we will record them to goodwill. These payments were $84, $72 and $81 during 2006, 2005 and 2004, respectively.

Pro Forma Results

We calculated the pro forma impact of the businesses we acquired on our operating results for the years ended December 31, 2005 and 2004. The following pro forma results give effect to each of these acquisitions, assuming that each occurred on January 1, 2004.

We derived the pro forma results of these acquisitions based upon historical financial information obtained from the sellers and certain management assumptions.

The following pro forma results do not purport to be indicative of the results that would have been obtained had the transactions described above been completed on the indicated date or that may be obtained in the future.

	Pro Forma Results
	For the Year Ended December 31,
	2005	2004
Revenue	$63,757	$65,705
Net earnings before income taxes	7,620	11,603
Net earnings	5,273	7,792
Earnings per common share:
Basic	$0.71	$1.12
Diluted	0.67	1.09

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE C – SECURITIES AVAILABLE-FOR-SALE AND SECURITIES HELD-TO-MATURITY

Year-end securities available-for-sale and held-to-maturity consisted of the following:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2006
Available-for-Sale:
Mortgage-backed securities	$76,904	$95	$(1,814)	$75,185
Other	4,547	11	(67)	4,491

Total	81,451	106	(1,881)	79,676
Marketable equity securities	4,000	25	—	4,025

Total available-for-sale securities	$85,451	$131	$(1,881)	$83,701

Held-to-Maturity:
Mortgage-backed securities	$172,555	$36	$(5,202)	$167,389

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2005
Available-for-Sale:
Mortgage-backed securities	$98,366	$39	$(650)	$97,755
Other	7,101	20	(115)	7,006

Total	105,467	59	(765)	104,761
Marketable equity securities	4,000	43	—	4,043

Total available-for-sale securities	$109,467	$102	$(765)	$108,804

Held-to-Maturity:
Mortgage-backed securities	$214,270	$18	$(5,057)	$209,231

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE C – SECURITIES AVAILABLE-FOR-SALE AND SECURITIES HELD-TO-MATURITY—Continued

We own certain debt securities with unrealized losses as of December 31, 2006 and 2005. These securities, with unrealized losses segregated by length of impairment at year end, were as follows:

Description of securities	Number of securities	Fair value	Unrealized losses
As of December 31, 2006:

Less than 12 months
Held-to-maturity:
Federal agency mortgage-backed securities	8	$7,426	$(111)

More than 12 months
Available-for-sale:
Federal agency mortgage-backed securities	14	$61,428	$(1,881)

Held-to-maturity:
Federal agency mortgage-backed securities	26	$157,656	$(5,091)

As of December 31, 2005:

Less than 12 months
Available-for-sale:
Federal agency mortgage-backed securities	8	$69,291	$(505)
Other	2	3,693	(96)

Total available-for-sale	10	$72,984	$(601)

Held-to-maturity:
Federal agency mortgage-backed securities	20	$85,188	$(2,273)

More than 12 months
Available-for-sale:
Federal agency mortgage-backed securities	4	$4,329	$(145)
Other	1	2,481	(19)

Total available-for-sale	5	$6,810	$(164)

Held-to-maturity:
Federal agency mortgage-backed securities	13	$120,516	$(2,784)

We do not believe any of the securities are impaired due to credit quality. These securities have losses primarily due to changes in market interest rates, and we have the ability and intent to hold these securities until they recover in value. Accordingly, as of December 31, 2006 and 2005, we believe the impairments detailed in the table are temporary and no impairment loss has been realized in the accompanying consolidated statements of earnings.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE C – SECURITIES AVAILABLE-FOR-SALE AND SECURITIES HELD-TO-MATURITY—Continued

The following table shows the amortized cost and estimated fair value of securities by contractual maturity at December 31, 2006. Contractual maturities may differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment schedules. Mortgage-backed securities and equity securities are shown separately since they are not due at a single maturity date.

	Available-for-sale securities		Held-to-maturity securities
	Amortized cost	Fair value	Amortized cost	Fair value
Within one year	$—	$—	$—	$—
Over one year through five years	3,734	3,667	—	—
After five through ten years	—	—	—	—
Over ten years	813	824	—	—

Total	4,547	4,491	—	—
Mortgage-backed and marketable equity securities	80,904	79,210	172,555	167,389

Total securities	$85,451	$83,701	$172,555	$167,389

Mortgage-backed securities consist of federal agency pass-through securities and have a weighted average yield of 3.99% and 3.98% at December 31, 2006 and 2005. As of December 31, 2006 and 2005, the mortgage-backed securities have contractual maturities from 5 to 30 years. Accrued interest receivable on mortgage-backed securities was $946 and $1,173 at December 31, 2006 and 2005.

At December 31, 2006 and 2005, securities with a carrying value of $87,990 and $68,802 were pledged as collateral for repurchase agreements, public funds, trust deposits, and for other purposes, as required or permitted by law.

Gross realized gains on sales of available-for-sale securities were $0, $501 and $878 for the years ended December 31, 2006, 2005 and 2004. Gross realized losses on sales of available-for-sale securities were $0, $258 and $125 for the years ended December 31, 2006, 2005 and 2004.

Mortgage-backed securities previously classified as available-for-sale were transferred to held-to-maturity during 2004. The amortized cost and fair value at the time of transfer were $127,049 and $128,782. The securities were transferred at fair value and the unrealized gain net of tax was recorded in other accumulated comprehensive income. Amortization of unrealized gain was $37, $158 and $208 for the years ended December 31, 2006, 2005 and 2004.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE D – LOANS RECEIVABLE

Loans receivable at December 31 consisted of the following:

	2006	2005
Commercial Loans:
Commercial	$113,526	$98,712
Commercial real estate	190,550	135,920
Real estate construction	121,848	65,055

Total commercial loans	425,924	299,687

Consumer Loans:
Residential real estate	336,077	332,439
Home equity lines	78,158	69,092
Consumer installment - indirect	44,360	74,314
Consumer other	23,849	32,672

Total consumer loans	482,444	508,517

Total loans receivable	$908,368	$808,204

Included in loans receivable is $2,867 and $3,143 of net deferred loan origination costs at December 31, 2006 and 2005, respectively.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2006	2005	2004
Balance at beginning of year	$8,719	$7,658	$5,604
Provision for loan losses	3,491	3,198	3,159
Loans charged-off	(3,854)	(2,530)	(1,737)
Recoveries of loans previously charged-off	700	393	632

Balance at December 31,	$9,056	$8,719	$7,658

Accrued interest receivable on loans was $5,040 and $4,047 at December 31, 2006 and 2005.

The following is a summary of information pertaining to impaired and non-accrual loans at December 31:

	2006	2005	2004
Impaired loans without a valuation allowance	$—	$—	$—
Impaired loans on non-accrual with a valuation allowance	6,955	—	—
Impaired loans still accruing with a valuation allowance	—	7,999	7,709

Total impaired loans	$6,955	$7,999	$7,709

Valuation allowance related to impaired loans	$5,022	$3,600	$3,600

Total non-accrual loans	$9,411	$3,064	$2,760

Total loans past due ninety days or more and still accruing	$96	$420	$1,500

Average investment in impaired loans for the years ended December 31	$8,317	$7,952	$21

Interest income on impaired loans	$495	$567	$—

No additional funds are committed to be advanced in connection with impaired loans.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE E – INVESTMENTS IN REAL ESTATE

Investments in real estate at December 31 consisted of the following:

	2006	2005
Real estate acquired in settlement of loans, held for sale	$235	$535
Other real estate assets held for sale	—	549

Balance at December 31,	$235	$1,084

NOTE F – PREMISES AND EQUIPMENT

Premises and equipment at December 31 consisted of the following:

	Life in years	2006	2005
Land		$1,130	$1,130
Furniture and fixtures	3-10 years	6,537	6,419
Leasehold improvements	1.5 - 20 years	9,932	9,195
Construction in progress—facilities		1,095	690

		18,694	17,434
Accumulated depreciation		(6,055)	(4,320)

		$12,639	$13,114

During 2005, we moved our corporate headquarters and entered into a sublease, classified as an operating lease. Under the terms of the sublease, we will pay annual rent of $835 beginning in February 2007 and ending December 2014. The total lease cost is being recognized on a straight-line basis over the lease term. We do not have the option to renew the sublease at the end of the lease term. Certain other offices and branch locations are operated in leased premises. We have the option to renew certain of these leases upon the completion of the non-cancelable lease term. The cost of lease extensions is not included below. Rental expense under operating lease agreements as of December 31, 2006, 2005 and 2004 was approximately $2,858 $3,166 and $2,224, respectively. Lease cost is recognized on a straight-line basis over the lease term. Future minimum rental commitments associated with these leases are as follows:

Year ending December 31	Amount
2007	$3,147
2008	2,922
2009	2,890
2010	2,759
2011	2,562
Thereafter	8,616

$22,896

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE G – GOODWILL AND OTHER INTANGIBLES

We have reporting segments with goodwill, which include Insurance with $2,986 and Wealth Management with $24,883. During the year 2006, goodwill increased $84 and $912 within the Insurance and the Wealth Management reporting segments, respectively, primarily due to the payment of contingent consideration for Town & Country and final settlement adjustments to the purchase price of National Fiduciary Services.

Each reporting segment is tested for impairment annually. The fair value of each of the reporting segments is established using the expected present value of future cash flow. Our impairment tests indicated that an impairment charge was not required at any of the test dates.

The changes in the carrying amount of goodwill for the year ended December 31, 2006 and 2005 are as follows:

	2006	2005
Balance as of January 1	$26,873	$3,215
Goodwill from business combinations	996	23,658
Impairment losses	—	—

Balance as of December 31	$27,869	$26,873

Other intangible assets as of December 31, 2006 and 2005 are detailed in the following table:

	2006			2005
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizing intangible assets:
Client relationships	$9,419	$(1,801)	$7,618	$9,415	$(846)	$8,569

Estimated amortization expense for the following years ended December 31 is as follows:

2007	$843
2008	753
2009	681
2010	634
2011	564

NOTE H – DEPOSITS

Interest-bearing deposits at December 31 are as follows:

	2006	2005
Interest checking	$191,683	$167,900
Money market and savings	332,605	213,918
Time deposits	366,081	340,932
Brokered deposits	8,966	8,662

Total interest-bearing deposits	$899,335	$731,412

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE H – DEPOSITS—Continued

At December 31, 2006, the scheduled maturities of time deposits are as follows:

2007	$300,737
2008	37,047
2009	7,307
2010	14,056
2011	15,900
Thereafter	—

$375,047

The aggregate amount of time deposits with a minimum denomination of $100 at December 31, 2006 and 2005 was approximately $187,864 and $174,127.

Interest expense by type of deposit for the years ended December 31, is as follows:

	2006	2005	2004
Interest checking	$4,220	$2,513	$1,400
Money market and savings	10,457	5,863	5,120
Time deposits	15,178	10,806	8,645
Brokered deposits	665	1,074	2,075

	$30,520	$20,256	$17,240

We are required to maintain average cash balances on hand or with the Federal Reserve Bank. At December 31, 2006 and 2005, these reserve balances amounted to $1,180 and $3,998.

NOTE I – BORROWINGS AND REPURCHASE AGREEMENTS

Subject to certain limitations, we may borrow funds from the Federal Home Loan Bank of Dallas (FHLB) in the form of advances. Our credit availability from the FHLB is based on our financial and operating condition and the amount of collateral available to the FHLB. These borrowings were collateralized by a blanket lien on our mortgage loan and securities assets and investments we have in the FHLB. Following is a summary of outstanding borrowings from the FHLB at December 31, 2006:

Amount	Interest Rate	Maturity Date
$10,000	5.22%	01/02/07
10,000	5.22	01/03/07
10,000	5.22	01/04/07
15,000	5.25	01/04/07
10,000	5.19	01/05/07
25,000	2.58	03/02/07
25,000	2.89	03/10/08
10,000	4.14	12/07/16

$115,000

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE I – BORROWINGS AND REPURCHASE AGREEMENTS—Continued

Each advance is payable per terms of the agreement. We are eligible to borrow up to an additional $165,987 at year-end 2006.

We also have borrowed funds from a major brokerage firm and clients in the form of repurchase agreements. Following is a summary of outstanding repurchase agreements at December 31, 2006:

Type	Amount	Interest Rate	Maturity Date
Brokerage firm	$25,843	4.97%	05/01/07
Clients	30,457	4.50	01/02/07

	$56,300

The maximum amount of repurchase agreements outstanding at any month end and the daily average amount outstanding during 2006 were $64,755 and $68,464, respectively.

The contractual maturities of borrowings and repurchase agreements at December 31, 2006 are as follows:

2007	$136,300
2008	25,000
2009	432
2016	10,000

$171,732

Included above are notes payable with a carrying value of $432 related to the acquisition of Town & Country Insurance Agency, Inc. These notes have an interest rate of 5.00% and mature in 2009.

There can be significant penalties for the early pay-off of these borrowings and repurchase agreements. Borrowings and repurchase agreements scheduled to mature during 2005, with carrying values of $25,000 and $65,000 and an average interest rate of 5.51% and 4.33% were extinguished prior to maturity during 2005 and 2004. The loss of $253 and $936 on the early debt extinguishments is included in noninterest expense in the accompanying consolidated statements of earnings in 2005 and 2004. There were no early debt extinguishments during 2006.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE J – INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions for the year ended December 31 is as follows:

	2006	2005	2004
Current tax provision
Federal	$4,624	$2,575	$3,541
State	420	(10)	104

	5,044	2,565	3,645
Deferred tax (benefit) expense
Federal	(1,044)	(459)	(366)
State	(51)	(8)	(12)

	(1,095)	(467)	(378)

	$3,949	$2,098	$3,267

The reasons for the differences between the amounts computed by applying the statutory federal income tax rate of 35% and the reported income tax expense for the year ended December 31 are summarized below:

	2006	2005	2004
Income tax expense computed at federal statutory rate	$4,000	$2,410	$3,546
State income tax expense, net of federal effect	369	(18)	92
Tax exempt interest income	(386)	(363)	(390)
Increase in cash-surrender value	(169)	(170)	—
Other	135	239	19

Income tax expense, as reported	$3,949	$2,098	$3,267

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE J – INCOME TAXES—Continued

The components of net deferred tax assets and liabilities included in accrued interest and other assets are as follows at December 31:

	2006	2005
Deferred tax assets:
Premises and equipment	$372	$282
Allowance for loan losses	3,063	3,136
Net unrealized loss on securities available-for-sale	928	558
Deferred revenues	457	472
Stock-based compensation	963	592
Other	294	148

Total deferred tax assets	6,077	5,188

Deferred tax liabilities:
Other acquired intangible assets	1,924	2,886
Gain on sale of assets	482	549
Cash-to-accrual conversion	179	276
Federal Home Loan Bank stock	1,290	1,070

Total deferred tax liabilities	3,875	4,781

Net deferred tax assets	$2,202	$407

We have determined that a valuation allowance is not required for any of the deferred tax assets since it is more likely than not that these assets will be realized because they were supported by recoverable taxes paid in prior years, future reversals of existing temporary differences and to a lesser extent, anticipated future taxable income and tax planning strategies.

NOTE K – REGULATORY MATTERS AND DIVIDENDS FROM SUBSIDIARIES

Regulatory Capital Compliance

The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision (“OTS”). Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The regulators also have the discretion to set individual minimum capital requirements at rates significantly above minimum guidelines and ratios.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), Core capital (as defined) to adjusted tangible assets (as defined) and Tangible

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE K – REGULATORY MATTERS AND DIVIDENDS FROM SUBSIDIARIES—Continued

capital (as defined) to tangible assets (as defined). We believe that as of December 31, 2006, we met all capital adequacy requirements to which we are subject.

As of December 31, 2006, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 core ratios as set forth in the following table.

	Actual		For capital adequacy purposes		To be categorized as well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006
Total Capital
Tangible	$89,741	6.9%	$19,540	1.5%	$26,053	2.0%
Tier 1 (core)	89,741	6.9	52,107	4.0	65,134	5.0
Tier I risk-based	89,741	10.1	N/A	N/A	53,055	6.0
Total risk-based	98,797	11.2	70,741	8.0	88,426	10.0

As of December 31, 2005
Total Capital
Tangible	$79,898	6.2%	$19,224	1.5%	$25,633	2.0%
Tier 1 (core)	79,898	6.2	51,265	4.0	64,082	5.0
Tier I risk-based	79,898	9.9	N/A	N/A	48,474	6.0
Total risk-based	88,617	11.0	64,632	8.0	80,791	10.0

As a national bank, the Bank will be subject to the capital adequacy requirements of the Office of the Comptroller of the Currency (OCC) and we, as a bank holding company, will be subject to the capital adequacy requirements of the Federal Reserve (FRB) at March 31, 2007. We believe that our capital position meets the “Well Capitalized” requirements as defined by the OCC and the FRB at March 31, 2007.

Dividend Restriction

Currently, we must notify the OTS before the bank can pay any dividends. The Bank’s current practice is not to pay any dividends, except to cover the expenses of the Company.

NOTE L – STOCK-BASED COMPENSATION

Our shareholders approved a stock incentive plan in 2000 (“2000 Stock Incentive Plan”) which authorizes the issuance of up to 1,650,000 shares of common stock under “incentive stock” and “nonqualified stock” options, stock appreciation rights, restricted stock awards, performance awards and phantom stock awards. The general terms of awards under the 2000 Stock Incentive Plan shall be specified by the Compensation Committee of the Board of Directors at the date of grant. At December 31, 2006, all options granted under the plan have a maximum term of 10 years, and vest on the third anniversary of the grant date.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE L – STOCK-BASED COMPENSATION—Continued

Stock Options

The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model. This model requires input of highly subjective assumptions, changes to which can materially affect the fair value estimate. Additionally, there may be other factors that would otherwise have a significant effect on the value of employee stock options granted but not considered by the model. Expected volatility is based on the historical volatility of stock in peer companies since our stock is not publicly traded. The risk-free interest rate is based on the U.S. Treasury yield curve that is in effect at the time of grant with a remaining term equal to the options’ expected life. The expected term represents the period of time that options granted are expected to be outstanding. The following weighted-average assumptions were used to estimate the fair value of options granted during the periods indicated:

Year ended December 31,	2005	2004
Annual dividend yield	0%	0%
Expected volatility	30%	30%
Risk-free interest rate	4.2%	4.1%
Expected life	8 years	8 years

No options were granted in 2006. Accordingly, no assumptions for 2006 are presented in the preceding table.

As a result of applying the provisions of SFAS 123R during the year ended December 31, 2006, we recognized $446 of compensation cost for employee stock options, net of forfeitures, in the accompanying consolidated statements of earnings.

A summary of employee option activity as of December 31, 2006, and changes during the year then ended is as follows:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2006	937,900	$10.28
Granted	—	—
Exercised	(14,000)	8.29
Forfeited	(24,150)	13.99

Outstanding at December 31, 2006	899,750	$10.21	5.69 years	$4,399

Exercisable at December 31, 2006	694,250	$9.55	5.28 years	$3,856

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE L – STOCK-BASED COMPENSATION—Continued

In addition, we have issued stock options under the 2000 Stock Incentive Plan to non-employees for various services rendered. The cost of these services was measured based on the estimated fair value of the award at date of grant. The estimated cost is recognized over the period the service was required to be rendered. There was no non-employee option activity during 2006. Non-employee options outstanding and exercisable at December 31, 2006 follow:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2006	239,000	$8.23	4.71 years	$1,643

Exercisable at December 31, 2006	239,000	$8.23	4.71 years	$1,643

We recognized $79, $132, and $147 of compensation cost for non-employee stock options, net of forfeitures, in the accompanying consolidated statements of earnings in 2006, 2005 and 2004, respectively.

The weighted average grant date fair value of options granted during the years 2005 and 2004 was $7.58 and $4.16, respectively. No options were granted in 2006; as a result there was no related grant date fair value. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $68, $179 and $184, respectively.

Cash received from option exercises for the years ended December 31, 2006, 2005 and 2004 was $116, $40 and $592 respectively. The actual tax benefit realized for the tax deductions from option exercises was not significant for the years ended December 31, 2006, 2005 and 2004.

Share Awards

We also grant shares of restricted stock pursuant to our 2000 Stock Incentive Plan. These shares of restricted stock vest over a period of three to five years. We account for restricted stock grants by recording the fair value of the grant to compensation expense over the vesting period. Compensation expense related to restricted stock was $866, $475 and $144 for the years ended December 31, 2006, 2005 and 2004, respectively.

A summary of the status of our nonvested shares of restricted stock as of December 31, 2006, and changes during the year then ended is as follows:

Nonvested Shares	Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2005	206,033	$13.93
Granted	92,450	12.96
Vested	—	—
Forfeited	(15,100)	15.37

Outstanding at December 31, 2006	283,383	13.54

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE L – STOCK-BASED COMPENSATION—Continued

As of December 31, 2006, unrecognized compensation cost for all nonvested share-based compensation arrangements expected to vest, totaled $2,286 which is expected to be recognized over a weighted average remaining period of 3.16 years.

Our initial adoption of SFAS No. 123R on January 1, 2006, resulted in a reduction of $9 in previously recognized stock-based compensation expense related to restricted stock grants in the first quarter of 2006. This adjustment resulted from changing our former policy of recognizing the effect of forfeitures only as they occurred to SFAS 123R’s requirement to estimate the number of outstanding instruments for which the requisite service is not expected to be rendered. The adjustment was not considered to be material to our consolidated financial statements and, accordingly, was not presented separately as the cumulative effect of a change in accounting principle in the accompanying 2006 consolidated statement of earnings.

NOTE M – PREFERRED STOCK

We are authorized to issue 20,000,000 shares of Preferred Stock. The Preferred Stock (or other securities convertible in whole or in part into Preferred Stock) is available for issuance from time to time for various purposes, including, without limitation, making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by our Articles of Incorporation, the Preferred Stock (or such convertible securities) may be issued on such terms and conditions, and at such times and in such situations, as the Board of Directors in its sole discretion determines to be appropriate, without any further approval or action by the shareholders (unless otherwise required by laws, rules, regulations or agreements applicable to us).

NOTE N – PUTTABLE COMMON STOCK

The merger agreement and related put agreement, pursuant to which we issued 773,616 shares of common stock in exchange for all of the shares of L&W (see Note B), gives the shareholders of L&W a non-transferable right to put such stock back to us on August 31, 2009 in exchange for all of the shares of L&W if such put right is not otherwise extinguished pursuant to the terms of the agreement. The put option can be extinguished at any time if our common stock becomes listed for trading on the New York Stock Exchange, the NASDAQ National Market (now known as the NASDAQ Global Market) or the American Stock Exchange, or we are acquired by another company in a transaction in which our shareholders receive securities, cash or a combination thereof, on or before August 31, 2009.

We have classified the puttable common stock outside of shareholders’ equity as the ability to extinguish the put was not considered to be completely within our control. As the puttable common stock is not redeemable currently and it is probable that the put will not be exercised, we have not adjusted the puttable common stock to its redemption amount. This position is based on economic incentives and capital alternatives currently being considered, which could result in an initial public offering of our common stock. The put agreement was cancelled as of March 30, 2007.

NOTE O – OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

In the normal course of business, we enter into various credit related financial instruments with off-balance-sheet risk to meet the financing needs of our clients. These financial instruments principally include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE O – OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS—Continued

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contractual notional amount of those instruments. We follow the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. The credit risk involved and collateral required in issuing letters of credit are essentially the same as those involved in extending loan facilities to clients.

Our principal commitments are as follows:

	2006	2005
Unfunded commitments	$267,829	$242,447
Letters of credit	3,341	4,679

Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract and have fixed expiration dates or other termination clauses. Some of the commitments are expected to expire without being drawn upon, so that the total commitment amounts do not necessarily represent future cash requirements. Letters of credit are commitments issued by us to guarantee the performance of a client to a third party, primarily borrowing arrangements. We evaluate each client’s credit worthiness on a case-by-case basis. The extension of credit is based on our credit evaluation of the client. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Included in unfunded commitments in 2006 are residential mortgages totaling $36,260. The fair value of these commitments is not significant.

NOTE P – CONCENTRATION OF CREDIT RISK

Our primary market areas are Houston, Texas and southwest Florida and we grant loans to clients located primarily within these geographical areas. Although we have a diversified loan portfolio, a substantial portion of our client’s ability to honor their contracts is dependent upon the economic stability of the respective geographic area. We evaluate each client’s creditworthiness on a case-by-case basis.

NOTE Q – COMMITMENTS AND CONTINGENCIES

We are a defendant in legal actions arising from transactions conducted in the ordinary course of business. We believe, after consultation with legal counsel, that the ultimate liability, if any, arising from such actions will not have a material adverse effect on our consolidated financial statements.

The Linscomb & Williams, Inc. merger agreement, dated as of August 31, 2005 includes a contingent consideration provision through December 31, 2009. This provision is based upon future revenue and net earnings. At December 31, 2006, the maximum potential amount of future undiscounted payments we could be required to make under this contingent consideration provision is approximately $1,602 in the form of our common stock.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE R – RELATED PARTY TRANSACTIONS

Deposits of executive officers, significant shareholders and directors were $30,254 and $18,698 (including time deposits of $1,199 and $327) at December 31, 2006 and 2005.

Loans to executive officers, significant shareholders and directors in 2006 were as follows:

Balance at January 1, 2006	$3,403
New loans	3,503
Repayments	(1,284)

Balance at December 31, 2006	$5,622

NOTE S – JUNIOR SUBORDINATED DEBENTURES

In April 2002, we formed Encore Capital Trust I (the Trust), a statutory business trust. We purchased all the common securities of the Trust for $464. The Trust issued $15,000 of preferred securities. The sole assets of the Trust are our subordinated debentures with an aggregate principal amount of $15,464, which are due April 22, 2032. The interest payable on the junior subordinated debentures is payable at a per annum rate equal to LIBOR plus 3.7%, reset semi-annually, subject to a maximum per annum rate of 11% through April 2007. Cash distributions on the common and preferred securities are made in the same amount and to the extent interest on the junior subordinated debentures is received by the Trust. The securities are redeemable in whole at any time on any April 22 or October 22 on or after April 22, 2007, or earlier in the event of certain changes or amendments to regulatory requirements or federal tax rules.

In September 2003, we formed Encore Statutory Trust II (the Statutory Trust), a statutory business trust. We purchased all the common securities of the Statutory Trust for $155. The Statutory Trust issued $5,000 of preferred securities. The sole assets of the Statutory Trust are our junior subordinated debentures with an aggregate principal amount of $5,155, which are due September 24, 2033. The interest payable on the junior subordinated debentures is payable at a per annum rate equal to LIBOR plus 2.95%, reset quarterly. Cash distributions on the common and preferred securities are made in the same amount and to the extent interest on the junior subordinated debentures is received by the Statutory Trust. The securities are redeemable in whole at any time on any March 17, June 17, September 17 or December 17 on or after September 17, 2008, or earlier in the event of certain changes or amendments to regulatory requirements or federal tax rules.

We own all of the outstanding common stock of the Trust and the Statutory Trust (the Trusts). Each trust is considered a variable interest entity (“VIE”) under Financial Accounting Standards Board Interpretation (“FIN”) No. 46 “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51,” as revised. Prior to FIN 46R, VIEs were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. Under FIN 46R, a VIE should be consolidated by its primary beneficiary. We implemented FIN 46R during the fourth quarter of 2003. Because we are not the primary beneficiary of the Trusts, the financial statements of the Trusts are no longer included in our consolidated financial statements.

Our obligations under the junior subordinated debentures, the related indenture, the trust agreement relating to the trust securities, and the guarantee constitute a full and unconditional guarantee by us of the obligations of the Trusts under the respective preferred securities.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE T – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the carrying values and estimated fair values of financial instruments as of December 31:

	2006		2005
	Carrying Amount	Estimated fair value	Carrying Amount	Estimated fair value
Financial assets:
Cash and cash equivalents	$39,096	$39,096	$36,154	$36,154
Securities available-for-sale	83,701	83,701	108,804	108,804
Securities held-to-maturity	172,555	167,389	214,270	209,231
Mortgages held-for-sale	57,769	59,340	64,488	66,366
Loans receivable, net	899,312	909,434	799,485	810,678
Federal Home Loan Bank of Dallas stock	7,719	7,719	16,862	16,862
Accrued interest receivable	6,101	6,101	5,335	5,335

Financial liabilities:
Deposits	$1,030,811	$1,030,710	$815,074	$812,786
Borrowings and repurchase agreements	171,732	170,698	375,752	374,344
Accrued interest payable	1,262	1,262	1,693	1,693
Junior subordinated debentures	20,619	20,619	20,619	20,619

In many instances, the assumptions used in estimating fair values were based upon subjective assessments of market conditions and perceived risks of the financial instruments at a certain point in time. The fair value estimates can be subject to significant variability with changes in assumptions. Furthermore, these fair value estimates do not reflect any premium or discount that could result from offering for sale at one time entire holdings of a particular financial instrument, nor are the tax ramifications related to the realization of unrealized gains or losses permitted to be considered in the estimation of fair value. In addition, fair value estimates are based solely on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Examples would include portfolios of loans serviced for others, investments in real estate and premises and equipment. Fair value methods and assumptions are set forth below for our financial statements.

Cash and Cash Equivalents

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate those assets’ fair values.

Securities

The fair value of securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE T – FAIR VALUE OF FINANCIAL INSTRUMENTS—Continued

Loans Receivable

Fair values are estimated for portfolios of loans with similar financial characteristics. Mortgage loans are segregated by type, including but not limited to residential, commercial and construction. Consumer loans are segregated by type, including but not limited to home improvement loans, secured and unsecured personal loans. Each loan category may be segmented, as appropriate, into fixed and adjustable interest rate terms, ranges of interest rates, performing and nonperforming, and repricing frequency.

For certain homogenous categories of loans, such as some residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future scheduled and unscheduled cash flows using the current rates at which similar loans should be made to borrowers with similar credit ratings and for the same remaining maturities. Unscheduled cash flows take the form of estimated prepayments and may be based upon our historical experience as well as anticipated experience derived from current and prospective economic and interest rate environments. For certain types of loans, anticipated prepayment experience exists in published tables from securities dealers.

The fair value of significant nonperforming loans is based on recent external appraisals. Where appraisals are not available, estimated cash flows are discounted using a rate commensurate with the credit risk associated with those cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

Mortgages Held-for-Sale

Fair values of mortgage loans held-for-sale are based on commitments on hand from investors or prevailing market prices.

Federal Home Loan Bank of Dallas Stock

The fair value of Federal Home Loan Bank of Dallas stock is estimated to be equal to its carrying amount as reported in the accompanying balance sheet, given it is not a publicly traded equity security, it has an adjustable dividend rate, and all transactions in the stock are executed at the stated par value.

Deposits

The fair value of deposits with no stated maturity, such as non-interest-bearing checking accounts and money market accounts is equal to the amount payable upon demand as of December 31, 2006 and 2005. The fair value of certificates of deposit is based on the lower of redemption or discounted value of contractual cash flows. Discount rates for certificates of deposit are estimated using current market rates.

Borrowings and Repurchase Agreements

The fair values of our borrowings and repurchase agreements are estimated using discounted cash flow analyses based on our current incremental borrowing rates for similar types of borrowing arrangements.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE T – FAIR VALUE OF FINANCIAL INSTRUMENTS—Continued

Fair value of Federal Home Loan Bank advances is estimated using the rates currently being offered for advances with similar remaining maturities.

Junior Subordinated Debentures

The fair values of our junior subordinated debentures are estimated to be equal to their carrying value reported in the consolidated balance sheets since these instruments reprice periodically according to prevailing market interest rates.

Accrued Interest

The carrying amounts of accrued interest are considered to approximate their fair values due to their short-term nature.

Unrecognized Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

We have reviewed the unfunded portion of commitments to extend credit as well as standby and other letters of credit, and have determined that the fair value of such financial instruments is not material.

Nonfinancial Instruments

We have not considered the value of our long-term relationships with depositors, commonly known as core deposit intangibles, when estimating the fair value of deposit liabilities. These intangibles are considered to be separate intangible assets that are not financial instruments. Nonetheless, financial institutions’ core deposits have typically traded at premiums to their book values under both historical and current market conditions.

NOTE U – EMPLOYEE BENEFIT PLAN

We have implemented a defined contribution plan (Plan) covering all eligible personnel. Contribution expense related to the Plan was $569, $462 and $317 for the years ended December 31, 2006, 2005 and 2004, respectively.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE V – EARNINGS PER COMMON SHARE

The factors used in the earnings per common share computation follow:

	2006	2005	2004
Basic:
Net earnings	$7,478	$4,789	$6,863
Average common shares outstanding, net of nonvested restricted stock	7,501,131	6,824,712	5,986,274
Per Share	$1.00	$0.70	$1.15

Diluted:
Average common shares outstanding	7,501,131	6,824,712	5,986,274
Add: Net effect of nonvested restricted stock and the assumed exercise of stock options	351,092	456,155	189,545
Contingent share-based consideration	73,462	7,632	—
Diluted average common shares outstanding	7,925,685	7,288,499	6,175,819
Per Share	$0.94	$0.66	$1.11

The 773,616 shares of puttable common stock (see Note N) have been considered outstanding for all periods since issuance on August 31, 2005, for purposes of computing basic and diluted earnings per share.

NOTE W – SEGMENT INFORMATION

We have three lines of business which are, banking, wealth management and insurance, that are delineated by the products and services that each segment offers. The segments are managed separately with different clients, employees, systems, risks and marketing strategies. Banking includes our commercial and private client banking services. Wealth management provides personal wealth management services through Encore Trust Company, N.A. and Linscomb & Williams, Inc. and insurance includes the selling of property and casualty insurance products by Town & Country Insurance Agency.

The accounting policies of each line of business are the same as those described in the summary of significant accounting policies. Revenues, expenses, and assets are recorded by each line of business, and we separately review financial information. In addition to direct expenses, each line of business was allocated certain general corporate expenses such as executive administration, accounting, internal audit, and human resources based on the average asset level of the operating segment.

Activities that are not directly attributable to the reportable operating segments, including the elimination of inter company transactions, are presented under other.

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE W – SEGMENT INFORMATION—Continued

Financial results by operating segment were as follows:

	Banking	Wealth Management	Insurance	Other	Consolidated
2006
Net interest income (expense)	$31,622	$218	$72	$(1,739)	$30,173
Provision for loan losses	3,491	—	—	—	3,491
Noninterest income	12,226	17,315	5,542	—	35,083
Noninterest expense	33,226	13,232	3,880	—	50,338

Earnings (loss) before income taxes	7,131	4,301	1,734	(1,739)	11,427
Income tax expense (benefit)	2,194	1,639	719	(603)	3,949

Net earnings (loss)	$4,937	$2,662	$1,015	$(1,136)	$7,478

Total assets at December 31,	$1,342,446	$42,684	$8,231	$(56,518)	$1,336,843

2005
Net interest income (expense)	$27,546	$64	$22	$(1,379)	$26,253
Provision for loan losses	3,198	—	—	—	3,198
Noninterest income	14,085	10,548	4,699	2	29,334
Noninterest expense	33,093	8,750	3,658	1	45,502

Earnings (loss) before income taxes	5,340	1,862	1,063	(1,378)	6,887
Income tax expense (benefit)	1,592	615	387	(496)	2,098

Net earnings (loss)	$3,748	$1,247	$676	$(882)	$4,789

Total assets at December 31,	$1,317,759	$40,545	$6,772	$(48,511)	$1,316,565

2004
Net interest income (expense)	$25,040	$—	$(10)	$(1,016)	$24,014
Provision for loan losses	3,159	—	—	—	3,159
Noninterest income	19,031	—	2,794	(3)	21,822
Noninterest expense	30,335	—	2,212	—	32,547

Earnings (loss) before income taxes	10,577	—	572	(1,019)	10,130
Income tax expense (benefit)	3,364	—	222	(319)	3,267

Net earnings (loss)	$7,213	$—	$350	$(700)	$6,863

Total assets at December 31,	$1,272,203	$—	$5,768	$(4,900)	$1,273,071

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE X – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial statements pertaining only to Encore Bancshares, Inc. are presented below. Investments in subsidiaries are stated using the equity method of accounting.

Condensed Balance Sheets

	December 31,
	2006	2005
Assets:
Cash and due from banks	$1,030	$1,953

Total cash and cash equivalents	1,030	1,953
Investment in subsidiaries	123,756	114,891
Other assets	1,800	1,547

	$126,586	$118,391

Liabilities:
Junior subordinated debentures	$20,619	$20,619
Accrued interest payable and other liabilities	290	259

Total liabilities	20,909	20,878
Puttable common stock	10,266	10,266
Shareholders’ equity	95,411	87,247

	$126,586	$118,391

Condensed Statements of Income

	Year Ended December 31,
	2006	2005	2004
Income:
Other non-interest income	$1	$2	$—

Total income	1	2	—

Expenses:
Interest expense	1,739	1,379	1,016
Compensation	1,392	624	334
Other	96	143	113

Total expenses	3,227	2,146	1,463

Earnings before income taxes and equity in undistributed earnings of subsidiaries	(3,226)	(2,144)	(1,463)
Income tax benefit (expense)	1,139	(470)	484
Equity in undistributed earnings of subsidiaries	9,565	7,403	7,842

Net earnings	$7,478	$4,789	$6,863

Encore Bancshares, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

December 31, 2006, 2005 and 2004

(Dollars in thousands, except per share amounts)

NOTE X – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION—Continued

Condensed Statements of Cash Flows

	Year Ended December 31
	2006	2005	2004
Operating Activities:
Net earnings	$7,478	$4,789	$6,863
Adjustments to reconcile net income to new cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(9,565)	(7,403)	(7,842)
Stock-based compensation	1,391	608	204
Change in prepaid expenses and other assets	(429)	878	(73)
Change in accrued interest payable and other liabilities	31	68	32

Net cash from operating activities	(1,094)	(1,060)	(816)
Investing Activities:
Dividend received from subsidiaries	—	19,500	—
Cash paid for acquisitions, net	—	(19,500)	—
Capital contributions to subsidiaries	—	(6,500)	—

Net cash from investing activities	—	(6,500)	—
Financing Activities:
Proceeds from sale of common stock, net	171	8,283	671

Net cash from financing activities	171	8,283	671

Net change in cash and cash equivalents	(923)	723	(145)
Cash and cash equivalents at beginning of year	1,953	1,230	1,375

Cash and cash equivalents at end of year	$1,030	$1,953	$1,230

1,979,761 Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

                        Sandler O’Neill + Partners, L.P.

SMH Capital

The date of this prospectus is July 17, 2007

Until August 11, 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.